Form 10-K, Exhibit 13
period 1995-12-31
ATLANTIC AMERICAN CORP
filed 1996-04-01
CIK 8177

EXHIBIT 13.1







Financial Contents


Selected Financial Data   9

Management's Discussion and Analysis   10

Consolidated  Balance Sheets   15

Consolidated Statements of Operations   16

Consolidated Statements of Shareholder's Equity   17

Consolidated Statements of Cash Flows   18

Notes to Consolidated Financial Statements   19

Market Information   38

Report of Independent Public Accountants   39

Selected Financial Data

(In Thousands, Except Per Share Data)
                                            Year Ended December 31,
                                            -----------------------
                                      1995     1994     1993    1992     1991
                                      ----     ----     ----    ----     ----
  Insurance premiums............  $ 43,373  $ 41,701 $ 40,944 $42,764 $ 53,726
  Investment income.............     6,566     6,628    6,048   6,399    7,599
  Realized investment gains
    (losses), net...............     1,731      870      744    4,091   (7,092)
                                   -------   -------  -------  -------  -------
    Total revenue...............    51,670   49,199   47,736   53,254   54,233
                                   -------   -------  -------  -------  -------

  Insurance benefits and losses
    incurred....................    24,689   21,955   25,364   33,616   41,978
  Other expenses................    23,897   20,727   21,905   20,430   26,564
                                   -------   -------  -------  -------  -------
    Total benefits and expenses.    48,586   42,682   47,269   54,046   68,542
                                   -------   -------  -------  -------  -------
                                     3,084    6,517      467     (792) (14,309)
  Debt conversion expense.......        -        -        -       (98)  (5,370)
  Income tax benefit............        34    1,632      989       -        -
                                   -------   -------  -------  -------  -------
     Income (loss) from continuing
       operations...............     3,118    8,149    1,456     (890) (19,679)
     (Loss) income from discontin-
       ued operations, net......   (10,094)   1,121    1,543       96   (1,265)
                                   -------   -------  -------  -------  -------
     (Loss) income before extra-
       ordinary gain and cumulative
       effect of change in
       accounting principle for
       income taxes.............    (6,976)   9,270    2,999     (794) (20,944)
  Extraordinary gain............        -       100      897      279      688
                                    -------  -------  -------  -------  -------
     (Loss) income before
       cumulative effect of
       change in accounting
       principle for income
       taxes....................    (6,976)   9,370    3,896     (515) (20,256)
  Cumulative effect of change in
       accounting principle for
       income taxes.............        -        -      (519)      -        -
                                   -------   -------   -------  ------- -------
     Net (loss) income .........  $ (6,976) $ 9,370  $ 3,377  $  (515)$(20,256)
                                  ========  =======  =======  ======= ========

  Net (loss) income per common
    share data:
      Continuing operations.....  $    .15  $   .43  $   .06 $   (.07)$  (2.04)
      Discontinued operations...      (.54)     .06      .09      .01     (.13)
      Extraordinary gain........        -       NIL      .05      .01      .07
      Cumulative effect of change
        in accounting principle
        for income taxes........        -        -      (.03)      -        -
                                   -------   -------  -------  -------  -------
      Net (loss) income ........  $   (.39)$    .49 $    .17 $   (.05)$  (2.10)
                                  ======== ======== ======== ======== ========

  Weighted average common shares
    outstanding.................    18,671   18,511   18,476   17,680    9,789

  Book value per share..........  $   1.61 $   1.47 $   1.24 $   1.01 $    .38

  Total assets .................  $244,541 $148,740 $154,822 $159,698 $167,950

  Total long-term debt..........  $ 31,569 $ 24,327 $ 21,827 $ 19,327 $ 33,370

  Total shareholders' equity....  $ 46,478 $ 30,022 $ 25,806 $ 21,601 $  6,723

                   Management's Discussion and Analysis of
              Financial Condition and Results of Operations

OVERVIEW

Atlantic American Corporation's net loss for 1995 was $7.0 million, or $.39 per share, compared to net income of $9.4 million, or $.49 per share, in 1994 and net income of $3.4 million, or $.17 per share, in 1993. The decrease in earnings in 1995 was attributable to the unprofitable operations of the Company's furniture division and a comparative decrease in the earnings of the Company's insurance division due to the one time recognition of redundant reserves in 1994. The increase in earnings in 1994 was primarily due to the recognition of redundant reserves of $4.9 million following the settlement of a significant portion of the insurance division's workers' compensation insurance liabilities and the settlement of $1.1 million of a business interruption insurance claim stemming from Hurricane Andrew in 1992. In addition, improved corporate results for 1994 included a net tax benefit of $546,000 and an extraordinary gain of $100,000. Earnings in 1993 included an extraordinary gain of $897,000, or $.05 per share, resulting from the extinguishment of debt, and a charge of $519,000, or $.03 per share, representing the cumulative effect of a change in accounting principle. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

ACQUISITION

On December 31, 1995 the Company acquired American Southern Insurance Company ("American Southern") for an aggregate of $34.0 million. American Southern, a highly rated property and casualty insurance company which specializes in state and municipality automobile insurance, was acquired to complement the Company's position as a niche insurance holding company. American Southern's balance sheet has been consolidated in the Company's December 31, 1995 balance sheet, whereas, results of operations and cash flows will not be reflected until 1996 (see Note
7).

DISCONTINUED OPERATIONS

Subsequent to year end, the Company announced its intent to sell its furniture operations. The furniture division, which consisted of Leath Furniture, Inc. ("Leath") and its subsidiaries, Modernage Furniture, Inc. and Jefferson Home Furniture Company, Inc., has suffered severe losses in light of a current industry wide downturn. Management anticipates continued losses in the future, and therefore, has made the decision to exit the retail furniture business and concentrate on its core insurance businesses (see Note 8). The Company has announced that it intends to sell its approximately 88% interest in Leath during the first half of 1996 to a related party.

Leath's total operating losses for 1995 totaled $6.7 million compared to earnings of $1.1 million in 1994 and $1.5 million in 1993. The Company recorded an additional charge to earnings of $3.4 million in 1995 for estimated losses to be incurred prior to disposition, bringing the total loss for discontinued operations in 1995 to $10.1 million. Previously separated intersegment revenues attributable to mortgage loans from the insurance companies to Leath have been included in investment income of the continuing operations of the insurance segment.

RESULTS OF CONTINUING OPERATIONS

Revenue

Premiums increased to $43.4 million in 1995 from $41.7 million in 1994 and $40.9 million in 1993. This represents a 4.0% increase in 1995 from 1994 as compared to a 1.8% increase in 1994 from 1993. Medicare supplement and workers' compensation have historically made up the majority of insurance premium revenue. Medicare supplement accounted for 27.4% of the premiums in 1995, 32.0% in 1994 and 36.8% in 1993. Workers' compensation accounted for 34.5% of the premiums in 1995, 28.7% in 1994 and 24.2% in 1993. The increase in premiums in 1995 was due to an increase of $3.7 million of casualty premiums and $186,000 of life premiums offset by a decrease of $2.2 million of accident and health premiums. The increase in premiums in 1994 was due to an increase of $1.8 million in casualty premiums and $1.4 million of life premiums offset by a decrease in accident and heath premiums of $2.5 million.

The decline in accident and health premiums for the past three years has resulted primarily from a decrease in Medicare supplement insurance premiums. Overall, the Life and Health Division has experienced a decline in accident and health premiums as a result of management's decision to diversify the premium base. The increases in life premiums in 1995 and 1994 reflect the continuing movement to a more diversified product mix with more emphasis on life insurance.

The Casualty Division (excluding American Southern) increased premiums in 1995 to $18.3 million from $14.6 million in 1994 and $12.8 million in 1993. This division has continued to emphasize its marketing efforts in its core states of Georgia and Mississippi.

Investment income remained constant at $6.6 million in 1995 and 1994, increasing from $6.0 million in 1993. Investment income remained constant in 1995 primarily due to the leveling off of interest rates. Investment income increased in 1994 due to increased yields on the Company's investment portfolio. Management has focused on increasing the Company's investments in short and medium maturity bonds. Exclusive of the acquired investments of American Southern, the carrying value of funds available for investment (which include cash, short-term investments, bonds and common and preferred stocks) at December 31, 1995 increased approximately $13.0 million from the balance at the end of 1994, primarily due to cash provided by operations of $3.2 million, and an increase in unrealized gain of $9.8 million.

Realized investment gains have increased to $1.7 million in 1995 from $870,000 in 1994 and $744,000 in 1993, mainly due to the increased gains from the Company's stock portfolio.

Benefits and Expenses

Total insurance benefit and losses increased to $24.7 million in 1995 from $22.0 million in 1994 and decreased from $25.4 million in 1993. The comparative increase in insurance benefits and losses in 1995 was primarily due to the 1994 recognition of a reserve redundancy of $4.9 million in the Casualty Division following the settlement of a significant portion of the Company's workers' compensation insurance liabilities, which reduced insurance benefits and losses in 1994. This reserve redundancy caused a corresponding decrease in the comparison of 1994 insurance benefits and losses to 1993.

Over a three-year period ending December 31, 1995, the Life and Health Division has incurred insurance benefits and losses of $12.3 million in 1995, $15.4 million in 1994 and $15.8 million in 1993. The Life and Health Division's decreases are due to a corresponding decline in insurance premiums and a decrease in reserves caused by elimination of a block of funeral home business.

The Casualty Division has incurred insurance benefits and losses of $12.4 million in 1995, $6.5 million in 1994 and $9.6 million in 1993. With the exception of the recognition of the $4.9 million reserve redundancy in 1994, the Casualty Division's increase in insurance benefits and losses is due to increased premiums which resulted in an increased level of losses and related reserves.

As a percentage of premium revenue, insurance benefits and losses have increased to 56.9% in 1995 from 52.6% in 1994 and decreased from 61.9% in 1993. The Life and Health Division's percentages have decreased to 49.1% in 1995 from 57.1% in 1994 and 56.2% in 1993. The Casualty Division's percentages have decreased to 67.5% in 1995 from 77.2% in 1994, excluding the decrease of $4.9 million for the settlement of a large block of workers' compensation liabilities, and 74.7% in 1993.

Commission and underwriting expenses increased to $15.2 million in 1995 from $13.3 million in 1994 and $14.6 million in 1993. As a percentage of premium revenue, commission and underwriting expenses have increased to 35.2% in 1995 from 32.0% in 1994 and decreased from 35.6% in 1993. Net amortization of deferred acquisition costs has increased to $736,000 in 1995 from $113,000 in 1994 and decreased from $1.4 million in 1993. The increase in the amortization of deferred acquisition costs in 1995 was due mainly to the elimination of the block of funeral home business. The decrease in 1994 was primarily due to a decrease in policy lapses and an increase in new life insurance sales which included the block of funeral home business. Underwriting expenses increased to $7.8 million in 1995 from $7.0 million in 1994 and $7.2 million in 1993. Commissions have fluctuated in the past three years from $7.4 million in 1995, $6.4 million in 1994 and $7.4 million in 1993 due to increased premiums in the Casualty Division and increased life insurance sales.

Interest expense increased to $2.5 million in 1995 from $2.0 million in 1994 and $1.9 million in 1993, due to increased borrowings from affiliates.

Other expense increased $786,000 in 1995 to $6.2 million, but had remained at approximately $5.4 million in both 1994 and 1993. The increase in other expense was due in part to an increase of $248,000 in the expenses related to claims of the Company's self-insured employee group medical plan. The remaining portion of the increase in other expense was due to increased Parent company corporate expenses.

The Company's tax benefit in 1995 is composed of $9,000 of alternative minimum taxes offset by a benefit of $43,000 resulting from overpayments of alternate taxes in the prior year. The Company's tax benefit in 1994 of $546,000 is composed of a state income tax provision of $270,000, an alternative minimum federal income tax provision of $184,000 and a federal income tax benefit of $1.0 million. The benefit of $1.0 million is due to the Company reducing its deferred tax balance in the insurance division by $350,000 upon settlement of a tax case with the IRS regarding tax years 1983 and 1984 and the Company reducing its deferred tax balance by $650,000 upon expiration of a time limitation with respect to another potential tax liability. The Company's tax provision of $60,000 in 1993 was for alternative minimum taxes.

LIQUIDITY AND CAPITAL RESOURCES - CONTINUING OPERATIONS

The major cash needs for the Company are the ability to pay claims and expenses as they come due, and to have adequate statutory capital and surplus to meet state regulatory requirements. The Company's primary sources of cash are written premiums and investment income. Cash payments consist of current claim payments to insureds and operating expenses such as salaries, employee benefits, commissions, taxes, and shareholder dividends, when earnings warrant such payment. By statute, the state regulatory authorities establish minimum liquidity standards primarily to protect policyholders.

The Company's insurance subsidiaries (excluding American Southern) reported a combined statutory profit of $4.5 million in 1995 compared to $7.7 million in 1994 and $3.6 million in 1993. The 1995 statutory results were due to a profit of $1.5 million in the Casualty Division and a profit of $3.0 million in the Life and Health Division. The 1994 statutory results are due to a profit of $5.1 million in the Casualty Division (which includes the $4.9 million redundancy which was realized on the settlement of the workers' compensation liability previously discussed) and a profit of $2.6 million in the Life and Health Division. The 1993 statutory results were due to a profit of $967,000 in the Casualty Division and a profit of $2.6 million in the Life and Health Division.

Statutory results differ from the generally accepted accounting principles ("GAAP") results of operations for the Casualty Division due to interest expense on surplus notes being a direct charge to surplus and not an income statement item and the deferral of acquisition costs. The Life and Health Division's statutory results differ from GAAP results primarily due to deferral of acquisition costs and reserving methods. Management attempts to keep the maximum premium to surplus ratio at three to one for the Casualty Division. As of December 31, 1995, the Casualty Division (excluding American Southern) had annualized premiums of $18.3 million and surplus of $11.7 million. The Casualty Division (excluding American Southern) has adequate statutory surplus due to a statutory recapitalization which was completed in the second quarter of 1994. In conjunction with the recapitalization, the Casualty Division no longer pays the Company interest on the surplus notes that were subsequently converted to equity. Correspondingly, the Company rescheduled its quarterly interest payments in the second quarter of 1994 on its debt payable to affiliates to correspond to the annual dividend it expects to receive from the Casualty Division. The Casualty Division paid a dividend of approximately $2.0 million to the Company on May 15, 1995. Using the proceeds from the dividend payment, the Company paid a total of $1.1 million in accrued interest on rescheduled interest payments along with $675,000 of short-term notes payable to affiliates.

On May 22, 1995, Bankers Fidelity Life Insurance paid a dividend of approximately $896,000. A total of 93.0% or approximately $835,000 of the total Bankers Fidelity dividend was paid to the Company. These funds have been used to fund leasehold improvements, computer software expenditures, and to fund the Company's stock repurchase plan for up to 500,000 shares which are being used in the Company's various employee benefit plans. In 1995, a total of $267,000 was spent on leasehold improvements, $489,000 on computer software, and $174,000 in repurchasing the Company's stock. A total of $600,000 of funds was received from the exercise of stock options in 1995, the majority of which were due to expire in July of 1995. The primary sources of funds for the Company are dividends from its subsidiaries and management fees and borrowings from affiliates of the Company. The Company believes that additional funding would be available from certain of its affiliates to meet any additional liquidity needs, although currently there are no other arranged sources of unused borrowing.

On January 5, 1996, the Company entered into an agreement with Bankers Fidelity and a newly formed wholly-owned subsidiary of the Company, pursuant to which the Company will acquire the remaining publicly-held interest in Bankers Fidelity that the Company does not own. The transaction will be completed through the merger of the newly formed subsidiary into Bankers Fidelity, with Bankers Fidelity being the surviving corporation in the merger. As a result of the merger, the public shareholders of Bankers Fidelity will receive $6.25 in cash per share, for an aggregate payout of approximately $1.3 million. The source of funds for the payment of the merger consideration, together with an estimated $225,000 in related expenses, will be Bankers Fidelity's surplus account. The transaction is scheduled to be completed on April 1, 1996, following approval by the Bankers Fidelity shareholders.

The Company provides certain administrative and other services to each of its insurance subsidiaries. The amounts charged to and paid by the subsidiaries in 1995 increased approximately $140,000 to $5.6 million. In 1994, these amounts increased approximately $592,000 to $5.4 million. The Company believes that the fees and charges to its subsidiaries and, if needed, borrowings from affiliates will enable the Company to meet liquidity requirements for the foreseeable future. In addition, the Company has a formal tax-sharing agreement between the Company and its insurance subsidiaries, and intends to include American Southern. A net total of $1.4 million was paid to the Company under the tax sharing agreement in 1995. It is anticipated that this agreement will provide the Company with additional funds from profitable subsidiaries due to the subsidiaries' use of the Company's tax loss carryforward which totals approximately $60.4 million at December 31, 1995. Approximately 93.0% of the investment assets of the insurance subsidiaries, including American Southern, are in marketable securities that can be converted into cash, if required; however, use of such assets by the Company is limited by state insurance regulations. Dividend payments to the Company by its insurance subsidiaries are limited to the accumulated statutory earnings of the individual insurance subsidiaries. At December 31, 1995, Georgia Casualty had $6.3 million of accumulated statutory earnings, Bankers Fidelity had $6.1 million of accumulated statutory earnings, Atlantic American Life had $1.3 million of accumulated statutory deficit, and American Southern had $17.0 million of accumulated statutory earnings. Management is not aware of any current recommendations by regulatory authorities which, if implemented, would have a material adverse effect on the Company's liquidity, capital resources or operations.

Net cash provided by operating activities totaled $3.2 million in 1995 compared to net cash used of $9.8 million in 1994. This improvement in operating cash flows is due mainly to the payment of $9.1 million by the Casualty Division for the settlement of certain workers' compensation liabilities in 1994. The Company incurred a total of $1.1 million of additions to property and equipment in 1995, which mainly represent leasehold improvements and additions to the new computer system. The insurance subsidiaries of the Company purchased 285,000 shares of Leath's common stock for an aggregate $1.0 million in June and July of 1995, which is reflected in the financial statements as the acquisition of minority interest. This purchase gave the Company approximately 88% ownership of Leath. Cash and short-term investments increased from $4.0 million at December 31, 1994, to $15.1 million at December 31, 1995, due to the $3.2 million of cash provided by operations, net investment proceeds of $5.1 million and the acquisition of American Southern's cash balance of $5.5 million at December 31, 1995. Total investments (excluding short-term investments) increased to $168.1 million at December 31, 1995 from $96.4 million at December 31, 1994 due primarily to the purchase of American Southern.

LIQUIDITY AND CAPITAL RESOURCES - ACQUISITION

On December 31, 1995, the Company acquired all of the outstanding stock of American Southern for an aggregate purchase price of approximately $34.0 million, consisting of $22.6 million in cash and the execution of a note in favor of the seller of $11.4 million. In connection with the acquisition, the Company entered into a Credit Agreement with Wachovia Bank of Georgia, N.A. The Credit Agreement provides for aggregate borrowings of approximately $34.0 million, of which $22.6 million was immediately drawn on December 31, 1995 to finance the cash portion of the purchase price. The remaining amount may be borrowed at any time during 1996 to finance the repayment of the $11.4 million in debt, which is due October 11, 1996. The Company intends to repay its obligations under the Credit Agreement using dividend payments received from American Southern. The Company expects to receive dividends of approximately $300,000 per month from American Southern.

In connection with entering into the Credit Agreement, the Company agreed to convert, effective as of December 31, 1995, approximately $13.4 million in outstanding debt to affiliates into a new series of preferred stock, which will accrue dividends at 9% per year. The Company does not intend to pay the cumulative dividends on this preferred stock during 1996.


DEFERRED TAXES


At December 31, 1995, the net cumulative deferred tax liability consists of $29.0 million of deferred tax assets, offset by $8.9 million of deferred tax liabilities and a $20.2 million valuation allowance.

The Company's ability to generate the expected amounts of taxable income from operations is dependent upon various factors, many of which are beyond management's control. Accordingly, there can be no assurance that the Company will meet its expectation of future taxable income. Therefore, the realization of the deferred tax assets will be assessed periodically based on the Company's current and anticipated results of operations.

IMPACT OF INFLATION

Insurance premiums are established before the amount of losses and loss adjustment expenses, or the extent to which inflation may affect such losses and expenses, are known. Consequently, the insurance segment attempts, in establishing its premiums, to anticipate the potential impact of inflation. For competitive reasons, however, premiums may not be able to be increased to anticipate inflation, in which event the Company's inflation costs would be absorbed. Inflation also affects the rate of investment return on the Company's investment portfolio with a corresponding effect on investment income.

             ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED BALANCE SHEETS

 (In Thousands, Except Share and Per Share Data)
                                 ASSETS                    December 31,
                                                           ------------
                                                       1995          1994
                                                       ----          ----
Cash, including short-term investments
  of $12,498 and $2,498...................          $ 15,069      $  4,016

Investments ..............................           168,117        96,416

Receivables:
  Reinsurance.............................            22,467        12,334

  Other (net of allowance for doubtful
    accounts: $1,260 and $872)............            18,567        11,385

Deferred acquisition costs................            14,899        13,553

Other assets..............................             4,125         3,017

Goodwill..................................             2,250            -

Net (obligation to) assets of discontinued
  operations..............................              (953)        8,019
                                                    ---------     --------
    Total assets..........................          $244,541      $148,740
                                                    ========      ========

                  LIABILITIES AND SHAREHOLDERS' EQUITY

Insurance reserves and policy funds ......          $143,847      $ 88,295

Accounts payable and accrued expenses.....             8,010         4,458

Debt payable ($6,358 and $20,408 due to
  affiliates).............................            44,921        25,002

Minority interest.........................             1,285           963
                                                     -------       -------
    Total liabilities.....................           198,063       118,718
                                                     -------       -------
Commitments and Contingencies
Shareholders' equity:
  Preferred stock, $1 par, 4,000,000
    shares authorized:

    Series A preferred, 30,000 shares
      issued and outstanding, $3,000
      redemption value....................                30            30

    Series B preferred, 134,000 shares
      issued and outstanding, $13,400
      redemption value....................               134            -

  Common stock, $1 par, 30,000,000 shares
    authorized;  18,712,167 shares issued
    in 1995 and 18,413,942 shares issued
    in 1994...............................            18,712        18,414

  Additional paid-in capital..............            46,531        33,289

  Accumulated deficit.....................           (34,446)      (27,452)

  Net unrealized investment gains.........            15,589         5,741

  Treasury stock, at cost, 32,767 shares
    in 1995 and 48 shares in 1994.........               (72)           -
                                                      -------       -------
    Total shareholders' equity............            46,478        30,022
                                                      -------       -------
    Total liabilities and shareholders'
      equity..............................          $244,541      $148,740
                                                    ========      ========
The accompanying notes are an integral part of these financial statements.

             ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF OPERATIONS

 (In Thousands, Except Per Share Data)

                                                Year Ended December 31,
                                                -----------------------
Revenue:                                       1995       1994       1993
                                               ----       ----       ----
  Insurance premiums...................... $  43,373  $  41,701  $  40,944
  Investment income.......................     6,566      6,628      6,048
  Realized investment gains, net .........     1,731        870        744
                                           ---------  ---------   ---------
    Total revenue.........................    51,670     49,199     47,736
                                           ---------  ---------   ---------
Benefits and expenses:
  Insurance benefits and losses incurred..    24,689     21,955     25,364
  Commissions and underwriting expenses...    15,249     13,355     14,591
  Interest expense........................     2,458      1,968      1,886
  Other...................................     6,190      5,404      5,428
                                           ---------  ---------   ---------
    Total benefits and expenses...........    48,586     42,682     47,269
                                           ---------  ---------   ---------
    Income before income tax benefit,
      discontinued operations,
      extraordinary gain and cumulative
      effect of change in accounting
      principle for income taxes..........     3,084      6,517        467

Income tax benefit........................        34      1,632        989
                                           ---------  ---------   ---------
Income from continuing operations.........     3,118      8,149      1,456
(Loss) income from discontinued
  operations, net.........................   (10,094)     1,121      1,543
                                           ---------  ---------   ---------
    (Loss) income before extraordinary
      gain and cumulative effect of change
      in accounting principle for income
      taxes...............................    (6,976)     9,270      2,999
Extraordinary gain .......................        -         100        897
                                           ---------  ---------   ---------
    (Loss) income before cumulative effect
      of change in accounting principle
      for income taxes....................    (6,976)     9,370      3,896
Cumulative effect of change in accounting
  principle for income taxes..............        -          -        (519)
                                           ---------  ---------   ---------
    Net (loss) income before preferred
      stock dividends.....................    (6,976)     9,370      3,377
Preferred stock dividends.................      (315)      (315)      (315)
                                           ---------  ---------  ---------
    Net (loss) income applicable to
      common stock........................ $  (7,291) $   9,055  $   3,062
                                           =========  =========  =========

Weighted average common shares
  outstanding.............................    18,671     18,511     18,476
                                           =========  =========  =========
Net (loss) income per common share data:
  Continuing operations................... $     .15  $     .43  $     .06
  Discontinued operations.................      (.54)       .06        .09
  Extraordinary gain......................        -         NIL        .05
  Cumulative effect of change in
    accounting principle for income
    taxes.................................        -          -        (.03)
                                           ---------  ---------  ---------

    Net (loss) income .................... $    (.39) $     .49  $     .17
                                           =========  =========  =========

The accompanying notes are an integral part of these financial statements.

             ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                               Net
                                      Additional            Unrealized
                  Preferred   Common   Paid-In  Accumulated Investment Treasury
                   Stock(1)   Stock    Capital    Deficit     Gains     Stock
                   ----------------------------------------------------------

(In Thousands, Except Per Share Data)
Balance, December
  31, 1992......   $    30   $  18,399 $ 33,915 $  (40,199) $  9,456   $    -
  Net income....        -           -        -       3,377        -         -
  Cash dividends
    declared on
    preferred
    stock.......        -           -      (315)        -         -         -
  Effect of change
    in accounting
    principle for
    certain invest-
    ments in debt
    securities...       -           -         -         -      1,253        -
  Decrease in
    unrealized
    investment
    gains........       -           -         -          -      (110)       -
                    -------   --------  -------- ---------  ---------  --------

Balance, December
  31, 1993.......       30      18,399   33,600    (36,822)   10,599        -
  Net income.....       -           -        -       9,370        -         -
  Cash dividends
    declared on
    preferred
    stock........       -           -      (315)        -         -         -
  Stock options
    exercised....       -           15        4         -         -         -
  Decrease in
    unrealized
    investment
    gains........       -           -        -          -     (4,858)       -
                    -------   --------  -------- ---------  ---------  --------

Balance, December
  31, 1994.......       30      18,414   33,289    (27,452)    5,741        -
  Net loss.......       -           -        -      (6,976)       -         -
  Cash dividends
    declared on
    preferred
    stock........       -           -      (315)        -         -         -
  Purchase of 78,148
    shares for
    treasury.....       -           -        -          -         -       (174)
  Issuance of 343,606
    shares for employee
    benefits and stock
    options......       -          298      291        (18)       -        102
  Conversion of debt
    payable to
    preferred stock.   134          -    13,266         -         -         -
  Increase in
    unrealized invest-
    ment gains          -           -        -          -      9,848        -
                    -------   --------  -------- ---------  ---------  --------

Balance, December
  31, 1995.......  $   164   $  18,712 $ 46,531 $  (34,446) $ 15,589   $   (72)
                    =======   ========= ======== ==========  ========   =======



(1)  Includes Series A and B preferred stock

The accompanying notes are an integral part of these financial statements.

             ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31,
                                                 -----------------------
(In Thousands, Except per Share Data)         1995        1994        1993
                                              ----        ----        ----
Cash flows from operating activities:
  Net (loss) income...................    $  (6,976)   $   9,370    $   3,377
  Adjustments to reconcile net (loss)
    income to net cash used in
    operating activities:
      Amortization of deferred
        acquisition costs............         3,721        3,008        3,234
      Acquisition costs deferred.....        (2,985)      (2,895)      (1,834)
      Realized investment gains......        (1,731)        (870)        (744)
      Decrease in reserves...........        (1,203)     (12,939)     (11,387)
      Loss (income) from discontinued
        operations, net..............        10,094       (1,121)      (1,543)
      Depreciation and amortization..           547          370          230
      Deferred income taxes..........            -        (1,000)          -
      Cumulative effect of change
        in accounting principle......            -            -           519
      Minority interest..............           285           63           59
      (Increase) decrease in
        receivables, net.............           997       (3,793)       3,135
      Extraordinary gain from
        extinguishment of debt.......            -          (100)        (897)
      Increase in other liabilities..           177          472          645
      Other, net.....................           319         (366)        (869)
                                          ---------    ----------   ---------
        Net cash provided by (used in)
          continuing operations......         3,245       (9,801)      (6,075)
                                          ---------    ----------   ---------
        Net cash (used in) provided by
          discontinued operations....        (9,177)       2,291        2,469
                                          ---------    ----------   ---------
        Net cash used in operating
          activities.................        (5,932)      (7,510)      (3,606)
                                          ---------    ----------   ---------
Cash flows from investing activities:
  Proceeds from investments sold.....        21,027       17,805       16,686
  Proceeds from investments matured,
    called or redeemed...............        17,004        7,099        5,997
  Investments purchased..............       (32,909)     (32,514)     (39,222)
  Acquisition of minority interest...        (1,012)          -            -
  Acquisition of American Southern
    Insurance Company, net of
    $5,497 of cash acquired..........       (17,273)          -            -
  Additions to property and
    equipment........................        (1,107)      (1,270)         (85)
                                          ---------    ----------   ---------
      Net cash used in continuing
        operations...................       (14,270)      (8,880)     (16,624)
                                          ---------    ----------   ---------
      Net cash used in discontinued
        operations...................        (2,551)      (6,691)      (1,984)
                                          ---------    ----------   ---------
      Net cash used in investing
        activities...................       (16,821)     (15,571)     (18,608)
                                          ---------    ----------   ---------
Cash flows from financing activities:
  Proceeds from issuance of notes
    payable .........................            -           675        1,500
  Proceeds from issuance of bank
    financing........................        22,642           -            -
  Preferred stock dividends..........          (315)        (315)        (315)
  Proceeds from exercise of stock
    options..........................           600           19           -
  Purchase of treasury shares........          (174)          -            -
  Repayments of long-term debt and
    notes payable....................          (675)          -            -
                                          ---------    ----------   ---------
      Net cash provided by continuing
        operations...................        22,078          379        1,185
                                          ---------    ----------   ---------
      Net cash provided by discontinued
        operations...................         9,345        4,303        1,161
                                          ---------    ----------   ---------
      Net cash provided by financing
        activities...................        31,423        4,682        2,346
                                          ---------    ----------   ---------

      Net increase (decrease) in cash
        and cash equivalents.........         8,670      (18,399)     (19,868)
                                          ---------    ----------   ---------
  Cash and cash equivalents at beginning
    of year:
      Continuing operations..........         4,016       22,318       43,832
      Discontinued operations........         2,383        2,480          834
                                          ---------    ----------   ---------
        Total........................         6,399       24,798       44,666
                                          ---------    ----------   ---------
  Cash and cash equivalents at end
    of year :
      Continuing operations..........        15,069        4,016       22,318
      Discontinued operations........            -         2,383        2,480
                                          ---------    ----------   ---------
        Total........................     $  15,069    $   6,399    $  24,798
                                          =========    ==========   =========
Supplemental cash flow information:
  Cash paid for interest.............     $   3,096    $     900    $   2,224
                                          =========    ==========   =========
  Cash paid for income taxes.........     $     128    $     115    $      -
                                          =========    ==========   =========
  Debt to seller for purchase of
    American Southern Insurance
    Company..........................     $  11,352    $      -     $      -
                                          =========    ==========   =========
  Long-term debt payable converted
    to preferred stock...............     $  13,400    $      -     $      -
                                          =========    ==========   =========


The accompanying notes are an integral part of these financial statements.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). These financial statements include the accounts of Atlantic American Corporation (the "Company") and its majority-owned subsidiaries, including Leath Furniture, Inc., which has been reflected as discontinued operations in the accompanying financial statements (see Note 8). All significant intercompany accounts and transactions have been eliminated in consolidation and the interests of minority shareholders have been recognized (see Note 16).

The Company has five insurance subsidiaries which include American Southern Insurance Company and its wholly owned subsidiary American Safety Insurance Company (collectively known as "American Southern"), Atlantic American Life Insurance Company, Bankers Fidelity Life Insurance Company and Georgia Casualty & Surety Company. American Southern was acquired on December 31, 1995 (see Note
7). Assets and liabilities are not classified, which is in accordance with insurance industry practice. Certain prior year amounts have been reclassified to conform to the 1995 presentation.

Premium Revenue and Cost Recognition
Life insurance premiums are recognized as revenues when due, whereas accident and health premiums are recognized over the premium paying period. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the lives of the contracts in proportion to premiums earned. This association is accomplished by the provision of a future policy benefits reserve and the deferral and subsequent amortization of the costs of acquiring business (principally commissions, advertising and certain issue expenses). Traditional life insurance and long-duration health insurance deferred policy acquisition costs are being amortized over the estimated premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. The deferred policy acquisition costs for property and casualty and short-duration health insurance are amortized over the effective period of the related insurance policies. Deferred policy acquisition costs are expensed when such costs are deemed not to be recoverable from the related unearned premiums and investment income.

Property and casualty insurance premiums are recognized as revenue ratably over the contract period. The Company provides for insurance benefits and losses on accident, health, and casualty claims based upon: (a) management's estimate of ultimate liability and claim adjusters' evaluations for unpaid claims reported prior to the close of the accounting period, (b) estimates of incurred but not reported claims based on past experience, and (c) estimates of loss adjustment expenses. The estimated liability is continually reviewed and updated, and changes to the estimated liability are recorded in the statement of operations in the year in which such changes are known.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill
Goodwill is associated with the acquisition of American Southern and will be amortized over a 15 year period using the straight-line method. The Company will periodically evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision. When factors indicate that goodwill should be evaluated for possible impairment, the Company will use an estimate of American Southern's undiscounted income over the estimated remaining life of the goodwill in measuring whether the goodwill is recoverable.

Fair Value of Financial Instruments
The fair value of cash, other receivables, short-term investments, bonds, common and preferred stocks, and mortgage loans was $196,356 and $103,689 at December 31, 1995 and 1994, respectively. Fair values of cash, other receivables and short-term investments approximate fair value because of the short maturity of those instruments. Bonds and common and preferred stock fair values were determined in accordance with methods prescribed by the National Association of Insurance Commissioners ("NAIC"), which do not differ materially from nationally quoted market prices. The fair value of certain municipal bonds is assumed to be equal to amortized cost where no market quotations exist.

The fair values of mortgage loans are estimated based on quoted market prices for those or similar investments. It is not practicable to estimate the fair values of policy loans, student loans and investments in limited partnerships without incurring excessive costs; therefore, no determination of the fair value of these investments has been made.

The fair value of debt and accounts payable and accrued liabilities was $52,377 and $26,182 at December 31, 1995 and 1994, respectively, of which $6,490 and $17,819 related to affiliates, respectively. The fair value of short-term debt payable and accounts payable and accrued liabilities is estimated to be its carrying value. The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues, or on the current rates offered for debt having the same or similar terms, and remaining maturities.

Investments
All of the Company's debt and equity securities are classified as available for sale and are carried at market value. Mortgage loans, policy and student loans, and real estate are carried at historical cost. In 1994, investments in limited partnerships were carried at historical cost. If a decline in the value of a common stock, preferred stock, or publicly traded bond below its cost or amortized cost is considered to be other than temporary, a realized loss is recorded to reduce the carrying value of the investment to its estimated net realizable value, which becomes the new cost basis.

The cost of securities sold is based on specific identification. Unrealized gains (losses) in the value of bonds and common and preferred stocks, are accounted for as a direct increase (decrease) in shareholders' equity and, accordingly, have no effect on net (loss) income.

Income Taxes
Income taxes are accounted for by the asset/liability approach in accordance with Statement of Financial Accounting Standards 109 ("SFAS 109"), "Accounting for Income Taxes". Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax basis of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net (Loss) Income Per Common Share
Net (loss) income per common share is computed on the basis of the weighted average number of common shares and common equivalent shares outstanding during the year applied to net (loss) income after preferred dividends. The weighted average number of shares outstanding was 18,671,000 in 1995, 18,511,000 in 1994 and 18,476,000 in 1993. The effect of convertible subordinated notes and convertible preferred stock was anti-dilutive in each of these years.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and investments in short-term, highly liquid securities which have original maturities of three months or less from date of purchase.

Use of Estimates in the  Preparation of Financial  Statements
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, although, in the opinion of management, such differences would not be significant.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 2.  INVESTMENTS

Investments are comprised of the following:
                                                      1995
                                                      ----
                                                Gross       Gross
                                    Carrying  Unrealized  Unrealized  Amortized
                                      Value     Gains       Losses      Cost
                                      --------------------------------------
Bonds:
  U. S. Treasury Securities and
    Obligations of U.S. Government
    Corporations and Agencies......  $ 70,553  $    408   $     19  $  70,164
  Obligations of states and
    political subdivisions.........    21,947         6        270     22,211
  Corporate securities.............    19,817       386         77     19,508
  Mortgage-backed securities
    (government guaranteed)........       996        -          36      1,032
                                      -------  --------   --------  ---------
                                      113,313  $    800   $    402  $ 112,915

Common and preferred stocks........    42,116  $ 15,824   $    633  $  26,925
Mortgage loans (estimated fair
  value of $7,291).................     6,952
Policy and student loans ..........     5,690
Real estate........................        46
                                      -------
   Investments.....................   168,117
Short-term investments.............    12,498
                                      -------
   Total investments...............  $180,615
                                     ========

                                                      1994
                                                      ----
                                                Gross       Gross
                                    Carrying  Unrealized  Unrealized  Amortized
                                      Value     Gains       Losses      Cost
                                      --------------------------------------
Bonds:
  U. S. Treasury Securities
    and Obligations of U.S.
    Government Corporations
    and Agencies...................  $ 27,674  $    88    $    340  $  27,926
  Obligations of states and
    political subdivisions.........     3,465       -          421      3,886
  Corporate securities.............    18,993       99         782     19,676
  Mortgage-backed securities
    (government guaranteed)........     1,343       -          100      1,443
                                      -------  --------   --------  ---------
                                       51,475  $   187    $  1,643  $  52,931

Common and preferred stocks .......    29,571  $ 8,540    $  1,343  $  22,374
Mortgage loans (estimated fair
  value of $7,242).................     7,410
Policy and student loans...........     6,867
Investment in limited partnerships.     1,047
Real estate........................        46
                                     --------
  Investments......................    96,416
Short-term investments.............     2,498
                                     --------
  Total investments................  $ 98,914
                                     ========

Bonds having an amortized cost of $13,643 and $9,323 were on deposit with insurance regulatory authorities at December 31, 1995 and 1994, respectively, in accordance with statutory requirements.

The amortized cost and carrying value of bonds and short-term investments at December 31, 1995 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 2.  INVESTMENTS (CONTINUED)

                                             Carrying    Amortized
                                               Value        Cost
                                             --------    ---------
Due in one year or less...................   $ 43,188   $ 43,083
Due after one year through five years.....     32,856     32,929
Due after five years through ten years....     17,439     17,199
Due after ten years.......................     31,332     31,170
Varying maturities........................        996      1,032
                                              -------    -------
   Totals.................................   $125,811   $125,413
                                             ========   ========

Investment income was earned from the following sources:

                                                 1995        1994        1993
                                                 ----        ----        ----
Bonds....................................... $  3,549    $  3,267     $  2,602
Common and preferred stocks.................    1,205       1,603        1,365
Mortgage loans..............................      791         722          807
CD's and commercial paper...................      548         604          851
Other.......................................      473         432          423
                                             --------     -------     --------
    Total investment income.................    6,566       6,628        6,048
    Less investment expenses................     (424)       (465)        (345)
                                             --------     -------     --------
Net investment income....................... $  6,142    $  6,163     $  5,703
                                             ========     =======     ========

   A summary of realized investment gains (losses) follows:

                   1995                1994                  1993
          ---------------------------------------------------------------------
                       Limited
                       Partner-
          Stocks Bonds   ship   Total  Stocks  Bonds Total Stocks  Bonds  Total
          ---------------------------------------------------------------------
  Gains...$1,743 $  35 $ 363   $2,141  $1,150  $  5  $1,155 $1,231 $  91 $1,322
  Losses.    (73)  (9)    -       (82)   (260)  (25)   (285)  (313) (213)  (526)
  Write-
   downs .  (162)(166)    -      (328)     -     -       -     (52)   -     (52)
            ---- ----   ----    -----  -----   -----  -----  -----  ----- -----

    Total
    realized
    investment
    gains
    (losses),
    net   $1,508 $(140)$ 363   $1,731  $  890  $(20)  $ 870 $  866 $(122)$  744
          ====== ===== =====   ======  ======  ====   ===== ====== ===== ======


Proceeds from the sale of common and preferred stocks, bonds and other investments are as follows:

                                            1995        1994        1993
                                            ----        ----        ----
   Common and preferred stocks........    $10,199    $ 9,163      $ 8,197
   Bonds..............................      1,730         -         1,218
   Student loans......................      7,278      7,845        4,794
   Other investments..................      1,820        797        2,477
                                          -------    -------      -------
           Total proceeds                 $21,027    $17,805      $16,686
                                          =======    =======      =======

The investment which exceeds 10% of shareholders' equity at December 31, 1995 was a common stock investment in the Wachovia Corporation with a carrying value of $15,185 and a cost basis of $3,475.

The Company's bond portfolio consisted of a total of 99% investment grade securities at December 31, 1995 as defined by the NAIC.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 3.  INSURANCE RESERVES AND POLICY FUNDS

The following table presents the Company's reserves for life, accident, health and casualty losses as well as loss adjustment expenses.
                                                             Amount of Insurance
                                                                  in Force
                                                                  --------
Future policy benefits                    1995      1994       1995       1994
                                          ----      ----       ----       ----
  Life insurance policies
    Individual and group life:
      Ordinary......................    $ 20,806  $ 19,868   $221,450  $217,018
      Mass market...................       9,578     9,852     22,896    24,936
    Individual annuities............         887       997         -         -
                                        --------  --------   --------  --------
                                          31,271    30,717   $244,346  $241,954
                                                             ========  ========
  Accident and health insurance
    policies........................       5,034     6,924
                                        --------  --------
                                          36,305    37,641
Unearned premiums...................      24,140     7,740
Losses and claims...................      79,514    40,730
Other policy liabilities............       3,888     2,184
                                        --------  --------
  Total policy liabilities..........    $143,847  $ 88,295
                                        ========  ========

Annualized premiums for accident and health insurance policies were $16,595 and $18,806 at December 31, 1995 and 1994, respectively.

Future Policy Benefits -

Liabilities for life insurance future policy benefits are based upon assumed future investment yields, mortality rates and withdrawal rates after giving effect to possible risks of adverse deviation. The assumed mortality and withdrawal rates are based upon the Company's experiences. The interest rates assumed for life, accident and health are generally: (i) 2 1/2% to 5 1/2% for issues prior to 1977, (ii) 7% graded to 5 1/2% for 1977 through 1979 issues,
(iii) 9% for 1980 through 1987 issues, and (iv) 7% for 1988 and later issues.

Morbidity  assumptions  for hospital  indemnity  insurance are based on the 1974 hospital and surgical tables and the 1959 DBD tables, while morbidity assumptions for Medicare supplement insurance are based on industry studies and the Company's experience. Hospital indemnity mortality and withdrawal assumptions are based on the Ultimate 65-70 tables and the Linton Lapse tables. Medicare supplement mortality and withdrawal assumptions are based on Company experience.

Losses and Claim Reserves -

Until September 30, 1991, the Company participated in the National Workers' Compensation Reinsurance Pool, which is a national reinsurance fund for policies allocated to insurers under various states' workers' compensation assigned risk laws for companies that cannot otherwise obtain coverage. On December 30, 1994, the Company satisfied its obligation with respect to all outstanding and future claims associated with the Company's participation for a cash payment of $9,057. The redundancy in the losses and claims reserves, as a result of its settlement, of $4,870 reduced the 1994 provision for insurance benefits and losses incurred by a corresponding amount.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 3.  INSURANCE RESERVES AND POLICY FUNDS (CONTINUED)

Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

                                                     1995            1994
                                                     ----            ----

Balance at January 1............................   $40,730         $54,762
Less:  Reinsurance recoverables.................   (12,334)        (11,063)
                                                   -------         -------
  Net balance at January 1......................    28,396          43,699
                                                   -------         -------

Incurred related to:
  Current year..................................    17,017          22,900
  Prior years...................................     5,364          (3,289)
                                                   -------         -------
  Total incurred................................    22,381          19,611
                                                   -------         -------

Paid related to:
  Current year..................................    13,743          14,548
  Prior years...................................     8,398          20,366
                                                   -------         -------
  Total paid....................................    22,141          34,914
                                                   -------         -------

Reserves acquired due to acquisition, net.......    28,411              -
                                                   -------         -------
Net balance at December 31......................    57,047          28,396
Plus:  Reinsurance recoverables.................    11,893          12,334
       Reinsurance recoverables acquired due
         to acquisition.........................    10,574              -
                                                   -------         -------

Balance at December 31...........................  $79,514         $40,730
                                                   =======         =======

Following is a reconciliation of total incurred claims to total insurance benefits and losses incurred:

                                                     1995            1994
                                                     ----            ----

Total incurred claims...........................   $22,381         $19,611
Cash surrender value and matured endowments.....       975             849
Death benefits..................................     1,333           1,495
                                                   -------         -------
      Total insurance benefits and losses
        incurred................................   $24,689         $21,955
                                                   =======         =======

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 4.  REINSURANCE

In accordance with general practice in the insurance industry, portions of the life, property and casualty insurance written by the Company are reinsured; however, the Company remains contingently liable with respect to reinsurance ceded should any reinsurer be unable to meet its obligations. Approximately 83% of the reinsurance receivables are due from six reinsurers as of December 31, 1995. In the opinion of management, the Company's reinsurers are financially stable and allowances for uncollectible amounts are established against reinsurance receivables, if appropriate. The following table reconciles premiums written to premiums earned and summarizes the components of insurance benefits and losses incurred for all of the Company's insurance subsidiaries except American Southern.

                                              1995       1994        1993
                                              ----       ----        ----

          Premiums written.............    $ 46,773   $ 45,230    $ 42,372
          Less - premiums ceded........      (3,037)    (2,461)     (2,080)
                                           ---------   ---------  ---------

            Net premiums written.......      43,736     42,769      40,292
                                           ---------   ---------  ---------

          Change in unearned premiums          (230)      (826)        453
          Change in unearned premiums ceded    (133)      (242)        199
                                           ---------   ---------  ---------

            Net change in unearned premiums    (363)    (1,068)        652
                                           ---------   ---------  ---------

            Net premiums earned........    $ 43,373   $ 41,701    $ 40,944
                                           =========   =========  =========

          Provision for benefits and
            losses incurred                $ 25,999   $ 22,923    $ 26,549
          Reinsurance loss recoveries...     (1,310)      (968)     (1,185)
                                           ---------  ----------  ---------

          Insurance benefits and losses
            incurred...................    $ 24,689   $ 21,955    $ 25,364
                                           =========  ==========  =========

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 5.  INCOME TAXES

During the first quarter of 1993, the Company adopted SFAS 109. The Company recorded a cumulative catch-up charge due to the adoption of SFAS 109 in the amount of $519. Prior to the implementation of SFAS 109, the Company accounted for income taxes using Accounting Principles Board Opinion No. 11.

The Company files a consolidated federal income tax return with its insurance and furniture subsidiaries, excluding American Southern. Beginning in 1996, American Southern will be incorporated into the consolidated tax return.

A reconciliation  of  the  differences  between  income  taxes  on income before
discontinued   operations  and  extraordinary  item,  computed  at  the  federal statutory income tax rate is as follows:

                                                 1995        1994       1993
                                                 ----        ----       ----
Federal income tax provision at statutory
  rate of 35%..............................    $ 1,079    $ 2,281     $   163
Tax exempt interest and
  dividends received deductions............       (391)      (431)       (339)
Increase in net deferred tax assets from
  1993 tax rate change.....................         -          -         (693)
Reduction of deferred taxes................         -      (1,000)         -
Changes in asset valuation allowance:
  Utilization of net operating loss........       (731)    (2,622)       (823)
  Increase due to 1993 tax rate change.....         -          -          693
Alternative minimum tax....................          9        140          10
                                               --------   --------     --------
    (Benefit) for income taxes from
      continuing operations................        (34)    (1,632)       (989)
    Provision for income taxes from
      discontinued operations..............         -       1,086       1,049
                                               --------   --------     --------
          Total (benefit) provision for
            income taxes...................    $   (34)   $  (546)    $    60
                                               ========   ========     ========

Deferred tax liabilities and assets at December 31, 1995 and 1994 are comprised of the following:

                        Tax Effect                               Tax Effect
                        ----------                               ----------
                      1995      1994                            1995    1994
                      ----      ----                            ----    ----
    Deferred tax                           Deferred tax
      liabilities:                           assets:
     Deferred                                  Net Operating
       acquisition                               loss carry-
       costs........ $(3,416) $(2,871)           forwards....$ 21,129 $ 20,360
     Net unrealized                            Insurance
       investment                                reserves....   7,466    5,204
       gains........ $(5,456) $(2,009)         Bad Debts.....     441      211
                     -------  -------                         -------  --------


       Total deferred                            Total
         tax                                       deferred
         liablities  $(8,872) $(4,880)             tax assets  29,036   25,775
                     =======  =======                         -------  --------

                                               Asset valuation
                                                 allowance....(20,164) (20,895)
                                                              -------- --------

                                               Net deferred
                                                 tax assets..$     -  $     -
                                                             ======== =========

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 5.  INCOME TAXES (CONTINUED)

The components of the (benefit) provision are:

                                                      1995     1994      1993
                                                      ----     ----      ----
Continuing operations
     Current:
        Federal..................................   $  (34)  $ (632)    $ (989)
     Deferred:
        Federal..................................       -    (1,000)        -
Discontinued operations
     Current:
        Federal..................................       -       816      1,049
        State....................................       -       270         -
                                                    ------   ------     ------
          Total..................................   $  (34)  $ (546)    $   60
                                                    ======   ======     ======

The Internal Revenue Service ("IRS") examined the 1983 and 1984 federal income tax returns of the Company, and the Company entered into litigation with the IRS regarding claims for additional taxes related primarily to intercompany reinsurance transactions. In 1994, the Company reached a favorable settlement with the IRS on all disputed matters, and there was an expiration of a time limitation with respect to another potential tax liability. The settlement with the IRS resulted in no tax payments by the Company and, accordingly, the deferred tax reserves were reduced by $1,000. Subsequent to the settlement of the tax case, in 1995 the Company paid interest of $202 related to the above tax case.

At December 31, 1995, the Company has regular tax loss carryforwards of approximately $60,369 expiring generally between 2000 and 2009.

The Company has determined, based on its earnings history, that an asset valuation allowance of $20,164 should be established against its net deferred tax assets at December 31, 1995. The Company's asset valuation allowance changed by $731 during 1995, due primarily to the addition of tax net operating loss carryforwards. The Company has a formal tax-sharing agreement with each of its subsidiaries, excluding American Southern. Beginning in 1996, American Southern will be incorporated into the formal tax-sharing agreement.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 6.  CREDIT ARRANGEMENTS

                                                       1995         1994
                                                        ----         ----
Arrangements with affiliates

  9% notes payable; callable after
    April 15, 1995................................   $     -      $    675
  Notes payable  with  payment of $3,000 in
    2001 and final  payment of $2,300 in
    2002 (weighted average interest rate of
    9-1/2% and 9-1/4% at December 31,
    1995 and 1994, respectively)..................     5,300        18,700
                                                       -----        ------

       Total affiliated arrangements..............   $ 5,300      $ 19,375
                                                     =======      ========

Arrangements with non-affiliates

  8% Convertible subordinated notes due
    May 15, 1997 ( $1,058 and $1,033 held by
    affiliates at December 31, 1995 and 1994,
    respectively).................................   $ 5,627      $ 5,627
  Note payable to bank at prime (8 1/2%) due
    December 31, 2000.............................    22,642           -
  Note payable to seller at prime (8 1/2%)
    and accrued interest due October 11, 1996.....    11,352           -
                                                     -------      -------

       Total non-affiliated arrangements..........   $39,621      $ 5,627
                                                     =======      =======

Total arrangements
  Due within one year.............................   $13,352      $   675
                                                     =======      =======
  Long-term debt..................................   $31,569      $24,327
                                                     =======      =======

The 8% convertible subordinated notes are convertible into an aggregate of 514,000 shares of common stock at a price of $10.94 per share. The notes are redeemable at the Company's option at declining premiums until May 15, 1997.

The note payable to bank at prime rate due December 31, 2000 is payable in two semi-annual payments of $1,000 in 1996 and four quarterly payments of $1,000 in 1997 through 2000 with the balance due at maturity. Interest is paid quarterly in arrears.

The note payable to seller at prime due October 11, 1996 was executed upon the acquisition of American Southern and is scheduled to be paid off with an additional advance with the same bank as the note due December 31, 2000. The rate on the advance will be prime plus 0.5%, but will return to prime if the Company repays an amount equal to or greater than $4,000 on or before January 31, 1997. Currently, 50% of the interes on the note to seller is payable quarterly in arrears and the remaining 50% is due October 11, 1996. The Company is required t o maintain certain ratios as it relates to funded debt to consolidated total capitalization, cash flow to debt service, as well as comply with limitations on capital expenditures and debt obligations. The Company was in compliance with all of the covenants associated with the debt payable to bank at December 31, 1995.

Maturities

The Company's principal payments on credit arrangements outstanding at December 31, 1995 over the next five years are as follows:
    Year   Amount
    ----   ------
    1996   $13,352
    1997     9,627
    1998     4,000
    1999     4,000
    2000     8,642

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 7.  ACQUISITION OF AMERICAN SOUTHERN INSURANCE COMPANY

On December 31, 1995, the Company acquired a 100% ownership interest in American Southern for approximately $34,000 ($22,648 in cash and a note to seller of $11,352). Accordingly, the balance sheet of American Southern has been included in the accompanying financial statements; however, the results of operations have been excluded. American Southern is a 59 year old company headquartered in Atlanta, operating as a multi-line property and casualty company primarily engaged in the sale of state and municipality automobile insurance.

The acquisition has been accounted for as a purchase transaction and, accordingly, the purchase price was allocated to assets and liabilities based on their estimated fair values as of the date of acquisition. The excess of the consideration paid over the estimated fair values of net assets acquired in the amount of $2,250 has been recorded as goodwill to be amortized on the straight-line basis over 15 years.

The following unaudited pro forma summary combines the consolidated results of operations of the Company and American Southern as if the acquisition had taken place at the beginning of the following periods after giving effect to certain adjustments. These adjustments include adjustments to increase interest expense on funds used by the Company to purchase American Southern, the amortization of goodwill, a reduction in American Southern's income tax expense due to the Company's intercompany tax sharing agreement and give effect to the conversion of $13.4 million in debt into 134,000 shares of Series B Preferred Stock (see
Note 11). This pro forma information is not necessarily indicative of the financial position or results of operations that would have occurred had the acquisition taken place at the beginning of the periods.

                                                    1995         1994
                                                    ----         ----
Revenue........................................  $  95,855     $ 90,040
                                                 =========     ========

Net (loss) income:
   Continuing operations.......................  $   6,865     $ 12,889
   Discontinued operations.....................    (10,094)       1,121
   Extraordinary gain..........................         -           100
                                                 ----------    --------
      Net (loss) income........................  $  (3,229)    $ 14,110
                                                 ==========    ========

Net (loss) income per common share data:
   Continuing operations.......................  $     .29     $    .62
   Discontinued operations.....................       (.54)         .06
                                                 ----------    --------
      Net (loss) income........................  $    (.25)    $    .68
                                                 ==========    ========

In connection with the acquisition of American Southern, the following assets and liabilities where acquired:
                                                      1995
                                                      ----
   Cash, short-term investments and investments.  $  72,414
   Receivables, net.............................     16,716
   Deferred acquisition costs...................      2,082
   Goodwill.....................................      2,250
   Other assets.................................        901
                                                     ------
      Total assets..............................     94,363
                                                     ------

   Unearned premiums............................     16,170
   Losses and claims............................     38,985
   Short-term debt..............................     11,352
   Other policy liabilities.....................      1,600
   Other payables...............................      3,374
                                                   --------
      Total liabilities.........................     71,481
                                                   --------
   Net assets...................................   $ 22,882
                                                   ========

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 8.  DISCONTINUED OPERATIONS

Subsequent  to  year  end,  the  Company   announced  its  intent  to  sell  its
approximately 88% interest in Leath Furniture, Inc. ("Leath"), a retail furniture chain. Accordingly, the consolidated financial statements have been adjusted to separately report the net assets and operating results of these discontinued operations. The Company is in the process of negotiating an agreement for the sale of such interest to a related party, and expects to complete the sale during the first half of 1996. Any gain from this transaction will be recorded as a direct credit to additional paid-in capital.

The following results of operations and financial position are attributable to discontinued operations:

                                                     1995      1994      1993
                                                     ----      ----      ----

Results of Operations:
  Net sales......................................  $113,265  $117,554  $116,155
                                                   ========  ========  ========

  (Loss) income from discontinued operations.....  $ (6,656) $  1,121  $  1,543
  Provision for discontinued operations..........    (3,438)       -         -
                                                   --------  --------  --------
  Net (loss) income from discontinued operations.  $(10,094) $  1,121  $  1,543
                                                   ========  ========  ========
  (Loss) income per share from discontinued
    operations...................................  $   (.54) $    .06  $    .09
                                                   ========  ========  ========

Financial Position:
  Merchandise inventory..........................  $ 26,089  $ 25,008
  Property and equipment, net....................    21,655    21,459
  Goodwill.......................................     9,304    10,483
  Other assets...................................     8,447     7,774
  Total liabilities..............................   (66,448)  (56,705)
                                                    -------   -------

Net assets of discontinued operations............  $   (953) $  8,019
                                                   ========  ========

The provision for discontinued operations of $3.4 million includes losses from the measurement date until the anticipated disposal date.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 9.  COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are party to litigation occurring in the normal course of business. In the opinion of management, such litigation will not have a material adverse effect on the Company's financial position or results of operations.

Operating Lease Commitments

The Company's rental expense, including common area charges, for operating leases was $1,013, $1,080 and $1,126 in 1995, 1994 and 1993, respectively. The
Company's future minimum lease obligations under non-cancelable operating leases are as follows:

                              Year Ending
                              December 31,
                              ------------
                         1996.............. $  878
                         1997..............    874
                         1998..............    864
                         1999..............    848
                         2000..............    672
                         2001 and Beyond...  1,876
                                            ------
                         Total............. $6,012
                                            ======

NOTE 10.  EMPLOYEE BENEFIT PLANS

Stock Options At December 31, 1995, the Company has two stock-based compensation plans. In 1992, the shareholders approved the Company's adoption of the 1992 Incentive Plan ("1992 Plan"). The 1992 Plan originally provided for a maximum of 400,000 stock options subject to issuance. The 1992 Plan was amended in 1995, subject to Shareholder approval at the 1996 Annual Meeting, to provide for an additional 400,000 stock options. Prior to the 1992 Plan, the shareholders had approved the Company's 1987 Stock Option Plan ("1987 Plan") providing for a maximum of 500,000 options subject to issuance. This plan expires in 1997. Since the inception of the 1992 Plan, no options have been or will be granted under the 1987 Plan. These two stock option plans provide that options of common stock of the Company may be granted at an option price to be not less than 85% to 100% of the fair market value of the shares on the date of grant. Options granted under these plans expire five years from date of grant. Vesting occurs at 50% upon issuance of an option, and the remaining portion is vested at 25% in each of the following two years.

The following is a summary of stock option information for the Company's stock option plans:
                                                   1995           1994
                                                   ----           ----
Options outstanding, beginning of year........    745,442        612,500
Options granted...............................    125,000        152,500
Options exercised ($1.00-$2.125)..............   (309,651)      (14,558)
Options canceled or expired ($1.00-$2.125)....   (130,650)       (5,000)
                                                 ---------      --------
Options outstanding, end of year..............    430,141       745,442
                                                 =========      ========

Option price range per share..................  $1.00-$2.50   $.969-$2.125
Options exercisable...........................    333,766        664,942
Options available for grant...................    389,750         98,500

401(k) Plan
The Company initiated an employees' savings plan under Section 401(k) of the Internal Revenue Code in May of 1995. The plan covers substantially all the Company's employees, except employees of American Southern. The Company previously had a profit sharing plan for its employees. The plan was subsequently amended and restated for 401(k) provisions. Under the plan, employees generally may elect to exclude up to 16% of their compensation from amounts subject to income tax as a salary deferral contribution. The Company makes a matching contribution to each employee in an amount equal to 50% of the first 6% of such contributions. The Company's matching contribution to the plan which is in Company stock was approximately $72 in 1995.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 11.  PREFERRED STOCK

Annual dividends on the Series A Convertible Preferred Stock ("Series A Preferred Stock") are $10.50 per share and are cumulative. The Series A Preferred Stock is convertible into approximately 752,000 shares of the Company's common stock at a conversion price of $3.99 per share and is redeemable at the Company's option at declining premiums until March 15, 1997 and thereafter at $100 per share, plus unpaid dividends.

As part of the American Southern acquisition and effective December 31, 1995, the Company issued 134,000 shares of Series B Preferred Stock ("Series B Preferred Stock") having a stated value of $100 per share. Annual dividends to be paid are $9.00 per share and are cumulative. The Series B Preferred Stock is not currently convertible, but may become convertible into shares of the Company's common stock under certain circumstances. In such event, the Series B Preferred Stock would be convertible into an aggregate of approximately 3,358,000 shares of the common stock at a conversion ratio of $3.99 per share. The Series B Preferred Stock is redeemable at the option of the Company.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 12.  STATUTORY REPORTING

The assets, liabilities and results of operations have been reported on the basis of GAAP, which varies from statutory accounting practices ("SAP") prescribed or permitted by insurance regulatory authorities. The principal differences between SAP and GAAP are that under statutory accounting: (i) certain assets that are nonadmitted assets are eliminated from the balance sheet; (ii) acquisition costs for policies are expensed as incurred, while they are deferred and amortized over the estimated life of the policies under GAAP;
(iii) no provision is made for deferred income taxes; (iv) the timing of establishing certain reserves is different than under GAAP; (v) certain notes are considered surplus rather than debt; (vi) valuation allowances are established against investments; and (vii) goodwill is limited to 10% of an insurer's surplus, subject to a ten year amortization period.

The amount of statutory net income (excluding American Southern) and surplus (shareholders' equity) for the insurance subsidiaries (including American
Southern's surplus for 1995 only) for the years ended December 31 were as follows:

                                                1995       1994        1993
                                                ----       ----        ----
Life and Health.............................  $ 3,021    $ 2,643     $ 2,585
Property and Casualty.......................    1,466      5,091         967
                                              -------    -------     -------
  Net income................................  $ 4,487    $ 7,734     $ 3,552
                                              =======    =======     =======

Life and Health.............................  $24,724    $19,858     $18,131
Property and Casualty.......................   38,995      9,663       5,740
                                              -------    -------     -------
  Surplus...................................  $63,719    $29,521     $23,871
                                              =======    =======     =======

Under the Insurance Code of the State of Georgia, dividend payments to the Company by its insurance subsidiaries have certain limitations without the prior approval of the Insurance Commissioner. In 1996, dividend payments by the insurance companies in excess of $7.5 million would require prior approval. The Company received dividends of $2,864 and $972 in 1995 and 1993, respectively. No dividends were paid in 1994. As of December 31, 1995 and 1994, the life and health insurance subsidiaries and the property and casualty subsidiaries must individually maintain minimum statutory capital and surplus of $3,000.

For statutory purposes, in April of 1994, the property and casualty subsidiary received permission from the Georgia Insurance Department to (1) close out its accumulated deficit in its unassigned funds account, (2) have the Company contribute its remaining $11.2 million in Surplus Notes to capital, and (3) in the future to pay up to the maximum dividends allowed under the applicable regulations. This transaction in effect was a statutory recapitalization of the casualty subsidiary.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 13.  RELATED PARTY AND OTHER TRANSACTIONS

In the normal course of business, and in management's opinion at terms comparable to those available from unrelated parties, the Company has engaged in transactions with its Chairman and his affiliates. These transactions include leasing of office space, investing and financing. A brief description of each of these is discussed below.

The Company leases approximately 65,500 square feet of office and covered garage space from an affiliated company. In the years ended December 31, 1995, 1994 and 1993, the Company paid $960, $1,044 and $1,071, respectively, under the lease.

A majority of the financing of the Company has historically been through affiliates of the Company or its Chairman, in the form of debt and the Series A Preferred Stock. Effective December 31, 1995, the Company issued 134,000 shares of Series B Preferred Stock in exchange for cancellation of approximately $13.4 million in outstanding debt to the Company's Chairman and certain of his affiliates (see Note 11).

The Company has mortgage loans to finance properties owned by its discontinued furniture subsidiary. At December 31, 1995 and 1994, the balance of mortgage loans owed to various of the Company's insurance subsidiaries was $6,400 and $6,756, respectively. For 1995, 1994, and 1993, interest on the mortgage loans totaled $730, $650, and $644, respectively.

Certain members of management are on the Board of Directors of Bull Run Corporation and Gray Communications Systems, Inc. At December 31, 1995 and 1994, the Company owned 600,000 and 0, respectively, of the common shares outstanding of Bull Run Corporation and 236,040 and 147,360, respectively of the common shares outstanding of Gray Communications Systems, Inc.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 14.  SEGMENT INFORMATION

The  following  summary sets forth the Company's  business  segments by revenue,
(loss) income before income tax benefit, discontinued operations, extraordinary gain and cumulative effect of change in accounting principle (exclusive of American Southern) and assets (inclusive of American Southern for 1995 only). The Company, after discontinuation of its furniture segment, operates in three segments: Property and Casualty Insurance, Life Insurance, and Accident and Health Insurance.
                                                            Adjustments
                 Property          Accident                       and
                   and               and    Discontinued        Elimi-  Consoli-
                Casualty    Life    Health   Operations  Other  nations  dated
                --------------------------------------------------------------
Revenue
 1995...........$ 21,532  $12,435   $18,508    $   -    $   2  $  (807) $ 51,670
 1994...........  17,808   11,225    20,745        -        2     (581)   49,199
 1993...........  16,114    9,529    23,295        -      (49)  (1,153)   47,736

(Loss) income
  before income
  tax benefit,
  discontinued
  operations,
  extraordinary
  gain and
  cumulative
  effect of
  change in
  accounting
  principle for
  income taxes
 1995...........   2,353    2,033     1,025        -    (2,419)     92    3,084
 1994...........   5,880    1,199     1,100        -    (1,783)    121    6,517
 1993...........    (268)     752     1,274        -    (1,291)     -       467

Assets
 1995........... 150,505   71,532    19,603        (953) 3,854      -    244,541
 1994...........  53,462   61,703    22,339       8,019  3,217      -    148,740
 1993...........  61,166   60,484    26,281       4,921  1,857     113   154,822

Capital  expenditures  were $1,107,  $1,270,  and $85 in 1995,  1994,  and 1993, respectively.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

NOTE 15.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth a summary of the quarterly unaudited results of operations for the two years ended December 31, 1995:

                          1995                               1994
          ---------------------------------  -----------------------------------
           First   Second   Third   Fourth    First   Second   Third   Fourth
          Quarter  Quarter Quarter  Quarter  Quarter Quarter  Quarter Quarter(1)
          ---------------------------------  -----------------------------------
Revenue.. $11,911  $12,772 $13,588  $13,399  $11,474 $12,071  $12,462  $13,192
Income:
  Income
  before
  income
  tax
  (expense)
  benefit,
  net...  $   228  $   723 $ 1,207  $   926  $    16 $  413   $   692  $ 5,396
  Income
   tax
   (expense)
   benefit,
   net..       (9)      -       -        43      582(2) 896(2)    165      (11)
           ------- ------  -------  -------   ------- -------  ------   -------
  Continuing
   operations 219      723   1,207      969      598  1,309       857    5,385
  Discontin-
   ued opera-
   tions      225   (3,205) (1,404)  (5,710)(3)  663    127      (252)     583
           ------- ------- -------  -------   ------- -------  -------  -------
  Income
   (loss)
   before
   extra-
   ordinary
   gain       444   (2,482)   (197)  (4,741)   1,261  1,436       605    5,968
  Extra-
   ordinary
   gain        -        -       -        -        -      -        100       -
           ------- ------- -------  -------   ------- -------  -------  -------
    Net
    income
    (loss) $  444  $(2,482)$  (197) $(4,741) $ 1,261 $1,436   $   705  $ 5,968
           ======= ======== ======= =======  ======= =======  ========  =======

Per common
 share data:
   Contin-
    uing
    Opera-
    tions  $  .01  $   .03 $   .06  $   .05  $   .02 $  .06   $   .04  $   .31
   Discon-
    tinued
    Opera-
    tions     .01     (.17)   (.07)    (.30)     .04    .01      (.01)     .02
           ------- ------- -------  -------   ------- -------  -------  -------
     Net
     income
     (loss)$  .02  $  (.14)$  (.01) $  (.25) $   .06 $  .07   $   .03  $   .33
           ======= ======= ======== ========  ======= ======   =======  =======

(1) The fourth quarter of 1994 includes a reserve redundancy of $4,870 for the settlement of a block of workers' compensation insurance business.
(2) Income tax benefit net, includes $350 and $650, in the first and second quarter of 1994, respectively for settlement of a tax case and expiration of a time limitation with respect to another potential tax liability.
(3)  Includes provision for discontinued operations of $3,438 (see Note 8).

NOTE 16.  SUBSEQUENT EVENT

On January 5, 1996, the Company entered into an agreement with Bankers Fidelity and a newly formed wholly-owned subsidiary of the Company, pursuant to which the Company will acquire the remaining publicly-held interest in Bankers Fidelity that the Company does not own. The transaction will be completed through the merger of the newly formed subsidiary into Bankers Fidelity, with Bankers Fidelity being the surviving corporation in the merger. As a result of the merger, the shareholders of Bankers Fidelity, other than the Company, will receive $6.25 in cash per share, for an aggregate payout of approximately $1.3 million. The transaction is scheduled to be completed on April 1, 1996, following approval by the Bankers Fidelity shareholders.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

MARKET INFORMATION

The common stock of the Company is traded in the over-the-counter market and is quoted on the NASDAQ National Market under the symbol "AAME". As of March 8, 1996, the Company had approximately 6,880 stockholders, including beneficial owners holding shares in nominee or "street" name. The following tables show for the periods indicated the range of the reported high and low prices of the common stock on the NASDAQ National Market and the closing price of the stock and percent of change at December 31. No common stock dividends have been paid since 1988.

                                                   1995             1994
                                                   ----             ----

                                                High   Low       High   Low
                                                ----------       ----------

First quarter.......................          $2 3/4   $2      $2 5/8   $1 3/4
Second quarter......................           2 1/2    2       2 7/16   1 7/8
Third quarter.......................           2 7/8    1 7/8   2 1/4    1 7/8
Fourth quarter......................           3        2 1/8   2 1/4    1 3/4

                                                1992    1993     1994    1995
                                                ----    ----     ----    ----
December 31, stock price close per share      $1 5/8   $1 3/4  $2 1/4   $2 5/16
Stock price percentage of change....           +116%    +8%     +28.6%   +2.8%

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993 (Dollars in Thousands, Except Per Share Data)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
Atlantic American Corporation:

We have audited the accompanying consolidated balance sheets of Atlantic American Corporation (a Georgia corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated balance sheet of American Southern Insurance Company, which statements reflect total assets of 39% of the consolidated assets. That balance sheet was audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that entity, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on the audits and the report of other auditors, the financial statements (pages 15 through 37) referred to above present fairly, in all material respects, the financial position of Atlantic American Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                           ARTHUR ANDERSEN LLP

Atlanta, Georgia
March 15, 1996

                              SUBSIDIARIES

                Atlantic American Life Insurance Company
                 Bankers Fidelity Life Insurance Company
                            J. MACK ROBINSON
                                Chairman
                              EUGENE CHOATE
                                President
                          HILTON H. HOWELL, JR.
                        Executive Vice President
                             JOHN W. HANCOCK
                    Senior Vice President & Treasurer
                           ANTHONY D. CHAPMAN
        Vice President & Chief Marketing Officer, Agency Division
                             ROBERT E. OREAN
                        Vice President & Actuary
                             SHARON A. BUSCH
                        Assistant Vice President
                            PATRICIA F. MAYNE
                           Assistant Treasurer
                              JANIE L. RYAN
                           Assistant Secretary
                             GAIL T. ARNOLD
                           Assistant Secretary

                    Georgia Casualty & Surety Company
                            J. MACK ROBINSON
                          Chairman & President
                          HILTON H. HOWELL, JR.
                        Executive Vice President
                               LINDA COOK
                  Vice President, Secretary & Treasurer
                           GEORGE G. CLEMENTS
                         Vice President, Claims
                             SANDRA W. DOAR
                      Vice President, Underwriting
                              JANIE L. RYAN
                           Assistant Secretary

                   American Southern Insurance Company
                    American Safety Insurance Company
                          ROY S. THOMPSON, JR.
                                Chairman
                             CALVIN L. WALL
                           Vice Chairman & CEO
                            SCOTT G. THOMPSON
                             President & CFO
                            THOMAS J. WHITTY
                      Senior Vice President, Claims
                             DAVID I. WEEKS
                         General Vice President
                             WANDA J. HULSEY
                      Vice President, Underwriting
                            BRIAN G. HAURYLAK
                             Vice President
                              JOHN R. HUOT
                             Vice President
                             GLENDA N. BATES
                                Treasurer
                             GAIL A. PARSONS
                  Secretary & Assistant Vice President
                          ERNEST E. GRANT, JR.
                        Assistant Vice President
                            WILLIAM E. LYNCH
                        Assistant Vice President
                              BRIAN C. MOSS
                        Assistant Vice President
                           MICHAEL D. WINSTON
                        Assistant Vice President
                             TERESA P. GANN
                           Assistant Secretary

SHAREHOLDER INFORMATION

ANNUAL MEETING

Atlantic American's annual meeting of shareholders will be held on Tuesday, May 7, 1996, at 9:00 a.m. in the Peachtree Insurance Center, 4370 Peachtree Road, N.E., Atlanta, Georgia. Holders of common stock of record at the close of business on March 8, 1996, are entitled to vote at the meeting. A notice of meeting, proxy statement and proxy were mailed to shareholders with this annual report.

Independent Accountants
Arthur Andersen LLP
Atlanta, Georgia

Legal Counsel
Jones, Day, Reavis & Pogue
Atlanta, Georgia

Stock Exchange Listing
Symbol: AAME
Traded over-the-counter market
Quoted on the NASDAQ National
Market

Transfer Agent and Registrar
Atlantic American Corporation
Attn.:  Janie L. Ryan, Corporate Secretary
P. O. Box 190720
Atlanta, Georgia 31119-0720
1 (800) 241-1439 or (404) 266-5532

Form 10-K and Other Information For investors and others seeking additional data regarding Atlantic American Corporation or copies of the Corporation's annual report to the Securities and Exchange Commission (Form 10-K), please contact Janie L. Ryan Corporate Secretary, 1 (800) 241-1439 or (404) 266-5532.

Atlantic
American
Corporation

4370 Peachtree Road, N.E.
Atlanta, Georgia 30319-3000
Telephone:  404-266-5500
Telecopier: 404-266-5596
            404-266-5699