Form 10-K, Exhibit 13
period 1996-12-31
ATLANTIC AMERICAN CORP
filed 1997-03-28
CIK 8177

EXHIBIT 13.1

Corporate Profile

Atlantic American Corporation is an insurance holding company involved through its subsidiary companies in well-defined specialty markets of the life, health, property and casualty insurance industries.

Selected Financial Data
(In Thousands, Except Per Share Data)
                                          Year Ended December 31,
--------------------------------------------------------------------------------
                                  1996      1995      1994      1993      1992
--------------------------------------------------------------------------------
Insurance premiums.............$ 86,025  $ 43,373  $ 41,701  $ 40,944  $ 42,764
Investment income..............  11,457     6,566     6,628     6,048     6,399
Realized investment gains,
  net..........................   1,589     1,731       870       744     4,091
--------------------------------------------------------------------------------
  Total revenue................  99,071    51,670    49,199    47,736    53,254
--------------------------------------------------------------------------------
Insurance benefits and
  losses incurred..............  54,281    24,689    21,955    25,364    33,616
Other expenses.................  36,975    23,897    20,727    21,905    20,430
--------------------------------------------------------------------------------
  Total benefits and
    expenses...................  91,256    48,586    42,682    47,269    54,046
--------------------------------------------------------------------------------
                                  7,815     3,084     6,517       467      (792)
Debt conversion expense........      -         -         -         -        (98)
Income tax provision
  (benefit)....................     204       (34)   (1,632)     (989)       -
--------------------------------------------------------------------------------
  Income (loss) from continuing
    operations.................   7,611     3,118     8,149     1,456      (890)
  (Loss) income from discon-
    tinued operations, net.....  (4,447)  (10,094)    1,121     1,543        96
--------------------------------------------------------------------------------
  Income (loss) before extraor-
    dinary gain and cumulative
    effect of change in
    accounting principle for
    income taxes...............   3,164    (6,976)    9,270     2,999      (794)
Extraordinary gain.............      -         -        100       897       279
--------------------------------------------------------------------------------
  Income (loss) before
    cumulative effect of change
    in accounting principle for
    income taxes...............   3,164    (6,976)    9,370     3,896      (515)
  Cumulative effect of change
    in accounting principle for
    income taxes...............      -         -         -       (519)       -
--------------------------------------------------------------------------------
    Net income (loss)..........$  3,164  $ (6,976) $  9,370  $  3,377  $   (515)
================================================================================

Net income (loss) per common share data:
  Continuing operations........$    .32  $    .15  $    .43  $    .06  $   (.07)
  Discontinued operations......    (.23)     (.54)      .06       .09       .01
  Extraordinary gain...........      -         -         -        .05       .01
  Cumulative effect of change
    in accounting principle
    for income taxes...........      -         -         -       (.03)       -
--------------------------------------------------------------------------------
    Net income (loss)..........$    .09  $   (.39) $    .49  $    .17  $   (.05)
================================================================================
Weighted average common shares
  outstanding..................  18,856    18,671    18,511    18,476    17,680
Book value per share...........$   2.29  $   1.61  $   1.47  $   1.24  $   1.01
Common shares outstanding......  18,684    18,679    18,414    18,399    18,399
Total assets ..................$252,994  $245,494  $148,740  $154,822  $159,698
Total long-term debt...........$ 25,994  $ 31,569  $ 24,327  $ 21,827  $ 19,327
Total shareholders' equity.....$ 59,136  $ 46,478  $ 30,022  $ 25,806  $ 21,601

President's Message

To Our Shareholders:

Atlantic American Corporation's outstanding year can be credited to our dedication to building one of the best niche insurance companies in the country. By positioning the Company as a specialty underwriter of niche insurance products and markets, Atlantic American Corporation produced record financial results during each quarter of 1996, resulting in an outstanding year-end performance.

Net income from continuing operations increased 144% in 1996 to $7.6 million, or $0.32 per share. Revenues increased 92% to $99.1 million. There were approximately $1.0 million, or $0.05 per share, of non-recurring charges associated with the Company's realignment. Even with these charges, Atlantic American Corporation produced a strong 20% return on equity on its common stock. We also attribute this outstanding performance to the benefits derived from implementing our strategy to position Atlantic American as a 'pure play' insurance company. Our focus on higher return specialty insurance markets and the divestiture of our non-core operations has allowed us to repay approximately $9 million in debt over the past year.

Atlantic American's management team has been aggressive in building a more competitive and financially strong company. Through several strategic initiatives we have furthered our goal of seeking to maximize the value of our shareholders' investments in the Company. The completed sale of Leath furniture in April 1996 has afforded the Company complete focus on its core business -- insurance. The bottom line was affected by the operation of Leath Furniture through the of disposition, but will not affect our future reported earnings.

In addition, we are very proud to report that as of December 31, 1996, Atlantic American Corporation has complete ownership of all of its subsidiaries, subsidiaries: American Southern Insurance Company, American Safety Insurance Company, Atlantic American Life Insurance Company, Bankers Fidelity Life Insurance Company, and Georgia Casualty & Surety Company. During 1996 the company purchased the remainingpublicly-held shares of Bankers Fidelity and followed up with the purchase of theshares of Georgia Casualty not already owned by the Company. Furthermore, at theclose of the year, the Board of Directors approved the merger of Atlantic American Life Insurance Company and Bankers
Fidelity Life Insurance Company, with Bankers Fidelity being the surviving company. These combined initiatives have streamlined operations, reduced costs and expenses, and created management efficiencies that will positively influence the Company in 1997 and beyond.

Despite strong, industry-wide pricing pressures, all of our companies remain profitable and continue to grow. Since becoming a dedicated insurance company, we have witnessed an overall increase in premiums from all of our operations. Our life insurance operations reported a 29% increase in total new business written and for the first time in several years, we reported an increase of 1.7% in total annualized premiums, as our new life insurance premiums more than exceeded the anticipated decrease in our supplemental health insurance premiums. Furthermore, our life insurance operations received 5 new licenses to do business in the states of Maryland, Montana, Nevada, North Dakota and Oregon, bringing that division's total market penetration to twenty-eight states.

Georgia Casualty's premiums increased 2.7% this year. Although the company's voluntary business increased 17%, this increase was primarily offset by a reduction in the amount of our direct-assignment premiums due to the dwindling number businesses which obtain workers' compensation coverage in the residual market. Since that portion of Georgia Casualty's business has now stabilized, we expect the Company's reportable growth to once again gain momentum this year. In addition, we have recently been informed that Georgia Casualty received a rating increase from A.M. Best to B+ (very good). Consequently, all of our insurance companies are now rated either B+ (very good) or A- (excellent) by A.M. Best and are positioned to further increase their ratings as time and our results allow. We remain committed to improving our ratings in 1997 and beyond.

We are particularly proud of the performance of American Southern Insurance Company, which was acquired at the close of 1995. It is in an enviable position as one of the most successful property and casualty insurance companies in the country, adding considerable financial strength and reputation to Atlantic American Corporation. American Southern's specialization in insurance coverages for public entity automobile fleets, as well as large accounts that can be specially priced and customized, diversifies Atlantic American Corporation into a highly desirable niche market and allows American Southern to provide unique benefits and services to its insurance customers. This, in turn, gives American Southern a competitive advantage as a true value added provider of insurance products and services. For the year, American Southern contributed revenues of $45.8 million, or 46% of Atlantic American Corporation's total revenue.

A substantial capital investment in our infrastructure, especially in the management information systems of Georgia Casualty and Bankers Fidelity, has been committed to further their growth. Over the past three years, approximately $1.0 million per year has been allocated to upgrade these systems to better support management, employees, agents and policyholders. The majority of these expenditures are now behind us, and both companies expect to realize significant efficiency gains from these investments in the future. Our systems should enable us to grow our business and maintain the high level of service our agents and insureds expect without a significant increase in the costs of administration. We will continue to improve our information systems as needed, while we pursue the Company's objective to be at the forefront of technical efficiency in our industry and to ensure that we provide the highest quality service to our agents and policyholders.

Total shareholders' equity increased dramatically in 1996 to $59.1 million, or $2.29 per common share, from $46.5 million, or $1.61 per share, in 1995. This represents a 27% increase in total equity and a 42% increase per share. The value of our common stock also advanced from 2 5/16 per share at December 31, 1995, to 3 1/16 at year-end 1996, increasing our total market capitalization to $57.2 million from $43.2 million, a 32% appreciation.

While 1996 was a year of primarily internal development, growth, and consolidation, Atlantic American Corporation continues to look for potential acquisition candidates that will complement and grow the Company while maximizing shareholder value. An attractive candidate must be profitable with existing management expertise and products that will support and grow our core insurance business. Opportunities that we would consider exploring include acquiring companies or blocks of business that can geographically increase our market share, companies that have the distribution capacity to cross-sell our products or services, or companies that have an identifiable market niche in the industry.

Charles West has announced that he will retire from our Board of Directors at the annual meeting this year. Charles has served as a director of Atlantic American for 17 years, joining us in July 1980, and has been extremely helpful in planning the growth of Atlantic American and charting a steady course during some difficult years. The financial health and vigor of Atlantic American today are due in no small part to his sound advice in the past. He will be sorely missed. All of his colleagues on the Board and all of us here at the Company wish him well in his retirement from the Board and with his many new endeavors.

In closing, we would like to thank all of our employees, agents, policyholders and especially the shareholders who have helped position Atlantic American Corporation for its future successes.






J. Mack Robinson                          Hilton H. Howell, Jr.
Chairman                                  President and Chief Executive Officer

                                                                Accident Expense
                                                                          Cancer
                                                               Disability Income
                                                             Medicare Supplement
                                                     Hospital Surgical Indemnity
                                                               Medical Indemnity
                                                                Nursing Facility
                                                                      Whole Life
                                                                Joint Whole Life
                                                                      Level Term

OPERATIONS


Life and Health Division

Atlantic American's two life insurance companies, Atlantic American Life Insurance Company and Bankers Fidelity Life Insurance Company, successfully completed a planned merger effective January 1, 1997 and will go forward under the banner of Bankers Fidelity Life. The merger will result in a more efficient company as well as enhance the financial strength of this important subsidiary, and will provide Atlantic American Corporation with a vigorous competitor in the life and supplemental health insurance markets with consolidated capital and surplus in excess of $25 million. The enhanced financial strength of Bankers Fidelity will improve the company's competitive posture in established markets as well as enhance its continuing progress in achieving favorable ratings from the A.M. Best Company and other industry rating firms. In addition, the merger will facilitate the planned expansion of the company into new markets in the midwestern and western United States through improved marketing efficiencies, streamlined product development and reduced expenses.

Market segmentation in the Life Company continues to evolve. The company's decision to penetrate new markets in recent years resulted in a firm presence in four distinct market segments -- the senior, niche, family and payroll deduction markets. The company's primary product focus in each of these markets is life insurance and supplemental health insurance.


Bankers Fidelity's niche markets continue to generate stable revenue. Utilizing a 10-Pay whole life plan and annuity rider, the company targets the college preparatory and military markets. This product line provides for an early paid up life policy and substantial cash accumulation through the annuity rider. In the college preparatory market, an emphasis is placed on cash accumulation in order to manage the high costs associated with higher education which enhances the company's position as a qualified student lender. In the military market, this product line is targeted toward recruits as a means to build retirement savings and, like the college preparatory market, supplement the cost of higher

Asphalt Paving                          Insulation Installer
Auto Dismantler                         Landscaping/Lawn Care
Boat Builder                            Machine Shop
Building Materials Dealer               Metal Goods Fabricator
Cabinet Shops/Woodworking               Metal Goods Manufacturer
Community Action                        Metal Shop
  Committees                            Meat Product Processor
Cleaning Products/Soap                  Millwright
Concrete Construction (Light)           Mobile Home Manufacturer
Concrete Products: Block,               Painter
  Brick, Mix                            Pallet Manufacturer
Concrete Paving                         Paper Manufacturer/Processor
Cotton Gin                              Paper Hanger
Equipment Manufacturing                 Plastic Goods Manufacturer
Electrical Contractor                   Plumber
Employment Agency                       Prefab Metal Building
Floor Covering Contractor                 Manufacturer
Frame Carpentry                         Sawmill
Furniture Manufacturer/                 Telephone Utility
  Dealer                                Tent/Awning Maker
Glass Dealers/Installer                 Trim Carpenter
Grading/Land Clearing                   Wholesaler
Heating/Air-Conditioning                Wood Products Manufacturer
Home Health-Care
education after completion of their military service. The company's niche markets utilize a tightly controlled distribution system with a heavy emphasis on agent training in order to insure proper market conduct.

The family market is served through traditional life products and supplemental health products such as accident and cancer insurance. We believe this market is under served as more and more of our competitors concentrate on high-end markets. Our ongoing commitment to serving the needs of the traditional family market should provide for continuing increases in premium income from this market in the years ahead.

Emerging trends indicate that the payroll deduction market, or work-site marketing, is the fastest growing entity in the delivery of traditional insurance products. While Bankers Fidelity has offered all of its life and supplemental health products through payroll deduction for a number of years, the company began a re-engineering process of this division more than two years ago with the end result being the introduction this year of our Benefits Plus series of payroll deduction products. Much of the groundwork was accomplished through our association with an experienced, outside consultant whose knowledge of the payroll deduction market was instrumental in the development of new products as well as the repackaging of proven products. Through this relationship, Benefits Plus was brought to market offering full Section 125 support as well as new products such as Term Ten and Term Ten Plus competitive, ten-year level term products, Flex-I-Care Plus - a no nonsense, medical indemnity plan designed to provide benefits for physician office visits and emergency room care. Optional benefits for this product include lump-sum, first day hospital coverage, daily hospital indemnity and accidental death benefits. In addition, our proven products such as accident expense, cancer and disability have been repackaged to enhance the new look of this series.

Overall, Banker's Fidelity is solidly positioned for continued growth in its chosen markets. The company's planned expansion into new states, as well as a defined, focused approach to each of its markets, resulted in a solid 29% increase in new sales during 1996, when the life insurance industry as a whole only experienced growth in the 5% range. We expect the Life Company's new sales to continue to grow in the 20% range for the foreseeable future and to play a vital role in Atlantic American Corporation's continued growth.

Property and Casualty Division

With the addition of the American Southern Insurance Company, the property and casualty division of Atlantic American Corporation now represents 68% of the company's total revenues and is the single largest contributor to the company's profitability. American Southern has a strong tradition as one of the most successful property and casualty insurance companies in the industry, offering a variety of property and casualty coverages with an emphasis on commercial automobile liability. Public-entity business, as well as large accounts that can be specially priced and customized, make up the majority of American Southern's automobile liability book of business. These specialized product offerings give American Southern a competitive advantage by allowing it great flexibility and a unique variable cost structure.

These strengths have attributed to American Southern's outstanding performance in its first full year as a subsidiary of Atlantic American, but the primary reason for its fine performance can be attributed to its experienced management team and the strong relationships that they have established with their clients over the years. The company has also taken steps to enhance its ability to expand its customer base by recently adding an additional marketing executive to its existing marketing team.

American Southern exemplifies the type of company that Atlantic American Corporation considers in a potential acquisition. It has an excellent product, a dedicated and experienced management group, and a solid customer base which immediately contributed to Atlantic American's financial performance.

Georgia Casualty & Surety Company, which will celebrate its 50th anniversary next year, focuses on workers' compensation and commercial coverages in select jurisdictions and industries in the southeastern United States. Georgia Casualty has always taken a proactive position with its insureds to utilize all available cost containment techniques to control the ultimate costs of their workers' compensation programs. These initiatives include sponsoring educational programs on work-site safety, utilizing medical peer review, enforcing fee schedule and PPO reductions and emphasizing early medical intervention with serious claims. These efforts, among many others, have helped Georgia Casualty control and contain the cost of workers' compensation for its clients. By ensuring that each injured worker gets the best medical care at the earliest possible time so that lost time from work is reduced to an absolute minimum, Georgia Casualty has been able to reduce its insureds' ultimate claims costs which will soon improve their premium costs. This successful approach has allowed Georgia Casualty to grow its voluntary book of business by 17% in a very soft market and improve its margins at the same time.

Georgia Casualty targets manufacturing businesses, service industries, and various construction industries; however, our underwriting team, most of whom have been with our company over twenty years, have the technical and regional knowledge necessary to allow Georgia Casualty to write diverse accounts in many specialized industries overlooked by our competition. This underwriting approach has produced outstanding results and has allowed Georgia Casualty to continue to grow with outstanding loss ratios in virtually all lines of business. Georgia Casualty has also benefited from its regional emphasis. By keeping its underwriting concentration in a region it knows well, Georgia Casualty has a competitive advantage in being able to respond quickly and with specialized knowledge of our customers, their businesses and their locality.

Georgia Casualty and American Southern, two companies with a focused vision on their markets and customers, will continue to make significant contributions to the growth and profitability of Atlantic American Corporation.

                                      DIRECTORS

                                  J. MACK ROBINSON
                                      Chairman
                            Atlantic American Corporation

                                HILTON H. HOWELL, JR.
                        President and Chief Executive Officer
                            Atlantic American Corporation

                                  SAMUEL E. HUDGINS
                     Principal, Percival Hudgins & Company, LLC

                                  D. RAYMOND RIDDLE
                    Retired Chairman and Chief Executive Officer
                          National Service Industries, Inc.

                                HARRIETT J. ROBINSON
                       Director, Delta Life Insurance Company

                                  SCOTT G. THOMPSON
                        President and Chief Financial Officer
                         American Southern Insurance Company

                                   CHARLES B. WEST
                            Chairman, West Lumber Company

                               WILLIAM H. WHALEY, M.D.
                       William H. Whaley, M.D., P.C., F.A.C.P.

                                    DOM H. WYANT
                       Of Counsel, Jones, Day, Reavis & Pogue


                                      OFFICERS

                                  J. MACK ROBINSON
                                      Chairman

                                HILTON H. HOWELL, JR.
                        President and Chief Executive Officer

                                   JOHN W. HANCOCK
                         Senior Vice President and Treasurer

                                  CLARK W. BERRYMAN
                        Vice President, Information Services

                                    JANIE L. RYAN
                                 Corporate Secretary

                                 MICHAEL J. BRASSER
                      Assistant Vice President, Internal Audit

                 ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

                               ASSETS                         December 31,
--------------------------------------------------------------------------------
                                                            1996         1995
--------------------------------------------------------------------------------
Cash, including short-term investments of
   $41,614 and $12,498..............................     $ 45,499     $ 15,069

Investments ........................................      142,485      168,117

Receivables:
   Reinsurance......................................       26,854       22,467

   Other (net of allowance for doubtful accounts:
      $1,151 and $1,260)............................       16,301       18,567

Deferred acquisition costs..........................       15,179       14,899

Other assets........................................        4,576        4,125

Goodwill............................................        2,100        2,250
--------------------------------------------------------------------------------
    Total assets....................................     $252,994     $245,494
================================================================================

                        LIABILITIES AND SHAREHOLDERS' EQUITY


Insurance reserves and policy funds ................     $149,198     $143,847

Accounts payable and accrued expenses...............        9,049        8,010

Debt payable ($1,058 and $6,358 due to affiliates)..       35,611       44,921

Net obligation to discontinued operations...........           -           953

Minority interest...................................           -         1,285
--------------------------------------------------------------------------------
    Total liabilities...............................      193,858      199,016
--------------------------------------------------------------------------------
Commitments And Contingencies
Shareholders' equity:
  Preferred stock, $1 par, 4,000,000 shares authorized:

    Series A preferred, 30,000 shares issued and
       outstanding, $3,000 redemption value..........          30           30

    Series B preferred, 134,000 shares issued and
       outstanding, $13,400 redemption value.........         134          134

  Common stock, $1 par,  30,000,000 shares authorized;
    18,712,167 shares issued in 1996 and 1995 and
    18,684,217 shares outstanding in 1996 and
    18,679,400 shares outstanding in 1995..........        18,712       18,712

  Additional paid-in capital.......................        54,062       46,531

  Accumulated deficit..............................       (31,426)     (34,446)

  Net unrealized investment gains..................        17,713       15,589

  Treasury stock, at cost, 27,950 shares in 1996
     and 32,767 shares in 1995.....................           (89)         (72)
--------------------------------------------------------------------------------
     Total shareholders' equity....................        59,136       46,478
--------------------------------------------------------------------------------
     Total liabilities and shareholders' equity          $252,994     $245,494
================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

                 ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Per Share Data)

                             Year Ended December 31,
--------------------------------------------------------------------------------
Revenue:                                         1996        1995        1994
--------------------------------------------------------------------------------
  Insurance premiums.......................    $86,025     $43,373     $41,701
  Investment income........................     11,457       6,566       6,628
  Realized investment gains, net ..........      1,589       1,731         870
--------------------------------------------------------------------------------
      Total revenue........................     99,071      51,670      49,199
--------------------------------------------------------------------------------
Benefits and expenses:
  Insurance benefits and losses incurred...     54,281      24,689      21,955
  Commissions and underwriting expenses....     26,959      15,249      13,355
  Interest expense.........................      3,292       2,458       1,968
  Other....................................      6,724       6,190       5,404
--------------------------------------------------------------------------------
      Total benefits and expenses..........     91,256      48,586      42,682
--------------------------------------------------------------------------------
      Income before income tax provision
         (benefit), discontinued operations
         and extraordinary gain............      7,815       3,084       6,517

Income tax provision (benefit).............        204         (34)     (1,632)
--------------------------------------------------------------------------------
Income from continuing operations..........      7,611       3,118       8,149
(Loss) income from discontinued
   operations, net.........................     (4,447)    (10,094)      1,121
--------------------------------------------------------------------------------
      Income (loss) before extraordinary
         gain..............................      3,164      (6,976)      9,270
Extraordinary gain ........................         -           -          100

      Net income (loss) before preferred
      stock dividends......................      3,164      (6,976)      9,370
Preferred stock dividends..................     (1,521)       (315)       (315)
--------------------------------------------------------------------------------
      Net income (loss) applicable to
         common stock......................    $ 1,643     $(7,291)    $ 9,055
================================================================================
Weighted average common shares outstanding.     18,856      18,671      18,511
================================================================================
Net income (loss) per common share data:
   Continuing operations...................    $   .32     $   .15     $   .43
   Discontinued operations.................       (.23)       (.54)        .06
   Extraordinary gain......................         -           -           -
--------------------------------------------------------------------------------
      Net income (loss)....................    $   .09     $  (.39)    $   .49
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                           ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                    Net
                                                                      Additional                 Unrealized
                                               Preferred   Common      Paid-In   Accumulated     Investment  Treasury
                                                Stock(1)    Stock      Capital     Deficit         Gains       Stock      Total
------------------------------------------------------------------------------------------------------------------------------------
(In Thousands, Except Per Share Data)
Balance, December 31, 1993..................    $   30    $ 18,399    $ 33,600    $ (36,822)    $ 10,599    $    -      $ 25,806
   Net income...............................        -           -           -         9,370           -          -         9,370
   Cash dividends paid on preferred stock...        -           -         (315)          -            -          -          (315)
   Stock options exercised..................        -           15           4           -            -          -            19
   Decrease in unrealized investment gains..        -           -           -            -        (4,858)        -        (4,858)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994..................        30      18,414      33,289      (27,452)       5,741         -        30,022
   Net loss.................................        -           -           -        (6,976)          -          -        (6,976)
   Cash dividends paid on preferred stock...        -           -         (315)          -            -          -          (315)
   Purchase of 78,148 shares for treasury ..        -           -           -            -            -        (174)        (174)
   Issuance of 343,606 shares for employee
      benefit plans and stock options.......        -          298         291          (18)          -         102          673
   Conversion of debt payable to preferred
      stock.................................       134          -       13,266           -            -          -        13,400
   Increase in unrealized investment gains..        -           -           -            -         9,848         -         9,848
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995..................       164      18,712      46,531      (34,446)      15,589        (72)      46,478
   Net income...............................        -           -           -         3,164           -          -         3,164
   Cash dividends paid on preferred stock...        -           -         (315)          -            -          -          (315)
   Dividends accrued on preferred stock.....        -           -       (1,206)          -            -          -        (1,206)
   Purchase of 104,635 shares for treasury..        -           -           -            -            -        (338)        (338)
   Issuance of 109,452 shares for employee
      benefit plans and stock options.......        -           -            6         (144)          -         321          183
   Gain on sale of subsidiary...............        -           -        9,046           -            -          -         9,046
   Increase in unrealized investment gains..        -           -           -            -         2,124         -         2,124
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996..................    $  164    $ 18,712    $ 54,062    $ (31,426)    $ 17,713    $   (89)    $ 59,136
====================================================================================================================================

(1)  Includes Series A and B preferred stock

The accompanying notes are an integral part of these consolidated financial statements.

                 ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                   Year Ended December  31,
--------------------------------------------------------------------------------
(In Thousands, Except per Share Data)            1996         1995      1994
--------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)..........................  $  3,164    $ (6,976)   $  9,370
  Adjustments to reconcile net income
    (loss) to net cash provided (used) by
    operating activities:
      Amortization of deferred acquisition
        costs................................     8,184       3,721       3,008
      Acquisition costs deferred.............    (8,464)     (2,985)     (2,895)
      Realized investment gains..............    (1,589)     (1,731)       (870)
      Increase (decrease) in reserves........     5,352      (1,203)    (12,939)
      Loss (income) from discontinued
        operations, net......................     4,447      10,094      (1,121)
      Depreciation and amortization..........     1,102         547         370
      Deferred income taxes..................        -           -       (1,000)
      Minority interest......................        -          285          63
      (Increase) decrease in receivables, net    (3,870)        997      (3,793)
      Extraordinary gain from extinguishment
        of debt..............................        -           -         (100)
      (Decrease) increase in other
        liabilities..........................      (694)        177         472
      Other, net.............................       811         319        (366)
--------------------------------------------------------------------------------
        Net cash provided (used) by
          continuing operations..............     8,443       3,245      (9,801)
--------------------------------------------------------------------------------
        Net cash (used) provided by
          discontinued operations............    (5,902)     (9,177)      2,291
--------------------------------------------------------------------------------
        Net cash provided (used) by operating
          activities.........................     2,541      (5,932)     (7,510)
--------------------------------------------------------------------------------
Cash flows from investing activities:
  Proceeds from investments sold.............    44,445      21,027      17,805
  Proceeds from investments matured, called
    or redeemed..............................    40,868      17,004       7,099
  Investments purchased......................   (54,632)    (32,909)    (32,514)
  Acquisition of minority interest...........      (846)     (1,012)         -
  Sale of Leath Furniture, Inc., net.........     3,646          -           -
  Acquisition of American Southern Insurance
    Company, net of $5,497 of cash acquired..        -      (17,273)         -
  Additions to property and equipment........    (1,616)     (1,107)     (1,270)
--------------------------------------------------------------------------------
    Net cash provided (used) by continuing
      operations.............................    31,865     (14,270)     (8,880)
--------------------------------------------------------------------------------
    Net cash used by discontinued operations.      (440)     (2,551)     (6,691)
--------------------------------------------------------------------------------
    Net cash provided (used) by investing
      activities.............................    31,425     (16,821)    (15,571)
--------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from issuance of notes payable ...        -           -          675
  Proceeds from issuance of bank financing...    11,352      22,642          -
  Preferred stock dividends..................      (315)       (315)       (315)
  Proceeds from exercise of stock options....        85         600          19
  Purchase of treasury shares................      (338)       (174)         -
  Repayments of debt.........................   (20,662)       (675)         -
--------------------------------------------------------------------------------
    Net cash (used) provided by continuing
      operations.............................    (9,878)     22,078         379
--------------------------------------------------------------------------------
    Net cash provided by discontinued
      operations.............................     6,342       9,345       4,303
--------------------------------------------------------------------------------
    Net cash (used) provided by financing
      activities.............................    (3,536)     31,423       4,682
--------------------------------------------------------------------------------
    Net increase (decrease) in cash and
      cash equivalents.......................    30,430       8,670     (18,399)
--------------------------------------------------------------------------------
  Cash and cash equivalents at beginning of year:
    Continuing operations....................    15,069       4,016      22,318
    Discontinued operations..................        -        2,383       2,480
--------------------------------------------------------------------------------
      Total..................................     5,069       6,399      24,798
--------------------------------------------------------------------------------
  Cash and cash equivalents at end of year:
    Continuing operations....................    45,499      15,069       4,016
    Discontinued operations..................        -           -        2,383
--------------------------------------------------------------------------------
      Total..................................  $ 45,499    $ 15,069    $  6,399
================================================================================
Supplemental cash flow information:
  Cash paid for interest.....................  $  3,763    $  3,096    $    900
================================================================================
  Cash paid for income taxes.................  $    116    $    128    $    115
================================================================================
  Debt to seller for purchase of American
    Southern Insurance Company...............  $     -     $ 11,352    $     -
================================================================================
  Debt payable converted to preferred stock..  $     -     $ 13,400    $     -
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996, 1195 AND 1994 (Dollars in Thousands, Except Per Share Data)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). These financial statements include the accounts of Atlantic American Corporation (the "Company") and its majority-owned subsidiaries. Leath Furniture, LLC (f/k/a Leath Furniture, Inc.), previously a majority owned subsidiary, has been reflected as discontinued operations in the accompanying financial statements (see Note 8) through the date of its divestiture on April 8, 1996 (see Note 13). All significant intercompany accounts and transactions have been eliminated in consolidation.

At December 31, 1996, the Company had five insurance subsidiaries, which include American Southern Insurance Company and its wholly owned subsidiary American Safety Insurance Company (collectively known as "American Southern"), Atlantic American Life Insurance Company, Bankers Fidelity Life Insurance Company and Georgia Casualty & Surety Company. American Southern was acquired on December 31, 1995 (see Note 7). Assets and liabilities are not classified, in accordance with insurance industry practice, and certain prior year amounts have been reclassified to conform to the 1996 presentation.

Premium Revenue and Cost Recognition
Life insurance premiums are recognized as revenues when due, whereas accident and health premiums are recognized over the premium paying period. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the lives of the contracts in proportion to premiums earned. This association is accomplished by the provision of a future policy benefits reserve and the deferral and subsequent amortization of the costs of acquiring business (principally commissions, advertising and certain issue expenses). Traditional life insurance and long-duration health insurance deferred policy acquisition costs are amortized over the estimated premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. The deferred policy acquisition costs for property and casualty and short-duration health insurance are amortized over the effective period of the related insurance policies. Deferred policy acquisition costs are expensed when such costs are deemed not to be recoverable from the related unearned premiums and investment income.

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

Goodwill
Goodwill resulting from the acquisition of American Southern is amortized over a 15 year period using the straight-line method. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision. Should factors indicate that goodwill be evaluated for possible impairment, the Company will compare the recoverability of goodwill to a projection of American Southern's undiscounted income over the estimated remaining life of the goodwill in assessing whether the goodwill is recoverable.

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

The cost of securities sold is based on specific identification. Unrealized gains (losses) in the value of bonds and common and preferred stocks, are accounted for as a direct increase (decrease) in shareholders' equity and, accordingly, have no effect on net income (loss).

Income Taxes
Deferred income taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax basis of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year.

Net Income (Loss) Per Common Share
Net income (loss) per common share is computed on the basis of the weighted average number of common shares and common equivalent shares outstanding during the year applied to net income (loss) after preferred dividends. The weighted average number of shares outstanding was 18,856,000 in 1996, 18,671,000 in 1995 and 18,511,000 in 1994. The effect of convertible subordinated notes and convertible preferred stock was anti-dilutive in each of these years.

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

NOTE 2.  INVESTMENTS

Investments are comprised of the following:
                                                     1996
--------------------------------------------------------------------------------
                                             Gross         Gross
                               Carrying    Unrealized    Unrealized    Amortized
                                 Value       Gains         Losses        Cost
--------------------------------------------------------------------------------
Bonds:
  U.S. Treasury Securities
    and Obligations of
    U.S. Government Corpora-
      tions and Agencies......$ 67,370     $    275      $    443      $ 67,538
  Obligations of states and
    political subdivisions....   3,496           86           168         3,578
  Corporate securities........  14,717          272           272        14,717
  Mortgage-backed securities
    (government guaranteed)...   5,727           -             51         5,778
--------------------------------------------------------------------------------
                                91,310     $    633      $    934      $ 91,611

  Common and preferred stocks.  37,762     $ 19,348      $  1,334      $ 19,748
  Mortgage loans (estimated
    fair value of $7,732).....   6,812
  Policy and student loans....   6,555
  Real estate.................      46
--------------------------------------------------------------------------------
    Investments............... 142,485
  Short-term investments......  41,614
--------------------------------------------------------------------------------
    Total investments.........$184,099
================================================================================

                                                     1995
--------------------------------------------------------------------------------
                                             Gross         Gross
                               Carrying    Unrealized    Unrealized    Amortized
                                 Value       Gains         Losses        Cost
--------------------------------------------------------------------------------
Bonds:
  U. S. Treasury Securities
    and Obligations of
    U. S. Government Corpora-
      tions and Agencies......$ 70,553     $    408      $     19      $ 70,164
  Obligations of states and
    political subdivisions....  21,947            6           270        22,211
  Corporate securities........  19,817          386            77        19,508
  Mortgage-backed securities
    (government guaranteed)...     996           -             36         1,032
--------------------------------------------------------------------------------
                               113,313     $    800      $    402      $112,915

Common and preferred stocks ..  42,116     $ 15,824      $    633      $ 26,925
Mortgage loans (estimated
  fair value of $7,291).......   6,952
Policy and student loans......   5,690
Real estate...................      46
--------------------------------------------------------------------------------
   Investments................ 168,117
Short-term investments........  12,498
--------------------------------------------------------------------------------
   Total investments..........$180,615
================================================================================

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996, 1195 AND 1994 (Dollars in Thousands, Except Per Share Data)

NOTE 2.  INVESTMENTS (CONTINUED)

Bonds having an amortized cost of $13,578 and $13,373 were on deposit with insurance regulatory authorities at December 31, 1996 and 1995, respectively, in accordance with statutory requirements.

The amortized cost and carrying value of bonds and short-term investments at December 31, 1996 by contractual maturity are as follows. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      Carrying     Amortized
                                                       Value         Cost
                                                  ------------------------------
Due in one year or less..........................  $  56,732     $  56,905
Due after one year through five years............     19,439        19,416
Due after five years through ten years...........     37,666        37,804
Due after ten years..............................     13,360        13,322
Varying maturities...............................      5,727         5,778
                                                  ------------------------------
   Totals........................................  $ 132,924     $ 133,225
                                                  ==============================

Investment income was earned from the following sources:

                                                1996         1995         1994
--------------------------------------------------------------------------------
Bonds.......................................  $ 6,728      $ 3,549      $ 3,267
Common and preferred stocks.................    1,622        1,205        1,603
Mortgage loans..............................      863          791          722
CDs and commercial paper....................    1,443          548          604
Other.......................................      801          473          432
--------------------------------------------------------------------------------
    Total investment income.................   11,457        6,566        6,628
    Less investment expenses................     (452)        (424)        (465)
--------------------------------------------------------------------------------
Net investment income.......................  $11,005      $ 6,142      $ 6,163
================================================================================

A summary of realized investment gains (losses) follows:

                                   1996                                       1995                                    1994
------------------------------------------------------------------------------------------------------------------------------------
                                           Limited                                    Limited
                      Stocks    Bonds    Partnership    Total    Stocks    Bonds    Partnership    Total    Stocks    Bonds   Total
------------------------------------------------------------------------------------------------------------------------------------
Gains............... $1,910    $  73       $  17       $2,000    $1,743    $  35    $  363         $2,141   $1,150    $  5   $1,155
Losses..............   (411)      -           -          (411)      (73)      (9)       -             (82)    (260)    (25)    (285)
Write-downs.........     -        -           -            -       (162)    (166)       -            (328)      -       -        -
------------------------------------------------------------------------------------------------------------------------------------
  Total realized
    investment gains
    (losses), net... $1,499    $  73       $  17       $1,589    $1,508    $(140)   $  363         $1,731   $ 890    $ (20)  $  870
====================================================================================================================================

Proceeds from the sale of common and preferred stocks, bonds and other investments are as follows:

                                               1996         1995          1994
--------------------------------------------------------------------------------
   Common and preferred stocks.............. $ 9,734      $10,199      $ 9,163
   Bonds....................................  25,335        1,730           -
   Student loans............................   6,053        7,278        7,845
   Other investments........................   3,323        1,820          797
--------------------------------------------------------------------------------
             Total proceeds                  $44,445      $21,027      $17,805
================================================================================

The single investment which exceeds 10% of shareholders' equity at December 31, 1996 was a common stock investment in the Wachovia Corporation with a carrying value of $18,506 and a cost basis of $3,428.

The Company's bond portfolio included 97% of investment grade securities at December 31, 1996 as defined by the NAIC.

NOTE 3.  INSURANCE RESERVES AND POLICY FUNDS

The following table presents the Company's reserves for life, accident, health and casualty losses as well as loss adjustment expenses.

                                                             Amount of Insurance
                                                                   in Force
                                                             -------------------
                                         1996        1995      1996       1995
                                       -----------------------------------------
  Future policy benefits
   Life insurance policies
    Individual and group life:
     Ordinary......................... $ 22,451   $ 20,806   $256,482   $221,450
     Mass market......................    9,364      9,578     21,409     22,896
    Individual annuities..............      856        887         -          -
                                       -----------------------------------------
                                         32,671     31,271   $277,891   $244,346
                                                             ===================
   Accident and health insurance
     policies.........................    3,714      5,034
                                       --------------------
                                         36,385     36,305
  Unearned premiums...................   25,100     24,140
  Losses and claims...................   84,074     79,514
  Other policy liabilities............    3,639      3,888
                                       --------------------
   Total policy liabilities........... $149,198   $143,847
                                       ====================

Annualized premiums for accident and health insurance policies were $15,884 and $16,595 at December 31, 1996 and 1995, respectively.

Future Policy Benefits -

Liabilities for life insurance future policy benefits are based upon assumed future investment yields, mortality rates and withdrawal rates after giving effect to possible risks of adverse deviation. The assumed mortality and withdrawal rates are based upon the Company's experience. The interest rates assumed for life, accident and health are generally: (i) 2.5% to 5.5% for issues prior to 1977, (ii) 7% graded to 5.5% for 1977 through 1979 issues, (iii) 9% for 1980 through 1987 issues, and (iv) 7% for 1988 and later issues.

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

Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

                                                           1996           1995
--------------------------------------------------------------------------------
Balance at January 1..................................  $ 79,514       $ 40,730
Less:  Reinsurance recoverables.......................   (22,467)       (12,334)
--------------------------------------------------------------------------------
    Net balance at January 1..........................    57,047         28,396
--------------------------------------------------------------------------------

Incurred related to:
  Current year........................................    57,481         17,017
  Prior years.........................................    (4,802)         5,364
--------------------------------------------------------------------------------
    Total incurred....................................    52,679         22,381
--------------------------------------------------------------------------------

Paid related to:
  Current year........................................    28,279         13,743
  Prior years.........................................    24,227          8,398
--------------------------------------------------------------------------------
    Total paid........................................    52,506         22,141
--------------------------------------------------------------------------------

Reserves acquired due to acquisition, net.............        -          28,411
--------------------------------------------------------------------------------
Net balance at December 31............................    57,220         57,047
Plus: Reinsurance recoverables................ .......    26,854         11,893
      Reinsurance recoverables acquired due to
        acquisition...................................        -          10,574
--------------------------------------------------------------------------------
Balance at December 31................................  $ 84,074       $ 79,514
================================================================================

Following is a reconciliation of total incurred claims to total insurance benefits and losses incurred:

                                                            1996         1995
--------------------------------------------------------------------------------
Total incurred claims.................................  $ 52,679       $ 22,381
Cash surrender value and matured endowments...........     1,522            975
Death benefits........................................        80          1,333
--------------------------------------------------------------------------------
       Total insurance benefits and losses incurred...  $ 54,281       $ 24,689
================================================================================

NOTE 4.  REINSURANCE

In accordance with general practice in the insurance industry, portions of the life, property and casualty insurance written by the Company are reinsured; however, the Company remains contingently liable with respect to reinsurance ceded should any reinsurer be unable to meet its obligations. Approximately 79% of the reinsurance receivables are due from three reinsurers as of December 31, 1996. Reinsurance receivables of $14,400 are with National Reinsurance Corporation, "A++" (Superior), $3,600 are with First Colony Life Insurance Company, "A++" (Superior), and $3,200 are with Pennsylvania Manufacturers Association Insurance Company, "A+" (Superior). In the opinion of management, the Company's reinsurers are financially stable and allowances for uncollectible amounts are established against reinsurance receivables, if appropriate. Premiums assumed of $25,800 include a state contract for premiums of $15,400 (17.9% of total earned premiums). The contract had a five-year term at inception and was renewed for a second five-year term that will expire January 31, 1998.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996, 1195 AND 1994 (Dollars in Thousands, Except Per Share Data)

NOTE 4. REINSURANCE (CONTINUED)

The Company has no assurance that the contract will be renewed for a third term. However, the Company's ten-year experience in servicing this business provides an advantage that could affect renewal. The following table reconciles premiums written to premiums earned and summarizes the components of insurance benefits and losses incurred.

                                              1996          1995          1994
--------------------------------------------------------------------------------
      Premiums written................... $  70,295     $  46,773     $  45,230
      Plus - premiums assumed............    25,739            -             -
      Less - premiums ceded..............    (9,074)       (3,037)       (2,461)
--------------------------------------------------------------------------------
        Net premiums written.............    86,960        43,736        42,769
--------------------------------------------------------------------------------
      Change in unearned premiums........      (960)         (230)         (826)
      Change in unearned premiums ceded..        25          (133)         (242)
--------------------------------------------------------------------------------
         Net change in unearned premiums.      (935)         (363)       (1,068)
--------------------------------------------------------------------------------
         Net premiums earned............. $  86,025     $  43,373     $  41,701
================================================================================
      Provision for benefits and losses
         incurred........................ $  58,801     $  25,999     $  22,923
      Reinsurance loss recoveries........    (4,520)       (1,310)         (968)
--------------------------------------------------------------------------------
      Insurance benefits and losses
        incurred......................... $  54,281     $  24,689     $  21,955
================================================================================

NOTE 5.  INCOME TAXES

A  reconciliation  of the  differences  between  income  taxes on income  before
discontinued   operations  and  extraordinary  item,  computed  at  the  federal statutory income tax rate is as follows:

                                              1996        1995        1994
--------------------------------------------------------------------------------
Federal income tax provision at
  statutory rate of 35%..................   $ 2,735     $ 1,079     $ 2,281
Tax exempt interest and dividends
  received deductions....................      (413)       (391)       (431)
Reduction of deferred taxes..............        -           -       (1,000)
Change in asset valuation allowance -
  Utilization of net operating loss......    (2,260)       (731)     (2,622)
Alternative minimum tax..................       142           9         140
--------------------------------------------------------------------------------
  Provision (benefit) for income taxes
    from continuing operations...........       204         (34)     (1,632)
  Provision for income taxes from
    discontinued operations..............        -           -        1,086
--------------------------------------------------------------------------------
      Total provision (benefit) for
        income taxes.....................   $   204     $   (34)    $  (546)
================================================================================

Deferred tax liabilities and assets at December 31, 1996 and 1995 are comprised of the following:

                                                          Tax Effect
                                                      1996           1995
--------------------------------------------------------------------------------
    Deferred tax liabilities:
      Deferred acquisition costs..............     $ (3,585)      $ (3,416)
      Net unrealized investment gains.........       (6,199)        (5,456)
--------------------------------------------------------------------------------
        Total deferred tax liabilities........     $ (9,784)      $ (8,872)
================================================================================

    Deferred tax assets:
      Net operating loss carryforwards.......      $ 17,856       $ 23,693
      Insurance reserves.....................         7,702          7,466
      Bad debts..............................           404            441
--------------------------------------------------------------------------------
        Total deferred tax assets............      $ 25,962       $ 31,600
--------------------------------------------------------------------------------

   Asset valuation allowance................       (16,178)        (22,728)
--------------------------------------------------------------------------------

    Net deferred tax assets..................      $     -        $      -
================================================================================

The components of the provision (benefit) are:

                                                       1996     1995      1994
--------------------------------------------------------------------------------
Continuing operations
   Current - Federal............................... $  204    $ (34)    $  (632)
   Deferred - Federal..............................     -        -       (1,000)
Discontinued operations
   Current:
      Federal......................................     -        -          816
      State........................................     -        -          270
--------------------------------------------------------------------------------
         Total..................................... $  204    $ (34)    $  (546)
================================================================================

The Internal Revenue Service ("IRS") examined the 1983 and 1984 federal income tax returns of the Company, and the Company entered into litigation with the IRS regarding claims for additional taxes related primarily to intercompany reinsurance transactions. In 1994, the Company reached a favorable settlement with the IRS on all disputed matters, and there was an expiration of a time limitation with respect to another potential tax liability. The settlement with the IRS resulted in no tax payments by the Company and, accordingly, the deferred tax reserves were reduced by $1,000. However, in 1995 the Company made an interest payment of $202 related to the case.

At December 31, 1996, the Company has regular tax loss carryforwards of approximately $51,018 expiring generally between 2000 and 2009.

The Company has determined, based on its earnings history, that an asset valuation allowance of $16,178 should be established against its net deferred tax assets at December 31, 1996. The Company's asset valuation allowance decreased by $6,550 during 1996, due primarily to the utilization of net loss carryforwards in the current year from profitable operations and the gain on sale of the discontinued operations. Due to the uncertain nature of their ultimate realization based upon past performance and expiration dates, the Company has established a full valuation allowance against these carryforward benefits and recognizes the benefits only as reassessment demonstrates they are realizable. The Company's ability to generate taxable income from operations is dependent upon various factors, many of which are beyond management's control. Accordingly, there can be no assurance that the Company will generate future taxable income based on historical performance. Therefore, the realization of the deferred tax assets will be assessed periodically based on the Company's current and anticipated results of operations. The Company has a formal tax-sharing agreement with each of its subsidiaries. The Company files a consolidated federal income tax return with its subsidiaries.

NOTE 6.  CREDIT ARRANGEMENTS

                                                                 1996     1995
--------------------------------------------------------------------------------
Arrangements with affiliates

  Notes payable  with  payment of $3,000 in 2001 and final
    payment of $2,300 in 2002 (weighted average interest
    rate of 9.5% at December 31, 1995)......................   $    -   $ 5,300
--------------------------------------------------------------------------------
      Total affiliated arrangements.........................   $    -   $ 5,300
================================================================================

Arrangements with non-affiliates

  8% Convertible subordinated notes due May 15, 1997 ($1,058
    held by affiliates at December 31, 1996  and 1995)......   $ 5,617  $ 5,627
  Note payable to bank due December 31, 2000 (interest rate
    at prime,  8.25% and 8.50% at December 31, 1996 and
    1995, respectively).....................................    18,642   22,642
  Note payable to bank at prime plus 1/2% (8.75%) due
   December 31, 2000........................................    11,352       -
  Note payable at prime (8.5%) and accrued interest
    due October 11, 1996....................................        -    11,352
--------------------------------------------------------------------------------
      Total non-affiliated arrangements.....................   $35,611  $39,621
================================================================================

Total arrangements
  Due within one year.......................................   $ 9,617  $13,352
================================================================================
  Long-term debt............................................   $25,994  $31,569
================================================================================

The 8% convertible subordinated notes are convertible into an aggregate of 513,000 shares of common stock at a price of $10.94 per share. The notes are redeemable at the Company's option at declining premiums until May 15, 1997. The Company anticipates that the funds to be used to retire the $5,600 in outstanding principal will come from internal funds and bank financing.

The note payable to bank due December 31, 2000, is payable in four quarterly payments of $1,000 in 1997 through 2000 with the balance due at maturity. Interest is paid quarterly in arrears.

The note payable to the seller of American Southern (see Note 7) due October 11, 1996, was repaid with an additional advance by the same bank which holds the note due December 31, 2000. The rate on the advance is prime plus 1/2%, but will change to the prime rate of interest effective February 1, 1997, as the Company repaid $4,000 on the original bank note before January 31, 1997. The Company is required to maintain certain financial covenants including, among others, ratios that relate funded debt to consolidated total capitalization, cash flow to debt service, as well as comply with limitations on capital expenditures and debt obligations. The Company was in compliance with all of the convenants associated with the debt payable to bank at December 31, 1996.

Maturities

The Company's principal payments on credit arrangements outstanding at December 31, 1996 are as follows:

        Year            Amount
        -----------------------
        1997           $ 9,617
        1998             4,000
        1999             4,000
        2000            17,994
        -----------------------
                       $35,611
        =======================

NOTE 7.  ACQUISITION OF AMERICAN SOUTHERN INSURANCE COMPANY

On December 31, 1995, the Company acquired a 100% ownership interest in American Southern for approximately $34,000 ($22,648 in cash and a note to seller of $11,352). Accordingly, the assets and liabilities of American Southern are included in the accompanying 1996 and 1995 balance sheets; however, the results of operations were only included beginning January 1, 1996. American Southern operates as a multi-line property and casualty insurance company primarily engaged in the sale of state and municipality automobile insurance.

The acquisition was accounted for as a purchase transaction and, accordingly, the purchase price was allocated to assets and liabilities based on their estimated fair values as of the date of acquisition. The excess of the consideration paid over the estimated fair values of net assets acquired in the amount of $2,250 was recorded as goodwill and is amortized on a straight-line basis over 15 years.

The following unaudited pro forma summary combines the consolidated results of operations of the Company and American Southern as if the acquisition had taken place at the beginning of the following periods after giving effect to certain adjustments. These adjustments include adjustments to increase interest expense on funds used by the Company to purchase American Southern, the amortization of goodwill, a reduction in American Southern's income tax expense due to the Company's intercompany tax-sharing agreement and the effect of the conversion of

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996, 1195 AND 1994 (Dollars in Thousands, Except Per Share Data)

NOTE 7.  ACQUISITION OF AMERICAN SOUTHERN INSURANCE COMPANY (CONTINUED)

$13,400 in debt into 134,000 shares of Series B Preferred Stock (see Note 11). This pro forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition taken place at the beginning of the periods.

                                                      1995            1994
--------------------------------------------------------------------------------
Revenue...........................................$  95,855        $  90,040

Net (loss) income:
  Continuing operations...........................$   6,865        $  12,889
  Discontinued operations.........................  (10,094)           1,121
  Extraordinary gain..............................       -               100
--------------------------------------------------------------------------------
    Net (loss) income.............................$  (3,229)       $  14,110
================================================================================

Net (loss) income per common share data:
  Continuing operations...........................$     .29        $     .62
  Discontinued operations.........................     (.54)             .06
--------------------------------------------------------------------------------
    Net (loss) income.............................$    (.25)       $     .68
================================================================================

In connection with the December 31, 1995 acquisition of American Southern, the following assets and liabilities were acquired:

  Cash, short-term investments and investments....$  72,414
  Receivables, net................................   16,716
  Deferred acquisition costs......................    2,082
  Goodwill........................................    2,250
  Other assets....................................      901
--------------------------------------------------------------------------------
    Total assets..................................   94,363
--------------------------------------------------------------------------------

  Unearned premiums...............................   16,170
  Losses and claims...............................   38,985
  Short-term debt.................................   11,352
  Other policy liabilities........................    1,600
  Other payables..................................    3,374
--------------------------------------------------------------------------------
    Total liabilities.............................   71,481
--------------------------------------------------------------------------------

  Net assets......................................$  22,882
================================================================================

NOTE 8.  DISCONTINUED OPERATIONS

Subsequent to year end 1995, the Company announced its intent to sell its approximately 88% interest in Leath Furniture, LLC (f/k/a Leath Furniture, Inc.), a retail furniture chain. Accordingly, the consolidated financial statements report separately the net assets and operating results of these discontinued operations. The Company completed the sale of its interest to Gulf Capital Services, Ltd., a related party, on April 8, 1996. The gain from this transaction is reflected as a direct credit to additional paid-in capital.

The following results of operations and financial position are attributable to discontinued operations:

                                                   1996       1995       1994
--------------------------------------------------------------------------------
Results of Operations:
  Net sales.....................................$ 45,502   $ 113,265   $117,554
================================================================================
  (Loss) income from discontinued operations....$ (7,885)  $  (6,656)  $  1,121
  (Provision) benefit for discontinued
    operations..................................$  3,438   $  (3,438)        -
--------------------------------------------------------------------------------
  Net (loss) income from discontinued
    operations..................................$ (4,447)  $ (10,094)  $  1,121
================================================================================
  Net (loss) income per share from
    discontinued operations.....................$   (.23)  $    (.54)  $    .06
================================================================================
Financial Position:
  Merchandise inventory.........................           $  26,089   $ 25,008
  Property and equipment, net...................              21,655     21,459
  Goodwill......................................               9,304     10,483
  Other assets..................................               8,447      7,774
  Total liabilities.............................             (66,448)   (56,705)
--------------------------------------------------------------------------------
Net assets of discontinued operations...........           $    (953)  $  8,019
================================================================================

NOTE 9.  COMMITMENTS AND CONTINGENCIES

Litigation

The Company and its subsidiaries are party to litigation occurring in the normal course of business. In the opinion of management, such litigation will not have a material adverse effect on the Company's financial position or results of operations.

Operating Lease Commitments

The Company's rental expense, including common area charges, for operating leases was $1,222, $1,013 and $1,080 in 1996, 1995 and 1994, respectively. The
Company's future minimum lease obligations under non-cancelable operating leases are as follows:

                                   Year Ending
                                  December 31,
                           ---------------------------
                           1997.................$  808
                           1998.................   789
                           1999.................   771
                           2000.................   590
                           2001.................   544
                           Thereafter........... 1,378
                                                ------
                           Total............... $4,880
                                                ======

NOTE 10.  EMPLOYEE BENEFIT PLANS

Stock Options
In 1992, the shareholders approved the Company's adoption of the 1992 Incentive Plan ("1992 Plan"). The 1992 Plan originally provided for a maximum of 400,000 stock options subject to issuance. The 1992 Plan was amended by the Board of Directors in 1995, and subsequently ratified at the 1996 Annual Meeting of Shareholders, to provide for an additional 400,000 stock options. Prior to the 1992 Plan, the shareholders had approved the Company's 1987 Stock Option Plan ("1987 Plan") which provided for a maximum of 500,000 options subject to issuance. No options have been issued under the 1987 Plan since the adoption of the 1992 Plan. Any unexercised options under the 1987 Plan expire by the terms of the plan on February 24, 1997. The 1992 Plan provides that options of common stock of the Company may be granted at an option price not less than 85% of the fair market value of the shares on the date of grant. Options granted under these plans expire five years from the date of grant. Vesting occurs at 50% upon issuance of an option, and the remaining portion is vested at 25% in each of the following two years. In 1996, the Company adopted a Director's Plan which granted 30,000 options with immediate vesting six months after the grant date.

A summary of the status of the Company's stock option plans at December 31, 1996 and 1995, is as follows:

                                            1996                  1995
                                    -------------------------------------------
                                            Weighted Avg.         Weighted Avg.
                                     Shares   Ex. Price    Shares   Ex. Price
                                    --------------------------------------------
  Options outstanding, beginning
    of year..........................430,141    $ 1.74     745,442    $ 1.76
  Options granted....................276,000      2.47     125,000      2.50
  Options exercised..................(76,750)     1.11    (309,651)     1.93
  Options canceled or expired........ (4,000)     1.44    (130,650)     2.08
                                     --------             ---------
  Options outstanding, end of year...625,391      2.14     430,141      1.74
                                     ========             =========
  Options exercisable................441,141      1.98     333,766      1.59

The Company accounts for these plans in accordance with APB Opinion No. 25 and the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), and accordingly no compensation cost has been recognized since the option price approximated fair value. If compensation cost had been recognized in accordance with the provisions of SFAS 123, the Company's net income (loss) and earnings (loss) per share would have been as follows:

                                         1996      1995
                                       -------------------
      Net income (loss):
         As reported.................  $ 3,164   $ (6,976)
         Pro forma...................    2,899     (6,994)
      Earnings (loss) per share:
         As reported.................  $  0.09  $   (0.39)
         Pro forma...................     0.07      (0.39)

The method of accounting set forth in SFAS 123 has only been applied to options granted after January 1, 1995, and therefore the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Of the 625,391 options outstanding at December 31, 1996, 224,391 have exercise prices between $1.00 and $1.875 with a weighted average exercise price of $1.54, a weighted average remaining contractual life of 2.0 years and all are currently exercisable. 125,000 options have an exercise price of $2.50 with a remaining contractual life of 3.8 years and 93,750 are currently exercisable. 246,000 options have exercise prices between $2.375 and $3.3125 with a weighted average exercise price of $2.38, a weighted average remaining contractual life of 4.2 years and 123,000 are currently exercisable. The remaining 30,000 options have an exercise price of $3.25 with a remaining contractual life of 4.8 years, and none are currently exercisable.

The weighted average fair value of options granted estimated on the date of grant using the Black-Scholes option pricing model is $1.11 and $1.25 for grants in 1996 and 1995 respectively, based on expected dividend yields of zero; expected lives of 5 years; risk free interest rates of 6.13% and 5.79%; and expected volatility of 39.80% and 48.75%, for the years ended Decmeber 31, 1996 and 1995, respectively.

401(k) Plan
The Company initiated an employees' savings plan under Section 401(k) of the Internal Revenue Code in May of 1995. The plan covers substantially all the Company's employees, except employees of American Southern. The Company previously had a profit sharing plan for its employees which was subsequently amended and restated for 401(k) provisions. Under the plan, employees generally may elect to contribute up to 16% of their compensation to the plan. The Company makes a matching contribution to each employee in an amount equal to 50% of the first 6% of such contributions. The Company's matching contribution to the plan has been funded by reissuance of the Company's treasury stock and was approximately $102 and $72 in 1996 and 1995, respectively.

Defined Benefit Pension Plans
The Company has two defined benefit pension plans covering the employees of American Southern. The Company's general funding policy is to contribute annually the maximum amount that can be deducted for income tax purposes.

Net periodic pension cost for American Southern's qualified and non-qualified defined benefit plans for the year ended December 31, 1996 included the following components:

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996, 1195 AND 1994 (Dollars in Thousands, Except Per Share Data)

NOTE 10.  EMPLOYEE BENEFIT PLANS (CONTINUED)


      Service costs                   $     103
      Interest costs                        204
      Actual return on plan assets         (185)
      Net amortization and deferral          14
      -------------------------------------------
                                      $     136
      ===========================================

The following assumptions were used to measure the projected benefit obligation for the benefit plans at December 31, 1996 and 1995:

                                                        1996         1995
--------------------------------------------------------------------------------
      Discount rate to determine the
        projected benefit obligation................    7.75%        7.25%
      Expected long-term rate of return on plan
        assets used to determine net periodic
        pension cost................................    8.00%        8.00%

The following table sets forth the benefit plans' funded status at December 31, 1996 and 1995:

                                                            1996          1995
--------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
    Vested benefit obligation.......................     $  1,862     $  1,467
    Non-vested benefit obligation...................            7           26
--------------------------------------------------------------------------------
  Accumulated benefit obligation....................        1,869        1,493
  Effect of projected future compensation levels....          901          611
--------------------------------------------------------------------------------
  Projected benefit obligation......................        2,770        2,104
  Plan assets at fair value.........................        2,371        2,343
--------------------------------------------------------------------------------
  Projected benefit obligation in excess of
    (less than) plan assets.........................          399         (239)
  Unrecognized net loss.............................          272         (416)
  Unrecognized net transition obligation and prior
   service costs....................................           (9)         457
--------------------------------------------------------------------------------
  Accrued (prepaid) pension cost....................     $    118     $   (198)
================================================================================

NOTE 11.  PREFERRED STOCK

Annual dividends on the Series A Convertible Preferred Stock ("Series A Preferred Stock") are $10.50 per share and are cumulative. The Series A Preferred Stock is convertible into approximately 752,000 shares of the Company's common stock at a conversion price of $3.99 per share and is redeemable at the Company's option at declining premiums until March 15, 1997, and thereafter at $100 per share, plus unpaid dividends.

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

NOTE 12.  STATUTORY REPORTING

The assets, liabilities and results of operations have been reported on the basis of GAAP, which varies from statutory accounting practices ("SAP") prescribed or permitted by insurance regulatory authorities. The principal differences between SAP and GAAP are that under SAP: (i) certain assets that are nonadmitted assets are eliminated from the balance sheet; (ii) acquisition costs for policies are expensed as incurred, while they are deferred and amortized over the estimated life of the policies under GAAP; (iii) no provision is made for deferred income taxes; (iv) the timing of establishing certain reserves is different than under GAAP; (v) certain notes are considered surplus rather than debt; (vi) valuation allowances are established against investments; and (vii) goodwill is limited to 10% of an insurer's surplus, subject to a ten year amortization period.

The amount of statutory net income and surplus (shareholders' equity) for the insurance subsidiaries for the years ended December 31 were as follows:

                                               1996        1995        1994
--------------------------------------------------------------------------------
Life and Health............................  $ 1,315     $ 3,021     $ 2,643
Property and Casualty......................    7,567       1,466(1)    5,091(1)
--------------------------------------------------------------------------------
  Net income...............................   $8,882     $ 4,487     $ 7,734
================================================================================
Life and Health............................   $25,792    $24,724     $19,858
Property and Casualty......................    42,416     38,995       9,663(1)
--------------------------------------------------------------------------------
  Surplus..................................   $68,208    $63,719     $29,521
================================================================================

(1) Excludes American Southern which was acquired effective December 31, 1995.

Under the Insurance Code of the State of Georgia, dividend payments to the Company by its insurance subsidiaries have certain limitations without the prior approval of the Insurance Commissioner. In 1996, dividend payments by the insurance companies in excess of $7,500 would have required prior approval. The Company received dividends of $6,850 and $2,684 in 1996 and 1995, respectively, from its insurance subsidiaries. Approval from the Insurance Commissioner was required for $2,250 of the 1996 dividend paid by Atlantic American Life due to the accumulated statutory deficit. No dividends were paid in 1994. As of December 31, 1996 and 1995, the Company's subsidiaries must individually maintain minimum statutory capital and surplus of $3,000. In 1997, dividend payments by the insurance companies in excess of $10,100 would require prior approval.

For statutory purposes, in April of 1994, Georgia Casualty received permission from the Georgia Insurance Department to (1) close out its accumulated deficit in its unassigned funds account, (2) have the Company contribute its remaining $11,200 in surplus notes to capital, and (3) in the future to pay up to the maximum dividends allowed under the applicable regulations. This transaction in effect was a statutory recapitalization of the casualty subsidiary.

NOTE 13.  RELATED PARTY AND OTHER TRANSACTIONS

In the normal course of business, and in management's opinion, at terms comparable to those available from unrelated parties, the Company has engaged in transactions with its Chairman and his affiliates. These transactions include leasing of office space, investing and financing. A brief description of each of these is discussed below.

The Company leases approximately 54,637 square feet of office and covered garage space from an affiliated company. In the years ended December 31, 1996, 1995 and 1994, the Company paid $957, $960, and $1,044, respectively, under the lease.

A majority of the financing of the Company has historically been through affiliates of the Company or its Chairman, in the form of debt and the Series A Preferred Stock. Effective December 31, 1995, the Company issued 134,000 shares of Series B Preferred Stock in exchange for cancellation of approximately $13,400 in outstanding debt to the Company's Chairman and certain of his affiliates (see Note 11).

The Company has mortgage loans to finance properties owned by its discontinued furniture subsidiary. At December 31, 1996 and 1995, the balance of mortgage loans owed to various of the Company's insurance subsidiaries was $6,391 and $6,400, respectively. For 1996, 1995 and 1994, interest on the mortgage loans totaled $688, $730, and $650, respectively.

Certain members of management are on the Board of Directors of Bull Run Corporation and Gray Communications Systems, Inc. At both December 31, 1996 and 1995, the Company owned 600,000 common shares of Bull Run Corporation and 236,040 common shares of Gray Communications Systems, Inc.

On April 8, 1996, the Company completed the sale of its 88% interest in Leath Furniture, LLC (f/k/a Leath Furniture, Inc.) to Gulf Capital Services, Ltd., in exchange for $5,300. Gulf Capital is controlled by certain affiliates of the Company.

Delta Life Insurance Company purchases credit life insurance policies with face amounts greater than $50 from Atlantic American Life Insurance. Atlantic American Life receives premiums for these policies from Delta Life and pays benefits directly to policyholders. At December 31, 1996 1995, the face amount of these policies was $416 and $310, respectively and the reserve balance was $9 and $7, respectively.

NOTE 14.  SEGMENT INFORMATION

The following summary sets forth the Company's business segments by revenue, income (loss) before income tax provision (benefit), discontinued operations, and extraordinary gain and assets. The Company, after discontinuation of its furniture segment, operates in three segments: Property and Casualty Insurance, Life Insurance, and Accident and Health Insurance.


                                     Property               Accident                                Adjustments
                                       and                    and       Discontinued                    and
                                     Casualty      Life      Health      Operations      Other      Eliminations      Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Revenue
   1996..............................$ 67,468     $ 14,450  $ 16,972      $     -      $    144      $      37           $ 99,071
   1995..............................  21,532(1)    12,435    18,508            -             2           (807)            51,670
   1994..............................  17,808(1)    11,225    20,745            -             2           (581)            49,199

Income (loss) before
  income tax provision (benefit),
  discontinued operations,
  and extraordinary gain
   1996..............................   8,834        2,012       431            -        (3,588)           126              7,815
   1995..............................   2,353(1)     2,033     1,025            -        (2,419)            92              3,084
   1994..............................   5,880(1)     1,199     1,100            -        (1,783)           121              6,517

Assets
   1996.............................. 160,502       74,798    15,884            -         1,810             -             252,994
   1995.............................. 150,505       71,532    19,603            -         3,854             -             245,494
   1994..............................  53,462(1)    61,703    22,339         8,019        3,217             -             148,740

(1) Excludes American Southern which was acquired effective December 31, 1995.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996, 1195 AND 1994 (Dollars in Thousands, Except Per Share Data)

NOTE 15.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth a summary of the quarterly unaudited results of operations for the two years ended December 31, 1996 and 1995:

                                                            1996                                         1995 (1)
------------------------------------------------------------------------------------------------------------------------------------
                                           First      Second      Third      Fourth      First      Second      Third      Fourth
                                          Quarter     Quarter    Quarter     Quarter    Quarter     Quarter    Quarter    Quarter
------------------------------------------------------------------------------------------------------------------------------------
Revenue.................................$ 24,773    $ 24,414   $ 25,681    $ 24,203   $ 11,911    $ 12,772   $ 13,588   $ 13,399
Income:
  Income before income tax (provision)
    benefit, net........................$  1,977    $  1,849   $  2,169    $  1,820   $    228    $    723   $  1,207   $    926
  Income tax (provision) benefit, net...      -          (59)      (101)        (44)        (9)         -          -          43
------------------------------------------------------------------------------------------------------------------------------------
  Continuing operations.................   1,977       1,790      2,068       1,776        219         723      1,207        969
  Discontinued operations...............      -       (4,447)        -           -         225      (3,205)    (1,404)    (5,710)(2)
------------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)...................$  1,977    $ (2,657)  $. 2,068    $  1,776   $    444    $ (2,482)  $   (197)  $ (4,741)
====================================================================================================================================
Per common share data:
  Continuing operations.................$    .08    $    .08   $    .09    $   .07    $   .01     $    .03   $    .06   $    .05
  Discontinued operations...............      -         (.24)        -          -         .01         (.17)      (.07)      (.30)
------------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)....................$    .08    $   (.16)  $   .09     $   .07    $   .02    $    (.14)  $   (.01)  $   (.25)
====================================================================================================================================

(1)Excludes American Southern which was acquired effective December 31, 1995.
(2)Includes provision for discontinued operations of $3,438 (see Note 8).

NOTE 16.  DISCLOSURES ABOUT FAIR VALUE FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts which the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                          1996                   1995
--------------------------------------------------------------------------------
                                     Carrying   Estimated   Carrying  Estimated
                                      Amount    Fair Value   Amount   Fair Value
--------------------------------------------------------------------------------
Assets:
  Cash and short-term investments....$45,499     $45,499     $15,069    $15,069
  Bonds.............................. 91,310      91,310     113,313    113,313
  Common and preferred stocks........ 37,762      37,762      42,116     42,116
  Mortgage loans.....................  6,812       7,732       6,952      7,291
  Insurance premiums receivable...... 13,485      13,485      11,878     11,878
Liabilities:
  Debt - affiliated..................  1,058         952       6,358      6,490
       - non-affiliated.............. 34,553      34,097      38,563     37,877
  Accounts payable and accrued
    liabilities......................  9,049       9,049       8,010      8,010


The fair value estimates as of December 31, 1996 and 1995 are based on pertinent information available to management as of the respective dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, current estimates of fair value may differ significantly from amounts that might ultimately be realized.

The following describes the methods and assumptions used by the Company in estimating fair values:

  Cash, Short-term Investments, Insurance Premiums Receivable, Payable, Accounts Payable, and Accrued Liabilities

    The carrying amount approximates fair value.

  Bonds, Common and Preferred Stocks

    The carrying amount is determined in accordance with methods prescribed by the National Association of Insurance Commissioners ("NAIC"), which do not differ materially from nationally quoted market prices. The fair value of certain municipal bonds is assumed to be equal to amortized cost where market quotations exist.

  Mortgage Loans

    The fair values are estimated based on quoted market prices for those or similar investments.

  Debt Payable

    The fair value is estimated based on the quoted market prices for the same similar issues or on the current rates offered for debt having the same or similar returns and remaining maturities.

NOTE 17.  SUBSEQUENT EVENT

Effective January 1, 1997 the Company's two life and health insurance companies, Bankers Fidelity Life Insurance Company and Atlantic American Life Insurance Company, were consolidated in a merger, with Bankers Fidelity Life Insurance Company being the surviving corporation.

                       Management's Discussion and Analysis of
                    Financial Condition and Results of Operations

Management's discussion of financial condition and results of operations for the three years ended December 31, 1996, 1995, and 1994 analyzes the results of operations, consolidated financial condition, liquidity and capital resources of Atlantic American Corporation (the "Company" or "Parent Company") and consolidated subsidiaries American Southern Insurance Company ("American Southern"), Atlantic American Life Insurance Company and Bankers Fidelity Life Insurance Company (collectively the "Life and Health Division") and Georgia Casualty & Surety Company ("Georgia Casualty" and together with American Southern, the "Casualty Division"). Effective January 1, 1997, Atlantic American Life Insurance Company was merged into Bankers Fidelity Life Insurance Company (see Note 17 of the Notes to Consolidated Financial Statements). The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

OVERVIEW

Atlantic American Corporation's net income for 1996 was $3.2 million ($.09 per share), compared to a net loss of $7.0 million ($.39 per share), in 1995, and net income of $9.4 million ($.49 per share), in 1994. The increase in earnings in 1996 was attributable to the insurance operations which had net income of $7.6 million compared to $3.1 million in 1995 and $8.1 million in 1994, primarily due to the inclusion of American Southern's 1996 earnings ($4.3 million). 1994 earnings included recognition of redundant reserves of $4.9 million following the settlement of a significant portion of the insurance segment's workers' compensation insurance liabilities.

ACQUISITION

On December 31, 1995, the Company acquired American Southern for an aggregate of $34.0 million. American Southern, a highly rated property and casualty insurance company which specializes in state and municipality automobile insurance, was acquired to complement the Company's position as a niche insurance holding company. American Southern's balance sheet has been consolidated in the Company's December 31, 1996 and 1995 balance sheets, while results of operations and cash flows are not reflected until 1996 (see Note 7 of the Notes to Consolidated Financial Statements).

DISCONTINUED OPERATIONS

In early 1996, the Company announced its intent to sell its furniture operations. The furniture division, which consisted of Leath Furniture, Inc. ("Leath") and its subsidiaries, Modernage Furniture, Inc. and Jefferson Home Furniture Company, Inc., suffered severe losses in light of an industry wide downturn. Management anticipated continued losses in the future and, therefore, decided to exit the retail furniture business and concentrate on its core insurance businesses (see Note 8 of the Notes to Consolidated Financial Statements). The Company completed the sale of its approximately 88% interest in Leath on April 8, 1996, to Gulf Capital Services, Ltd., a related party (see
Note 13 of the Notes to Consolidated Financial Statements).

Leath's operating losses for 1995 totaled $6.7 million, compared to earnings of $1.1 million in 1994. The Company recorded an additional charge to earnings of $3.4 million in 1995 for estimated losses to be incurred prior to disposition, bringing the total loss from discontinued operations in 1995 to $10.1 million. The losses anticipated prior to disposition were inadequate, and the Company incurred an additional loss from discontinued operations of $4.4 million in 1996. Previously separated intersegment revenues attributable to mortgage loans from the insurance companies to Leath have been included in investment income of the continuing operations of the insurance segment.

RESULTS OF CONTINUING OPERATIONS

Revenue

The Company markets insurance through various distribution channels. The following table summarizes the insurance premiums during each of the three years ended December 31, 1996, 1995, and 1994 by company and line of business. American Southern is included only for 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


                         Insurance Premium by Company by Line
                                    (in thousands)


                                           Year Ended December 31,
--------------------------------------------------------------------------------
                                 1996               1995               1994
--------------------------------------------------------------------------------
                           Amount   % of      Amount   % of      Amount   % of
                                    Total              Total              Total
--------------------------------------------------------------------------------
Life and Health Companies:
  Ordinary Life           $ 8,937   10.39%   $ 7,037   16.22%   $ 6,716   16.11%
  Mass Market Life          1,303    1.51%     1,260    2.91%     1,395    3.35%
-------------------------------------------------------------------------------
    Total Life             10,240   11.90%     8,297   19.13%     8,111   19.46%
-------------------------------------------------------------------------------
  Medicare Supplement      11,560   13.44%    11,882   27.39%    13,347   32.01%
  Convalescent Care/
    Short-Term Care           955    1.11%     1,191    2.75%     1,385    3.32%
  Medical Surgical            160    0.19%       211    0.49%       289    0.69%
  Cancer                    1,982    2.30%     2,221    5.12%     2,457    5.89%
  Hospital Indemnity          282    0.33%       337    0.77%       414    0.99%
  Accident Expense            677    0.79%       790    1.82%       892    2.14%
  Disability                  122    0.14%       142    0.33%       155    0.37%
--------------------------------------------------------------------------------
    Total Accident
      and Health           15,738   18.30%    16,774   38.67%    18,939   45.41%
--------------------------------------------------------------------------------
      Total Life and
        Health Companies   25,978   30.20%    25,071   57.80%    27,050   64.87%
--------------------------------------------------------------------------------
Georgia Casualty:
  Workers' Compensation    13,826   16.07%    14,954   34.48%    11,958   28.68%
  Business Automobile       2,550    2.96%     1,436    3.31%     1,054    2.53%
  General Liability         1,152    1.34%     1,025    2.36%     1,065    2.55%
  Property                  1,269    1.48%       887    2.05%       574    1.38%
--------------------------------------------------------------------------------
      Total Georgia
        Casualty           18,797   21.85%    18,302   42.20%    14,651   35.13%
--------------------------------------------------------------------------------
American Southern:
  Automobile Physical
    Damage                  4,865    5.66%
  Automobile Liability     30,889   35.91%
  General Liability         1,947    2.26%
  Property                  3,461    4.02%
  Surety                       88    0.10%
--------------------------------------------------------------------------------
      Total American
        Southern           41,250   47.95%
--------------------------------------------------------------------------------

Total Consolidated        $86,025  100.00%   $43,373  100.00%   $41,701  100.00%
================================================================================

Premium revenues increased 98% in 1996 to $86.0 million from $43.4 million in 1995 and $41.7 million in 1994. Inclusion of American Southern's earnings accounted for 96.7% of the increased premium revenue in 1996, or $41.3 million. Medicare supplement and workers' compensation have historically made up the majority of insurance premium revenue, while the addition of American Southern's automobile liability category made it the largest portion of 1996 premiums, representing 35.9% of total premiums. The Life and Health Division's premiums increased in 1996 by $907,000, after decreasing by $2.0 million in 1995 and $1.1 million in 1994. The main reason for the increase was a $1.9 million increase in ordinary life premiums in 1996, combined with an accident and health premiums decrease of only $1.0 million in 1996. Accident and health premiums improved principally because Medicare supplement decreased only $322,000 in 1996 compared to $1.5 million in 1995. This was caused mainly by the introduction of a new Medicare supplement product with lower commissions and preferred underwriting classification. For the first time since 1986, annualized premiums for the Life and Health Division increased from the preceding year to $26.7 million for 1996, compared to $26.3 million for 1995 and $28.7 million for 1994. Georgia Casualty's premiums increased in 1996 to $18.8 million from $18.3 million in 1995 and $14.7 million in 1994. increases occurred in all lines for Georgia Casualty in 1996 except workers' compensation, which declined to $13.8 million from $15.0 million in 1995 and increased from $12.0 million in 1994. The decline from 1995 was due to a decrease of $1.6 million in net earned premiums from direct-assignment workers' compensation policies, over which Georgia Casualty has no control.

Investment income increased to $11.5 million in 1996 while it remained constant at $6.6 million for 1995 and 1994. The inclusion of American Southern for the first time in 1996 accounted for $4.3 million of the total increase. Management has continued to focus on increasing the Company's investments in short and medium maturity bonds and government backed securities. The carrying value of funds available for investment (which include cash, short-term investments, bonds, and common and preferred stocks) at December 31, 1996, increased approximately $4.8 million from 1995, primarily due to cash provided by operations of $8.4 million.

Realized investment gains were $1.6 million for 1996, compared to $1.7 million for 1995 and $870,000 for 1994. The changes in realized investment gains for these periods were primarily the result of adjustments made in the investment portfolio to increase the yield on invested assets.

Benefits and Expenses

Total insurance benefits and losses increased to $54.3 million in 1996 from $24.7 million in 1995 and $22.0 million in 1994. An increase of $27.9 million in 1996 was attributed to the Casualty Division, and $1.7 million was attributed to the Life and Health Division. The Casualty Division's increase is due to inclusion of American Southern's benefits and losses, accounting for $28.6 million of the increase, offset by a decrease in Georgia Casualty's benefits and losses of $698,000. The Life and Health Division's 1996 increase is mainly caused by an increase in reserves and claims resulting from increased life premiums, whereas 1995 reflected a decrease in reserves due to the elimination of a block of life insurance business sold through funeral homes.

As a percentage of premium revenue, insurance benefits and losses increased to 63.1% in 1996 from 56.9% in 1995 and 52.6% in 1994. The Life and Health Division's percentages increased to 54.0% in 1996 from 49.1% in 1995 and decreased from 57.1% in 1994. Georgia Casualty's percentages decreased to 62.0% in 1996 from 67.5% in 1995 and 77.2% in 1994. American Southern's percentage was 69.3% in its first year of operations as a subsidiary of the Company.

Commission and underwriting expenses increased to $27.0 million in 1996 from $15.2 million in 1995 and $13.3 million in 1994. The inclusion of American Southern accounted for $10.3 million of the $11.7 million increase in 1996. As a percentage of premium revenue, commission and underwriting expenses decreased to 31.3% in 1996 from 35.2% in 1995 and 32.0% in 1994. The Company had a net deferral of deferred acquisition costs of $280,000 in 1996 compared to a net amortization of deferred acquisition costs in 1995 of $736,000 and $113,000 in 1994. The net deferral of acquisition costs in 1996 was due to increased life sales, which have high first year commissions. The increase in the amortization of deferred acquisition costs in 1995 was due mainly to the elimination of the block of funeral home business. Underwriting expenses increased to $13.4 million in 1996 from $7.8 million in 1995 and $7.0 million in 1994. The increase in 1996 underwriting expense was primarily attributable to $4.3 million from newly acquired American Southern. Commissions have risen in the past three years from $6.4 million in 1994 and $6.7 million in 1995 to $13.8 million in 1996 due to the increased premiums in the Casualty Division, increased life insurance sales, and the acquisition of American Southern ($6.0 million of the 1996 increase in commissions).

Interest expense increased to $3.3 million in 1996 from $2.5 million in 1995 and $2.0 million in 1994. The increase in 1996 was due to the financing of the American Southern acquisition. Other expense increased by $534,000 in 1996 to $6.7 million, and by $786,000 in 1995 to $6.2 million from $5.4 million in 1994. The primary cause of the increase in other expense in 1996 was due to increased expenses of the Parent Company, primarily due to legal expenses. The increase in 1995 other expense was due in part to an increase of $248,000 in the expenses related to claims of the Company's self-insured employee group medical plan.

The Company's net tax provision of $204,000 in 1996 was for alternative minimum taxes, while the tax benefit in 1995 consisted of $9,000 of alternative minimum taxes offset by a benefit of $43,000 from overpayments of alternative taxes in the prior year. The Company's tax benefit in 1994 was $1.6 million, consisting primarily of the Company's reduction of its deferred tax balance in the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


insurance division by $350,000 upon settlement of a tax case with the IRS regarding tax years 1983 and 1984 and by $650,000 upon expiration of a time limitation with respect to another potential tax liability.

LIQUIDITY AND CAPITAL RESOURCES

The major cash needs of the Company are for the payment of claims and expenses as they come due and maintaining adequate statutory capital and surplus to satisfy state regulatory requirements. The Company's primary sources of cash are written premiums and investment income. Cash payments consist of current claim payments to insureds and operating expenses such as salaries, employee benefits, commissions, taxes, and shareholder dividends, when earnings warrant such payment. By statute, the state regulatory authorities establish minimum liquidity standards primarily to protect policyholders.

The Company's insurance subsidiaries reported a combined statutory profit of $8.9 million in 1996 compared to $4.5 million in 1995 and $7.7 million in 1994. The 1996 statutory results were due to a profit of $5.6 million from American Southern, $2.0 million from Georgia Casualty, and $1.3 million from the Life and Health Division. The 1995 statutory results were due to a profit of $1.5 million from Georgia Casualty and a profit of $3.0 million in the Life and Health Division. The 1994 statutory results were comprised of a profit of $5.1 million in the Casualty Division (which includes the $4.9 million redundancy realized on the settlement of the workers' compensation liability previously discussed) and a profit of $2.6 million in the Life and Health Division.

Statutory results differ from the generally accepted accounting principles ("GAAP") results of operations for the Casualty Division due to the deferral of acquisition costs and interest expense on surplus notes being a direct charge to surplus and not an income statement item. The Life and Health Division's statutory results differ from GAAP primarily due to deferral of acquisition costs and different reserve methods. Management attempts to keep the maximum premium to surplus ratio at three to one for Georgia Casualty. As of December 31, 1996, Georgia Casualty had annualized premiums of $18.8 million and surplus of $13.6 million. Georgia Casualty's statutory surplus is no longer a concern since it has more than adequate statutory surplus due to a statutory recapitalization completed in the second quarter of 1994. In conjunction with the recapitalization, Georgia Casualty no longer pays the Company interest on the surplus notes that were subsequently converted to equity. The Company received dividends of $1.0 million in 1996 and $2.0 million in 1995 from Georgia Casualty.

On April 1, 1996, the Company completed a merger transaction pursuant to which the Company acquired the remaining publicly-held interest in Bankers Fidelity that the Company did not own. As a result of the merger, the Company owns 100% of the equity of Bankers Fidelity, and the public shareholders of Bankers Fidelity received $6.25 in cash per share, for an aggregate payout of approximately $1.3 million. The source of funds for the payment of the merger consideration, together with an estimated $225,000 in related expenses, was Bankers Fidelity's surplus account.

On November 26, 1996, the Company acquired the remaining publicly-held interest in Georgia Casualty. The transaction was completed through the merger of a newly formed wholly-owned subsidiary of the Company into Georgia Casualty, with Georgia Casualty being the surviving corporation in the merger. As a result of the transaction, the Company owns 100% of the equity of Georgia Casualty, and the remaining public shareholders of Georgia Casualty received $9.00 in cash per share, for an aggregate payout of approximately $20,000.

In connection with the acquisition of American Southern on December 31, 1995, the Company entered into a Credit Agreement with Wachovia Bank of Georgia, N.A. The Credit Agreement provides for aggregate borrowings of approximately $34.0 million, of which $22.6 million was immediately drawn on December 31, 1995, to finance the cash portion of the purchase price. The remaining amount was borrowed  on  October  11,  1996 to  finance  the $11.4  million  balance of the purchase price due on that date. At December 31, 1996, the Company had outstanding borrowings under the Credit Agreement of $30.0 million, of which approximately $4.0 million will become due and payable during 1997. The Company intends to repay its obligations under the Credit Agreement using dividend payments received from its subsidiaries and through receipts from its tax-sharing agreement.

In connection with entering into the Credit Agreement, the Company converted, effective December 31, 1995, approximately $13.4 million in outstanding debt to affiliates into a new series of preferred stock, which accrues dividends at 9% per year. The Company did not pay the cumulative dividends on this preferred stock during 1996, nor does it intend to pay such dividends in 1997. At December 31, 1996, the Company had accrued but not paid dividends on its Series B preferred stock totaling $1.2 million.

The Company provides certain administrative and other services to each of its insurance subsidiaries. The amounts charged to and paid by the subsidiaries remained constant at $5.6 million in 1996 and 1995, but increased approximately $140,000 from 1994. In addition, the Company has a formal tax-sharing agreement between the Company and its insurance subsidiaries, to which American Southern was added in 1996. A net total of $3.4 million and $1.4 million were paid to the Company under the tax-sharing agreement in 1996 and 1995, respectively. It is anticipated that this agreement will provide the Company with additional funds from profitable subsidiaries due to the subsidiaries' use of the Company's tax loss carryforwards which totaled approximately $51 million at December 31, 1996. Approximately 93% of the investment assets of the insurance subsidiaries, including American Southern, are in marketable securities that can be converted into cash, if required; however, use of such assets by the Company is limited by state insurance regulations. Dividend payments to the Company by its insurance subsidiaries are limited to the accumulated statutory earnings of the individual insurance subsidiaries. At December 31, 1996, Georgia Casualty had $8.5 million of accumulated statutory earnings, Bankers Fidelity Life had $7.0 million of accumulated statutory earnings, Atlantic American Life had $1.4 million of accumulated statutory deficit, and American Southern had $18.4 million of accumulated statutory earnings. The Company believes that the fees and charges it receives from its subsidiaries and, if needed, borrowings from banks and affiliates of the Company will enable the Company to meet its liquidity requirements for the foreseeable future. The Company anticipates that the funds to be used to retire the $5.6 million in outstanding principal amount of the Company's 8% convertible subordinated notes due May 15, 1997, will come from internal funds and bank financing. Management is not aware of any current recommendations by regulatory authorities which, if implemented, would have a material adverse effect on the Company's liquidity, capital resources or operations.

Net cash provided by operating activities totaled $8.4 million in 1996, compared to $3.2 million in 1995 and net cash used of $9.8 million in 1994. The Company incurred a total of $1.6 million in 1996 and $1.1 million in 1995 for additions to property and equipment, which mainly represent leasehold improvements and additions to the new computer system. Cash and short-term investments attributable to continuing operations increased from $4.0 million at December 31, 1994, to $15.1 million at December 31, 1995, due to the $3.2 million of cash provided by operations, net investment proceeds of $5.1 million, and the acquisition of American Southern's cash balance of $5.5 million at December 31, 1995. Cash and short-term investments increased to $45.5 million in 1996, an increase of $30.4 million due primarily to the sale of American Southern's tax free investments and reinvestment of the proceeds in short-term investments. This shift of American Southern's investments from long-term to short-term also accounts for the decrease in total investments (excluding short-term investments) to $142.5 million at December 31, 1996. Total investments (excluding short-term investments) increased to $168.1 million at December 31, 1995, from $96.4 million at December 31, 1994, due primarily to the purchase of American Southern.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


DEFERRED TAXES

At December 31, 1996, the Company had a net cumulative deferred tax asset of zero. The net cumulative deferred tax asset consists of $26.0 million of deferred tax assets, offset by $9.8 million of deferred tax liabilities, and a $16.2 million valuation allowance. SFAS No. 109 requires that a valuation allowance be recorded against tax assets which are not likely to be realized. The Company's carryforwards expire at specific future dates and utilization of certain carryforwards is limited to specific amounts each year. However, due to the uncertain nature of their ultimate realization based upon past performance and expiration dates, the Company has established a full valuation allowance against these carryforward benefits and recognizes the benefits only as reassessment demonstrates they are realizable. The Company's ability to generate taxable income from operations is dependent upon various factors, many of which are beyond management's control. Accordingly, there can be no assurance that the Company will generate future taxable income based on historical performance. Therefore, the realization of the deferred tax assets will be assessed periodically based on the Company's current and anticipated results of operations.

IMPACT OF INFLATION

Insurance premiums are established before the amount of losses and loss adjustment expenses, or the extent to which inflation may affect such losses and expenses, are known. Consequently, the insurance segment attempts, in establishing its premiums, to anticipate the potential impact of inflation. For competitive reasons, however, premiums cannot be increased to anticipate inflation, in which event the Company's inflation costs would be absorbed. Inflation also affects the rate of investment return on the Company's investment portfolio with a corresponding effect on investment income.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of
Atlantic American Corporation:

We have audited the accompanying consolidated balance sheets of Atlantic American Corporation (a Georgia corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1995 consolidated balance sheet of American Southern Insurance Company, which reflects total assets of 38% of the consolidated 1995 assets. That balance sheet was audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the 1995 amounts included for that entity, is based solely on the report of the other auditors.

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

In our opinion, based on the audits and the report of other auditors, the financial statements (pages 8 through 32) referred to above present fairly, in all material respects, the financial position of Atlantic American Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                 ARTHUR ANDERSEN LLP

Atlanta, Georgia
March 14, 1997

                                    SUBSIDIARIES

                       Bankers Fidelity Life Insurance Company
                                  J. MACK ROBINSON
                                      Chairman
                                    EUGENE CHOATE
                                      President
                                HILTON H. HOWELL, JR.
                              Executive Vice President
                                   JOHN W. HANCOCK
                         Senior Vice President and Treasurer
                                 ANTHONY D. CHAPMAN
             Vice President and Chief Marketing Officer, Agency Division
                                   ROBERT E. OREAN
                             Vice President and Actuary
                                   SHARON A. BUSCH
                              Assistant Vice President
                                  PATRICIA F. MAYNE
                                 Assistant Treasurer
                                    JANIE L. RYAN
                                 Assistant Secretary
                                   GAIL T. ARNOLD
                                 Assistant Secretary
                          Georgia Casualty & Surety Company
                                  J. MACK ROBINSON
                               Chairman and President
                                HILTON H. HOWELL, JR.
                              Executive Vice President
                                    LINDA S. COOK
                       Vice President, Secretary and Treasurer
                                 GEORGE G. CLEMENTS
                               Vice President, Claims
                                   SANDRA W. DOAR
                            Vice President, Underwriting
                                    JACK R. BAKER
                              Assistant Vice President
                                    JANIE L. RYAN
                                 Assistant Secretary
                         American Southern Insurance Company
                          American Safety Insurance Company
                                ROY S. THOMPSON, JR.
                                      Chairman
                                   CALVIN L. WALL
                      Vice Chairman and Chief Executive Officer
                                  SCOTT G. THOMPSON
                        President and Chief Financial Officer
                                  THOMAS J. WHITTY
                            Senior Vice President, Claims
                                   DAVID I. WEEKS
                               General Vice President
                                   WANDA J. HULSEY
                            Vice President, Underwriting
                                  BRIAN G. HAURYLAK
                                   Vice President
                                    JOHN R. HUOT
                                   Vice President
                                   GLENDA N. BATES
                                      Treasurer
                                   GAIL A. PARSONS
                            Secretary and Vice President
                                  FRANK J. CICCONE
                                   Vice President
                                ERNEST E. GRANT, JR.
                                   Vice President
                                  WILLIAM E. LYNCH
                                   Vice President
                                    BRIAN C. MOSS
                                   Vice President
                                 MICHAEL D. WINSTON
                                   Vice President
                                   TERESA P. GANN
                                 Assistant Secretary


MARKET INFORMATION (UNAUDITED)

The common stock of the Company is traded in the over-the-counter market and is quoted on the NASDAQ National Market under the symbol "AAME". As of December 31, 1996, the Company had approximately 6,536 stockholders, including beneficial owners holding shares in nominee or "street" name. The following tables show for the periods indicated the range of the reported high and low prices of the common stock on the NASDAQ National Market and the closing price of the stock and percent of change at December 31. No common stock dividends have been paid since 1988.

                                     1996                      1995
--------------------------------------------------------------------------------
                                High        Low           High       Low
--------------------------------------------------------------------------------
First quarter................  $3 1/4     $2 1/8        $2 3/4     $2
Second quarter...............   4          2 3/4         2 1/2      2
Third quarter................   3 5/8      3             2 7/8      1 7/8
Fourth quarter...............   3 5/8      3             3          2 1/8


                                1996      1995      1994     1993     1992
--------------------------------------------------------------------------------
December 31, stock price
  close per share............  $3 1/16   $2 5/16   $2 1/4   $1 3/4   $1 5/8
Stock price percentage of
  change from prior year.....   +32.4%    +2.8%     +28.6%   +8%      +116%

Shareholder Information


Annual Meeting

Atlantic American's annual meeting of shareholders will be held on Tuesday, May 6, 1997, at 9:00 a.m. in the Peachtree Insurance Center, 4370 Peachtree Road, N.E., Atlanta, Georgia. Holders of common stock of record at the close of business on March 7, 1997, are entitled to vote at the meeting. A notice of meeting, proxy statement and proxy were mailed to shareholders with this annual report.

Independent Accountants
Arthur Andersen LLP
Atlanta, Georgia

Legal Counsel
Jones, Day, Reavis & Pogue
Atlanta, Georgia

Stock Exchange Listing
Symbol: AAME
Traded over-the-counter market
Quoted on the NASDAQ National
Market System

Transfer Agent and Registrar
Atlantic American Corporation
Attn:  Janie L. Ryan, Corporate Secretary
P. O. Box 190720
Atlanta, Georgia 31119-0720
(800) 241-1439 or (404) 266-5532

Form 10-K and Other Information For investors and others seeking additional data regarding Atlantic American Corporation or copies of the Corporation's annual report to the Securities and Exchange Commission (Form 10-K), please contact Janie L. Ryan Corporate Secretary, (800) 241-1439 or (404) 266-5532.


Atlantic
American
Corporation

4370 Peachtree Road, N.E.
Atlanta, Georgia 30319-3000
Telephone:  404-266-5500
Telecopier: 404-266-5596
            404-266-5699