Form 10-K, Exhibit 13
period 1997-12-31
ATLANTIC AMERICAN CORP
filed 1998-03-31
CIK 8177

EXHIBIT 13.1

Corporate Profile

Atlantic American Corporation is an insurance holding company involved through its subsidiary companies in well-defined specialty markets of the life, health, property and casualty insurance industries.

SELECTED FINANCIAL DATA
(In Thousands, Except Per Share Data)
                                          Year Ended December 31,
--------------------------------------------------------------------------------
                                  1997      1996      1995      1994      1993
--------------------------------------------------------------------------------
Insurance premiums              $88,682  $ 86,025  $ 43,373  $ 41,701  $ 40,944
Investment income                11,457    11,457     6,566     6,628     6,048
Realized investment gains, net    1,076     1,589     1,731       870       744
--------------------------------------------------------------------------------
  Total revenue                 101,215    99,071    51,670    49,199    47,736
--------------------------------------------------------------------------------

Insurance benefits and
  losses incurred                61,018    54,281    24,689    21,955    25,364
Other expenses                   32,026    36,975    23,897    20,727    21,905
--------------------------------------------------------------------------------
  Total benefits and expenses    93,044    91,256    48,586    42,682    47,269
--------------------------------------------------------------------------------
                                  8,171     7,815     3,084     6,517       467
Income tax provision (benefit)      138       204       (34)   (1,632)     (989)
--------------------------------------------------------------------------------
  Income from continuing
    operations                    8,033     7,611     3,118     8,149     1,456
  (Loss) income from discontinued
    operations, net                  -     (4,447)  (10,094)    1,121     1,543
--------------------------------------------------------------------------------
  Income (loss) before extra-
    ordinary gain and cumulative
    effect of change in
    accounting principle for
    income taxes                  8,033     3,164    (6,976)    9,270     2,999
Extraordinary gain                   -         -         -        100       897
--------------------------------------------------------------------------------
  Income (loss) before cumulative
    effect of change in accounting
    principle, for income taxes   8,033     3,164    (6,976)    9,370     3,896
Cumulative effect of change
  in accounting principle,
  for income taxes                   -         -         -         -       (519)
    Net income (loss)          $  8,033  $  3,164  $ (6,976) $  9,370  $  3,377
================================================================================
Diluted net income (loss) per common share data:
    Continuing operations      $    .35  $    .32  $    .15  $    .43  $    .06
    Discontinued operations          -       (.23)     (.54)      .06       .09
    Extraordinary gain               -         -         -         -        .05
    Cumulative effect of change
      in accounting principle        -         -         -         -       (.03)
--------------------------------------------------------------------------------
      Net income (loss)        $    .35  $    .09  $   (.39) $    .49  $    .17
================================================================================
Diluted weighted average common
  shares outstanding             18,842    18,882    18,671    18,511    18,476
Book value per share           $   3.27  $   2.29  $   1.61  $   1.47  $   1.24
Common shares outstanding        18,907    18,684    18,679    18,414    18,399
Total assets                   $271,860  $252,994  $245,494  $148,740  $154,822
Total long-term debt           $ 27,600  $ 25,994   $31,569  $ 24,327  $ 21,827
Total shareholders' equity     $ 78,183  $ 59,136  $ 46,478  $ 30,022  $ 25,806

President's Message

To Our Shareholders:

     The past year was a successful and important one for our Company. Atlantic American completed two small but significant acquisitions, American Independent Life Insurance Company and SIA, Inc. These acquisitions, coupled with the continued solid performance of our existing insurance companies, produced a very exciting and rewarding 1997.

     The financial performance of the company was strong. Net income reported was $8.0 million, or $.35 per share, compared with net income from continuing operations of $7.6 million, or $.32 per share, in 1996 - representing a 5.5% and 9.4% increase, respectively. The Company's book value per share grew by an impressive 42.8% from $2.29 per share to $3.27 per share and total shareholders equity increased by 32.3% to $78.2 million from $59.1 million. Since 1991, the book value of Atlantic American has appreciated eight-fold. Equally important, during 1997 our total debt, which was primarily incurred to finance our acquisition of the American Southern Insurance Companies at year-end 1995, decreased from $35.6 million to $28.6 million, which represents a total debt to equity ratio of 36.6% at year-end 1997.

     Atlantic American's property and casualty operations, which represent approximately 70% of both our total revenue and net income, once again produced excellent results. The American Southern Companies renewed all of their important accounts during the year and were able to report a very successful year with continued healthy underwriting profits. The hallmark of American Southern's success continues to be the strength of its relationships with its producers and the unquestioned integrity of its senior management. The continued outstanding financial performance of American Southern proves that the old-fashioned values of hard work, shooting straight, and standing behind your word are still key to long-term success in our fast-paced modern world. Roy Thompson elected to become Chairman Emeritus of American Southern at the end of 1997. Fortunately, Roy will remain an active part of the Company and we will still be able to draw upon his talents despite the change in title. Calvin Wall assumed the title of Chairman and CEO, a promotion he richly deserves.

     Georgia  Casualty,  which  celebrates its 50th  anniversary  in 1998,  also produced a very good year. Despite keen pricing competition in most of its markets and lines of business, our sound underwriting discipline and professional claims handling produced profitable results in all lines of business, other than our discontinued short-haul trucking program in Mississippi. In the fourth quarter, Georgia Casualty expanded into the states of Florida, Tennessee, Louisiana, North Carolina and South Carolina. In 1998, we expect to see much growth from these new markets as we feel these neighboring states offer attractive markets for growth with little new overhead required. As Georgia Casualty embarks on its next 50 years, we will strive to continue to be a strong regional company which focuses on the people, products and industries it knows so well.

     SIA, Inc., which was acquired for shares of Atlantic American common stock in October, specializes in handling the workers' compensation claims of self-insured companies and public sector entities. The addition of SIA, Inc., which continues to be ably run by its founder, Andy Thompson, provides Atlantic American with an entry into alternative services in the insurance marketplace. It also complements the primary focus of Georgia Casualty, allowing it to enter a new line of business by providing stop-loss insurance to some of SIA, Inc.'s clients.

     Our life and health operations, augmented by the recent acquisition of American Independent, a Pennsylvania domiciled life insurance company, also produced an admirable year. The assimilation of the American Independent business into the Bankers Fidelity operation went very smoothly. We were able to integrate close to $6 million in annualized premium and over 9,000 policyholders into our operations without adding any new staff. In doing so, we have eliminated virtually all of American Independent's operating expenses and spread our own over a larger revenue base. Going forward, we expect this acquisition will add significantly to our earnings and will serve as a model for similar acquisitions by Atlantic American.

     In terms of our marketing success, our life insurance sales continued their climb as several new and refined life products were introduced. For the first time in many years, our supplemental health insurance premiums increased significantly as our new products won consumer acceptance. Since 1991, our life insurance premiums have increased more than 85% and our total life insurance in force has increased over 60% during a time of relatively stagnant life insurance sales for the industry as a whole. We have also initiated a marketing alliance between the Bankers Fidelity payroll deduction division and select property and casualty agents whereby they can introduce our payroll products to their small business accounts. Our first products from this distribution method were sold during the fourth quarter of 1997.

     We are also extremely pleased that Mark C. West, Chairman and CEO of the Genoa Companies, joined our Board of Directors in June, replacing his father who served so ably on our board for 17 years. Atlantic American is truly privileged to have such longstanding support and guidance from such a fine family. We are delighted to welcome Mark to the Board of Directors.

     The steps we have taken and the fine results achieved this past year have strengthened our balance sheet and helped to ensure that we have the financial flexibility to take advantage of opportunities as they present themselves. Many people share the credit for our excellent year in 1997. The leadership of our Board of Directors, the hard work of our management team, the dedication of our employees and the enthusiasm of our agents were critical to producing such a successful year. As we look to 1998, we are highly confident that Atlantic American is positioned to compete and win. We are enthusiastic about our future prospects and greatly appreciate your continued confidence in and support of Atlantic American.






J. Mack Robinson                          Hilton H. Howell, Jr.
Chairman                                  President and Chief Executive Officer

OPERATIONS

Atlantic American Corporation operates in both the property and casualty and life and health segments of the insurance industry. Each of our insurance subsidiaries has a distinct niche and strong identity in their respective markets.

The American Southern Insurance Companies

The American Southern Insurance Companies provide tailored fleet automobile and long haul physical damage insurance coverage, on a multi-year contract basis, to state governments, local municipalities and other large motor pools and fleets that can be specifically rated and underwritten. While the majority of American Southern's premiums come from Florida, Georgia and South Carolina, American Southern produces business in 18 of the 24 states in which it is licensed.
Acquired  by  Atlantic  American  Corporation  at the  close of  1995,  American
Southern continues to be a solid and consistent contributor to Atlantic American's overall financial results. American Southern generated approximately 47 percent of Atlantic American's 1997 premium revenue and both insurance companies of the American Southern group rated "A-", or Excellent, by A.M. Best.

A typical American Southern account ranges from two to five years and has a sizable premium. Consequently, in comparison to Atlantic American's other subsidiaries, the growth in premiums written by American Southern is less predictable; however, the underwriting results and profitability of American Southern have historically been quite consistent and new contracts tend to be large, the addition of which can be significant.

Despite intensifying competition, American Southern has been very successful in its ability to maintain and renew virtually all of its long-term contracts. Throughout its 60 years, American Southern's executives and agents have instilled confidence in their customers through the quality of their relationships, developed by providing outstanding service and highly unique insurance programs. To achieve higher growth rates while maintaining its target profitability, American Southern has established programs to enhance its business through alternative, customized coverages and by obtaining licensing approval in several additional states.

Another objective to grow American Southern is to seek out complementary acquisitions that can be accretive and add depth to its business. Moreover, by incrementally expanding its business, American Southern strives to reduce the risk of exposure that could result from the loss of any single large contract.

Georgia Casualty & Surety Company and SIA, Inc.

Georgia Casualty is celebrating its 50th anniversary in 1998. Focusing on underwriting workers' compensation and commercial coverages in the Southeast, Georgia Casualty increased earned premiums by 6 percent in 1997. Georgia Casualty represented approximately 22 percent of Atlantic American's overall insurance business and received a rating increase to "B+", or Very Good, from A.M. Best in early 1997. Another significant achievement in 1997 was the acquisition of Self-Insurance Administrators, Inc. ("SIA, Inc."), a third party administrator of workers' compensation plans for self-insured companies and organizations. The addition of SIA, Inc. has expanded the services Georgia Casualty offers beyond traditional guaranteed-cost workers' compensation insurance and various deductible programs to include the alternative of establishing self-insured workers' compensation programs.

An integral component of the growth of Georgia Casualty has been its personal approach to business and loss control programs that enable it to identify and correct potential loss exposures. This process allows Georgia Casualty to adjust coverages or limits and, in some cases, decline to renew accounts at expiration. By adhering to its stringent guidelines, Georgia Casualty has maintained exceptional claim results and higher profitability levels.

Intense competitive pricing throughout the workers' compensation industry has been an issue impacting margins for all insurers who write this line of business. Confident in the quality of its services and products, Georgia Casualty's philosophy is to decline business rather than reduce its pricing to levels that could ultimately prove unprofitable. By adhering to this strategy, Georgia Casualty has been able to maintain stable profitability in the workers' compensation line.

Georgia Casualty is constantly seeking ways in whichit can enhance its services and ultimately shareholder value. One of several objectives includes increasing Georgia Casualty's geographic presence by obtaining licensing and product approval in new states. In the fourth quarter, Georgia Casualty expanded its operations into the states of Louisiana, North Carolina, South Carolina, Tennessee and Florida.

Bankers Fidelity and American Independent Life Insurance Companies

Bankers Fidelity Life Insurance Company, and the recently acquired American Independent Life Insurance Company, specialize in the sale of traditional life and supplemental health and accident insurance coverages with a focus on the senior and middle-income markets. Over the years, this business has been a substantial contributor to Atlantic American and in 1997 contributed approximately 30 percent of Atlantic American's total premium revenue. At the close of the year, Bankers Fidelity was rated "B+" by A.M. Best and was licensed in 33 states, up from 28 in 1996.

In order to expand our existing businesses, this past year we acquired American Independent. This acquisition expanded our geographic presence by five states, adding Arizona, Colorado, Delaware, Idaho and Pennsylvania; and it complemented our product offerings by adding depth in the areas of traditional life, supplemental health and long-term care insurance. The assimilation of American Independent into the operations of Bankers Fidelity was effective almost immediately upon the completion of the transaction, allowing for increased operating efficiencies in addition to the new business acquired.

Bankers Fidelity, offering a series of value-added products such as Standard, Preferred and Modified Whole Life and Medicare supplement insurance, focuses on a well-defined customer base - the senior and middle income markets. Recent value-added enhancements have been to package and offer our preferred life products, with no additional application requirements, following the previous approval of Medicare supplement insurance coverage. Bankers Fidelity has also introduced several new whole life products and a ten-year level term product, as well as refinements to our family life series of Cancer Protection, Accident, Disability Income and Afford-A-Care products.

We have continued to grow our business in the middle income market by offering payroll deduction programs to manufacturers having 100 or fewer employees. Products in this series such as supplemental Cancer Care, Accident and Term-Life have been particularly well received in this market. The Life and Health Division has also fostered niche opportunities exemplified by its whole life and annuity products to assist families with college funding.

A significant component to the strength of Bankers Fidelity has been its ability
to  offer  its  products  and  services   through  a  dedicated  agent  base  of
approximately 3,000 agents coupled with a strong internal support operation.

Bankers Fidelity has built its business based on the confidence, trust and professionalism of its agents, and by offering a broad scope of quality products and personal services to its customers. We intend to maintain this culture, pursue new business in niche markets and seek to maximize our potential through internal growth and by taking advantage of consolidation opportunities through carefully selected acquisitions.

                                    DIRECTORS

                                J. MACK ROBINSON
                                    Chairman
                          Atlantic American Corporation

                              HILTON H. HOWELL, JR.
                      President and Chief Executive Officer
                          Atlantic American Corporation

                                SAMUEL E. HUDGINS
                                   Consultant

                                D. RAYMOND RIDDLE
                  Retired Chairman and Chief Executive Officer
                        National Service Industries, Inc.

                              HARRIETT J. ROBINSON
                     Director, Delta Life Insurance Company

                                SCOTT G. THOMPSON
                      President and Chief Financial Officer
                       American Southern Insurance Company

                                  MARK C. WEST
                      Chairman and Chief Executive Officer
                                 Genoa Companies

                             WILLIAM H. WHALEY, M.D.
                     William H. Whaley, M.D., P.C., F.A.C.P.

                                  DOM H. WYANT
                   Retired Partner, Jones, Day, Reavis & Pogue


                                    OFFICERS

                                J. MACK ROBINSON
                                    Chairman

                              HILTON H. HOWELL, JR.
                      President and Chief Executive Officer

                                 JOHN W. HANCOCK
                       Senior Vice President and Treasurer

                               EDWARD L. RAND, JR.
                          Vice President and Controller

                                CLARK W. BERRYMAN
                      Vice President, Information Services

                               MICHAEL J. BRASSER
                         Vice President, Internal Audit

                                  JANIE L. RYAN
                               Corporate Secretary

                                BARBARA B. SNYDER
             Assistant Vice President and Director, Human Resources

                 ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


 (Dollars In Thousands, Except Share and Per Share Data)

                                  December 31,

                                     ASSETS
--------------------------------------------------------------------------------
                                                           1997          1996
--------------------------------------------------------------------------------
Cash, including short-term investments of
  $46,167 and $41,614                                   $ 51,044      $ 45,499

Investments                                              152,583       142,485

Receivables:
   Reinsurance                                            25,164        26,854

   Other (net of allowance for doubtful accounts:
     $916 and $1,151)                                     17,470        16,301

Deferred acquisition costs                                16,483        15,179

Other assets                                               4,510         4,576

Goodwill                                                   4,606         2,100
--------------------------------------------------------------------------------

    Total assets                                        $271,860      $252,994
================================================================================

                        LIABILITIES AND SHAREHOLDERS' EQUITY


Insurance reserves and policy funds                     $154,318      $149,198

Accounts payable and accrued expenses                     10,759         9,049

Debt payable                                              28,600        35,611
--------------------------------------------------------------------------------

    Total liabilities                                    193,677       193,858
--------------------------------------------------------------------------------

Commitments and contingencies

Shareholders' equity:
  Preferred stock, $1 par, 4,000,000 shares authorized:

    Series A preferred, 30,000 shares
      issued and outstanding, $3,000 redemption value         30            30

    Series B preferred, 134,000 shares
      issued and outstanding, $13,400 redemption value       134           134

  Common stock, $1 par,  30,000,000 shares authorized;
    18,920,728 shares issued in 1997 and 18,712,167
    shares issued in 1996 and 18,907,267 shares
    outstanding in 1997 and 18,684,217 shares
    outstanding in 1996                                   18,921        18,712

  Additional paid-in capital                              53,316        54,062

  Accumulated deficit                                    (23,653)      (31,426)

  Net unrealized investment gains                         29,498        17,713

  Treasury stock, at cost, 13,461 shares in 1997
    and 27,950 shares in 1996                                (63)          (89)

    Total shareholders' equity                            78,183        59,136
--------------------------------------------------------------------------------

    Total liabilities and shareholders' equity          $271,860      $252,994
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                 ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS



(Dollars In Thousands, Except Per Share Data)

                                                   Year Ended December 31,
--------------------------------------------------------------------------------
Revenue:                                          1997       1996       1995
--------------------------------------------------------------------------------
  Insurance premiums                           $ 88,682   $ 86,025   $ 43,373
  Investment income                              11,457     11,457      6,566
  Realized investment gains, net                  1,076      1,589      1,731
--------------------------------------------------------------------------------
    Total revenue                               101,215     99,071     51,670
--------------------------------------------------------------------------------
Benefits and expenses:
  Insurance benefits and losses incurred         61,018     54,281     24,689
  Commissions and underwriting expenses          23,012     26,959     15,249
  Interest expense                                2,902      3,292      2,458
  Other                                           6,112      6,724      6,190
--------------------------------------------------------------------------------
    Total benefits and expenses                  93,044     91,256     48,586
--------------------------------------------------------------------------------

    Income before income tax provision
      (benefit) and discontinued operations       8,171      7,815      3,084

Income tax provision (benefit)                      138        204        (34)
--------------------------------------------------------------------------------

Income from continuing operations, net            8,033      7,611      3,118

Loss from discontinued operations, net               -      (4,447)   (10,094)
--------------------------------------------------------------------------------

    Net income (loss) before preferred stock
      dividends                                   8,033      3,164     (6,976)

Preferred stock dividends                        (1,521)    (1,521)      (315)
--------------------------------------------------------------------------------

    Net income (loss) applicable to common
     stock                                     $  6,512   $  1,643   $ (7,291)
================================================================================

Diluted earnings (loss) per common share:
  Continuing operations                        $    .35   $    .32   $    .15
  Discontinued operations                            -        (.23)      (.54)
--------------------------------------------------------------------------------
    Net income (loss)                          $    .35   $    .09   $   (.39)
================================================================================

Basic earnings (loss) per common share:
  Continuing operations                        $    .35   $    .33   $    .15
  Discontinued operations                            -        (.24)      (.54)
--------------------------------------------------------------------------------
    Net income (loss)                          $    .35   $    .09   $   (.39)
================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

                 ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(Dollars In Thousands, Except Per Share Data)

                                                                                                    Net
                                                                     Additional                  Unrealized
                                                Preferred    Common    Paid-In    Accumulated    Investment    Treasury
                                                 Stock(1)     Stock    Capital      Deficit        Gains         Stock      Total
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                        $  30      $18,414   $33,289     $(27,452)      $ 5,741         $  -      $30,022
  Net loss                                           -            -         -        (6,976)           -             -       (6,976)
  Cash dividends paid on preferred stock             -            -       (315)          -             -             -         (315)
  Purchase of 78,148 shares for treasury             -            -         -            -             -           (174)       (174)
  Issuance of 343,606 shares for employee
    benefit plans and stock options                  -           298       291          (18)           -            102         673
  Conversion of debt payable to preferred
     stock                                          134           -     13,266           -             -             -       13,400
  Increase in unrealized investment gains            -            -         -            -          9,848            -        9,848
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                          164       18,712    46,531      (34,446)       15,589           (72)     46,478
  Net income                                         -            -        -          3,164            -             -        3,164
  Cash dividends paid on preferred stock             -            -       (315)          -             -             -         (315)
  Dividends accrued on preferred stock               -            -     (1,206)          -             -             -       (1,206)
  Purchase of 104,635 shares for treasury            -            -         -            -             -           (338)       (338)
  Issuance of 109,452 shares for employee
    benefit plans and stock options                  -            -          6         (144)           -            321         183
  Gain on sale of subsidiary                         -            -      9,046           -             -             -        9,046
  Increase in unrealized investment gains            -            -         -            -          2,124            -        2,124
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                          164       18,712    54,062      (31,426)       17,713           (89)     59,136
  Net income                                         -            -         -         8,033            -             -        8,033
  Cash dividends paid on preferred stock             -            -       (315)          -             -             -         (315)
  Dividends accrued on preferred stock               -            -     (1,206)          -             -             -       (1,206)
  Purchase of 213,089 shares for treasury            -            -         -            -             -           (735)       (735)
  Issuance of 157,578 shares for employee
    benefit plans and stock options                  -            -         3          (260)           -            530         273
  Issuance of 278,561 shares for acquisition
    of Self-Insurance Administrators, Inc.           -           209       772           -             -            231       1,212
  Increase in unrealized investment gains            -            -         -            -         11,785            -       11,785
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                        $ 164      $18,921   $53,316     $(23,653)      $29,498         $ (63)    $78,183
====================================================================================================================================


(1)  Includes Series A and B preferred stock

The accompanying notes are an integral part of these consolidated financial statements.

                 ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Year Ended December  31,
--------------------------------------------------------------------------------
(Dollars In Thousands)                              1997       1996       1995
--------------------------------------------------------------------------------
Cash flows from operating activities:

Net income (loss)                                $ 8,033    $ 3,164    $(6,976)
Adjustments  to reconcile net income (loss)
  to net cash provided  (used) by operating
  activities:
    Amortization of deferred acquisition costs     9,704      8,184      3,721
    Acquisition costs deferred                   (11,008)    (8,464)    (2,985)
    Realized investment gains                     (1,076)    (1,589)    (1,731)
    Increase (decrease) in reserves                  618      5,352     (1,203)
    Loss from discontinued operations, net            -       4,447     10,094
    Depreciation and amortization                  1,121      1,102        547
    Minority interest                                 -          -         285
    Decrease (increase) in receivables, net        1,114     (3,870)       997
    Increase (decrease) in other liabilities          13       (694)       177
    Other, net                                        98        811        319
--------------------------------------------------------------------------------
      Net cash provided by continuing operations   8,617      8,443      3,245
--------------------------------------------------------------------------------
      Net cash used by discontinued operations        -      (5,902)    (9,177)
--------------------------------------------------------------------------------
      Net cash provided (used) by operating
        activities                                 8,617      2,541     (5,932)
--------------------------------------------------------------------------------
Cash flows from investing activities:
  Proceeds from investments sold                   7,748     44,445     21,027
  Proceeds from investments matured, called
    or redeemed                                   52,074     40,868     17,004
  Investments purchased                          (53,544)   (54,632)   (32,909)
  Acquisition of minority interest                  (101)      (846)    (1,012)
  Additions to property and equipment               (733)    (1,616)    (1,107)
  Sale of Leath Furniture, Inc., net                  -       3,646         -
  Acquisition of American Independent, net
    of $1,946 acquired                              (719)        -          -
  Acquisition of SIA, Inc.                            25         -          -
--------------------------------------------------------------------------------
      Net cash provided (used) by continuing
        operations                                 4,750     31,865    (14,270)
--------------------------------------------------------------------------------
      Net cash used by discontinued operations        -        (440)    (2,551)
--------------------------------------------------------------------------------
      Net cash provided (used) by investing
        activities                                 4,750     31,425    (16,821)
--------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from issuance of bank financing         5,617     11,352     22,642
  Preferred stock dividends                         (315)      (315)      (315)
  Proceeds from exercise of stock options             62         85        600
  Purchase of treasury shares                       (558)      (338)      (174)
  Repayments of debt                             (12,628)   (20,662)      (675)
--------------------------------------------------------------------------------
      Net cash (used) provided by continuing
        operations                                (7,822)    (9,878)    22,078
      Net cash provided by discontinued
        operations                                    -       6,342      9,345
      Net cash (used) provided by financing
        activities                                (7,822)    (3,536)    31,423
      Net increase in cash and short-term
        investments                                5,545     30,430      8,670
  Cash and cash equivalents at beginning of year:
      Continuing operations                       45,499     15,069      4,016
      Discontinued operations                         -          -       2,383
--------------------------------------------------------------------------------
         Total                                    45,499     15,069      6,399
--------------------------------------------------------------------------------
  Cash and cash equivalents at end of year -
    continuing  operations                        51,044     45,499     15,069
--------------------------------------------------------------------------------
         Total                                   $51,044    $45,499    $15,069
================================================================================
Supplemental cash flow information:
  Cash paid for interest                         $ 2,958    $ 3,763    $ 3,096
================================================================================
  Cash paid for income taxes                     $    85    $   116    $   128
================================================================================
  Debt to seller for purchase of American
    Southern Insurance Company                   $    -     $    -     $11,352
================================================================================
  Debt payable converted to preferred stock      $    -     $    -     $13,400
================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

ATLANTIC AMERICAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995 (Dollars in Thousands, Except Per Share Data)


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). These financial statements include the accounts of Atlantic American Corporation (the "Company") and its wholly owned subsidiaries. Leath Furniture, LLC (f/k/a Leath Furniture, Inc.), previously a majority owned subsidiary, has been reflected as discontinued operations in the accompanying financial statements (see Note 8) through the date of its divestiture on April 8, 1996 (see Note 14). All significant intercompany accounts and transactions have been eliminated in consolidation.

At December 31, 1997, the Company had five insurance subsidiaries, which included Bankers Fidelity Life Insurance Company and its wholly owned subsidiary, American Independent Life Insurance Company ("American Independent"), collectively termed as the "Life and Health Division", American Southern Insurance Company and its wholly owned subsidiary, American Safety Insurance Company (together known as "American Southern"), Georgia Casualty & Surety Company, and one non-insurance subsidiary, Self-Insurance Administrators, Inc. ("SIA, Inc."), collectively termed the "Casualty Division". American Southern was acquired on December 31, 1995, American Independent Life Insurance Company was acquired on October 1, 1997, and SIA, Inc. was acquired on October 28, 1997 (see Note 7). The results of operations of American Independent and SIA, Inc. are included from the date of acquisition and are not material to the overall operations of the Company. Assets and liabilities are not classified, in accordance with insurance industry practice, and certain prior year amounts have been reclassified to conform to the 1997 presentation.

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

Property and casualty insurance premiums are recognized as revenue ratably over the contract period. The Company provides for insurance benefits and losses on accident, health, and casualty claims based upon estimates of projected ultimate losses.

Goodwill

Goodwill resulting from the acquisitions of American Independent, American Southern, and SIA, Inc. is amortized over a 15 year period using the straight-line method. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision. Should factors indicate that goodwill be evaluated for possible impairment, the Company will compare the recoverability of goodwill to a projection of the acquired companies' undiscounted income over the estimated remaining life of the goodwill in assessing whether the goodwill is recoverable.

Investments

All of the Company's debt and equity securities are classified as available for sale and are carried at market value. Mortgage loans, policy and student loans, and real estate are carried at historical cost. Traded limited partnership interests are carried at estimated market value; all other partnership interests are carried at historical cost. If a decline in the value of a common stock, preferred stock, limited partnership interest, or publicly traded bond below its cost or amortized cost is considered to be other than temporary, a realized loss is recorded to reduce the carrying value of the investment to its estimated net realizable value, which becomes the new cost basis.

The cost of securities sold is based on specific identification. Unrealized gains (losses) in the value of bonds and common and preferred stocks, are accounted for as a direct increase (decrease) in shareholders' equity and, accordingly, have no effect on net income.

Income Taxes

Deferred income taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax basis of assets and liabilities and are adjusted for changes in tax laws and tax rates as those changes are enacted. The provision for income taxes represents the total amount of income taxes paid or payable for the current year, plus the change in deferred taxes during the year.

Net Income (Loss) Per Common Share

Basic earnings per share are based on the weighted average number of common shares outstanding during each period. Diluted earnings per common share are based on the weighted average number of common shares outstanding during each period, plus common shares calculated for stock options outstanding using the treasury stock method. Unless otherwise indicated, earnings per share are presented on a restated diluted basis.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and investments in short-term, highly liquid securities which have original maturities of three months or less from date of purchase.

Impact of Recently Issued Accounting Standards

The Financial Accounting Standards Boards has issued Statements 130, "Reporting Comprehensive Income ("SFAS 130") and 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 establishes new rules for the reporting and displaying of comprehensive income. SFAS 130 is effective for fiscal years beginning after December 15, 1997, and will be adopted by the Company in the first quarter of 1998. SFAS 131 requires companies to report segment information based upon a companies operating segments. Operating segments are revenue components of a company for which separate financial information is produced and are subject to evaluation by senior management. SFAS 131 is effective for years beginning after December 15, 1997 and need not be applied to interim financial statements in the initial year. SFAS 131 will be adopted by the Company in the first quarter of 1998. The Company does not believe the effect of adoption of either statement will be material to its financial position or results of operations.

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

NOTE 2.  INVESTMENTS

Investments are comprised of the following:

                                                                                 1997
----------------------------------------------------------------------------------------------------------
                                                                         Gross       Gross
                                                           Carrying    Unrealized  Unrealized  Amortized
                                                             Value       Gains       Losses       Cost
----------------------------------------------------------------------------------------------------------

Bonds:
  U.S. Treasury Securities and Obligations of
    U.S. Government Corporations and Agencies              $ 75,724    $   670      $  136      $75,190
  Obligations of states and political subdivisions            2,738         30          -         2,708
  Corporate securities                                       12,745        464          14       12,295
  Mortgage-backed securities (government guaranteed)            977         30           3          950
----------------------------------------------------------------------------------------------------------
                                                             92,184    $ 1,194      $  153      $91,143

Common and preferred stocks                                  46,876    $29,561      $1,044      $18,359
Investment in limited partnerships                            3,941         -           60        4,001
Mortgage loans (estimated fair value of $4,406)               4,243
Policy and student loans                                      5,293
Real estate                                                      46
----------------------------------------------------------------------------------------------------------
  Investments                                               152,583
Short-term investments                                       46,167
----------------------------------------------------------------------------------------------------------
  Total investments                                        $198,750

                                                                                 1996
----------------------------------------------------------------------------------------------------------
                                                                         Gross       Gross
                                                           Carrying    Unrealized  Unrealized  Amortized
                                                             Value       Gains       Losses       Cost
----------------------------------------------------------------------------------------------------------
Bonds:
  U.S. Treasury Securities and Obligations of
    U.S. Government Corporations and Agencies              $ 67,370    $   275       $  443     $67,538
  Obligations of states and political subdivisions            3,496         86          168       3,578
  Corporate securities                                       14,717        272          272      14,717
  Mortgage-backed securities (government guaranteed)          5,727         -            51       5,778
----------------------------------------------------------------------------------------------------------
                                                             91,310    $   633       $  934     $91,611

Common and preferred stocks                                  37,762    $19,348       $1,334     $19,748
Mortgage loans (estimated fair value of $7,732)               6,812
Policy and student loans                                      6,555
Real estate                                                      46
----------------------------------------------------------------------------------------------------------
  Investments                                               142,485
Short-term investments                                       41,614
----------------------------------------------------------------------------------------------------------
  Total investments                                        $184,099
==========================================================================================================


Bonds having an amortized cost of $15,684 and $13,578 were on deposit with insurance regulatory authorities at December 31, 1997 and 1996, respectively, in accordance with statutory requirements.

The amortized cost and carrying value of bonds and short-term investments at December 31, 1997 by contractual maturity are as follows. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Carrying       Amortized
                                                      Value           Cost
--------------------------------------------------------------------------------
Due in one year or less                             $ 59,651        $ 59,711
Due after one year through five years                 19,873          19,449
Due after five years through ten years                47,358          46,861
Due after ten years                                   10,492          10,339
Varying maturities                                       977             950
--------------------------------------------------------------------------------
  Totals                                            $138,351        $137,310
================================================================================

Investment income was earned from the following sources:

                                                   1997        1996      1995
--------------------------------------------------------------------------------
Bonds                                             $6,906      $6,728    $3,549
Common and preferred stocks                        1,373       1,622     1,205
Mortgage loans                                       554         863       791
CDs and commercial paper                           2,130       1,443       548
Other                                                494         801       473
--------------------------------------------------------------------------------
  Total investment income                         11,457      11,457     6,566
  Less investment expenses                          (340)       (452)     (424)
--------------------------------------------------------------------------------
Net investment income                            $11,117     $11,005    $6,142
================================================================================

A summary of realized investment gains (losses) follows:

                                                       1997
--------------------------------------------------------------------------------
                                                            Limited
                                       Stocks    Bonds    Partnership    Total
--------------------------------------------------------------------------------
  Gains                               $1,597     $  16      $  2         $1,615
  Losses                                (104)     (435)        -           (539)
--------------------------------------------------------------------------------
  Total realized investment gains
    (losses), net                     $1,493     $(419)     $  2         $1,076
================================================================================

                                                      1996
--------------------------------------------------------------------------------
                                                            Limited
                                       Stocks    Bonds    Partnership    Total
--------------------------------------------------------------------------------
  Gains                               $1,910     $  73      $ 17         $2,000
  Losses                                (411)        -        -            (411)
--------------------------------------------------------------------------------
  Total realized investment
    gains (losses), net               $1,499     $  73      $ 17         $1,589
================================================================================

                                                      1995
--------------------------------------------------------------------------------
                                                            Limited
                                       Stocks    Bonds    Partnership    Total
--------------------------------------------------------------------------------
  Gains                               $1,743     $  35      $363         $2,141
  Losses                                 (73)       (9)       -             (82)
  Write-downs                           (162)     (166)       -            (328)
--------------------------------------------------------------------------------
  Total realized investment
    gains (losses), net               $1,508     $(140)     $363         $1,731
================================================================================

Proceeds from the sale of common and preferred stocks, bonds and other investments are as follows:

                                            1997        1996        1995
--------------------------------------------------------------------------------
   Common and preferred stocks             $6,393      $9,734     $10,199
   Bonds                                       -       25,335       1,730
   Student loans                            1,262       6,053       7,278
   Other investments                           93       3,323       1,820
--------------------------------------------------------------------------------
      Total proceeds                       $7,748     $44,445     $21,027
================================================================================

The single investment which exceeds 10% of shareholders' equity at December 31, 1997 was a common stock investment in Wachovia Corporation with a carrying value of $26,215 and a cost basis of $3,388.

The Company's bond portfolio included 99% of investment grade securities at December 31, 1997 as defined by the NAIC.

NOTE 3.  INSURANCE RESERVES AND POLICY FUNDS


The following table presents the Company's reserves for life, accident, health and casualty losses as well as loss adjustment expenses.
                               Amount of Insurance
                                    in Force
                                                             -------------------
                                           1997       1996      1997      1996
--------------------------------------------------------------------------------
Future policy benefits Life insurance policies:
    Ordinary                            $ 26,403   $ 22,451   $301,341  $256,482
    Mass market                            8,916      9,364     17,253    21,409
    Individual annuities                     808        856         -         -
--------------------------------------------------------------------------------
                                          36,127     32,671   $318,594  $277,891
                                                             ===================
  Accident and health insurance policies   3,061      3,714
------------------------------------------------------------
                                          39,188     36,385
Unearned premiums                         24,412     25,100
Losses and claims                         86,721     84,074
Other policy liabilities                   3,997      3,639
------------------------------------------------------------
  Total policy liabilities              $154,318   $149,198
============================================================

Annualized premiums for accident and health insurance policies were $21,434 and $15,884 at December 31, 1997 and 1996, respectively.

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

Loss and Claim Reserves -

Loss and claim reserves represent estimates of projected ultimate losses and are based upon: (a) management's estimate of ultimate liability and claim adjusters' evaluations for unpaid claims reported prior to the close of the accounting period, (b) estimates of incurred but not reported claims based on past experience, and (c) estimates of loss adjustment expenses. The estimated liability is continually reviewed by management and independent consulting actuaries and updated with changes to the estimated liability recorded in the statement of operations in the year in which such changes are known.

Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

                                                        1997         1996
--------------------------------------------------------------------------------
Balance at January 1                                  $84,074      $79,514
Less:  Reinsurance recoverables                       (26,854)     (22,467)
--------------------------------------------------------------------------------
   Net balance at January 1                            57,220       57,047
--------------------------------------------------------------------------------

Incurred related to:
  Current year                                         59,655       57,481
  Prior years                                              21       (4,802)
--------------------------------------------------------------------------------
   Total incurred                                      59,676       52,679
--------------------------------------------------------------------------------
Paid related to:
  Current year                                         33,857       28,279
  Prior years                                          22,246       24,227
--------------------------------------------------------------------------------
   Total paid                                          56,103       52,506
--------------------------------------------------------------------------------

Reserves acquired due to acquisition                      764           -
--------------------------------------------------------------------------------
Net balance at December 31                             61,557       57,220
Plus:  Reinsurance recoverables                        25,164       26,854
--------------------------------------------------------------------------------
Balance at December 31                                $86,721      $84,074
================================================================================

Following is a reconciliation of total incurred claims to total insurance benefits and losses incurred:

                                                        1997         1996
--------------------------------------------------------------------------------
Total incurred claims                                 $59,676      $52,679
Cash surrender value and matured endowments             1,263        1,522
Death benefits                                             79           80
--------------------------------------------------------------------------------
      Total insurance benefits and losses incurred    $61,018      $54,281
================================================================================

NOTE 4.  REINSURANCE


In accordance with general practice in the insurance industry, portions of the life, property and casualty insurance written by the Company are reinsured; however, the Company remains contingently liable with respect to reinsurance ceded should any reinsurer be unable to meet its obligations. Approximately 74% of the reinsurance receivables are due from three reinsurers as of December 31, 1997. Reinsurance receivables of $14,300 are with National Reinsurance Corporation, "A++" (Superior), $2,100 are with First Colony Life Insurance Company, "A++" (Superior), and $2,300 are with Pennsylvania Manufacturers Association Insurance Company, "A+" (Superior). In the opinion of management, the Company's reinsurers are financially stable and allowances for uncollectible amounts are established against reinsurance receivables, if appropriate. Premiums assumed of $23,738 and $25,739 in 1997 and 1996, respectively, include a contract with premiums of $15,900 and $15,400, both 17.9% of net premiums earned for the years 1997 and 1996, respectively. The following table reconciles premiums written to premiums earned and summarizes the components of insurance benefits and losses incurred.

                                                1997        1996        1995
--------------------------------------------------------------------------------

     Premiums written                         $73,006     $70,295     $46,773
     Plus - premiums assumed                   23,738      25,739          -
     Less - premiums ceded                     (9,345)     (9,074)     (3,037)
--------------------------------------------------------------------------------
     Net premiums written                      87,399      86,960      43,736
--------------------------------------------------------------------------------

     Change in unearned premiums                1,314        (960)       (230)
     Change in unearned premiums ceded            (31)         25        (133)
--------------------------------------------------------------------------------
     Net change in unearned premiums            1,283        (935)       (363)
--------------------------------------------------------------------------------

          Net premiums earned                 $88,682     $86,025     $43,373
================================================================================
    Provision for benefits and
      losses incurred                         $68,043     $58,801     $25,999
    Reinsurance loss recoveries                (7,025)     (4,520)     (1,310)
--------------------------------------------------------------------------------
    Insurance benefits and losses incurred    $61,018     $54,281     $24,689
================================================================================

NOTE 5.  INCOME TAXES

A reconciliation of the differences between income taxes on income before discontinued operations computed at the federal statutory income tax rate is as follows:

                                                   1997      1996      1995
--------------------------------------------------------------------------------
Federal income tax provision at statutory
  rate of 35%                                    $ 2,860   $ 2,735   $ 1,079
Tax exempt interest and dividends
  received deductions                               (267)     (413)     (391)
Change in asset valuation allowance -
  Utilization of net operating loss               (2,585)   (2,260)     (731)
Alternative minimum tax                              130       142         9
--------------------------------------------------------------------------------
    Total provision (benefit) for income taxes   $   138   $   204   $   (34)
================================================================================



Deferred tax liabilities and assets at December 31, 1997 and 1996 are comprised of the following:


                                                    1997        1996
--------------------------------------------------------------------------------
  Deferred tax liabilities:
    Deferred acquisition costs                    $(3,875)    $(3,585)
    Net unrealized investment gains               (10,325)     (6,199)
--------------------------------------------------------------------------------
      Total deferred tax liabilities              (14,200)     (9,784)
================================================================================

  Deferred tax assets:
    Net operating loss carryforwards               15,101      17,856
    Insurance reserves                              8,600       7,702
    Bad debts                                         321         404
--------------------------------------------------------------------------------
      Total deferred tax assets                    24,022      25,962
--------------------------------------------------------------------------------
  Asset valuation allowance                        (9,822)    (16,178)
--------------------------------------------------------------------------------

  Net deferred tax assets                         $    -      $    -
================================================================================

The components of the provision (benefit) are:

                                               1997         1996        1995
--------------------------------------------------------------------------------

      Current - Federal                        $138         $204        $(34)
      Deferred - Federal                         -            -           -
--------------------------------------------------------------------------------
         Total                                 $138         $204        $(34)
================================================================================


At December 31, 1997, the Company has regular tax loss carryforwards of approximately $43,147 expiring generally between 2000 and 2009.

The Company has determined, based on its earnings history, that an asset valuation allowance of $9,822 should be established against its net deferred tax assets at December 31, 1997. The Company's asset valuation allowance decreased by $6,356 during 1997, due primarily to the utilization of net loss carryforwards in the current year from profitable operations and the increase in unrealized gains on the investment portfolio. Due to the uncertain nature of their ultimate realization based upon past performance and expiration dates, the Company has established a full valuation allowance against these carryforward benefits and recognizes the benefits only as reassessment demonstrates they are realizable. The Company's ability to generate taxable income from operations is dependent upon various factors, many of which are beyond management's control. Accordingly, there can be no assurance that the Company will generate future taxable income based on historical performance. Therefore, the realization of the deferred tax assets will be assessed periodically based on the Company's current and anticipated results of operations. The Company has a formal tax-sharing agreement with each of its subsidiaries. With the exception of American Independent, which files a separate federal income tax return, the Company files a consolidated federal income tax return with its subsidiaries.

NOTE 6.  CREDIT ARRANGEMENTS

Debt payable is as follows:
                                                                 1997      1996
--------------------------------------------------------------------------------

8% Convertible Subordinated Notes paid May 15, 1997
   ($1,058 held by affiliates at December 31, 1996)            $    -   $ 5,617
Note payable to bank due December 31, 2000
   Balance at prime rate of interest (1997 8.50%; 1996 8.25%)   28,600   18,642
   Balance at prime plus1/2% (1997 9.00%; 1996 8.75%)               -    11,352
--------------------------------------------------------------------------------
     Total arrangements                                        $28,600  $35,611
================================================================================

Total arrangements
------------------
  Due within one year                                          $ 1,000  $ 9,617
================================================================================
  Long-term debt                                               $27,600  $25,994
================================================================================

The note payable to bank due December 31, 2000, is payable in quarterly payments of $1,000 beginning in the fourth quarter of 1998 through 2000 with the balance due at maturity. Interest is paid quarterly in arrears. The interest rate on the note payable to bank changes based upon the Company meeting certain financial criteria. On January 1, 1998, the interest rate on the note payable was decreased to 8.0% (50 basis points below prime) as a result of the Company meeting certain financial criteria.

The Company is required to maintain certain financial covenants including, among others, ratios that relate funded debt to consolidated total capitalization, cash flow to debt service, and must comply with limitations on capital expenditures and debt obligations. The Company was in compliance with all of the convenants associated with the debt payable to bank at December 31, 1997.

Maturities

The Company's principal payments on credit arrangements outstanding at December 31, 1997 are as follows:

        Year            Amount
---------------------------------
        1998          $ 1,000
        1999            4,000
        2000           23,600
                     ---------
                      $28,600
                     =========

NOTE 7.  ACQUISITIONS

On October 1, 1997, the Company acquired 100% of the outstanding stock of American Independent for approximately $2,700 in cash. The assets and liabilities of American Independent are included in the 1997 balance sheet and the results of operations are included from the date of acquisition. On October 28, 1997, the Company acquired 100% of the outstanding stock of SIA, Inc. for approximately $1,200 in common stock of the Company. The assets and liabilities of SIA, Inc. are included in the 1997 balance sheet and the results of operations are included since the date of acquisition. The acquisitions of American Independent and SIA, Inc. were both accounted for as purchases and were not material to the financial position or results of operations of the Company in 1997. Had both companies been included in the consolidated financial statements for the earliest year presented, their impact on the consolidated results of operations would not have been material.

On December 31, 1995, the Company acquired a 100% ownership interest in American Southern for $34,000 ($22,648 in cash and a note to seller of $11,352). Accordingly, the assets and liabilities of American Southern were included in the accompanying 1997 and 1996 balance sheets; however, the results of operations were only included beginning January 1, 1996. American Southern operates as a multi-line property and casualty insurance company primarily engaged in the sale of state and municipality automobile insurance.

The acquisition of American Southern was accounted for as a purchase transaction and, accordingly, the purchase price was allocated to assets and liabilities based on their estimated fair values as of the date of acquisition. The excess of the consideration paid over the estimated fair values of net assets acquired in the amount of $2,250 was recorded as goodwill and is amortized on a straight-line basis over 15 years.

The following unaudited pro forma summary combines the consolidated results of operations of the Company and American Southern as if the acquisition had taken place at the beginning of 1995 after giving effect to certain adjustments. These adjustments include adjustments to increase interest expense on funds used by the Company to purchase American Southern, the amortization of goodwill, a reduction in American Southern's income tax expense due to the Company's intercompany tax-sharing agreement and the effect of the conversion of $13,400 in debt into 134,000 shares of Series B Preferred Stock (see Note 11). This pro forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition taken place at the beginning of the period.

                                                                1995
--------------------------------------------------------------------------------
Revenue                                                       $ 95,855
================================================================================

Net (loss) income:
   Continuing operations                                      $  6,865
   Discontinued operations                                     (10,094)
--------------------------------------------------------------------------------
      Net (loss) income                                       $ (3,229)
================================================================================

Diluted net (loss) income per common share data:
   Continuing operations                                      $    .29
   Discontinued operations                                        (.54)
--------------------------------------------------------------------------------
      Net (loss) income                                       $   (.25)
================================================================================

In connection with the acquisitions of American Independent and SIA, Inc. the following assets and liabilities were acquired:

                                                             1997
--------------------------------------------------------------------------------
            Cash, short-term investments                  $  1,971
            Other investments                                3,585
            Goodwill                                         2,701
            Other assets                                       732
--------------------------------------------------------------------------------
               Total assets                                  8,989
--------------------------------------------------------------------------------
            Insurance reserves and policy funds              4,502
            Other liabilities                                  593
--------------------------------------------------------------------------------
               Total liabilities                             5,095
--------------------------------------------------------------------------------
                  Net assets                              $  3,894
================================================================================

NOTE 8.  DISCONTINUED OPERATIONS

Subsequent to year end 1995, the Company announced its intent to sell its approximately 88% interest in Leath Furniture, LLC (f/k/a Leath Furniture, Inc.), a retail furniture chain. Accordingly, the consolidated financial statements report separately the operating results of these discontinued operations. The Company completed the sale of its interest to Gulf Capital Services, Ltd., a related party, on April 8, 1996. The gain from this transaction is reflected as a direct credit to additional paid-in capital.

The following results of operations are attributable to discontinued operations:

                                                               1996      1995
--------------------------------------------------------------------------------
Results of Operations:
  Net sales                                                 $45,502    $113,265
================================================================================

  Loss from discontinued operations                         $(7,885)   $ (6,656)
  Benefit (provision) for discontinued operations             3,438      (3,438)
--------------------------------------------------------------------------------
  Net loss from discontinued operations                     $(4,447)   $(10,094)
================================================================================
  Diluted net loss per share from discontinued operations   $  (.23)   $   (.54)
================================================================================

NOTE 9.  COMMITMENTS AND CONTINGENCIES

Litigation

The Company and its subsidiaries are party to litigation occurring in the normal course of business. In the opinion of management, such litigation will not have a material adverse effect on the Company's financial position or results of operations.

Operating Lease Commitments

The Company's rental expense, including common area charges, for operating leases was $1,178, $1,222 and $1,013 in 1997, 1996 and 1995, respectively. The
Company's future minimum lease obligations under non-cancelable operating leases are as follows:

                               Year Ending December 31,
--------------------------------------------------------------------------------
                             1998                  $1,053
                             1999                   1,053
                             2000                     800
                             2001                     771
                             2002                     563
                             Thereafter             1,242
--------------------------------------------------------------------------------
                               Total               $5,482
================================================================================

NOTE 10.  EMPLOYEE BENEFIT PLANS

Stock Options

In 1992, the shareholders approved the Company's adoption of the 1992 Incentive Plan ("1992 Plan"). The 1992 Plan originally provided for a maximum of 400,000 stock options subject to issuance. The 1992 Plan was amended by the Board of Directors in 1995, and subsequently ratified at the 1996 Annual Meeting of Shareholders, to provide for an additional 400,000 stock options. The Board of Directors may grant: (a) incentive stock options within the meaning of section 422 of the Internal Revenue Code; (b) non-qualified stock options; (c) performance units; (d) awards of restricted shares of the Company's common stock; or (e) all or any combination of the foregoing to officers and key employees. Options granted under these plans expire five years from the date of grant. Vesting occurs at 50% upon issuance of an option, and the remaining portion is vested at 25% in each of the following two years. In 1996, the Company adopted the 1996 Director Stock Option Plan, which provides for a maximum of 200,000 stock options with full vesting six months after the grant date. As of December 31, 1997, sixty-six employees, officers and directors were participants in the Plan.

A summary of the status of the Company's stock option plans at December 31, 1997 and 1996, is as follows:

                                               1997                 1996
--------------------------------------------------------------------------------
                                                  Weighted             Weighted
                                                    Avg.                 Avg.
                                         Shares   Ex. Price   Shares   Ex. Price
--------------------------------------------------------------------------------
Options outstanding, beginning of year   625,391    $2.14     430,141    $ 1.74
Options granted                          379,500     4.08     276,000      2.47
Options exercised                       (129,491)    1.30     (76,750)     1.11
Options canceled or expired               (5,000)    3.25      (4,000)     1.44
--------------------------------------------------------------------------------
Options outstanding, end of year         870,400     3.11     625,391      2.14
================================================================================
Options exercisable                      624,900     2.89     441,141      1.98

The Company does not recognize compensation cost since the option price approximates fair value. If compensation cost had been recognized, the Company's net income (loss) and earnings (loss) per share would have been as follows:

                                           1997        1996         1995
--------------------------------------------------------------------------------

      Net income:
         As reported                     $ 8,033     $ 3,164      $ (6,976)
         Pro forma                         7,793       2,972        (6,989)
      Diluted earnings per share:
         As reported                     $   .35     $   .09      $   (.39)
         Pro forma                           .34         .08          (.39)

The resulting pro forma compensation cost may not be representative of that to be expected in future years.

Of the 870,400 options outstanding at December 31, 1997, 94,900 have exercise prices of $1.875 with a remaining contractual life of 2.0 years and all are currently exercisable. 125,000 options have an exercise price of $2.50 with a remaining contractual life of 2.8 years and all are currently exercisable. 269,000 options have exercise prices between $2.375 and $3.3125 with a weighted average exercise price of $2.46, a weighted average remaining contractual life of 3.2 years and 201,750 are currently exercisable. 62,500 options have an exercise price between $3.00 and $3.25 with a weighted average exercise price of $3.1375, a weighted average remaining contractual life of 4.1 years and 43,750 are currently exercisable. The remaining 319,000 options have an exercise price of $4.25 with a remaining contractual life of 4.8 years and 159,500 are currently exercisable.

The weighted average fair value of options granted estimated on the date of grant using the Black-Scholes option pricing model is $1.83 and $1.11 for grants in 1997 and 1996, respectively, based on expected dividend yields of zero; expected lives of 5 years; risk free interest rates of 5.71% and 6.13%; and expected volatility of 39.97% and 39.80%, for the years ended December 31, 1997 and 1996, respectively.

401(k) Plan

The Company initiated an employees' savings plan under Section 401(k) of the Internal Revenue Code in May of 1995. The plan covers substantially all the Company's employees, except employees of American Southern. The Company previously had a profit sharing plan for its employees which was subsequently amended and restated to comply with the Section 401(k) provisions. Under the plan, employees generally may elect to contribute up to 16% of their compensation to the plan. The Company makes a matching contribution to each employee in an amount equal to 50% of the first 6% of such contributions. The Company's matching contribution to the plan has been funded by reissuance of the Company's treasury stock and was approximately $103, $102, and $72 in 1997, 1996 and 1995, respectively.

Defined Benefit Pension Plans

The Company has two defined benefit pension plans covering the employees of American Southern. The Company's general funding policy is to contribute annually the maximum amount that can be deducted for income tax purposes.

Net periodic pension cost for American Southern's qualified and non-qualified defined benefit plans for the years ended December 31, 1997 and 1996 included the following components:
                                                         1997          1996
--------------------------------------------------------------------------------
    Service costs                                        $102          $103
    Interest costs                                        221           204
    Actual return on plan assets                         (205)          (97)
    Net amortization and deferral                          28           (74)
--------------------------------------------------------------------------------
                                                         $146          $136
================================================================================

The following assumptions were used to measure the projected benefit obligation for the benefit plans at December 31, 1997 and 1996:
                                                         1997          1996
--------------------------------------------------------------------------------
    Discount rate to determine the projected
      benefit obligation                                 7.25%         7.75%
    Expected long-term rate of return on plan
      assets used to determine net periodic pension
      cost                                               8.00%         8.00%
    Projected annual salary increases                    6.00%         6.00%

The following table sets forth the benefit plans' funded status at December 31, 1997 and 1996:

                                                         1997          1996
--------------------------------------------------------------------------------
    Actuarial present value of benefit obligation:
      Vested benefit obligation                        $2,219        $1,862
      Non-vested benefit obligation                        12             7
--------------------------------------------------------------------------------
    Accumulated benefit obligation                      2,231         1,869
    Effect of projected future compensation levels      1,050           901
--------------------------------------------------------------------------------
    Projected benefit obligation                        3,281         2,770
    Plan assets at fair value                           2,508         2,371
--------------------------------------------------------------------------------
    Projected benefit obligation in excess of plan
      assets                                              773           399
    Unrecognized net loss                                (503)         (272)
    Unrecognized net transition obligation and
      prior service costs                                  (7)           (9)
--------------------------------------------------------------------------------
    Accrued pension cost                               $  263        $  118
================================================================================

NOTE 11.  PREFERRED STOCK

Annual dividends on the Series A Convertible Preferred Stock ("Series A Preferred Stock") are $10.50 per share and are cumulative. The Series A Preferred Stock is convertible into approximately 752,000 shares of the Company's common stock at a conversion price of $3.99 per share and is redeemable at the Company's option at $100 per share, plus unpaid dividends.

As part of the American Southern acquisition and effective December 31, 1995, the Company issued 134,000 shares of Series B Preferred Stock ("Series B Preferred Stock") having a stated value of $100 per share. Annual dividends to be paid are $9.00 per share and are cumulative. The Series B Preferred Stock is not currently convertible, but may become convertible into shares of the Company's common stock under certain circumstances. In such event, the Series B Preferred Stock would be convertible into an aggregate of approximately 3,358,000 shares of the common stock at a conversion rate of $3.99 per share. The Series B Preferred Stock is redeemable at the option of the Company.

NOTE 12.  EARNINGS PER SHARE

Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("SFAS 128") is effective for 1997 and subsequent periods. A reconciliation of the numerator and denominator of the earnings per common share calculations are as follows:

                                        For the Year Ended December 31, 1997
--------------------------------------------------------------------------------
                                         Income         Shares       Per Share
                                                                       Amount
--------------------------------------------------------------------------------
Basic Earnings Per Common Share
-------------------------------
Net income                               $ 8,033        18,667
Less preferred dividends                  (1,521)
                                      ------------  ------------
Net income available to common
shareholders                             $ 6,512        18,667         $ .35
                                      ------------
Diluted Earnings Per Common Share
---------------------------------
Effect of dilutive stock options                           175
                                                    ------------  ------------
Net income available to common
shareholders plus assumed conversions    $ 6,512        18,842         $ .35
                                      ============  ============  ============

                                        For the Year Ended December 31, 1996
--------------------------------------------------------------------------------
                                         Income         Shares       Per Share
                                                                       Amount
--------------------------------------------------------------------------------
Basic Earnings Per Common Share
Net income from continuing operations    $ 7,611        18,682
Less preferred dividends                  (1,521)
                                      ------------  ------------
Net income available to common
  shareholders from continuing
  operations                               6,090        18,682         $ .33
Net loss from discontinued operations     (4,447)       18,682          (.24)
                                      ------------  ------------  ------------
Net income available to common
  shareholders                             1,643        18,682         $ .09
                                      ------------
Diluted Earnings Per Common Share
---------------------------------
Effect of dilutive stock options                           200
                                                    ------------  ------------
  Net income available to common
    shareholders from continuing
    operations                             6,090        18,882         $ .32
  Net loss from discontinued
    operations                            (4,447)       18,882          (.23)
                                      ------------  ------------  ------------
Net income available to common
  shareholders                           $ 1,643        18,882         $ .09
                                      ============  ============  ============

                                        For the Year Ended December 31, 1995
--------------------------------------------------------------------------------
                                         Income         Shares       Per Share
                                                                       Amount
--------------------------------------------------------------------------------
Basic Earnings Per Common Share
-------------------------------
  Net income from continuing operations  $ 3,118        18,557
  Less preferred dividends                  (315)
                                      ------------  ------------
  Net income available to common
    shareholders from continuing
    operations                             2,803        18,557         $ .15
  Net loss from discontinued
    operations                           (10,094)       18,557          (.54)
                                      ------------  ------------  ------------
Net loss available to common
  shareholders                           $(7,291)       18,557         $(.39)
                                      ------------
Diluted Earnings Per Common Share
---------------------------------
Effect of dilutive stock options                           114
                                                    ------------  ------------
  Net income available to common
    shareholders from continuing
    operations                             2,803        18,671         $ .15
  Net loss from discontinued operations  (10,094)       18,671          (.54)
                                      ------------  ------------  ------------
Net loss available to common
  shareholders                           $(7,291)       18,671         $(.39)
                                      ============  ============  ============

NOTE 13.  STATUTORY REPORTING

The assets, liabilities and results of operations have been reported on the basis of GAAP, which varies from statutory accounting practices ("SAP") prescribed or permitted by insurance regulatory authorities. The principal differences between SAP and GAAP are that under SAP: (i) certain assets that are nonadmitted assets are eliminated from the balance sheet; (ii) acquisition costs for policies are expensed as incurred, while they are deferred and amortized over the estimated life of the policies under GAAP; (iii) no provision is made for deferred income taxes; (iv) the timing of establishing certain reserves is different than under GAAP; and (v) valuation allowances are established against investments.

The amount of statutory net income and surplus (shareholders' equity) for the insurance subsidiaries for the years ended December 31 were as follows:

                                                 1997       1996        1995
--------------------------------------------------------------------------------
    Life and Health, net income               $ 2,523(2)  $1,315     $ 3,021
    Property and Casualty, net income           6,694      7,567       1,466(1)
--------------------------------------------------------------------------------
        Total net income                      $ 9,217      8,882     $ 4,487
================================================================================

    Life and Health, surplus                  $26,517(2)  $25,792    $24,724
    Property and Casualty, surplus             48,032      42,416     38,995
--------------------------------------------------------------------------------
        Total surplus                         $74,549      68,208    $63,719
================================================================================

(1) Excludes American Southern which was acquired  effective  December 31, 1995.
(2) Impact of American Independent was not material.

Under the Insurance Code of the State of Georgia, dividend payments to the Company by its insurance subsidiaries have certain limitations without the prior approval of the Insurance Commissioner. The Company received dividends of $11,209 and $6,850 in 1997 and 1996, respectively, from its insurance subsidiaries. Approval from the Insurance Commissioner was required and obtained for a portion of the dividends received in 1997 and 1996. In 1998, dividend payments by the insurance companies in excess of $8,900 would require prior approval.

NOTE 14.  RELATED PARTY AND OTHER TRANSACTIONS

In the normal course of business, and in management's opinion, at terms comparable to those available from unrelated parties, the Company has engaged in transactions with its Chairman and his affiliates. These transactions include leasing of office space, investing and financing. A brief description of each of these is discussed below.

The Company leases approximately 54,637 square feet of office and covered garage space from an affiliated company. In the years ended December 31, 1997, 1996 and 1995, the Company paid $900, $957 and $960, respectively, under the lease.

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

The Company has mortgage loans to finance properties owned by its discontinued furniture subsidiary. At December 31, 1997 and 1996, the balance of mortgage loans owed to various of the Company's insurance subsidiaries was $3,921 and $6,391, respectively. For 1997, 1996 and 1995, interest on the mortgage loans totaled $521, $688 and $730, respectively.

Certain members of management are on the Board of Directors of Bull Run Corporation and Gray Communications Systems, Inc. At both December 31, 1997 and 1996, the Company owned 600,000 common shares of Bull Run Corporation and 236,040 common shares of Gray Communications Systems, Inc.

On April 8, 1996, the Company completed the sale of its 88% interest in Leath Furniture, LLC (f/k/a Leath Furniture, Inc.) to Gulf Capital Services, Ltd., in exchange for $5.3 million. Gulf Capital is controlled by certain affiliates of the Company.

Delta Life Insurance Company purchases credit life insurance policies with face amounts greater than $50 from Bankers Fidelity. Bankers Fidelity receives premiums for these policies from Delta Life and pays benefits directly to policyholders. At December 31, 1997 and 1996, the face amount of these policies was $673 and $416, respectively, and the reserve balance was $11 and $9, respectively.

NOTE 15.  SEGMENT INFORMATION

The following summary sets forth the Company's business segments by revenue, income (loss) before income tax provision (benefit), and assets. The Company operates in three segments: Property and Casualty Insurance, Life Insurance, and Accident and Health Insurance.


                                  Property                   Accident                    Adjustments
                                    and                        and                           and
                                  Casualty        Life        Health        Other        Eliminations        Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Revenue
  1997                            $ 69,078       $14,467     $17,675       $   48          $ (53)              $101,215
  1996                              67,468        14,450      16,972          144             37                 99,071
  1995                              21,532(1)     12,435      18,508            2           (807)                51,670

Income (loss) before income
tax provision (benefit)
  1997                               7,890         3,425       1,153       (4,297)            -                   8,171
  1996                               8,834         2,012         431       (3,588)           126                  7,815
  1995                               2,353(1)      2,033       1,025       (2,419)            92                  3,084

Assets
  1997                             167,993        85,822      13,769        4,276             -                 271,860
  1996                             160,502        74,798      15,884        1,810             -                 252,994
  1995                             150,505        71,532      19,603        3,854             -                 245,494


(1) Excludes American Southern which was acquired effective December 31, 1995.

NOTE 16.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


The following table sets forth a summary of the quarterly unaudited results of operations for the two years ended December 31, 1997 and 1996:

                                                      1997                                                1996
------------------------------------------------------------------------------------------------------------------------------------
                                  First       Second        Third       Fourth        First       Second        Third       Fourth
                                 Quarter      Quarter      Quarter      Quarter      Quarter      Quarter      Quarter      Quarter
------------------------------------------------------------------------------------------------------------------------------------
Revenue                          $24,691      $24,339      $25,249      $26,936      $24,773      $24,414       $25,681     $24,203
====================================================================================================================================
Income:
  Income before income tax
    provision,                   $ 1,978      $ 1,466      $ 2,418      $ 2,309      $ 1,977      $ 1,849       $ 2,169     $ 1,820
  Income tax provision               (40)         (20)         (23)         (55)          -           (59)         (101)        (44)
------------------------------------------------------------------------------------------------------------------------------------
  Continuing operations            1,938        1,446        2,395        2,254        1,977        1,790         2,068       1,776

  Discontinued operations             -            -            -            -            -        (4,447)           -           -
------------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)            $ 1,938      $ 1,446      $ 2,395      $ 2,254      $ 1,977      $(2,657)     $ 2,068      $ 1,776
====================================================================================================================================

Diluted per common share data:
  Continuing operations          $   .08      $   .06      $   .11      $   .10      $   .08      $   .08      $   .09      $   .07
  Discontinued operations             -            -            -            -            -          (.23)          -            -
------------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)            $   .08      $   .06      $   .11      $   .10      $   .08      $  (.15)     $   .09      $   .07
====================================================================================================================================

NOTE 17.  DISCLOSURES ABOUT FAIR VALUE FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts which the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
                                                               1997                      1996
--------------------------------------------------------------------------------------------------------
                                                      Carrying    Estimated     Carrying    Estimated
                                                       Amount     Fair Value     Amount     Fair Value
--------------------------------------------------------------------------------------------------------
Assets:

  Cash and short-term investments                     $51,044      $51,044       $45,499      $45,499
  Bonds                                                92,184       92,184        91,310       91,310
  Common and preferred stocks                          46,876       46,876        37,762       37,762
  Mortgage loans                                        4,243        4,406         6,812        7,732
  Investments in limited partnerships                   3,941        3,941            -            -
  Insurance premiums receivable                        14,074       14,074        13,485       13,485
Liabilities:
  Debt - affiliated                                        -            -          1,058          952
        - non-affiliated                               28,600       28,600        34,553        34,097
  Accounts payable and accrued liabilities             10,759       10,759         9,049         9,049



The fair value estimates as of December 31, 1997 and 1996 are based on pertinent information available to management as of the respective dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, current estimates of fair value may differ significantly from amounts that might ultimately be realized.

The following describes the methods and assumptions used by the Company in estimating fair values:

   Cash, Short-term Investments, Investments in Limited Partnerships, Insurance Premiums Receivable, Accounts Payable, and Accrued Liabilities

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

   Debt Payable

      The fair value is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt having the same or similar returns and remaining maturities.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of the financial condition and the results of operations for the three years ended December 31, 1997, 1996 and 1995 analyzes the results of operations, consolidated financial condition, liquidity and capital resources of Atlantic American Corporation (the "Company" or "Parent Company") and its consolidated subsidiaries Bankers Fidelity Life Insurance Company and American Independent Life Insurance Company (collectively the "Life and Health Division"), American Southern Insurance Company ("American Southern") and Georgia Casualty & Surety Company ("Georgia Casualty" and collectively the "Casualty Division"). Effective January 1, 1997, Atlantic American Life
Insurance Company was merged into Bankers Fidelity Life Insurance Company ("Bankers Fidelity"). The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

OVERVIEW

Atlantic American Corporation's net income for 1997 was $8.0 million ($.35 per share), compared to a net income of $3.2 million ($.09 per share) (net income of $7.6 million or $.32 per share from continuing operations), in 1996, and a net loss of $7.0 million ($.39 per share) (net income of $3.1 million or $.15 per share from continuing operations), in 1995. The increase in earnings from continuing operations in 1997 was attributable to increased revenues from the insurance operations. The increase in earnings in 1996 was primarily due to the inclusion of American Southern's 1996 earnings ($4.3 million).

As discussed below, 1997 represents the first full year not impacted by the discontinued operations of the Company's previously owned furniture operation.

ACQUISITIONS

On October 1, 1997, the Company acquired American Independent Life Insurance Company ("American Independent") for approximately $2.7 million in cash. American Independent specializes in traditional life insurance and supplemental health insurance, including Medicare supplement. American Independent has been consolidated in the Company's December 31, 1997 balance sheet. Results of operations and cash flows are reflected from the date of acquisition.

On October 28, 1997, the Company acquired Self-Insurance Administrators, Inc. ("SIA, Inc.") for approximately $1.2 million in common stock of the Company. SIA, Inc. specializes in the administration of self-insured workers'
compensation funds and was acquired to complement the Company's existing workers' compensation book of business. SIA Inc.'s balance sheet has been consolidated in the Company's December 31, 1997 balance sheet, while the results of operations and cash flows of SIA, Inc. have been included since the date of acquisition.

Although the results of both American Independent and SIA, Inc. have been included since their respective acquisition dates, the net earnings impact of these acquisitions is not material to the overall financial position or results of operations of the Company and therefore, have not been individually discussed. The results of American Independent from the date of acquisition are included in discussions of the Life and Health Division.

On December 31, 1995, the Company acquired American Southern for aggregate consideration of $34.0 million. American Southern, a highly rated property and casualty insurance company specializing in state and municipality automobile insurance, was acquired to complement the Company's position as a niche insurance holding company. American Southern's balance sheet has been consolidated since it was acquired on December 31, 1995, while results of operations and cash flows are not reflected until 1996 (see Note 7 of the Notes to Consolidated Financial Statements).

DISCONTINUED OPERATIONS

In early 1996, the Company announced its intent to sell its furniture operations. The furniture division, which consisted of Leath Furniture, Inc. ("Leath") and its subsidiaries, Modernage Furniture, Inc. and Jefferson Home Furniture Company, Inc., suffered significant losses in an industry wide downturn. Management anticipated continued losses in the future and, therefore, decided to exit the retail furniture business and concentrate on its core insurance businesses (see Note 8 of the Notes to Consolidated Financial Statements). The Company completed the sale of its approximately 88% interest in Leath on April 8, 1996, to Gulf Capital Services, Ltd., a related party (see
Note 14 of the Notes to Consolidated Financial Statements).

Leath's operating losses for 1995 totaled $6.7 million. The Company recorded an additional charge to earnings of $3.4 million in 1995 for estimated losses to be incurred prior to disposition, bringing the total loss from discontinued operations in 1995 to $10.1 million. The losses anticipated prior to disposition were inadequate, and the Company incurred an additional loss from discontinued operations of $4.4 million in 1996. Previously separated intersegment revenues attributable to mortgage loans from the insurance companies to Leath have been included in investment income of the continuing operations of the insurance segment.

RESULTS OF CONTINUING OPERATIONS

Revenue

The Company markets insurance through various distribution channels. The following table summarizes the insurance premiums during each of the three years ended December 31, 1997, 1996 and 1995 by company and line of business. American Southern is included for 1997 and 1996.


                      Net Earned Premium by Company by Line
                                 (in thousands)

                                                                      Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                     1997                       1996                       1995

                                             Amount  % of Total        Amount   % of Total        Amount   % of Total
------------------------------------------------------------------------------------------------------------------------------------
Life and Health Companies:
  Ordinary Life                             $ 9,437     10.64%        $ 8,937      10.39%        $ 7,037      16.22%
  Mass Market Life                            1,016      1.15%          1,303       1.51%          1,260       2.91%
------------------------------------------------------------------------------------------------------------------------------------
    Total Life                               10,453     11.79%         10,240      11.90%          8,297      19.13%
------------------------------------------------------------------------------------------------------------------------------------
  Medicare Supplement                        12,534     14.13%         11,560      13.44%         11,882      27.39%
  Convalescent Care/Short-Term Care           1,141      1.29%            955       1.11%          1,191       2.75%
    Medical Surgical                            122       .14%            160        .19%            211        .49%
    Cancer                                    1,803      2.03%          1,982       2.30%          2,221       5.12%
    Hospital Indemnity                          241       .27%            282        .33%            337        .77%
    Accident Expense                            523       .59%            677        .79%            790       1.82%
    Disability                                  150       .17%            122        .14%            142        .33%
------------------------------------------------------------------------------------------------------------------------------------
      Total Accident and Health              16,514     18.62%         15,738      18.30%         16,774      38.67%
------------------------------------------------------------------------------------------------------------------------------------
        Total Life and Health Companies      26,967     30.41%         25,978      30.20%         25,071      57.80%
------------------------------------------------------------------------------------------------------------------------------------
Georgia Casualty:
  Workers' Compensation                      12,841     14.48%         13,826      16.07%         14,954      34.48%
  Business Automobile                         4,031      4.55%          2,550       2.96%          1,436       3.31%
  General Liability                           1,387      1.56%          1,152       1.34%          1,025       2.36%
  Property                                    1,657      1.87%          1,269       1.48%            887       2.05%
------------------------------------------------------------------------------------------------------------------------------------
    Total Georgia Casualty                   19,916     22.46%         18,797      21.85%         18,302      42.20%
------------------------------------------------------------------------------------------------------------------------------------
American Southern:
  Automobile Physical Damage                  4,508      5.08%          4,865       5.66%
  Automobile Liability                       30,909     34.85%         30,889      35.91%
  General Liability                           3,116      3.51%          1,947       2.26%
  Property                                    3,206      3.62%          3,461       4.02%
  Surety                                         60       .07%             88        .10%
------------------------------------------------------------------------------------------------------------------------------------
    Total American Southern                  41,799     47.13%         41,250      47.95%
------------------------------------------------------------------------------------------------------------------------------------
Total Consolidated                          $88,682    100.00%        $86,025     100.00%        $43,373     100.00%
====================================================================================================================================

Premium revenues increased 3% in 1997 to $88.7 million from $86.0 million in 1996 and $43.4 million in 1995. Inclusion of American Southern's premiums accounted for 95.1% of the increased premium revenue in 1996, or $41.3 million. Premiums at American Southern increased 1% in 1997 or $549,000. The general liability line increased 60% or $1.2 million which was offset by slight declines in American Southern's other lines of business. Georgia Casualty's premiums increased 6% over 1996 results to $19.9 million from $18.8 million. Georgia Casualty experienced a decline of 7% in the workers' compensation line of business as a result of increasing price competition, which has caused Georgia Casualty to choose not to underwrite some risks rather than pricing them at levels the Company believes to be unprofitable. Modest increases were experienced in Georgia Casualty's other lines of business in 1997. Georgia Casualty's premiums increased in 1996 to $18.8 million from $18.3 million in 1995. Increases occurred in all lines for Georgia Casualty in 1996 except workers' compensation, which declined to $13.8 million from $15.0 million in 1995. The decline from 1995 was due to a decrease of $1.6 million in net earned premiums from direct-assignment workers' compensation policies, over which Georgia Casualty had no control.

The Life and Health Division's premiums increased by $989,000 in 1997 and $907,000 in 1996, after decreasing by $2.0 million in 1995. The main reason for the increase in 1997 was a $974,000 increase in Medicare supplement business. The increase in 1996 was attributable to a $1.9 million increase in ordinary life premiums offset by an accident and health premiums decrease of $1.0 million in 1996. The increase in Medicare supplement business in 1997 was principally the result of the acquisition of American Independent combined with the introduction of a new Preferred Medicare supplement product in 1996 that provides lower commissions and a preferred underwriting classification. In 1996, for the first time since 1986, annualized premiums for the Life and Health Division increased from the preceding year to $26.7 million for 1996, compared to $26.3 million for 1995. This trend continued in 1997 ending the year with $33.7 million in annualized premium.

Investment income remained flat at $11.5 million in 1997 and 1996, although it represented an increase from $6.6 million earned in 1995. Investment income remained unchanged due in part to declines in interest rates and the flattening of the yield curve. The inclusion of American Southern for the first time in 1996 accounted for $4.3 million of the total increase in 1996. Management has continued to focus on increasing the Company's investments in short and medium maturity bonds and government backed securities. The carrying value of funds available for investment (which include cash, short-term investments, bonds, and common and preferred stocks) at December 31, 1997, increased approximately $15.6 million from 1996, primarily due to cash provided by operations of $8.6 million and an increase in unrealized investment gains of $11.8 million offset by a reduction of $7 million attributable to the payment of debt.

Realized investment gains were down $513,000 in 1997 to $1.1 million compared to $1.6 million for 1996 and $1.7 million for 1995. The changes in realized investment gains for these periods were primarily the result of adjustments made in the investment portfolio to increase the yield on invested assets. In 1997, fewer opportunities presented themselves for increasing the overall yield on the investment portfolio and as a result, fewer securities were sold compared to 1996.

Benefits and Expenses

Total insurance benefits and losses increased to $61.0 million in 1997 from $54.3 million in 1996 and $24.7 million in 1995. Insurance benefits and losses increased $1.6 million at American Southern in 1997 while Georgia Casualty experienced a $2.8 million increase over 1996. The increase in benefits and losses at Georgia Casualty was the result of worse than anticipated claims frequency in one agent's line of business. The Company discontinued this line of business in August 1997, and has instituted additional loss control programs and tightened underwriting standards in the line in an effort to maintain its underwriting discipline. Insurance benefits and losses in the Life and Health Division increased $1.5 million which paralleled the increased level of insurance premiums. In 1996, the Casualty Division's increase is due to inclusion of American Southern's benefits and losses, accounting for $28.6 million of the increase, offset by a decrease in Georgia Casualty's benefits and losses of $698,000. The Life and Health Division's 1996 increase is mainly caused by an increase in reserves and claims resulting from increased life premiums, whereas in 1995 there was a decrease in reserves due to the elimination of a block of life insurance business sold through funeral homes.

As a percentage of premium revenue, insurance benefits and losses increased to 68.8% in 1997 from 63.1% in 1996 and 56.9% in 1995. The Life and Health Division's percentages increased to 57.8% in 1997 from 54.0% in 1996 and 49.1% in 1995. Georgia Casualty's percentages increased to 77.6% in 1997 from 66.4% in 1996 and 67.5% in 1995. American Southern's percentage increased to 72.2% from 69.3% in 1996, its first year of operations as a subsidiary of the Company.

Commission and underwriting expenses decreased to $23.0 million in 1997 from $27.0 million in 1996 and $15.2 million in 1995. The overall decline in commissions and underwriting expenses in 1997 was spread across all segments of the Company's operations. Commissions and underwriting expenses at American Southern were down $525,000 from 1996 and the ratio of expense to insurance premiums ("expense ratio") decreased to 23.3% in 1997 from 24.9% in 1996. At Georgia Casualty commission and underwriting expenses decreased $1.1 million in 1997. This decrease was attributable to contingent ceding commissions received under Georgia Casualty's reinsurance agreements. As a result, the expense ratio at Georgia Casualty decreased to 27.6% from 35.3% in 1996. Commission and underwriting expenses in the Life and Health Division decreased $3.0 million in 1997, in part as a result of efficiencies achieved following the merger of Atlantic American Life Insurance Company with Bankers Fidelity and the acquisition and assimilation of the operations of American Independent. In addition, the Life and Health Division deferral of acquisition costs increased in 1997 as a result of its growth of business, deferring costs associated with that division's lead program and improving lapse rates.

The Company had a net deferral of acquisition costs in 1997 of $1.3 million compared to a net deferral of $280,000 in 1996 and net amortization of acquisition costs in 1995 of $736,000. Aside from items previously discussed, the increase in deferred costs is attributable to an increase in business produced, particularly in the fourth quarter. The increase in commission and underwriting expenses in 1996 was attributable to the inclusion of American Southern which accounted for $10.3 million of the $11.7 million increase.

Interest expense decreased to $2.9 million in 1997 from $3.3 million in 1996 and $2.5 million in 1995. The decrease in 1997 was due to the reduction of debt in 1997 and 1996. Other expense decreased by $612,000 in 1997 to $6.1 million, and increased in 1996 by $534,000 and by $786,000 in 1995. The decrease in other expenses in 1997 is the result of a decrease in legal fees and overall operating cost reductions for the Parent Company. In 1996 significant legal fees were incurred relating to the acquisition of the remaining minority interests in Bankers Fidelity and Georgia Casualty and the sale of Leath. The increase in 1995 other expense was due in part to an increase of $248,000 in the expenses related to claims of the Company's self-insured employee group medical plan.

The Company's net tax provision of $138,000 and $204,000 in 1997 and 1996, respectively, was for alternative minimum taxes, while the tax benefit in 1995 consisted of $9,000 of alternative minimum taxes offset by a benefit of $43,000 from overpayments of alternative taxes in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

The major cash needs of the Company are for the payment of claims and expenses as they come due and maintaining adequate statutory capital and surplus to satisfy state regulatory requirements and meeting debt service requirements of the Parent. The Company's primary sources of cash are written premiums and investment income. Cash payments consist of current claim payments to insureds and operating expenses such as salaries, employee benefits, commissions, taxes, and shareholder dividends, when earnings warrant such payment. By statute, the state regulatory authorities establish minimum liquidity standards primarily to protect policyholders.

The Company's insurance subsidiaries reported a combined statutory profit of $9.2 million in 1997 compared to $8.9 million in 1996 and $4.5 million in 1995. The statutory results in 1997 were comprised of a $4.8 million profit at American Southern, a $1.9 million profit at Georgia Casualty and a $2.5 million profit in the Life and Health Division. The 1996 statutory results were due to a profit of $5.6 million from American Southern, $2.0 million from Georgia Casualty, and $1.3 million from the Life and Health Division. The 1995 statutory results were due to a profit of $1.5 million from Georgia Casualty and a profit of $3.0 million in the Life and Health Division.

Statutory results differfrom the results of operations under generally accepted accounting principles ("GAAP") for the Casualty Division due to the deferral of acquisition costs. The Life and Health Division's statutory results differ from GAAP primarily due to deferral of acquisition costs, as well as different reserving methods.

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

In connection with the acquisition of American Southern on December 31, 1995, the Company entered into a Credit Agreement with Wachovia Bank of Georgia, N.A. The Credit Agreement provides for aggregate borrowings of approximately $34.0 million, of which $22.6 million was immediately drawn on December 31, 1995, to finance the cash portion of the purchase price. The remaining amount was borrowed  on  October  11,  1996 to  finance  the $11.4  million  balance of the purchase price due on that date. At December 31, 1997, the Company had outstanding borrowings under the Credit Agreement of $28.6 million, of which approximately $1.0 million will become due and payable during 1998. The Company intends to repay its obligations under the Credit Agreement using dividend payments received from its subsidiaries and through receipts from its tax-sharing agreement with its subsidiaries.

In connection with entering into the Credit Agreement, the Company converted, effective December 31, 1995, approximately $13.4 million in outstanding debt to affiliates into a new series of preferred stock, which accrues dividends at 9% per year. The Company has accrued but not paid the cumulative dividends on this preferred stock since its issuance and does not currently intend to pay such dividends in 1998. At December 31, 1997, the Company had accrued but not paid dividends on its Series B preferred stock totaling $2.4 million. On May 15, 1997, the Company borrowed an additional $5.6 million under the Credit Agreement in order to retire a like amount of 8% subordinated notes that became due on that day.

The Company provides certain administrative and other services to each of its insurance subsidiaries. The amounts charged to and paid by the subsidiaries remained constant at $5.6 million in 1997, 1996 and 1995. In addition, the Company has a formal tax-sharing agreement between the Company and its insurance subsidiaries, to which American Southern was added when it was acquired in 1996. A net total of $1.2 million, $3.4 million and $1.4 million were paid to the Company under the tax-sharing agreement in 1997, 1996 and 1995, respectively. It is anticipated that this agreement will provide the Company with additional funds from profitable subsidiaries due to the subsidiaries' use of the Company's tax loss carryforwards which totaled approximately $43 million at December 31, 1997. Approximately 94% of the invested assets of the insurance subsidiaries are in marketable securities that can be converted into cash, if required; however, use of such assets by the Company is limited by state insurance regulations. Dividend payments to the Company by its insurance subsidiaries, subject to annual limitations, are restricted to the accumulated statutory earnings of the individual insurance subsidiaries. At December 31, 1997, Georgia Casualty had $13.0 million of accumulated statutory earnings, Bankers Fidelity had $18.0 million of accumulated statutory earnings, and American Southern had $19.6 million of accumulated statutory earnings for a total of $50.6 million.

Net cash provided by operating activities totaled $8.6 million in 1997 and $8.4 million in 1996, compared to $3.2 million in 1995. The Company incurred a total cost of $733,000 in 1997, $1.6 million in 1996, and $1.1 million in 1995 for additions to property and equipment, which mainly represent leasehold improvements and additions to new computer systems. Cash and short-term investments increased to $51.0 million in 1997.

The Company believes that the fees, charges and dividends it receives from its subsidiaries and, if needed, borrowings from banks and affiliates of the Company will enable the Company to meet its liquidity requirements for the foreseeable future. Management is not aware of any current recommendations by regulatory authorities which, if implemented, would have a material adverse effect on the Company's liquidity, capital resources or operations.

YEAR 2000

Many existing computer systems currently in use were developed using two digits rather than four digits to specify the year. As a result, many systems will recognize a date code of "00" as the calendar year 1900 rather than 2000 which could cause systems to fail or cause erroneous results.

The Company has undertaken projects to ensure that all of its systems will be compliant with year 2000 issues. Currently, one of the Company's three major operating systems is fully year 2000 compliant and the process of bringing the other operating systems into compliance is underway. All operating systems are expected to be fully compliant by the end of 1998. If the Company fails to bring its systems into compliance by the year 2000 the Company may, as a result, be unable to process some business which could potentially have a materially adverse effect on the financial operations of the Company; however, in the opinion of management the risk of this occurrence is remote. The cost of bringing the Company's systems into compliance is not expected to have a material effect on the results of operations or financial position of the Company.


DEFERRED TAXES

At December 31, 1997, the Company had a net cumulative deferred tax asset of zero. The net cumulative deferred tax asset is the result of $24 million of deferred tax assets, offset by $14.2 million of deferred tax liabilities, and a $9.8 million valuation allowance. SFAS No. 109 requires that a valuation allowance be recorded against tax assets which are not likely to be realized. The Company's carryforwards expire at specific future dates and utilization of certain carryforwards is limited to specific amounts each year. However, due to the uncertain nature of their ultimate realization based upon past performance and expiration dates, the Company has established a full valuation allowance against these carryforward benefits and recognizes the benefits only as reassessment demonstrates they are realizable. The Company's ability to generate taxable income from operations is dependent upon various factors, many of which are beyond management's control. Accordingly, there can be no assurance that the Company will generate future taxable income based on historical performance. Therefore, the realization of the deferred tax assets will be assessed periodically based on the Company's current and anticipated results of operations.

IMPACT OF INFLATION


Insurance premiums are established before the amount of losses and loss adjustment expenses, or the extent to which inflation may affect such losses and expenses, are known. Consequently, the Company attempts, in establishing its premiums, to anticipate the potential impact of inflation. If for competitive reasons premiums cannot be increased to anticipate inflation, this cost would be absorbed by the Company. Inflation also affects the rate of investment return on the Company's investment portfolio with a corresponding effect on investment income.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of
Atlantic American Corporation:

We have audited the accompanying consolidated balance sheets of Atlantic American Corporation (a Georgia corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements (pages 8 through 22) referred to above present fairly, in all material respects, the financial position of Atlantic American Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                               ARTHUR ANDERSEN LLP

Atlanta, Georgia
March 20, 1998

                                  SUBSIDIARIES

                     Bankers Fidelity Life Insurance Company
                   American Independent Life Insurance Company

                                J. MACK ROBINSON
                                    Chairman
                              HILTON H. HOWELL, JR.
                                  Vice Chairman
                                  EUGENE CHOATE
                                    President
                                 JOHN W. HANCOCK
                              Senior Vice President
                                ROBERT A. RENAUD
                     Vice President, Secretary and Treasurer
                               ANTHONY D. CHAPMAN
           Vice President and Chief Marketing Officer, Agency Division
                                 ROBERT E. OREAN
                           Vice President and Actuary
                                 SHARON A. BUSCH
                       Assistant Vice President, Marketing
                              DEWEY A. SANDAGE, JR.
                        Assistant Vice President, Claims
                                  JANIE L. RYAN
                               Assistant Secretary
                                 GAIL T. ARNOLD
                               Assistant Secretary

                        Georgia Casualty & Surety Company

                                J. MACK ROBINSON
                             Chairman and President
                              HILTON H. HOWELL, JR.
                                  Vice Chairman
                                  LINDA S. COOK
                     Vice President, Secretary and Treasurer
                               GEORGE G. CLEMENTS
                             Vice President, Claims
                                 SANDRA W. DOAR
                          Vice President, Underwriting
                                JOE F. BERRYHILL
                            Vice President, Marketing
                              Mississippi/Louisiana
                                  JACK R. BAKER
                            Assistant Vice President
                                  JANIE L. RYAN
                               Assistant Secretary

                       American Southern Insurance Company
                        American Safety Insurance Company

                              ROY S. THOMPSON, JR.
                                Chairman Emeritus
                                 CALVIN L. WALL
                      Chairman and Chief Executive Officer
                                SCOTT G. THOMPSON
                      President and Chief Financial Officer
                                THOMAS J. WHITTY
                          Senior Vice President, Claims
                                 DAVID I. WEEKS
                             General Vice President
                                 WANDA J. HULSEY
                          Vice President, Underwriting
                                BRIAN G. HAURYLAK
                                 Vice President
                                  JOHN R. HUOT
                                 Vice President
                                 GLENDA N. BATES
                                    Treasurer
                                 GAIL A. PARSONS
                          Secretary and Vice President
                                FRANK J. CICCONE
                                 Vice President
                              ERNEST E. GRANT, JR.
                                 Vice President
                                WILLIAM E. LYNCH
                                 Vice President
                                  BRIAN C. MOSS
                                 Vice President
                               MICHAEL D. WINSTON
                                 Vice President
                                 TERESA P. GANN
                               Assistant Secretary


                       Self-Insurance Administrators, Inc.

                              HILTON H. HOWELL, JR.
                                    Chairman
                                ANDY M. THOMPSON
                                    President
                               EDWARD L. RAND, JR.
                                    Treasurer
                                  JANIE L. RYAN
                                    Secretary

MARKET INFORMATION (UNAUDITED)

The common stock of the Company is traded in the over-the-counter market and is quoted on the NASDAQ National Market under the symbol "AAME". As of December 31, 1997, the Company had approximately 6,586 stockholders, including beneficial owners holding shares in nominee or "street" name. The following tables show for the periods indicated the range of the reported high and low prices of the common stock on the NASDAQ National Market and the closing price of the stock and percent of change at December 31. The Company did not declare or pay cash dividends on its common stock during the year ended December 31, 1997. Since 1988, the Company has retained its earnings to support the growth of its business.


                                         1997                     1996
--------------------------------------------------------------------------------
                                           High     Low       High     Low

First quarter                             $3 3/4   $3 1/16   $3 1/4   $2 1/8
Second quarter                             3 1/4    2 1/2     4        2 3/4
Third quarter                              4 1/8    2 1/2     3 5/8    3
Fourth quarter                             5 1/2    4         3 5/8    3


                                        1997    1996    1995    1994    1993
--------------------------------------------------------------------------------
December 31, stock price close
  per share                           $ 5 1/16  $3 1/16  $2 5/16  $2 1/4  $1 3/4
Stock price percentage of change
  from prior year                       +65.3%   +32.4%    +2.8%  +28.6%    +8%



FORWARD-LOOKING STATEMENTS

This report contains and references certain information that constitutes forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Those statements, to the extent they are not historical facts, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based upon management's assessments of various risks and uncertainties, as well as assumptions made in accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of such risks and uncertainties, including those identified in the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 1997 and the other filings made by the Company from time to time with the Securities and Exchange Commission.

SHAREHOLDER INFORMATION

ANNUAL MEETING

Atlantic American's annual meeting of shareholders will be held on Tuesday, May 5, 1998, at 9:00 a.m. in the Peachtree Insurance Center, 4370 Peachtree Road, N.E., Atlanta, Georgia. Holders of common stock of record at the close of business on March 8, 1998, are entitled to vote at the meeting, and all parties interested in Atlantic American are invited to attend. A notice of meeting, proxy statement and proxy were mailed to shareholders with this annual report.

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

Form 10-K and Other Information For investors and others seeking additional data regarding Atlantic American Corporation or copies of the Corporation's annual report to the Securities and Exchange Commission (Form 10-K), please contact Janie L. Ryan Corporate Secretary, (800) 241-1439 or (404) 266-5532. Please visit our web site at: www.atlam.com.

Atlantic
American
Corporation

4370 Peachtree Road, N.E.
Atlanta, Georgia 30319-3000
Telephone:  404-266-5500
Facsimile:  404-266-5702
Internet:   www.atlam.com