Form 10-K, Exhibit 13
period 1998-12-31
ATLANTIC AMERICAN CORP
filed 1999-03-31
CIK 8177

EXHIBIT 13.1

CORPORATE PROFILE

Atlantic American Corporation is an insurance holding company involved through its subsidiary companies in well-defined specialty markets of the life, health, property and casualty insurance industries.

FINANCIAL HIGHLIGHTS

(Dollars In Thousands, Except Per Share Data)
                                                   Year Ended December 31,
--------------------------------------------------------------------------------
                              1998       1997       1996       1995       1994
--------------------------------------------------------------------------------
Insurance premiums         $ 91,292   $ 88,682   $ 86,025    $ 43,373  $ 41,701
Investment income            11,499     11,256     11,151       6,566     6,628
Other income                    366        201        306         -         -
Realized investment gains,
  net                         2,909      1,076      1,589       1,731       870
--------------------------------------------------------------------------------
  Total revenue             106,066    101,215     99,071      51,670    49,199
--------------------------------------------------------------------------------

Insurance benefits and
  losses incurred            60,845     61,018     54,281      24,689    21,955
Other expenses               36,518     32,026     36,975      23,897    20,727
--------------------------------------------------------------------------------
  Total benefits and
    expenses                 97,363     93,044     91,256      48,586    42,682
--------------------------------------------------------------------------------
                              8,703      8,171      7,815       3,084     6,517
Income tax provision
  (benefit)                     145        138        204         (34)   (1,632)
--------------------------------------------------------------------------------
  Income from continuing
    operations                8,558      8,033      7,611       3,118     8,149
  (Loss) income from
    discontinued operations,
    net                         -          -       (4,447)    (10,094)    1,121
--------------------------------------------------------------------------------
  Income (loss) before
    extraordinary gain        8,558      8,033      3,164      (6,976)    9,270
Extraordinary gain              -          -          -           -         100
--------------------------------------------------------------------------------
  Net income (loss)        $  8,558   $  8,033   $  3,164    $ (6,976) $  9,370
================================================================================

Diluted net income (loss)
  per common share:
    Continuing operations  $    .37   $    .35   $    .32    $    .15  $    .43
    Discontinued operations     -          -         (.23)       (.54)      .06
--------------------------------------------------------------------------------
      Net income (loss)    $    .37   $    .35   $    .09    $   (.39) $    .49
--------------------------------------------------------------------------------

Book value per common
  share                    $   3.60   $   3.27   $   2.29    $   1.61  $   1.47
Common shares outstanding    19,120     18,907     18,684      18,679    18,414
Total assets               $272,849   $271,860   $252,994    $245,494  $148,740
Total long-term debt       $ 23,600   $ 27,600   $ 25,994    $ 31,569  $ 24,327
Total debt                 $ 26,000   $ 28,600   $ 35,611    $ 44,921  $ 25,002
Total shareholders' equity
  before accumulated other
  comprehensive income     $ 53,431   $ 48,685   $ 41,423    $ 30,889  $ 24,281
Total shareholders' equity
  after accumulated other
  comprehensive income     $ 82,217   $ 78,183   $ 59,136    $ 46,478  $ 30,022
Operating return on
  beginning equity *          11.6%      16.8%      19.5%        5.7%     47.9%


  * Operating return on equity is calculated using net income from continuing operations less realized gains and total shareholders equity before accumulated other comprehensive income.

Letter to the Investors

To Our Shareholders:

    This is an exciting time for Atlantic American Corporation and the valuable portfolio of companies that comprise our diverse and competitive insurance business. In 1998, new insurance product initiatives, new marketplace niches, and expanding market penetration combined to provide sound financial results and further positioned us to take advantage of our industry's consolidation and the long-term growth opportunities such consolidation provides.
   Following up on our 1997 acquisitions of American Independent Life Insurance Company and Self Insurance Administrators, Inc., we acquired two seasoned blocks of Medicare supplement business from Commonwealth Life Insurance Company and Colonial Life & Accident Insurance Company. To Atlantic American, consolidation is not just about getting bigger, it is about getting better. Our recent acquisitions, while small, have allowed us to not only spread our expenses, they have introduced us to new regions of the country where we have not historically been represented.
   Consolidated revenue of $106 million for the year ended December 31, 1998, represents a five percent increase over 1997 revenues of $101 million. Net income for the year increased to $8.6 million, or $.37 per diluted share, compared with net income of $8.0 million, or $.35 per share, in 1997. The Company's book value per common share rose to $3.60 in 1998, compared to the $3.27 reported in 1997.
   Overall,  our  consolidated  operations  produced  solid  growth  in  a  very competitive insurance market. New sales in the Company's life and health division grew 30 percent, with the largest premium increase occurring in our Medicare supplement insurance business. In terms of actual policies sold, our various life products were our largest seller, but the larger premium size of our Medicare supplement products drove the premium increase. Premiums earned in our property and casualty companies declined slightly due to our efforts to maintain the proper price for our products in the face of stiff competition.
   The financial strength of our portfolio of companies received strong support in 1998 when Standard & Poor's assigned its single 'A-' ("Strong") counterparty credit and financial strength rating to the entire Atlantic American Insurance Group including Bankers Fidelity Life Insurance Company, Georgia Casualty & Surety Company, American Southern Insurance Company and American Safety Insurance Company. We are extremely gratified by Standard & Poor's new rating of our companies and believe it validates the decisions we have made in our efforts to build our companies into strong regional competitors.
   Although  the  property  and  casualty  market   continued  to  be  extremely
competitive in 1998, we remained focused on maintaining the underwriting discipline underlying our business. We view the fact that we are a regional company, close to our insureds, close to our agents, and close to our markets, as a competitive advantage. We try to maintain the local character and flair of each of our individual companies. As the giants of our industry continue to focus on volume sales, more and more independent agents are turning to us because we strive to provide the personalized service they cannot find elsewhere. We have also found that with our insureds, if we lose an account over price, it is not long before they return to us for service.
   Our efforts to improve our information systems, begun in 1993, have continued to prove vital to our continued success. Although we are not totally finished, we are very close to completing the process of bringing our systems into compliance for Year 2000. The necessary changes to our information systems have been completed and we are in the process of completing the testing phase.
   We are proud to have had the opportunity in July to re-elect The Honorable Edward E. Elson to our Board of Directors. After serving seven years on our board, he resigned in 1993 when he was appointed United States Ambassador to the Kingdom of Denmark, where he served until June 1998. We are excited to have him with us again. His experience and guidance will be a significant contribution to Atlantic American in the coming years.
   We believe value is created through solid business partnerships. Clearly, we are committed to building and maintaining strong and successful relationships with our agents and employees, our policyholders and shareholders. Representing our commitment toward these relationships and the creation of shareholder value, we made the decision to redeem our Series A Preferred Stock at the end of last year, and initiated a stock program to assist odd lot shareholders increase or sell holdings of fewer than 100 shares. We have also continued our share buyback program and between January 1, 1998 and December 31, 1998, we acquired approximately 350,000 shares at a total cost of $1.6 million.
   As we remain firmly positioned for future growth, everyone in the Atlantic American Group of companies is excited about our plans and opportunities. The management and staff of Atlantic American look forward to the challenges that lie ahead and thank you for your continued confidence and support.

/s/                                       /s/
--------------------------------------------------------------------------------
J. Mack Robinson                          Hilton H. Howell, Jr.
Chairman                                  President and Chief Executive Officer

AMERICAN SOUTHERN


" American Southern has built a strong reputation for providing quality products and service."

Picture of the following around a conference room table:
     Calvin L. Wall, Chairman and Chief Executive Officer Edward L. Rand, Jr., Vice President and Treasurer, AAC Roy S. Thompson, Jr., Chariman Emeritus
     Scott G. Thompson, President and Chief Financial Officer

American Southern

                                        Products: Customized Fleet Automobile
                                                  Liability and Damage Insurance
                                        Premiums:  $35,002,000
                                        Pre-tax Income:  $6,682,000
                                        Statutory Surplus:  $30,825,000
                                        Employees: 38

   In 1998, American Southern and American Safety, together known as "American Southern" contributed more than 45 percent of Atlantic American's revenue and profit, primarily offering automobile liability and physical damage insurance to large commercial policyholders in a broad geographic area. Georgia, Florida and South Carolina are major markets among the 22 states in which American Southern produced business in 1998.
   American Southern's book of business is comprised of large contracts that are usually long-term and substantial. Earned premiums for 1998 of $35 million decreased from $41.8 million in 1997 due to competitive pressures and discontinuing unprofitable books of business.
   Through a consistent drive to establish new product lines and programs, renew its long-term contracts and seek opportunities that complement existing operations, American Southern remains strong and is well positioned to achieve higher growth rates in the future. Both of the insurance companies that comprise American Southern maintain an `A-` ("Excellent") rating from A.M. Best and an 'A-' ("Strong") rating from Standard & Poor's.
   American Southern continues to target key markets and large blocks of business, including state, county and municipal vehicle pools. In 1998, American Southern formed a joint venture with AAA Carolinas Motor Club to market personal automobile insurance to the almost one million members of the Carolinas Motor Club. The new venture, American Auto Club Insurance Agency, LLC, while providing a significant benefit to the members of the auto club provides an exciting growth opportunity for 1999 and beyond. Insuring leased modular facilities, such as the temporary facilities used for housing and storage at schools, construction sites and sports venues, in a number of states is another new program for American Southern that should prove invaluable in helping promote additional growth.
   With 60 years of experience initiating unique insurance plans to meet the needs of its clients, American Southern has built a strong reputation for providing quality products and service. By building and maintaining a solid base of commercial policyholders, American Southern continues to earn the trust and confidence customers have placed in the entire portfolio of Atlantic American companies. American Southern's dedication to quality service ensures a strong foothold in the specialty insurance business for years to come.

GEORGIA CASUALTY & SURETY

"An outstanding relationship with the agent...keeps us in touch with the marketplace..."

Picture of the following in conference room:

     Sandra W. Doar, Vice President, Underwriting
     Marc Zierten, Assistant Vice President, Marketing
     Geoge G. Clements, Vice President, Claims
     Andy Thompson, President, SIA
     Jack R. Baker, Vice President, Underwriting
     Linda S. Cook, Vice President, Secretary and Treasurer

Georgia Casualty

                                        Products: Workers' Compensation and
                                                  Commercial P&C Insurance
                                        Premiums:  $21,813,000
                                        Pre-Tax Income:  $1,495,000
                                        Statutory Surplus:  $18,667,000
                                        Employees: 43

   Georgia Casualty, a significant component of Atlantic American's portfolio of companies, is a leading provider of workers' compensation and commercial liability insurance, in the southeast. In 1998, earned premiums rose to $22 million, 24 percent of consolidated premiums for the year. Based on strong operating results and strengthened capitalization, Georgia Casualty, in 1998, received a 'B++' ("Very Good") rating from A.M. Best - its fifth rating upgrade in the past four years. In addition, Georgia Casualty received an 'A-' ("Strong") rating from Standard & Poor's in 1998.
   Concentrating in Georgia, Mississippi, Louisiana, Florida and Tennessee, Georgia Casualty markets primarily to manufacturers, commercial contractors and service industries. The Company continues to focus on expanding its business by providing a variety of specialized programs. In 1998, the Company launched a number of creative initiatives to broaden its product base and enhance service to both our insureds and agents.
   Georgia Casualty introduced an innovative Renters' Program, offering fire protection in Georgia for apartments and condominiums through a unique agency system. Georgia Casualty also introduced a liability product specifically designed to meet the needs of homeowners' associations. Another new program provides various coverages, including workers' compensation, commercial packages and automobile liability, to franchisees of a national tire dealer in Florida and Georgia. Georgia Casualty is entering its second year of endorsement by the Georgia Fruit and Vegetable Growers Association, and we expect continued premium growth in this program in 1999.
   A  dedicated  electronic  data  interface  system  now  offers  a  convenient toll-free claim reporting system, operating 24-hours a day, seven days a week, to expedite claim reporting and speed service to our policyholders in time of need. A new streamlined risk management department offers risk management evaluations, and policyholders receive personal attention through one-on-one contact when it comes to risk control and audit services. Georgia Casualty's team of registered nurse case managers ensures that employees return to work quickly, eliminating lost time for the insured and reducing workers' compensation loss costs.
   To support agent sales activity, account underwriting has been improved even more - each agent works with one underwriter on all lines of business. Georgia Casualty continues to introduce innovative products and programs for the agent, through niche marketing support and cost sharing on marketing materials. Georgia Casualty continues to stand out from its competitors by offering exciting incentive campaigns and a tradition of exceptional conventions along with a competitive profit sharing program that rewards our most productive and consistent growth agents.
   An outstanding relationship with our agents, coupled with the fact that we are a regional company operating in a concentrated geographic area, keeps us in touch with the marketplace, and allows us to identify new market opportunities and react quickly to agent needs. As Georgia Casualty completes its 50th anniversary year and prepares to meet the challenges of the future, we are well positioned for growth and continued profitability.

BANKERS FIDELITY

"Bankers Fidelity was among 155 life insurance companies awarded with charter member status in the Insurance Marketplace Standards Association."

Picture of the following around desk:

     Anthony D. Chapman, Vice President and Chief Marketing Officer,
       Agency Division
     Robert E. Orean, Vice President and Actuary
     Clark W. Berryman, Vice President, Information Services, AAC
     Eugene Choate, President

Bankers Fidelity

                                        Products: Medicare Supplement
                                                  Senior Life Insurance
                                                  Other Supplemental Health
                                        Premiums:  $34,477,000
                                        Pre-tax Income:  $3,550,000
                                        Statutory Surplus:  $25,998,000
                                        Employees: 71

   In 1998, Bankers Fidelity continued to improve its position as an industry leader in the senior market. The Company's core lines of senior life and Medicare supplement products continue to produce solid revenue growth. Market penetration continued in 1998 with sizeable increases in both premium revenue and recruiting of new agents throughout the southeast, mid-atlantic and midwestern United States. In addition to the strong performance of its core lines of business, the company expanded specialty market sales in the college funding division as well as supplemental health products in the family and payroll deduction markets.
   As a result of a focused marketing plan new sales in 1998 increased 30% over 1997. Adding depth and strength to the value of Atlantic American's portfolio of companies, earned premiums for Bankers Fidelity grew 28% in 1998 to $34.5 million. Licensed in 33 states, and with a 'B+' ("Very Good") rating from A.M. Best and an 'A-' ("Strong ") rating from Standard & Poor's, Bankers Fidelity is positioned to expand its product lines utilizing its proven distribution system in the western United States in 1999.
   The Company continued to supplement internal growth in 1998 with the acquisition of two blocks of Medicare supplement business from Commonwealth Insurance Company and Colonial Life & Accident Insurance Company. In addition, Bankers Fidelity divested a portion of its long-term care and home health care business to Life and Health of America, further focusing the company on growing and servicing its core lines of business. The purchases, which were accretive to earnings, coupled with this divestiture increased net annualized premiums by approximately $700,000.
   In 1998, Bankers Fidelity added two new features to its line of senior life products - a waiver of premium for hospital or nursing facility confinement and an accelerated death benefit rider for terminal illness. In addition, the company added an innovative discount prescription drug service, which allows policyholders to obtain prescription medication at significant savings through a national network of 35,000 participating pharmacies with no added cost for the company. Value-added benefits, such as these, help to differentiate Bankers Fidelity from its competitors.
   Key to the company's outstanding growth is its commitment to and understanding of the independent agency distribution system. The company's distribution system, implemented in 1993 focuses on developing long-term relationships with Regional Sales Directors who recruit and manage a strong network of career oriented agents utilizing a proprietary lead generation program. The company's commitment to this proven distribution strategy was key to the successful expansion of operations throughout the mid-atlantic and midwestern United States in 1998. This same strategy will be used to continue solid expansion in 1999. The soundness of this strategy is reflected in the company's double-digit new sales growth over the past five years.
   Committed to maintaining the highest of ethical standards in the life insurance industry, Bankers Fidelity was among 155 life insurance companies awarded charter member status in the Insurance Marketplace Standards Association, (IMSA). IMSA is a voluntary membership organization promoting high standards of market conduct through sales, operations and home office servicing of life and annuity products. As a key component of the Atlantic American Insurance Group portfolio of companies, Bankers Fidelity remains committed to maintaining these standards as well as its tradition of delivering innovative insurance products through a network of motivated, professional insurance agents.

                           CONSOLIDATED BALANCE SHEETS

(Dollars In Thousands, Except Share and Per Share Data)

                                                     December 31,
--------------------------------------------------------------------------------
                                                 1998           1997
--------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents, including
  short-term investments of $24,068
  and $46,167                                 $ 32,385       $ 51,044
Investments                                    173,335        152,583

Receivables:
   Reinsurance                                  22,772         24,123
   Other (net of allowance for
     doubtful accounts: $1,377 and $916)        18,912         18,511

Deferred acquisition costs                      16,881         16,483

Other assets                                     4,225          4,510

Goodwill                                         4,339          4,606
--------------------------------------------------------------------------------
    Total assets                              $272,849       $271,860
================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
Insurance reserves and policy funds           $152,377       $154,318

Accounts payable and accrued expenses           12,255         10,759

Debt payable                                    26,000         28,600
--------------------------------------------------------------------------------
    Total liabilities                          190,632        193,677
--------------------------------------------------------------------------------

Commitments and contingencies

Shareholders' equity:
  Preferred stock, $1 par, 4,000,000
    shares authorized:

    Series A preferred, 30,000 shares
      issued and outstanding, $3,000
      redemption value                             -               30

    Series B preferred, 134,000 shares
      issued and outstanding, $13,400
      redemption value                             134            134

  Common stock, $1 par, 30,000,000 shares
    authorized; 19,405,753 shares issued
    in 1998 and 18,920,728 shares issued
    in 1997 and 19,119,888 shares
    outstanding in 1998 and 18,907,267
    shares outstanding in 1997                  19,406         18,921

  Additional paid-in capital                    50,406         53,316

  Accumulated deficit                          (15,213)       (23,653)

  Accumulated other comprehensive income        28,786         29,498

  Treasury stock, at cost, 285,865 shares
    in 1998 and 13,461 shares in 1997           (1,302)           (63)
--------------------------------------------------------------------------------
    Total shareholders' equity                  82,217         78,183
--------------------------------------------------------------------------------
      Total liabilities and shareholders'
        equity                                $272,849       $271,860
================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


 (Dollars In Thousands, Except Per Share Data)

                                                     Year Ended December 31,
--------------------------------------------------------------------------------
                                                  1998        1997        1996
--------------------------------------------------------------------------------
Revenue:
  Insurance premiums                           $ 91,292    $ 88,682    $ 86,025
  Investment income                              11,499      11,256      11,151
  Other income                                      366         201         306
  Realized investment gains, net                  2,909       1,076       1,589
--------------------------------------------------------------------------------
    Total revenue                               106,066     101,215      99,071
--------------------------------------------------------------------------------
Benefits and expenses:
  Insurance benefits and losses incurred         60,845      61,018      54,281
  Commissions and underwriting expenses          27,160      23,012      26,959
  Interest expense                                2,146       2,902       3,292
  Other                                           7,212       6,112       6,724
--------------------------------------------------------------------------------
    Total benefits and expenses                  97,363      93,044      91,256
--------------------------------------------------------------------------------
Income before income tax provision
  and discontinued operations                     8,703       8,171       7,815
Income tax provision                                145         138         204
--------------------------------------------------------------------------------
Income from continuing operations, net            8,558       8,033       7,611
Loss from discontinued operations, net              -           -        (4,447)
--------------------------------------------------------------------------------
    Net income before preferred stock dividends   8,558       8,033       3,164
Preferred stock dividends                        (1,521)     (1,521)     (1,521)
--------------------------------------------------------------------------------
    Net income applicable to common stock      $  7,037    $  6,512    $  1,643
================================================================================
Diluted earnings (loss) per common share:
  Continuing operations                        $    .37    $    .35    $    .32
Discontinued operations                             -           -          (.23)
--------------------------------------------------------------------------------
    Net income                                 $    .37    $    .35    $    .09
================================================================================
Basic earnings (loss) per common share:
  Continuing operations                        $    .37    $    .35    $    .33
  Discontinued operations                           -           -          (.24)
--------------------------------------------------------------------------------
    Net income                                 $    .37    $    .35    $    .09
================================================================================

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(Dollars In Thousands, Except Share and Per Share Data)

                                                                                            Accumulated
                                                               Additional                      Other
                                      Preferred      Common     Paid-In     Accumulated    Comprehensive     Treasury
                                       Stock(1)      Stock      Capital       Deficit          Income          Stock        Total
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995            $  164       $  18,712    $ 46,531     $(34,446)        $ 15,589        $   (72)    $  46,478
  Comprehensive income:
    Net income                            -              -           -          3,164              -              -           3,164
    Increase in unrealized
      investment gains                    -              -           -            -              2,124            -           2,124
                                                                                                                             -------
      Total comprehensive income          -              -           -            -                -              -           5,288
  Cash dividends paid on preferred
    stock                                 -              -          (315)         -                -              -            (315)
  Dividends accrued on preferred
    stock                                 -              -        (1,206)         -                -              -          (1,206)
  Purchase of 104,635 shares for
    treasury                              -              -           -            -                -             (338)         (338)
  Issuance of 109,452 shares for employee
    benefit plans and stock options       -              -             6         (144)             -              321           183
 Gain on sale of subsidiary               -              -         9,046          -                -              -           9,046
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                164         18,712      54,062      (31,426)          17,713            (89)       59,136
  Comprehensive income:
    Net income                            -              -           -          8,033              -              -           8,033
    Increase in unrealized
      investment gains                    -              -           -            -             11,785            -          11,785
                                                                                                                             -------
      Total comprehensive income          -              -           -            -                -              -          19,818
  Cash dividends paid on preferred
    stock                                 -              -          (315)         -                -              -            (315)
  Dividends accrued on preferred
    stock                                 -              -        (1,206)         -                -              -          (1,206)
  Purchase of 213,089 shares for
    treasury                              -              -           -            -                -             (735)         (735)
  Issuance of 157,578 shares for employee
    benefit plans and stock options       -              -             3         (260)             -              530           273
  Issuance of 278,561 shares for
    acquisition of Self-Insurance
    Administrators, Inc.                  -              209         772          -                 -             231         1,212
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                164         18,921      53,316      (23,653)           29,498           (63)       78,183
  Comprehensive income:
    Net income                            -              -           -          8,558               -             -           8,558
    Decrease in unrealized
      investment gains                    -              -           -            -                (712)          -            (712)
                                                                                                                             -------
      Total comprehensive income          -              -           -            -                 -             -           7,846
  Cash dividends paid on preferred
    stock                                 -              -          (315)         -                 -             -            (315)
  Dividends accrued on preferred
    stock                                 -              -        (1,206)         -                 -             -          (1,206)
  Purchase of 349,879 shares for
    treasury                              -              -           -            -                 -          (1,592)       (1,592)
  Issuance of 77,475 shares for employee
    benefit plans and stock options       -              -           -           (118)              -             353           235
  Preferred stock redeemed including
    issuance of 469,760 shares            (30)           470      (1,440)         -                 -             -          (1,000)
  Issuance of 15,265 shares for final
    consideration of Self-Insurance
    Administrators, Inc.                  -               15          51          -                 -             -              66
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998            $   134      $  19,406    $ 50,406     $(15,213)        $  28,786       $(1,302)    $  82,217
====================================================================================================================================

1)  Includes Series A and B preferred stock

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                  Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
(Dollars In Thousands)                                                   1998             1997            1996
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                           $ 8,558          $ 8,033          $ 3,164
  Adjustments to reconcile net income to net cash
    provided by operating activities:
  Amortization of deferred acquisition costs                            10,595            9,704            8,184
  Acquisition costs deferred                                           (11,087)         (11,008)          (8,464)
  Realized investment gains                                             (2,909)          (1,076)          (1,589)
  (Decrease) increase in reserves                                       (1,941)             618            5,352
  Loss from discontinued operations, net                                   -                -              4,447
  Depreciation and amortization                                          1,368            1,121            1,102
  Decrease (increase) in receivables, net                                  950            1,114           (3,870)
  Increase (decrease) in other liabilities                                 291               13             (694)
  Other, net                                                              (350)              98              811
------------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by continuing operations                           5,475            8,617            8,443
------------------------------------------------------------------------------------------------------------------------------------
    Net cash used by discontinued operations                               -                -             (5,902)
------------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                            5,475            8,617            2,541
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Proceeds from investments sold                                         8,723            7,748           44,445
  Proceeds from investments matured, called or redeemed                 55,665           52,074           40,868
  Investments purchased                                                (82,981)         (53,544)         (54,632)
  Acquisition of minority interest                                         -               (101)            (846)
  Additions to property and equipment                                     (394)            (733)          (1,616)
  Sale of Leath Furniture, Inc., net                                       -                -              3,646
  Acquisition of American Independent, net of $1,946 acquired             (483)            (719)             -
  Acquisition of SIA, Inc.                                                 -                 25              -
  Bulk reinsurance transactions, net                                       608              -                -
------------------------------------------------------------------------------------------------------------------------------------
    Net cash (used) provided by continuing operations                  (18,862)           4,750           31,865
------------------------------------------------------------------------------------------------------------------------------------
    Net cash used by discontinued operations                               -                -               (440)
------------------------------------------------------------------------------------------------------------------------------------
    Net cash (used) provided by investing activities                   (18,862)           4,750           31,425
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Proceeds from issuance of bank financing                                 -              5,617           11,352
  Preferred stock dividends                                               (315)            (315)            (315)
  Proceeds from exercise of stock options                                   90               62               85
  Purchase of treasury shares                                           (1,447)            (558)            (338)
  Repayments of debt                                                    (2,600)         (12,628)         (20,662)
  Redemption of preferred stock                                         (1,000)             -                -
------------------------------------------------------------------------------------------------------------------------------------
    Net cash used in continuing operations                              (5,272)          (7,822)          (9,878)
------------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by discontinued operations                           -                -              6,342
------------------------------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                               (5,272)          (7,822)          (3,536)
------------------------------------------------------------------------------------------------------------------------------------
    Net (decrease) increase in cash and cash equivalents               (18,659)           5,545           30,430
------------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at beginning of year                        51,044           45,499           15,069
------------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                             $32,385          $51,044          $45,499
====================================================================================================================================
Supplemental cash flow information:
  Cash paid for interest                                               $ 2,143          $ 2,958          $ 3,763
====================================================================================================================================
  Cash paid for income taxes                                           $   330          $    85          $   116
====================================================================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in Thousands, Except Per Share Data)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Principles of Consolidation
---------------------------
   The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). These financial statements include the accounts of Atlantic American Corporation (the "Company") and its wholly-owned subsidiaries. Leath Furniture, LLC (f/k/a Leath Furniture, Inc.), previously a majority-owned subsidiary, has been reflected as discontinued operations in the accompanying financial statements (see Note 8) through the date of its divestiture on April 8, 1996 (see Note 14). All significant intercompany accounts and transactions have been eliminated in consolidation.
   At December 31, 1998, the Company had five insurance subsidiaries, including Bankers Fidelity Life Insurance Company and its wholly-owned subsidiary, American Independent Life Insurance Company ("American Independent"), together known as "Bankers Fidelity", American Southern Insurance Company and its wholly-owned subsidiary, American Safety Insurance Company (together known as "American Southern"), and Georgia Casualty & Surety Company ("Georgia Casualty"), in addition to one non-insurance subsidiary, Self-Insurance Administrators, Inc. ("SIA, Inc."). American Independent was acquired on October 1, 1997, and SIA, Inc. was acquired on October 28, 1997 (see Note 7). The results of operations of American Independent and SIA, Inc. are included from their respective dates of acquisition and in 1997 were not material to the overall operations of the Company. Assets and liabilities are not classified, in accordance with insurance industry practice, and certain prior year amounts have been reclassified to conform to the 1998 presentation.

Premium Revenue and Cost Recognition
------------------------------------
   Life insurance premiums are recognized as revenues when due, whereas accident and health premiums are recognized over the premium paying period. Benefits and expenses are associated with premiums as they are earned so as to result in recognition of profits over the lives of the contract. This association is accomplished by the provision of a future policy benefits reserve and the deferral and subsequent amortization of the costs of acquiring business "deferred policy acquisition costs" (principally commissions, premium taxes, advertising and other expenses of issuing policies). Traditional life insurance and long-duration health insurance deferred policy acquisition costs are amortized over the estimated premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. The deferred policy acquisition costs for property and casualty insurance and short-duration health insurance are amortized over the effective period of the related insurance policies. Deferred policy acquisition costs are expensed when such costs are deemed not to be recoverable from the related unearned premiums and investment income.
   Property and casualty insurance premiums are recognized as revenue ratably over the contract period. The Company provides for insurance benefits and losses on accident, health, and casualty claims based upon estimates of projected ultimate losses.

Goodwill
--------
   Goodwill resulting from the acquisitions of American Independent, American Southern, and SIA, Inc. is amortized over a fifteen year period using the straight-line method. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision. Should factors indicate that goodwill be evaluated for possible impairment, the Company will compare the recoverability of goodwill to a projection of the acquired companies' undiscounted income over the estimated remaining life of the goodwill in assessing whether the goodwill is recoverable.

Investments
-----------
   All of the Company's debt and equity securities are classified as available for sale and are carried at market value. Mortgage loans, policy and student loans, and real estate are carried at historical cost. Other invested assets are comprised of investments in limited partnerships, limited liability companies and real estate joint ventures; those which are publicly traded are carried at estimated market value, and all others are carried at historical cost. If a decline in the value of a common stock, preferred stock, other invested asset interest, or publicly traded bond below its cost or amortized cost is considered to be other than temporary, a realized loss is recorded to reduce the carrying value of the investment to its estimated net realizable value, which becomes the new cost basis.
   The cost of securities sold is based on specific identification. Unrealized gains (losses) in the value of bonds and common and preferred stocks, are accounted for as a direct increase (decrease) in accumulated other comprehensive income in shareholders' equity and, accordingly, have no effect on net income.

Income Taxes
------------
   Deferred income taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax basis of assets and liabilities and are adjusted for changes in tax laws and tax rates as those changes are enacted. The provision for income taxes represents the total amount of income taxes paid or payable for the current year, plus the change in deferred taxes during the year.

Net Income Per Common Share
---------------------------
   Basic earnings per share are based on the weighted average number of common shares outstanding during each period. Diluted earnings per common share are based on the weighted average number of common shares outstanding during each period, plus common shares calculated for stock options outstanding using the treasury stock method, and in 1998 include common shares calculated for the assumed conversion of the Series B Preferred Stock. Unless otherwise indicated, earnings per share are presented on a diluted basis.

Cash and Cash Equivalents
-------------------------
   Cash and cash equivalents consist of cash on hand and investments in short-term, highly liquid securities which have original maturities of three months or less from date of purchase.

Impact of Recently Issued Accounting Standards
----------------------------------------------
   The Financial Accounting Standards Board has issued Statement 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activity. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes specific accounting methods for hedges. Changes in the value of most derivatives and hedges will be included in earnings in the period of the change. SFAS 133 is effective for years beginning after June 15, 1999. The Company intends to adopt SFAS 133 on January 1, 2000. Management does not believe the adoption of SFAS 133 will have a material effect on the Company's financial condition or results of operations.
   During the first quarter of 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." During the fourth quarter of 1997, the AICPA issued SOP 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." Both SOP 98-1 and 97-3 are effective for fiscal years beginning after December 15, 1998. The Company adopted SOP 98-1 and 97-3 effective January 1, 1999. Neither SOP is expected to have a material impact on the Company's financial position or results of operations.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------
   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, although, in the opinion of management, such differences would not be significant.

NOTE 2. INVESTMENTS

   Investments are comprised of the following:
                                                     1998
--------------------------------------------------------------------------------
                                                Gross       Gross
                                    Carrying  Unrealized  Unrealized  Amortized
                                      Value     Gains       Losses      Cost
--------------------------------------------------------------------------------
Bonds:
  U.S. Treasury Securities and
    Obligations of U.S. Government
    Corporations and Agencies       $ 85,784   $   976     $    188    $ 84,996
  Obligations of states and
    political subdivisions             2,714       116          -         2,598
  Corporate securities                10,092       507          375       9,960
  Mortgage-backed securities
    (government guaranteed)              751        19          -           732
--------------------------------------------------------------------------------
                                      99,341   $ 1,618     $    563    $ 98,286
Common and preferred stocks           61,007   $29,345     $  1,454    $ 33,116
Other invested assets                  4,822       -            160       4,982
Mortgage loans (estimated fair
  value of $4,221)                     3,851
Policy and student loans               4,268
Real estate                               46
--------------------------------------------
   Investments                       173,335
Short-term investments                24,068
--------------------------------------------
   Total investments                $197,403
============================================


                                                     1997
--------------------------------------------------------------------------------
                                                Gross       Gross
                                    Carrying  Unrealized  Unrealized  Amortized
                                      Value     Gains       Losses      Cost
--------------------------------------------------------------------------------
Bonds:
  U.S. Treasury Securities and
    Obligations of U.S. Government
    Corporations and Agencies       $ 75,724   $    670    $    136    $ 75,190
  Obligations of states and
    political subdivisions             2,738         30         -         2,708
  Corporate securities                12,745        464          14      12,295
  Mortgage-backed securities
    (government guaranteed)              977         30           3         950
--------------------------------------------------------------------------------
                                      92,184   $  1,194    $    153    $ 91,143

Common and preferred stocks           46,876   $ 29,561    $  1,044    $ 18,359
Other invested assets                  3,941        -            60       4,001
Mortgage loans (estimated fair
  value of $4,406)                     4,243
Policy and student loans               5,293
Real estate                               46
--------------------------------------------
  Investments                        152,583
Short-term investments                46,167
--------------------------------------------
   Total investments                $198,750
============================================

   Bonds and cash having an amortized cost of $14,836 and $15,684 were on deposit with insurance regulatory authorities at December 31, 1998 and 1997, respectively, in accordance with statutory requirements.

   The amortized cost and carrying value of bonds and short-term investments at December 31, 1998 by contractual maturity are as follows. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                       Carrying     Amortized
                                                        Value         Cost
--------------------------------------------------------------------------------
Due in one year or less                               $ 29,586     $ 29,547
Due after one year through five years                   15,765       15,211
Due after five years through ten years                  75,708       75,093
Due after ten years                                      1,599        1,771
Varying maturities                                         751          732
--------------------------------------------------------------------------------
   Totals                                             $123,409     $122,354
================================================================================

Investment income was earned from the following sources:
                                                  1998        1997        1996
--------------------------------------------------------------------------------
Bonds                                          $ 6,363      $6,906      $6,728
Common and preferred stocks                      1,903       1,373       1,622
Mortgage loans                                     373         554         863
CDs and commercial paper                         2,004       2,130       1,443
Other                                              856         293         495
--------------------------------------------------------------------------------
  Total investment income                       11,499      11,256      11,151
  Less investment expenses                        (332)       (340)       (452)
--------------------------------------------------------------------------------
Net investment income                          $11,167     $10,916     $10,699
================================================================================

A summary of realized investment gains (losses) follows:


                                                   1998
--------------------------------------------------------------------------------
                                                           Other
                                  Stocks     Bonds    Invested Assets     Total
--------------------------------------------------------------------------------
Gains                             $ 3,832   $    11       $   -         $ 3,843
Losses                              (735)      (199)          -            (934)
--------------------------------------------------------------------------------
Total realized investment
  gains (losses), net             $ 3,097   $  (188)      $   -         $ 2,909
================================================================================

                                                   1997
--------------------------------------------------------------------------------
                                                           Other
                                  Stocks     Bonds    Invested Assets    Total
--------------------------------------------------------------------------------
Gains                             $ 1,597   $    16       $    2        $ 1,615
Losses                               (104)     (435)          -            (539)
--------------------------------------------------------------------------------
Total realized investment
  gains (losses), net             $ 1,493   $  (419)      $     2       $ 1,076
================================================================================

                                                   1996
--------------------------------------------------------------------------------
                                                           Other
                                   Stocks    Bonds    Invested Assets    Total
--------------------------------------------------------------------------------
Gains                              $ 1,910  $    73       $    17       $ 2,000
Losses                                (411)      -             -           (411)
--------------------------------------------------------------------------------
Total realized investment
  gains, net                       $ 1,499  $    73       $    17       $ 1,589
================================================================================

   Proceeds from the sale of common and preferred stocks, bonds and other investments are as follows:

                                          1998       1997       1996
--------------------------------------------------------------------------------
      Common and preferred stocks      $ 6,999    $ 6,393    $ 9,734
      Bonds                                -          -       25,335
      Student loans                      1,024      1,262      6,053
      Other investments                    700         93      3,323
--------------------------------------------------------------------------------
        Total proceeds                  $8,723    $ 7,748    $44,445
================================================================================

   The Company's investment in the common stock of Wachovia Corporation exceeds 10% of shareholders' equity at December 31, 1998. The carrying value of this investment at December 31, 1998 was $26,039 with a cost basis of $3,143.

   The Company's bond portfolio included 98% of investment grade securities at December 31, 1998 as defined by the NAIC.


NOTE 3.  INSURANCE RESERVES AND POLICY FUNDS

   The following table presents the Company's reserves for life, accident, health and property and casualty losses as well as loss adjustment expenses.

                                                             Amount of Insurance
                                                                   in Force
--------------------------------------------------------------------------------
Future policy benefits                    1998      1997       1998       1997
--------------------------------------------------------------------------------
Life insurance policies:
  Ordinary                              $27,340   $26,403   $240,642   $236,543
  Mass market                             8,532     8,916     17,974     19,439
  Individual annuities                      711       808        -          -
--------------------------------------------------------------------------------
                                         36,583    36,127   $258,616   $255,982
================================================================================
Accident and health insurance policies    2,329     3,061
----------------------------------------------------------
                                         38,912    39,188
  Unearned premiums                      22,971    24,412
  Losses and claims                      86,768    86,721
  Other policy liabilities                3,726     3,997
==========================================================
    Total policy liabilities           $152,377  $154,318
==========================================================

   Annualized premiums for accident and health insurance policies were $25,793 and $21,434 at December 31, 1998 and 1997, respectively.

Future Policy Benefits
   Liabilities for life insurance future policy benefits are based upon assumed future investment yields, mortality rates and withdrawal rates after giving effect to possible risks of adverse deviation. The assumed mortality and withdrawal rates are based upon the Company's experience. The interest rates assumed for life, accident and health are generally: (i) 2.5% to 5.5% for issues prior to 1977, (ii) 7% graded to 5.5% for 1977 through 1979 issues, (iii) 9% for 1980 through 1987 issues, and (iv) 7% for 1988 and later issues.

Loss and Claim Reserves
   Loss and claim reserves represent estimates of projected ultimate losses and are based upon: (a) management's estimate of ultimate liability and claim adjusters' evaluations for unpaid claims reported prior to the close of the accounting period, (b) estimates of incurred but not reported claims based on past experience, and (c) estimates of loss adjustment expenses. The estimated liability is continually reviewed by management and independent consulting actuaries and updated with changes to the estimated liability recorded in the statement of operations in the year in which such changes are known.

   Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

                                                 1998          1997
--------------------------------------------------------------------------------
  Balance at January 1                         $86,721       $84,074
  Less:  Reinsurance recoverables              (24,006)      (26,293)
--------------------------------------------------------------------------------
    Net balance at January 1                    62,715        57,781
--------------------------------------------------------------------------------

  Incurred related to:
    Current year                                63,030        60,252
    Prior years                                 (2,606)           21
--------------------------------------------------------------------------------
      Total incurred                            60,424        60,273
--------------------------------------------------------------------------------

  Paid related to:
    Current year                                35,566        33,857
    Prior years                                 23,430        22,246
--------------------------------------------------------------------------------
      Total paid                                58,996        56,103
--------------------------------------------------------------------------------

  Reserves acquired due to acquisition             -             764
--------------------------------------------------------------------------------
  Net balance at December 31                    64,143        62,715
  Plus:  Reinsurance recoverables               22,625        24,006
--------------------------------------------------------------------------------

  Balance at December 31                       $86,768       $86,721
================================================================================

   Following is a reconciliation of total incurred claims to total insurance benefits and losses incurred:

                                                        1998         1997
--------------------------------------------------------------------------------

  Total incurred claims                               $60,424      $60,273
  State residual pool refunds and adjustments
    to loss portfolio arrangements                     (1,098)        (715)
  Cash surrender value and matured endowments           1,438        1,381
  Death benefits                                           81           79
--------------------------------------------------------------------------------
    Total insurance benefits and losses incurred      $60,845      $61,018
================================================================================

NOTE 4.  REINSURANCE

     In accordance with general practice in the insurance industry, portions of the life, property and casualty insurance written by the Company are reinsured; however, the Company remains contingently liable with respect to reinsurance ceded should any reinsurer be unable to meet its obligations. Approximately 81% of the reinsurance receivables are due from three reinsurers as of December 31, 1998. Reinsurance receivables of $13,668 are with National Reinsurance Corporation, rated 'AAA' by Standard & Poor's and 'A++' (Superior) by A.M. Best, $2,246 are with First Colony Life Insurance Company, rated 'AA' by Standard & Poor's and 'A++' (Superior) by A.M. Best, and $2,626 are with Pennsylvania Manufacturers Association Insurance Company, rated 'A+' (Superior) by A.M. Best. In the opinion of management, the Company's reinsurers are financially stable. Allowances for uncollectible amounts are established against reinsurance receivables, if appropriate. Premiums assumed of $23,633, $23,738, $25,739 in 1998, 1997 and 1996, respectively, include a state contract with premiums of $12,600, $15,900, $15,400. The contract premiums represent 13.8%, 17.9% and
17.9% of net premiums earned for the years ened 1998, 1997 and 1996, respectively. The following table reconciles premiums written to premiums earned and summarizes the components of insurance benefits and losses incurred.

                                                 1998        1997        1996
--------------------------------------------------------------------------------

  Premiums written                             $ 76,964    $ 73,006    $ 70,295
  Plus - premiums assumed                        23,633      23,738      25,739
  Less - premiums ceded                         (10,746)     (9,345)     (9,074)
--------------------------------------------------------------------------------

    Net premiums written                         89,851      87,399      86,960
--------------------------------------------------------------------------------

  Change in unearned premiums                     1,352       1,405        (960)
  Change in unearned premiums ceded                  89        (122)         25
--------------------------------------------------------------------------------

    Net change in unearned premiums               1,441       1,283        (935)
--------------------------------------------------------------------------------

    Net premiums earned                        $ 91,292    $ 88,682    $ 86,025
================================================================================

  Provision for benefits and losses incurred   $ 69,478    $ 68,043    $ 58,801
  Reinsurance loss recoveries                    (8,633)     (7,025)     (4,520)
--------------------------------------------------------------------------------

  Insurance benefits and losses incurred       $ 60,845    $ 61,018    $ 54,281
================================================================================


   Components of reinsurance receivables are as follows:

                                                1998       1997
--------------------------------------------------------------------------------
            Receivable on losses              $22,625    $24,006
            Commissions recoverable               147        117
--------------------------------------------------------------------------------
                                              $22,772    $24,123
================================================================================


NOTE 5.  INCOME TAXES

   A reconciliation of the differences between income taxes on income before discontinued operations computed at the federal statutory income tax rate is as follows:

                                                 1998      1997      1996
--------------------------------------------------------------------------------
Federal income tax provision at
  statutory rate of 35%                        $ 3,046   $ 2,860   $ 2,735
Tax exempt interest and
  dividends received deductions                   (452)     (267)     (413)
Change in asset valuation allowance -
  utilization of net operating loss             (2,594)   (2,585)   (2,260)
Alternative minimum tax                            145       130       142
--------------------------------------------------------------------------------
    Total provision for income taxes           $   145   $   138   $   204
================================================================================


   Deferred tax liabilities and assets at December 31, 1998 and 1997 are comprised of the following:

                                                 1998          1997
--------------------------------------------------------------------------------
  Deferred tax liabilities:
    Deferred acquisition costs                $ (3,888)     $ (3,875)
    Net unrealized investment gains            (10,075)      (10,325)
--------------------------------------------------------------------------------
      Total deferred tax liabilities           (13,963)      (14,200)
--------------------------------------------------------------------------------
  Deferred tax assets
    Net operating loss carryforwards            15,077        17,409
    Insurance reserves                           3,131         3,515
    Bad debts                                      482           321
--------------------------------------------------------------------------------
      Total deferred tax assets                 18,690        21,245
--------------------------------------------------------------------------------
  Asset valuation allowance                     (4,727)       (7,045)
--------------------------------------------------------------------------------
  Net deferred tax assets                     $    -        $    -
================================================================================

   The components of the provision (benefit) are:

                                       1998       1997       1996
--------------------------------------------------------------------------------
    Current - Federal                  $145       $138       $204
    Deferred - Federal                   -          -          -
--------------------------------------------------------------------------------
      Total                            $145       $138       $204
================================================================================

     At December 31, 1998, the Company has regular tax loss carryforwards of approximately $43,077 expiring generally between 2000 and 2010.
     The Company has determined, based on its earnings history, that an asset valuation allowance of $4,727 should be established against its net deferred tax assets at December 31, 1998. The Company's asset valuation allowance decreased by $2,318 during 1998, due primarily to the utilization of NOL carryforwards. Due to the uncertain nature of their ultimate realization based upon past performance and expiration dates, the Company has established a full valuation allowance against these carryforward benefits and recognizes the benefits only as reassessment demonstrates they are realizable. The Company's ability to generate taxable income from operations is dependent upon various factors, many of which are beyond management's control. Accordingly, there can be no assurance that the Company will generate future taxable income based on historical performance. Therefore, the realization of the deferred tax assets will be assessed periodically based on the Company's current and anticipated results of operations. The Company has a formal tax-sharing agreement with each of its subsidiaries. With the exception of American Independent, which files a separate federal income tax return, the Company files a consolidated federal income tax return with its subsidiaries.

NOTE 6.  CREDIT ARRANGEMENTS

   Debt payable is as follows:
                                                            1998       1997
--------------------------------------------------------------------------------

  Note payable to bank due December 31, 2000:
    Balance at prime rate of interest (1997 8.50%)        $   -       $28,600
    Balance at prime less 1/2% (1998 7.25%)                26,000         -
--------------------------------------------------------------------------------
      Total arrangements                                  $26,000     $28,600
================================================================================

  Total arrangements
    Due within one year                                   $ 2,400     $ 1,000
================================================================================
    Long-term debt, due in 2000                           $23,600     $27,600
================================================================================

   The note payable due December 31, 2000, is payable quarterly with a payment of $400 due at the beginning of the second quarter of 1999 and $1,000 each quarter thereafter through 2000 with the balance due at maturity. Payments required in 1999 have been reduced by $1,600 of prepayments made during 1998. Interest is paid quarterly in arrears. The interest rate on the note payable to bank changes based upon the Company meeting certain financial criteria.
   The Company is required to maintain certain financial covenants including, among others, ratios that relate funded debt to consolidated total capitalization and cash flow to debt service. The Company must also comply with limitations on capital expenditures and debt obligations. The Company was in compliance with all of the covenants associated with the note payable to bank at December 31, 1998.

NOTE 7.  ACQUISITIONS

   On October 1, 1997, the Company acquired 100% of the outstanding stock of American Independent for approximately $2,700 in cash. The assets and liabilities of American Independent are included in the 1997 balance sheet and the results of operations are included from the date of acquisition. On October 28, 1997, the Company acquired 100% of the outstanding stock of SIA, Inc. for approximately $1,278 in common stock of the Company. The assets and liabilities of SIA, Inc. are included in the 1997 balance sheet and the results of operations are included since the date of acquisition. The acquisitions of American Independent and SIA, Inc. were both accounted for as purchases and were not material to the financial position or results of operations of the Company in 1997. Had both companies been included in the consolidated financial statements for the earliest year presented, their impact on the consolidated results of operations would not have been material.
   In connection with the acquisitions of American Independent and SIA, Inc. the following assets and liabilities were acquired:


            Cash, short-term investments                     $1,971
            Other investments                                 3,585
            Goodwill                                          2,767
            Other assets                                        732
--------------------------------------------------------------------------------
              Total assets                                    9,055
--------------------------------------------------------------------------------
            Insurance reserves and policy funds               4,502
            Other liabilities                                   593
--------------------------------------------------------------------------------
              Total liabilities                               5,095
--------------------------------------------------------------------------------
                Net assets                                  $ 3,960
================================================================================

NOTE 8.  DISCONTINUED OPERATIONS


   Subsequent to year end 1995, the Company announced its intent to sell its approximately 88% interest in Leath Furniture, LLC (f/k/a Leath Furniture, Inc.), a retail furniture chain. Accordingly, the consolidated financial statements report separately the operating results of these discontinued operations for 1996. The Company completed the sale of its interest to Gulf

Capital Services, Ltd., a related party, on April 8, 1996. The gain from this transaction is reflected as a direct credit to additional paid-in capital.
   The  following   results  of  operations  are  attributable  to  discontinued
operations:

                                                            1996
--------------------------------------------------------------------------------

   Results of Operations:
      Net sales                                           $45,502
================================================================================

      Loss from discontinued operations                   $(7,885)
      Benefit for discontinued operations                   3,438
--------------------------------------------------------------------------------
      Net loss from discontinued operations               $(4,447)
================================================================================
      Diluted net loss per share from discontinued
        operations                                        $  (.23)
================================================================================

NOTE 9.  COMMITMENTS AND CONTINGENCIES

Litigation
   The Company and its subsidiaries are parties to litigation occurring in the normal course of business. In the opinion of management, such litigation will not have a material adverse effect on the Company's financial position or results of operations.

Operating Lease Commitments
   The Company's rental expense, including common area charges, for operating leases was $1,188, $1,178, and $1,222 in 1998, 1997 and 1996, respectively. The
Company's future minimum lease obligations under non-cancelable operating leases are as follows:

                               Year Ending December 31,
                             ----------------------------

                             1999                  $  991
                             2000                     796
                             2001                     771
                             2002                     626
                             2003                     466
                             Thereafter               776
                             ----------------------------
                              Total                $4,426
                             ============================

NOTE 10.  EMPLOYEE BENEFIT PLANS

Stock Options
   In 1992, the shareholders approved the Company's adoption of the 1992 Incentive Plan ("1992 Plan"). The 1992 Plan originally provided for a maximum of 400,000 stock options subject to issuance. The 1992 Plan was amended by the Board of Directors in 1995, and subsequently ratified at the 1996 Annual Meeting of Shareholders, to provide for an additional 400,000 stock options. The 1992 Plan was amended by the Board of Directors again in 1997, and this amendment was subsequently ratified at the 1998 Annual Meeting of Shareholders to provide for an additional 1,000,000 stock options. The Board of Directors may grant: (a) incentive stock options within the meaning of section 422 of the Internal Revenue Code; (b) non-qualified stock options; (c) performance units; (d) awards of restricted shares of the Company's common stock; or (e) all or any combination of the foregoing to officers and key employees. Options granted under these plans expire five years from the date of grant. Vesting occurs at 50% upon issuance of an option, and the remaining portion is vested at 25% increments in each of the following two years. In 1996, the Company adopted the 1996 Director Stock Option Plan, which provides for a maximum of 200,000 stock options with full vesting six months after the grant date. As of December 31, 1998, an aggregate of sixty-five employees, officers and directors held options under the two plans.
   A summary of the status of the Company's stock option plans at December 31, 1998 and 1997, is as follows:


                                      1998                      1997
--------------------------------------------------------------------------------
                                        Weighted Avg.             Weighted Avg.
                              Shares   Exercise Price   Shares   Exercise Price
--------------------------------------------------------------------------------
Options outstanding,
  beginning of year          870,400     $  3.11       625,391       $ 2.14
Options granted              338,000        3.80       379,500         4.08
Options exercised            (50,000)       2.24      (129,491)        1.30
Options canceled or
  expired                     (3,500)       3.93        (5,000)        3.25
                          -----------               -----------
Options outstanding,
  end of year              1,154,900        3.20       870,400         3.11
                          ===========               ===========
Options exercisable          900,525        3.04       624,900         2.89


   The Company does not recognize compensation cost since the option price approximates fair value at date of grant. If compensation cost had been recognized, the Company's net income and earnings per share would have been as follows:

                                         1998         1997       1996
--------------------------------------------------------------------------------

      Net income:
         As reported                   $ 8,558     $ 8,033     $ 3,164
         Pro forma                       8,082       7,787       2,972
      Diluted earnings per share:
         As reported                   $   .37     $   .35     $   .09
         Pro forma                         .35         .34         .08


   The resulting pro forma compensation cost may not be representative of that to be expected in future years.

                                   Outstanding                                    Exercisable
                     -----------------------------------------------    ------------------------------
   Range of          Number of   Weighted Average   Weighted Average    Number of   Weighted Average
Exercise Price        Options     Remaining Life     Exercise Price      Options     Exercise Price
------------------------------------------------------------------------------------------------------
$1.50 to $2.00         73,400           0.81             $1.88            73,400          $1.88
$2.00 to $2.50        345,000           2.03             $2.42           345,000          $2.42
$2.50 to $3.00         15,000           3.45             $3.00            12,500          $3.00
$3.00 to $3.50         67,500           3.01             $3.22            63,125          $3.23
$3.50 to $4.00        643,000           4.32             $3.74           400,500          $3.74
$4.00 to $4.50          6,000           4.34             $4.44             6,000          $4.44
$4.50 to $5.00          5,000           4.57             $4.94               -              -
                 -------------                                      -------------
                    1,154,900                                            900,525
                 =============                                      =============

   The weighted average fair value of options granted estimated on the date of grant using the Black-Scholes option pricing model is $1.67 and $1.97 for grants in 1998 and 1997, respectively, based on expected dividend yields of zero; expected lives of 5 years; risk free interest rates of 4.56% and 5.71%; and expected volatility of 42.61% and 39.97%, for the years ended December 31, 1998 and 1997, respectively.

401(k) Plan
   The Company initiated an employees' savings plan under Section 401(k) of the Internal Revenue Code in May of 1995. The plan covers substantially all the Company's employees, except employees of American Southern. The Company previously had a profit sharing plan for its employees which was subsequently amended and restated to comply with the Section 401(k) provisions. Under the plan, employees generally may elect to contribute up to 16% of their compensation to the plan. The Company makes a matching contribution to each employee in an amount equal to 50% of the first 6% of such contributions. The Company's matching contribution is in Company stock and with a value of approximately $125, $103, and $102, in 1998, 1997, and 1996, respectively.

Defined Benefit Pension Plans
   In April 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"). This statement only modifies the disclosures companies make about their pension and nonpension benefit plans and does not alter the accounting for these plans. The provisions of the statement are effective for years beginning after December 15, 1997. SFAS No. 132 disclosures have been incorporated in this document.
   The Company has two defined benefit pension plans covering the employees of American Southern. The Company's general funding policy is to contribute annually the maximum amount that can be deducted for income tax purposes.
   Net periodic pension cost for American Southern's qualified and non-qualified defined benefit plans for the years ended December 31, 1998, 1997 and 1996 included the following components:

                                           1998          1997          1996
--------------------------------------------------------------------------------
      Service cost                        $131          $102          $103
      Interest cost                        241           221           204
      Expected return on plan assets      (198)         (187)         (185)
      Net amortization                      19             9            14
--------------------------------------------------------------------------------
                                          $193          $145          $136
================================================================================

   The following assumptions were used to measure the projected benefit obligation for the benefit plans at December 31, 1998, 1997 and 1996:

                                                   1998      1997      1996
--------------------------------------------------------------------------------
Discount rate to determine the projected
  benefit obligation                               6.75%     7.25%     7.75%
Expected long-term rate of return on plan
  assets used to determine net periodic
  pension cost                                     8.00%     8.00%     8.00%
Projected annual salary increases                  4.50%     6.00%     6.00%

   The following table sets forth the benefit plans' funded status at December 31, 1998 and 1997:

                                                        1998          1997
--------------------------------------------------------------------------------
Change in Benefit Obligation
  Net benefit obligation at beginning of year          $3,280        $2,770
  Service cost                                            131           102
  Interest cost                                           241           220
  Actuarial (gain) loss                                  (132)          256
  Gross benefits paid                                     (68)          (68)
--------------------------------------------------------------------------------
Net benefit obligation at end of year                  $3,452        $3,280
================================================================================

Change in Plan Assets
  Fair value of plan assets at beginning of year       $2,508        $2,371
  Actual return on plan assets                            338           205
  Gross benefits paid                                     (68)          (68)
--------------------------------------------------------------------------------
  Fair value of plan assets at end of year             $2,778        $2,508
================================================================================

Funded Status of Plan
  Funded status at end of year                         $ (674)       $ (772)
  Unrecognized net actuarial loss                         213           503
  Unrecognized prior service cost                        (363)         (399)
  Unrecognized net transition obligation                  368           405
--------------------------------------------------------------------------------
Net amount recognized at end of year                   $ (456)       $ (263)
================================================================================

Amounts recognized in the statement
  of financial position consist of:
    Prepaid benefit cost                               $   30        $  117
    Accrued benefit cost                                 (486)         (379)
    Additional minimum liability                          (29)          (58)
--------------------------------------------------------------------------------
Net amount recognized at end of year                   $ (485)       $ (320)
================================================================================

   Included in the above is one plan which is unfunded, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for this plan were $761, $515 and $0 respectively as of December 31, 1998 and $762, $437, and $0 as of December 31, 1997.

NOTE 11.  PREFERRED STOCK

   During the fourth quarter of 1998, the Company called for redemption all of the outstanding shares of its Series A Convertible Preferred Stock ("Series A Preferred Stock"). Pursuant to the terms of the Series A Preferred Stock, upon being called for redemption the holders had the option to convert any or all of such shares into shares of the Company's Common Stock at a specified conversion rate. As of December 31, 1998, 20,000 shares were converted into 469,760 shares of common stock at a conversion price of approximately $4.26 per share, and 10,000 shares were redeemed at par for $1,000,000. Annual dividends on the Series B Preferred Stock ("Series B Preferred Stock") are $9.00 per share and are cumulative. The Series B Preferred Stock is not currently convertible, but may become convertible into shares of the Company's Common Stock under certain circumstances. In such event, the Series B Preferred Stock would be convertible into an aggregate of approximately 3,358,000 shares of the Common Stock at a conversion rate of $3.99 per share. The Series B Preferred Stock is redeemable at the option of the Company.

NOTE 12.  EARNINGS PER SHARE

   A reconciliation of the numerator and denominator of the earnings per common share calculations are as follows:


                                           For the Year Ended December 31, 1998
--------------------------------------------------------------------------------
                                                                      Per Share
                                              Income      Shares        Amount
--------------------------------------------------------------------------------
Basic Earnings Per Common Share
-------------------------------
Net income                                  $  8,558        18,803
Less preferred dividends                      (1,521)
-------------------------------------------------------------------
Net income available to common shareholders    7,037        18,803     $   .37
                                                                      ----------
Diluted Earnings Per Common Share
---------------------------------
Effect of dilutive stock options                               271
Effect of Series B Preferred Stock             1,206         3,358
-------------------------------------------------------------------
Net income available to common
  shareholders plus assumed conversions     $  8,243        22,432     $   .37
================================================================================

                                           For the Year Ended December 31, 1997
--------------------------------------------------------------------------------
                                                                      Per Share
                                              Income      Shares        Amount
--------------------------------------------------------------------------------
Basic Earnings Per Common Share
-------------------------------
Net income                                  $  8,033        18,667
Less preferred dividends                      (1,521)
-------------------------------------------------------------------
Net income available to common shareholders    6,512        18,667     $   .35
                                                                      ----------
Diluted Earnings Per Common Share
---------------------------------
Effect of dilutive stock options                               175
-------------------------------------------------------------------
Net income available to common
  shareholders plus assumed conversions     $  6,512        18,842     $   .35
================================================================================

                                           For the Year Ended December 31, 1996
--------------------------------------------------------------------------------
                                                                      Per Share
                                              Income      Shares        Amount
--------------------------------------------------------------------------------
Basic Earnings Per Common Share
-------------------------------
Net income from continuing operations       $  7,611        18,682
Less preferred dividends                      (1,521)
-------------------------------------------------------------------
Net income available to common
  shareholders from continuing operations      6,090        18,682     $   .33
Net loss from discontinued operations         (4,447)                     (.24)
--------------------------------------------------------------------------------
Net income available to common shareholders    1,643        18,682     $   .09
                                                                      ----------
Diluted Earnings Per Common Share
---------------------------------
Effect of dilutive stock options                               200
-------------------------------------------------------------------
Net income available to common
  shareholders from continuing operations      6,090        18,882     $   .32
Net loss from discontinued operations         (4,447)                     (.23)
--------------------------------------------------------------------------------
Net income available to common shareholders $  1,643        18,882     $   .09
================================================================================

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

                                               1998       1997         1996
--------------------------------------------------------------------------------
    Life and Health, net income              $ 1,477    $ 2,523 (1)  $ 1,315
    Property and Casualty, net income          7,098      6,694        7,567
--------------------------------------------------------------------------------
      Statutory net income                   $ 8,575    $ 9,217      $ 8,882
================================================================================
    Life and Health, surplus                 $25,998    $26,517 (1)  $25,792
    Property and Casualty, surplus            49,492     48,032       42,416
--------------------------------------------------------------------------------
      Total surplus                          $75,490    $74,549      $68,208
================================================================================

(1) Impact of American Independent was not material.

   Under the Insurance Code of the State of Georgia, dividend payments to the Company by its insurance subsidiaries are subject to certain limitations without the prior approval of the Insurance Commissioner. The Company received dividends of $7,054 and $11,209 in 1998 and 1997, respectively, from its insurance subsidiaries. Approval from the Insurance Commissioner was required and obtained for a portion of the dividends received in 1997. In 1999, dividend payments by the insurance companies in excess of $8,336 would require prior approval.

NOTE 14.  RELATED PARTY AND OTHER TRANSACTIONS

   In the normal course of business and, in management's opinion, at terms comparable to those available from unrelated parties, the Company has engaged in transactions with its Chairman and his affiliates from time to time. These transactions include leasing of office space, investing and financing. A brief description of each of these is discussed below.
   The Company leases approximately 54,637 square feet of office and covered garage space from an affiliated company. In the years ended December 31, 1998, 1997 and 1996, the Company paid $895, $900 and $957, respectively, under the lease.
   A majority of the financing for the Company has historically been provided through affiliates of the Company or its Chairman, in the form of debt and the Series A Preferred Stock and Series B Preferred Stock. Effective December 31, 1998, all of the outstanding shares of the Series A Preferred Stock were either redeemed or converted (see Note 11).
   The Company has made mortgage loans to finance properties owned by its former subsidiary, Leath Furniture, LLC ("Leath"), which is now owned by an affiliate of the Chairman. At December 31, 1998 and 1997, the balance of mortgage loans owed by Leath to various of the Company's insurance subsidiaries was $3,845 and $3,921, respectively. For 1998, 1997 and 1996, interest on the mortgage loans totaled $373, $521 and $688, respectively.
   During 1998, certain of the Company's subsidiaries sold the remaining equity investments they held in Leath for $285,000 to certain affiliates of the Company.
     Certain members of management are on the Board of Directors of Bull Run Corporation ("Bull Run") and Gray Communications Systems, Inc. ("Gray"). At December 31, 1998, the Company owned 620,000 common shares of Bull Run and 354,060 shares of Gray Series A Common Stock and 6,000 shares of Gray Series B Common Stock. At December 31, 1997 the Company owned 600,000 common shares of Bull Run and 236,040 common shares of Gray Series A Common Stock. The Company also held $1.5 million in Gray 10.625% debentures at December 31, 1998 and 1997.
   On April 8, 1996, the Company completed the sale of its 88% interest in Leath Furniture, LLC (f/k/a Leath Furniture, Inc.) to Gulf Capital Services, Ltd., in exchange for $5.3 million. Gulf Capital is controlled by certain affiliates of the Company.
   Delta Life Insurance Company ("Delta Life"), which is controlled by certain affiliates of the Company, purchases credit life insurance policies with face amounts greater than $50 from Bankers Fidelity. Bankers Fidelity receives premiums for these policies from Delta Life and pays benefits directly to policyholders. At December 31, 1998 and 1997, the face amount of these policies was $586 and $673, respectively, and the reserve balance was $8 and $11, respectively.
   In 1998 Georgia Casualty began assuming workers' compensation premiums from Delta Fire & Casualty Insurance Company which is controlled by certain affiliates of the Company. Premiums assumed and commissions paid in 1998 were $456 and $62, respectively.

NOTE 15.  SEGMENT INFORMATION

   The Company's three insurance subsidiaries operate with relative autonomy and each company is evaluated based on its individual performance.

                                  American     Georgia     Bankers       Corporate        Adjustments
                                  Southern     Casualty    Fidelity       & Other       & Eliminations     Consolidated
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1998
Insurance Premiums               $ 35,002     $ 21,813     $ 34,477       $    -         $    -            $ 91,292
Investment income,
  including realized gains          4,503        3,113        5,572          1,158             62            14,408
Other income                          243           44          -            4,230         (4,151)              366
------------------------------------------------------------------------------------------------------------------------------------
    Total revenue                  39,748       24,970       40,049          5,388         (4,089)          106,066
Insurance benefits and losses      23,135       16,216       21,494            -              -              60,845
Expenses deferred                  (4,378)      (3,945)      (2,764)           -              -             (11,087)
Amortization expense                5,303        4,142        2,518            -              -              11,963
Other expenses                      9,006        7,062       15,251          8,412         (4,089)           35,642
------------------------------------------------------------------------------------------------------------------------------------
    Total expenses                 33,066       23,475       36,499          8,412         (4,089)           97,363
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before
  income taxes                   $  6,682     $  1,495     $  3,550       $ (3,024)      $    -            $  8,703
====================================================================================================================================
Total assets                     $101,522     $ 65,147     $102,355       $114,412       $(110,587)        $272,849
====================================================================================================================================

As of December 31, 1997
Insurance Premiums               $ 41,799     $ 19,916     $ 26,967       $    -         $     -           $ 88,682
Investment income,
  including realized gains          4,353        2,811        5,175             47             (54)          12,332
Other income                          154           45          -            3,843          (3,841)             201
------------------------------------------------------------------------------------------------------------------------------------
    Total revenue                  46,306       22,772       32,142          3,890          (3,895)         101,215
Insurance benefits and losses      30,182       15,260       15,576            -               -             61,018
Expenses deferred                  (4,549)      (3,342)      (3,117)           -               -            (11,008)
Amortization expense                5,405        3,152        2,268            -               -             10,825
Other expenses                      9,073        6,006       12,837          8,188          (3,895)          32,209
------------------------------------------------------------------------------------------------------------------------------------
    Total expenses                 40,111       21,076       27,564          8,188          (3,895)          93,044
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before
  income taxes                   $  6,195     $  1,696     $  4,578       $ (4,298)      $     -           $  8,171
====================================================================================================================================
Total assets                     $102,529     $ 65,464     $ 99,591       $111,388       $(107,112)        $271,860
====================================================================================================================================

As of December 31, 1996
Insurance Premiums               $ 41,250     $ 18,797     $ 25,978       $    -         $     -           $ 86,025
Investment income,
  including realized gains          4,284        2,921        5,524            100             (89)          12,740
Other income                          242           21          -            5,675          (5,632)             306
------------------------------------------------------------------------------------------------------------------------------------
    Total revenue                  45,776       21,739       31,502          5,775          (5,721)          99,071
Insurance benefits and losses      28,586       12,482       14,036            -              (823)          54,281
Expenses deferred                  (5,397)      (2,438)      (2,831)           -               -            (10,666)
Amortization expense                3,406        2,624        3,256            -               -              9,286
Other expenses                     12,448        6,922       14,520          9,363          (4,898)          38,355
------------------------------------------------------------------------------------------------------------------------------------
    Total expenses                 39,043       19,590       28,981          9,363          (5,721)          91,256
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before
  income taxes                   $  6,733     $  2,149     $  2,521       $ (3,588)       $    -           $  7,815
====================================================================================================================================
Total assets                     $101,004     $ 59,198     $ 90,130       $ 97,459        $ (94,797)       $252,994
====================================================================================================================================

   American Southern and Georgia Casualty operate in the property and casualty insurance market, while Bankers Fidelity operates in the life and health insurance market. All segments derive revenue from the collection of premiums, as well as from investment income. Substantially all revenues other than those in the corporate and other segment are from external sources.

NOTE 16.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                                          1998                  1997
--------------------------------------------------------------------------------
                                   Carrying  Estimated   Carrying  Estimated
                                    Amount   Fair Value   Amount   Fair Value
--------------------------------------------------------------------------------
Assets:
  Cash and short-term
    investments                    $32,385    $32,385     $51,044    $51,044
  Bonds                             99,341     99,341      92,184     92,184
  Common and preferred stocks       61,007     61,007      46,876     46,876
Mortgage loans                       3,851      4,221       4,243      4,406
  Policy and student loans           4,268      4,268       5,293      5,293
  Other invested assets              4,822      4,822       3,941      3,941
Liabilities:
  Debt                              26,000     26,000      28,600     28,600

   The fair value estimates as of December 31, 1998 and 1997 are based on pertinent information available to management as of the respective dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, current estimates of fair value may differ significantly from amounts that might ultimately be realized.

   The following describes the methods and assumptions used by the Company in estimating fair values:

   Cash,  Short-term  Investments,  Other  Non-publicly Traded Invested  Assets,
     Insurance Premiums Receivable, Accounts Payable, and Accrued Liabilities

      The carrying amount approximates fair value due to the short-term nature of the instruments.

   Bonds, Common and Preferred Stocks and Publicly Traded Other Invested Assets

      The carrying amount is determined in accordance with methods prescribed by the National Association of Insurance Commissioners ("NAIC"), which do not differ materially from nationally quoted market prices. The fair value of certain municipal bonds is assumed to be equal to amortized cost where market quotations do not exist.

   Mortgage Loans

      The fair values are estimated based on quoted market prices for those or similar investments.

   Debt Payable

      The fair value is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt having the same or similar returns and remaining maturities.

NOTE 17.  RECONCILIATION OF OTHER COMPREHENSIVE INCOME

   Under  Statement  of  Financial  Accounting  Standards  No.  130,  "Reporting
Comprehensive Income," certain transactions and other economic events that bypass the income statement must be displayed as other comprehensive income. The Company's comprehensive income consists of net income and unrealized gains and losses on securities available for sale, net of income taxes.

   Other than net income, the other components of comprehensive income for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                                           December 31,
--------------------------------------------------------------------------------
                                                   1998      1997       1996
--------------------------------------------------------------------------------
Gain on sale of securities included
  in net income                                  $2,909    $ 1,076    $1,589
================================================================================

Other comprehensive income:
  Net unrealized gain arising during year        $2,197    $12,861    $3,713
  Reclassification adjustment                    (2,909)    (1,076)   (1,589)
--------------------------------------------------------------------------------
  Net unrealized (loss) gain recognized in
    other comprehensive income                   $ (712)   $11,785    $2,124
================================================================================

NOTE 18.  QUARTERLY FINANCIAL INFORMATION (Unaudited)

   The following table sets forth a summary of the quarterly unaudited results of operations for the two years ended December 31, 1998 and 1997:

                                                           1998                                            1997
------------------------------------------------------------------------------------------------------------------------------------

                                       First      Second       Third      Fourth       First      Second       Third      Fourth
                                      Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter
------------------------------------------------------------------------------------------------------------------------------------
Revenue                               $26,512     $26,039     $26,795     $26,720     $24,691     $24,339     $25,249     $26,936
====================================================================================================================================
Income:
  Income before income tax
    (provision) benefit,              $ 1,625     $ 1,905     $ 2,854     $ 2,319     $ 1,978     $ 1,466     $ 2,418     $ 2,309
  Income tax (provision) benefit          (26)       (106)          8         (21)        (40)        (20)        (23)        (55)
------------------------------------------------------------------------------------------------------------------------------------
    Net income                        $ 1,599     $ 1,799     $ 2,862     $ 2,298     $ 1,938     $ 1,446     $ 2,395     $ 2,254
====================================================================================================================================

Diluted net income per common
    share data:                       $   .06     $   .08     $   .13     $   .10     $   .08     $   .06     $   .11     $   .10
====================================================================================================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Management's discussion and analysis of the financial condition and the results of operations for the three years ended December 31, 1998, 1997 and 1996 analyzes the results of operations, consolidated financial condition, liquidity and capital resources of Atlantic American Corporation (the "Company" or "Parent Company") and its consolidated subsidiaries: Bankers Fidelity Life Insurance Company and American Independent Life Insurance Company (collectively "Bankers Fidelity"), American Southern Insurance Company ("American Southern") and Georgia Casualty & Surety Company ("Georgia Casualty" ). Effective January 1, 1997, Atlantic American Life Insurance Company was merged into Bankers Fidelity Life Insurance Company. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

OVERVIEW

   Atlantic American Corporation's net income for 1998 was $8.6 million ($.37 per share), compared to a net income of $8.0 million ($.35 per share) in 1997, and $3.2 million ($.09 per share) (net income of $7.6 million or $.32 per share from continuing operations) in 1996. The increase in earnings in 1998 was primarily attributable to an increase in realized gains. The increase in earnings from continuing operations in 1997 was also driven by an increase in profitability from insurance operations.
   As discussed below, 1997 represents the first full year not impacted by the discontinued operations of the Company's previously owned retail furniture operations.

ACQUISITIONS

   On October 1, 1997, the Company acquired American Independent Life Insurance Company ("American Independent") for approximately $2.7 million in cash. American Independent specializes in traditional life insurance and supplemental health insurance, including Medicare supplement. American Independent has been consolidated in the Company's December 31, 1997 balance sheet. Results of operations and cash flows are reflected from the date of acquisition. Following the consummation of the acquisition, the operations of American Independent were consolidated into the operations of Bankers Fidelity Life Insurance Company.
   On October 28, 1997, the Company acquired Self-Insurance Administrators, Inc. ("SIA, Inc.") for approximately $1.2 million in common stock of the Company. SIA, Inc. specializes in the administration of self-insured workers'
compensation funds and was acquired to complement the Company's existing workers' compensation book of business. SIA Inc.'s balance sheet has been consolidated in the Company's December 31, 1997 balance sheet, while the results of operations and cash flows of SIA, Inc. have been included since the date of acquisition.
   On April 8, 1998, the Company acquired two blocks of Medicare supplement business from Commonwealth Life Insurance Company and from Colonial Life & Accident Insurance Company. At the same time, the Company sold a portion of its long-term care and home health care business to Life and Health of America. Net proceeds received by the Company from these transactions were approximately $600,000. The transactions increased annualized premium by approximately $700,000.

DISCONTINUED OPERATIONS

   In early 1996, the Company announced its intent to sell its furniture operations. The furniture division, which consisted of Leath Furniture, LLC (f/k/a Leath Furniture, Inc.) and its subsidiaries, Modernage Furniture, Inc. and Jefferson Home Furniture Company, Inc. (collectively, "Leath"), suffered significant losses in an industry wide downturn. Management anticipated continued losses in the future and, therefore, decided to exit the retail furniture business and concentrate on its core insurance businesses (see Note 8 of the Notes to Consolidated Financial Statements). The Company completed the sale of its approximately 88% interest in Leath on April 8, 1996, to Gulf Capital Services, Ltd., a related party (see Note 14 of the Notes to Consolidated Financial Statements).
   The Company incurred an additional loss from discontinued operations of $4.4 million in 1996. Previously separated intersegment revenues attributable to mortgage loans from the insurance companies to Leath have been included in investment income of the continuing operations of the insurance segment.

RESULTS OF CONTINUING OPERATIONS

Revenue
   The Company markets insurance through various distribution channels. The following table summarizes the insurance premiums during each of the three years ended December 31, 1998, 1997 and 1996 by company and line of business.

                      Net Earned Premium by Company by Line
                                 (in thousands)

                                          Year Ended December 31,
--------------------------------------------------------------------------------
                                  1998               1997              1996
--------------------------------------------------------------------------------
                             Amount    % of     Amount   % of      Amount   % of
                                      Total             Total              Total
--------------------------------------------------------------------------------
Bankers Fidelity:
  Ordinary Life             $10,848  11.88%   $ 9,437  10.64%    $ 8,937  10.39%
  Mass Market Life              900    .99%     1,016   1.15%      1,303   1.51%
--------------------------------------------------------------------------------
    Total Life               11,748  12.87%    10,453  11.79%     10,240  11.90%
--------------------------------------------------------------------------------
  Medicare Supplement        19,743  21.63%    12,534  14.13%     11,560  13.44%
  Cancer, accident and        2,986   3.27%     3,980   4.49%      4,178   4.86%
    other health
--------------------------------------------------------------------------------
    Total Accident and       22,729  24.90%    16,514  18.62%     15,738  18.30%
      Health
--------------------------------------------------------------------------------
      Total Bankers          34,477  37.77%    26,967  30.41%     25,978  30.20%
        Fidelity
--------------------------------------------------------------------------------
Georgia Casualty:
  Workers' Compensation      14,344  15.71%    12,841  14.48%     13,826  16.07%
  Business Automobile         3,750   4.11%     4,031   4.55%      2,550   2.96%
  General Liability           1,619   1.77%     1,387   1.56%      1,152   1.34%
  Property                    2,100   2.30%     1,657   1.87%      1,269   1.48%
--------------------------------------------------------------------------------
    Total Georgia
      Casualty               21,813  23.89%    19,916  22.46%     18,797  21.85%
--------------------------------------------------------------------------------
American Southern:
  Automobile Liability       25,539  27.98%    30,909  34.85%     30,889  35.91%
  Automobile Physical
    Damage                    2,145   2.35%     4,508   5.08%      4,865   5.66%
  General Liability           4,291   4.70%     3,116   3.51%      1,947   2.26%
  Property                    2,970   3.25%     3,206   3.62%      3,461   4.02%
  Surety                         57    .06%        60    .07%         88    .10%
--------------------------------------------------------------------------------
    Total American
      Southern               35,002  38.34%    41,799  47.13%     41,250  47.95%
--------------------------------------------------------------------------------
Total Consolidated          $91,292 100.00%   $88,682 100.00%    $86,025 100.00%
================================================================================

   Premium revenue for 1998 was $91.3 million compared to $88.7 million in 1997 and $86.0 million in 1996, a 3% increase in both 1998 and 1997. Premiums at American Southern declined 16% in 1998 as management decided to exit some smaller lines of business where profits were below expectations. In addition, American Southern's premiums were impacted by a decrease in the net rate charged for one of its large block accounts. Management believes that while this net rate has declined, as the result of a heightened competitive environment, the account will continue to be profitable. Georgia Casualty's earned premiums increased 10% or $1.9 million in 1998. This increase in premium reflects the impact of an increased marketing effort, particularly in the fourth quarter of 1997, the results of which are now being realized. Premiums from the workers' compensation line of business, Georgia Casualty's core line, increased 12% in 1998. In 1997, Georgia Casualty's premiums increased 6% over 1996 with a decline in workers' compensation premiums being offset by modest increases in its other lines of business.
   Earned premium at Bankers Fidelity increased 28% or $7.5 million. The increase in premium volume is attributable to both the acquisition of American Independent in the fourth quarter of 1997 and strong internal growth as the result of an intensified marketing campaign. American Independent contributed $3.0 million in earned premium in 1998 compared to $1.0 million in the three-month period following its acquisition in 1997. Bankers Fidelity's Medicare Supplement line increased 58% in 1998 as competitors whose primary focus is not on this market began to exit. In addition, premiums from Bankers Fidelity's life insurance products increased 12% with significant growth experienced in the sale of ordinary life products. Growth in premiums of 4% in 1997 for Bankers Fidelity was primarily attributable to the Medicare Supplement line. Annualized premium for Bankers Fidelity increased to $38.0 million from $33.7 million at the end of 1997 and $26.7 million at the end of 1996.
   Investment income increased a modest 2% in 1998, after increasing 1% from 1996 to 1997. Although invested assets (excluding cash and short-term investments) increased 14% over the course of the year, declining interest rates and a flat yield curve brought down yields. Management has continued to focus on investing in short and medium maturity bonds of high quality, in addition to government-backed securities. In 1998, the Company also increased its holdings in preferred stocks as management sought additional avenues to increase the overall yield on the investment portfolio. The carrying value of funds available for investment (which includes cash, short-term investments, bonds, and common and preferred stocks) at December 31, 1998 was $192.7 million, an increase over 1997 of $2.6 million, due primarily to cash provided by operations offset by the repayment of debt and preferred stock. Unrealized investment gains of $28.8 million were 2% below 1997 unrealized investment gains.
   Realized investment gains increased $1.8 million in 1998 after decreasing by $513,000 in 1997. Management is continually evaluating the composition of the Company's investment portfolio and will periodically divest appreciated investments as deemed appropriate.

Benefits and Expenses
   Total insurance benefits and losses decreased slightly in 1998 after a 12% increase in 1997. At American Southern, insurance benefits and losses decreased by $7.0 million, with American Southern recording a loss ratio (the ratio of insurance benefits and losses to premiums) of 66.1%, down from 72.2% in 1997. The decline in the loss ratio is attributable to favorable development on past accident years, which, when coupled with the decline in premium volume, is the reason for the significant decline in insurance benefits and losses at American Southern. In 1997 insurance benefits and losses at American Southern increased $1.6 million, the result of an increase in the loss ratios from 1996 and 1997 from 69.3% to 72.2%. Georgia Casualty experienced a modest increase in insurance benefits and losses to $16.2 million from $15.3 million in 1998. In 1997, Georgia Casualty experienced a $2.8 million increase over 1996 and at that time began a program of tightened underwriting standards and increased risk management programs. As a result, the loss ratio in 1998 was 74.3%, down from 76.6% in 1997. In 1996, Georgia Casualty recorded a loss ratio of 66.4%. The increase in the loss ratio from 1996 to 1997 was the result of worse than anticipated claims frequency in one agent's line of business.
   Insurance benefits and losses at Bankers Fidelity increased $5.9 million in 1998 primarily as a result of the increase in insurance premiums. In 1997, insurance benefits and losses for the Company increased $1.5 million also from increased premium volume. The loss ratio for Bankers Fidelity increased from 57.8% to 62.3% in 1998 due to a change in the mix of business. In 1998, Bankers Fidelity had a significant increase in Medicare premiums, which have higher expected losses than the Company's life business, but also have lower commission and operating costs.
   Commission and underwriting expenses increased 18%, or $4.1 million, in 1998 after a $3.9 million decline in 1997. The 1998 increase is due to the increased premium volume at Bankers Fidelity and increased profit sharing at American Southern. Much of American Southern's business is structured such that its agents commissions are adjusted up or down depending on the loss experience of their business. If losses decline, commission expenses will increase accordingly. American Southern's expense ratio (the ratio of commission and underwriting expenses to insurance premiums) increased from 23.3% in 1997 to 27.9% in 1998, the result of the aforementioned profit sharing structure. In 1996, American Southern reported an expense ratio of 24.9%. Georgia Casualty's expense ratio increased from 27.7% to 32.3%. In 1997 the expense ratio was favorably impacted by a contingent ceding commission received under Georgia Casualty's reinsurance agreements which amounted to $1.0 million compared to $161,000 in 1998. In 1996, Georgia Casualty's expense ratio was 35.3%.
   The expense ratio for Bankers Fidelity decreased from 44.5% in 1997 to 43.5% in 1998. Commission and underwriting expenses increased $3.0 million due to the significant increase in premium volume. The decline in expense ratio is attributable to the change in the mix of business that was previously discussed and operating efficiencies obtained from the integration of the operations of American Independent. In 1997, commission and underwriting expenses decreased $3.0 million, from $14.9 million in 1996, primarily from operating efficiencies gained from the merger of Atlantic American Life Insurance Company with Bankers Fidelity.
   The Company had a net deferral of acquisition costs of $492,000 in 1998, compared to a net deferral of $1.3 million in 1997 and a net deferral of $280,000 in 1996. Aside from the items previously discussed, the increase in deferred costs is attributable to the increase in business produced at Bankers Fidelity.
   Interest expense in 1998 decreased to $2.1 million from $2.9 million in 1997 and $3.3 million in 1996. The decrease in 1998 was due to a reduction of debt in 1998 and 1997 coupled with a decline in the Company's prime rate based borrowing rate. As a result of the Company meeting certain financial criteria, the interest rate under the Company's term note with Wachovia Bank of Georgia, N.A.

("Wachovia") was reduced from the prime rate of interest to 50 basis points below the prime rate. In addition, prompted by declines in the federal lending rate, Wachovia decreased its prime lending rate in 1998, resulting in a net reduction in the Company's interest rate under this facility of 1.25%.
   Other operating expenses increased $1.1 million, or 18%, after declining in 1997 by $612,000 and increasing by $534,000 in 1996. The increase in other operating expenses is attributable to several one-time expenses, including $300,000 in expenses incurred to bring the Company's computer systems into compliance with the Year 2000 (see Year 2000 discussions below) and an increase in general operating expenses. In 1997, the decrease over 1996 general operating expense was the result of non-recurring legal fees incurred in 1996 relating to the divestiture of Leath.
   The Company's net tax provision of $145,000, $138,000 and $204,000 in 1998, 1997 and 1996 respectively, was primarily for alternative minimum taxes.

LIQUIDITY AND CAPITAL RESOURCES

   The major cash needs of the Company are for the payment of claims and expenses as they come due, maintaining adequate statutory capital and surplus to satisfy state regulatory requirements and debt service requirements of the Parent. The Company's primary sources of cash are written premiums and investment income. Cash payments consist of current claim payments to insureds and operating expenses such as salaries, employee benefits, commissions, taxes, and shareholder dividends, when earnings warrant such payment. By statute, the state regulatory authorities establish minimum liquidity standards, primarily to protect policyholders.
   The Company's insurance subsidiaries reported a combined statutory profit of $8.6 million in 1998 compared to $9.2 million in 1997 and $8.9 million in 1996. The statutory results in 1998 were comprised of a $5.0 million profit at American Southern, a $2.1 million profit at Georgia Casualty and a $1.5 million profit at Bankers Fidelity. The 1997 statutory results were comprised of a profit of $4.8 million from American Southern, $1.9 million from Georgia Casualty, and $2.5 million from Bankers Fidelity. The 1996 statutory results were comprised of a profit of $5.6 million from American Southern, $2.0 million from Georgia Casualty and $1.3 million from Bankers Fidelity.
   Statutory results differ from the results of operations under generally accepted accounting principles ("GAAP") for American Southern and Georgia Casualty due to the deferral of acquisition costs. Bankers Fidelity's statutory results differ from GAAP primarily due to deferral of acquisition costs, as well as different reserving methods.
   On December 31, 1995, the Company entered into a Credit Agreement with Wachovia Bank of Georgia, N.A. The Credit Agreement provides for aggregate borrowings of approximately $34.0 million. At December 31, 1998, the Company had outstanding borrowings under the Credit Agreement of $26.0 million, of which approximately $2.4 million will become due and payable during 1999. The Company intends to repay its obligations under the Credit Agreement using dividend payments received from its subsidiaries and through receipts from its tax-sharing agreement with its subsidiaries. In addition, the Company believes that the balance due in the year 2000 of $23.6 million can be refinanced with the current lender if the Company so chooses.
   In connection with entering into the Credit Agreement, the Company converted, effective December 31, 1995, approximately $13.4 million in outstanding debt to affiliates into a new series of preferred stock, which accrues dividends at 9% per year. The Company has accrued but not paid the cumulative dividends on this preferred stock since its issuance and does not currently intend to pay such dividends in 1999. At December 31, 1998, the Company had accrued but unpaid dividends on its Series B Preferred Stock totaling $3.6 million.
   On December 31, 1998, the Company retired all of the outstanding shares of Series A Convertible Preferred Stock ("Series A Stock") which paid an annual dividend of 10.5%. Shareholders of 20,000 shares of the Series A Stock chose to elect their conversion option and converted their shares of Series A Stock into 469,760 shares of Atlantic American Corporation common stock at a conversion price of approximately $4.26 per share. The remaining 10,000 shares were redeemed at par for $1,000,000.
   The Company provides certain administrative and other services to each of its insurance subsidiaries. The amounts charged to and paid by the subsidiaries in 1998 was $6.5 million and a constant at $5.6 million in 1997 and 1996. In addition, the Company has a formal tax-sharing agreement with each of its insurance subsidiaries. A net total of $1.9 million, $1.2 million and $3.4 million were paid to the Company under the tax-sharing agreement in 1998, 1997 and 1996, respectively. It is anticipated that this agreement will provide the Company with additional funds from profitable subsidiaries due to the subsidiaries' use of the Company's tax loss carryforwards which totaled approximately $42 million at December 31, 1998.
   Approximately 93% of the invested assets of the insurance subsidiaries are in marketable securities that can be converted into cash, if required; however, use of such assets by the Company is limited by state insurance regulations. Dividend payments to the Company by the insurance subsidiaries are subject to annual limitations and are restricted to the accumulated statutory earnings of the individual insurance subsidiaries. At December 31, 1998, Georgia Casualty had $13.7 million of accumulated statutory earnings, Bankers Fidelity had $17.4 million of accumulated statutory earnings, and American Southern had $20.5 million of accumulated statutory earnings for a total of $51.6 million.
   Net cash provided by operating activities totaled $5.5 million in 1998 and $8.6 million in 1997, compared to $8.4 million in 1996. The Company incurred a total cost of $394,000 in 1998, $733,000 in 1997 and $1.6 million in 1996 for additions to property and equipment, which mainly represent leasehold improvements and additions and enhancements to existing computer systems. Cash and short-term investments decreased to $32.4 million in 1998 as funds were shifted from short-term investments into longer-term and higher yielding investments.
   The Company believes that the fees, charges and dividends it receives from its subsidiaries and, if needed, borrowings from banks and affiliates of the Company will enable the Company to meet its liquidity requirements for the foreseeable future. Management is not aware of any current recommendations by regulatory authorities which, if implemented, would have a material adverse effect on the Company's liquidity, capital resources or operations.

YEAR 2000

   Many existing computer systems and equipment with embedded computer chips currently in use were developed using two digits rather than four digits to specify the year. As a result, many systems will recognize a date code of "00" as the calendar year 1900 rather than 2000 which could cause systems to fail or cause erroneous results in date sensitive systems.
   The Company's operating systems, most of which depend on date sensitive data, are integral to its business. The Company has developed a program to assess the state of readiness of the Company's internal systems, both computer systems and those with embedded micro-processors, and those of its vendors and customers, the remediation measures necessary for those systems to be Year 2000 compliant, the costs to undertake such measures and to develop appropriate contingency plans.
   The Company's program to assess its internal systems (which include both hardware and software) is continuing. The Company has identified four critical operating systems that require the highest level and priority of testing to ensure that performance is not adversely affected by the Year 2000 issue. At the end of 1998, the Company had completed all scheduled modifications to its systems to appropriately address the Year 2000. Initial testing of these systems has been completed and the Company is currently running on these modified systems. Additional testing will continue through the first half of 1999. To date, the Company has been able to remediate its systems through upgrades, rather than system replacement. The failure of any of those systems as a result of the Year 2000 issue would inhibit the Company's ability to conduct its business and process claims, and would likely have a material adverse effect on the Company's results of operations. The Company is also continuing to test less critical information systems and systems with embedded micro-processors for compliance, and expects that phase to be completed by the end of the first quarter of 1999. As that testing process continues, the Company is developing contingency plans to enable the Company to fulfill the functions performed by those systems in the event of failure. The development of contingency plans is ongoing; however, the Company expects to have in place contingency plans for its critical operating systems, as well as for less critical systems and vendor alternatives, by the beginning of the fourth quarter of 1999.
   While the Company is taking every precaution to address the Year 2000 issue, some uncertainty remains. The Company can not control the activities of its third party vendors, and the Company may have failed to identify and remediate all of its systems and other such uncertainties. As a result, management cannot determine whether or not Year 2000 related problems that could arise will have a material impact on the Company's financial condition or results of operations.
   As part of this process, the Company is continuing its process of surveying its vendors and service providers and customers in order to identify areas in which Year 2000-related problems with external systems could cause disruptions, delays or failures that could impact the Company. As the results of these external surveys are assessed, the Company expects to develop appropriate contingency plans. While unlikely, it is possible that a major service provider, such as a utility company, may be unable to provide the Company with its needed service for a period of time. If such an event were to happen, the Company might not be able to provide services until the utilities are returned.
   During 1998, the Company spent approximately $300,000 to modify existing systems and applications to address the Year 2000 issue. The Company estimates that an additional $100,000 will be incurred in 1999. The Company does not anticipate that the costs of bringing its systems into compliance would have a material adverse effect on the results of operations or financial condition of the Company.

DEFERRED TAXES

At December 31, 1998, the Company had a net cumulative deferred tax asset of zero. The net cumulative deferred tax asset is the result of $18.7 million of deferred tax assets, offset by $13.9 million of deferred tax liabilities, and a $4.8 million valuation allowance. SFAS No. 109 requires that a valuation allowance be recorded against tax assets which are not likely to be realized. The Company's carryforwards expire at specific future dates and utilization of certain carryforwards is limited to specific amounts each year. Due to the uncertain nature of the ultimate realization of these carryforwards, the Company has established a full valuation allowance against them. The Company's ability to generate taxable income from operations is dependent upon various factors, many of which are beyond management's control. The Company has taken measures to ensure the existence of the carryforwards in future periods; however, there can be no assurance that these measures will ultimately provide successful. The Company operates in segments of the insurance industry that are extremely competitive and writes lines of business that are subject to significant losses. Accordingly, there can be no assurance that the Company will generate future taxable income based on historical performance. The realization of the deferred tax assets is assessed periodically based on the Company's current and anticipated results of operations.

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

INTEREST RATE AND MARKET RISK

   Due to the nature of the Company's business it is exposed to both interest rate and market risk. Changes in interest rates may result in changes in the fair value of the Company's investments, cashflows and interest income and expense. To mitigate this risk, the Company invests in high quality bonds and avoids investing in securities that are directly linked to loans or mortgages.
   A 100 basis point increase in interest rates at December 31, 1998 would result in a decrease of approximately $375 in the value of the investment portfolio. A 100 basis reduction in interest rates would not have a material impact on the Company's results of operations.
     The Company is also subject to risk from changes in equity prices. Atlantic American owned $26.0 million of common stock of Wachovia Corporation at December 31, 1998. A 10% decrease in the share price of the common stock of Wachovia Corporation would result in a decrease of approximately $2.6 million to shareholders' equity.
   The interest rate on the Company's note payable is tied to the prime rate of interest. A 100 point basis increase in the prime rate would result in an additional $260,000 in interest expense.

FORWARD-LOOKING STATEMENTS

   This report contains and references certain information that constitutes forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Those statements, to the extent they are not historical facts, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based upon management's assessments of various risks and uncertainties, as well as assumptions made in accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of such risks and uncertainties, including those identified in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and the other filings made by the Company from time to time with the Securities and Exchange Commission.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Atlantic American Corporation:

   We have audited the accompanying consolidated balance sheets of Atlantic American Corporation (a Georgia corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements (pages 10 through 24) referred to above present fairly, in all material respects, the financial position of Atlantic American Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




                               /s/
                               ---------------------------------------
                               ARTHUR ANDERSEN LLP

Atlanta, Georgia
March 26, 1999



MARKET INFORMATION (UNAUDITED)

   The common stock of the Company is quoted on the Nasdaq National Market under the symbol "AAME". As of December 31, 1998, the Company had approximately 5,040 stockholders, including beneficial owners holding shares in nominee or "street" name. The following tables show for the periods indicated the range of the reported high and low prices of the common stock on the Nasdaq National Market and the closing price of the stock and percent of change at December 31. The Company did not declare or pay cash dividends on its common stock during the year ended December 31, 1997. Since 1988, the Company has retained its earnings to support the growth of its business.


                                              1998                 1997
--------------------------------------------------------------------------------
                                         High      Low        High       Low
--------------------------------------------------------------------------------
      First quarter                   $ 5 1/2    $ 4 5/8    $ 3 3/4    $ 3 1/16
      Second quarter                    5 1/16     3 7/8      3 1/4      2 1/2
      Third quarter                     5 1/4      4          4 1/8      2 1/2
      Fourth quarter                    4 15/16    3 5/8      5 1/2      4



                                       1998    1997     1996     1995     1994
--------------------------------------------------------------------------------
December 31, stock price
  close per share                    $ 4 7/8  $5 1/16  $3 1/16  $2 5/16  $2 1/4
Stock price percentage of
  change from prior year               -3.7%   +65.3%   +32.4%    +2.8%  +28.6%

                                   DIRECTORS
                                J. MACK ROBINSON
                                    Chairman
                          Atlantic American Corporation

                              HILTON H. HOWELL, JR.
                      President and Chief Executive Officer
                          Atlantic American Corporation

                          THE HONORABLE EDWARD E. ELSON
                         Former United States Ambassador
                            to the Kingdom of Denmark

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

                             WILLIAM H. WHALEY, M.D.
                     William H. Whaley, M.D., P.C., F.A.C.P.

                                  DOM H. WYANT
                   Retired Partner, Jones, Day, Reavis & Pogue


                                    OFFICERS
                                J. MACK ROBINSON
                                    Chairman

                              HILTON H. HOWELL, JR.
                      President and Chief Executive Officer

                               EDWARD L. RAND, JR.
                          Vice President and Treasurer

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

Tissue Insert in Annual Report:

                                  SUBSIDIARIES

                     Bankers Fidelity Life Insurance Company
                   American Independent Life Insurance Company

                                J. MACK ROBINSON
                                    Chairman

                              HILTON H. HOWELL, JR.
                                  Vice Chairman

                                  EUGENE CHOATE
                                    President

                        Georgia Casualty & Surety Company

                                J. MACK ROBINSON
                             Chairman and President

                              HILTON H. HOWELL, JR.
                                Vice Chairman and
                            Executive Vice President

                       American Southern Insurance Company
                        American Safety Insurance Company

                              ROY S. THOMPSON, JR.
                                Chairman Emeritus

                                 CALVIN L. WALL
                      Chairman and Chief Executive Officer

                                SCOTT G. THOMPSON
                      President and Chief Financial Officer

                       Self-Insurance Administrators, Inc.

                              HILTON H. HOWELL, JR.
                                    Chairman

                                ANDY M. THOMPSON
                                    President

Inside Page Cover:

SHAREHOLDER INFORMATION

ANNUAL MEETING

Atlantic American's annual meeting of shareholders will be held on Tuesday, May 4, 1999, at 9:00 a.m. in the Peachtree Insurance Center, 4370 Peachtree Road, N.E., Atlanta, Georgia. Holders of common stock of record at the close of business on March 8, 1999, are entitled to vote at the meeting, and all parties interested in Atlantic American are invited to attend. A notice of meeting, proxy statement and proxy were mailed to shareholders with this annual report.


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

(Back Cover to Annual Report)


Atlantic
American
Corporation

4370 Peachtree Road, N.E.
Atlanta, Georgia 30319-3000
Telephone:  404-266-5500
Facsimile:  404-266-5702
Internet:    www.atlam.com