Form 10-K, Exhibit 13
period 1999-12-31
ATLANTIC AMERICAN CORP
filed 2000-03-30
CIK 8177

Exhibit 13.1

Inside Front Cover :
Corporate Profile

   Atlantic   American   Corporation  is  an  insurance  holding  company  whose
subsidiary companies are involved in well-defined specialty markets of the life, health, property and casualty insurance industries.

SELECTED FINANCIAL DATA

(Dollars in thousands, expect per share data)

                                                 Year Ended December 31,
                                       --------------------------------------
                                      1999     1998     1997     1996     1995
                                      ------------------------------------------
  Insurance premiums              $107,594  $ 91,292   $88,682 $ 86,025 $43,373
  Investment income                 12,877    11,499    11,256   11,151   6,566
  Other income                       1,172       366       201      306       -
  Realized investment gains, net     2,831     2,909     1,076    1,589   1,731
                                    -------------------------------------------
    Total revenue                  124,474   106,066   101,215   99,071  51,670
                                    --------------------------------------------

  Insurance benefits and losses
       incurred                     77,563    60,845    61,018   54,281  24,689
  Other expenses                    42,989    36,518    32,026   36,975  23,897
                                   --------------------------------------------
    Total benefits and expenses    120,552    97,363    93,044   91,256  48,586
                                    --------------------------------------------
                                     3,922     8,703     8,171    7,815   3,084
  Income tax (benefit) provision    (6,988)      145       138      204     (34)
                                    --------------------------------------------
    Income from continuing
         operations                 10,910     8,558     8,033    7,611   3,118
    Loss from discontinued
             operations,net              -         -         -   (4,447)(10,094)
                                        ----------------------------------------

     Net income (loss)             $10,910   $ 8,558  $  8,033   $3,164 $(6,976)
                                    ============================================

  Basic net income (loss)
     per common share:
   Income from continuing
     operations                     $  .48   $   .37 $     .35   $  .33  $ .15

    Loss from discontinued
            operations               $   -    $    -  $      -   $  (.24)$(.54)
                                ------------------------------------------------
      Net income (loss)             $  .48    $  .37   $   .35   $  .09  $(.39)
                                -----------------------------------------------
  Diluted net income (loss) per
        common share:
    Income from continuing
        operations                  $  .46   $   .37 $     .35   $  .32   $ .15

    Loss from discontinued
            operations                   -         -         -     (.23) $ (.54)
                                  ----------------------------------------------

      Net income (loss)             $  .46   $   .37   $   .35 $    .09  $ (.39)
                                ------------------------------------------------

  Book value per common share   $     3.12 $    3.60 $    3.27 $   2.29 $   1.61
  Common shares outstanding         21,027    19,120    18,907   18,684   18,679
  Total assets                  $  351,144 $ 273,131 $ 271,860 $252,994 $245,494
  Total long-term debt           $  51,000 $  23,600 $  27,600 $ 25,994 $ 31,569
  Total debt                       $51,000 $  26,000 $  28,600 $ 35,611 $ 44,921

  Total shareholders'
    equity before accumulated
    other comprehensive income    $ 71,112 $  53,431 $  48,685 $ 41,423 $ 30,889

  Total shareholders'
    equity after accumulated
    other comprehensive income    $ 78,948 $  82,217 $  78,183  $ 59,136 $46,478

  Operating return on
      beginning equity *             15.1%     11.6%     16.8%   19.5%   5.7%

  * Operating return on equity is calculated by dividing total shareholders' equity before accumulated other comprehensive income into net income from continuing operations less realized gains.

President's Message

To Our Shareholders:


      Looking back, 1999 was a year of challenges faced and milestones reached for Atlantic American. Our regional property and casualty operations weathered the battering of the soft pricing environment prevalent in our industry, and successfully began adjusting our pricing upward, while our life and health insurance operations have never had a more successful year in terms of growth and profitability. On a consolidated basis Atlantic American reported fair, but profitable results, and was able to continue to grow both internally and through acquisition.

      To briefly summarize the results for the year, consolidated revenue increased to over $124.4 million, an increase of over 17%. Net income for the year was $10.9 million compared to $8.6 million in 1998. However, the current year was favorably impacted by an adjustment to the valuation allowance established against our deferred tax asset; excluding this tax benefit, net income was $3.9 million. Book value per share declined to $3.12 from $3.60 in 1998, as incresing interest rates and declines in the securities markets adversely impacted our investment portfolio.

      On July 1, we completed the acquisition of Association Casualty Insurance Company, an "A-" A.M. Best rated workers' compensation specialist in Texas, and its affiliate, Association Risk Management General Agency, Inc., together known as "Association Casualty." With the addition of these companies, we have expanded our regional underwriting focus into Texas and the Southwest. Harold Fischer, the founder, President and principal shareholder of Association Casualty, has continued with the companies and has joined our board of directors. We are extremely pleased to have him on board. All of the remaining management of the companies, most notably Dianne Morris and Evelyn Hickey, COO and CFO, respectively, has continued under our new ownership. Association Casualty was one of the first companies to return to the workers' compensation market in Texas after reforms were enacted in the early 1990s, and it has built a solid book of business throughout the state. This acquisition roughly doubles our regional, commercial book of business and gives us much greater underwriting flexibility by allowing us to pair Association Casualty's filings and rate structures with that of Georgia Casualty. In 2000, Association Casualty will be expanding its underwriting capacity in order to write all lines of its clients' insurance accounts. We believe that this expanded underwriting capacity will allow the company to significantly grow its premiums and protect its book of business. The acquisition of Association Casualty is our sixth acquisition since 1995 and our second largest, after the acquisition of American Southern at the end of 1995. I am certain that it will also prove to be one of our most successful.

      It is always a significant event when someone new joins the senior ranks of a company's management, and it is certainly true with the addition of Bob Kitchen as the new president of Georgia Casualty. Bob is a dynamic individual who brings a tremendous amount of industry experience to Atlantic American. Prior to joining us in May 1999, Bob had spent his entire career with Safeco, most recently serving as Vice President, Safeco Commercial Insurance. He also served as their national director of workers' compensation from 1992 to 1997.Since joining Atlantic  American,  Bob has worked  diligently to improve
Georgia Casualty's  market  position,   coordinate  its  relationship  with
Association Casualty, and hone its focus to create the premier, regional insurance carrier in the Southeast. We expect great things from Bob and the new Georgia Casualty he is fashioning.

      American Southern, our single largest property and casualty operation, specializes in large account, program business throughout the United States. Unlike our other property and casualty operations, American Southern does not concentrate its operations geographically, but instead focuses on individual accounts which are large enough that they can be uniquely priced, underwritten and reinsured. Currently, the vast majority of American Southern's book of business consists of commercial automobile accounts, but the company has many smaller accounts in other lines of business. Due to the longer terms of an average contract, American Southern has not been directly impacted by short-term price swings. American Southern has a long tradition of correctly pricing its accounts, and consequently, continues to report successful results and steady premium income in line with its prior experience. This year also saw American Southern complete the initial phase of its joint venture with the AAA Motor Club of the Carolinas, offering personal automobile coverage to club members. We are particularly optimistic about this joint venture as a model for future growth and American Southern's current opportunity to significantly grow this account during the upcoming year.

      Our life and health operations, represented by Bankers Fidelity, completed one of its most successful years ever in 1999. Total premiums written grew by 20% and total revenue grew by 19% to $48 million. An initiative to streamline our operations and reduce our cost structure produced significant results in Bankers Fidelity and we anticipate close to $1 million in cost reductions in this company alone, which we believe we can bring to the bottom line in 2000. Gene Choate, the president of Bankers Fidelity since 1987 and Anthony Chapman, the company's chief marketing officer since 1993, have been quite successful in expanding our regional sales distribution network, most notably this year in the mid-Atlantic and midwest regions. As we begin 2000, a new network of dedicated professionals is in place in our western region and we expect this expansion to lead the way in new business production in the coming year. In April we received final regulatory approval for the merger of Bankers Fidelity and American Independent Life Insurance Company, which we acquired in 1997, with Bankers Fidelity being the surviving entity. This merger, in tandem with our restructuring efforts, should help to reduce our operating costs going forward.

     Atlantic American was also active this year in enhancing its capital structure. In June, the company issued $25.0 million in Taxable Variable Rate Demand Bonds, maturing in 2009, to replace a portion of our existing bank facility. The bonds are backed by a letter of credit issued by Wachovia Bank. In conjunction with the issuance of these bonds, Atlantic American repaid and terminated its prior credit facility, which would have matured on December 31, 2000. Further, to finance a portion of the acquisition of Association Casualty, we entered into a $30 million revolving credit facility with Wachovia Bank. The revolver has a five-year term and requires no principal payments until maturity. At year-end, the company had drawn down $26 million of the available facility, but in the first quarter of 2000 we elected to repay $1 million in principal, leaving total debt at $50 million as of the date of this letter.

      In addition, at its final meeting of 1999, the board of directors authorized the acquisition of up to an additional 500,000 shares of Atlantic American's issued and outstanding common stock pursuant to our previously authorized stock repurchase program. As in the past, the shares will be repurchased periodically based upon prevailing market conditions and held as treasury shares primarily to satisfy our obligations to various employee benefit programs. With the new authorization, Atlantic American is able to repurchase approximately 620,000 additional shares.

      In January, we received the news that our "A-" group rating was affirmed by Standard & Poor's and was extended to cover Association Casualty. We are gratified by this affirmation, especially in light of the difficult year our industry has had in 1999.

      At the beginning of 1999, many were predicting disaster for our industry as it looked to overcome the challenge of converting to Year 2000 compliant computer systems. Thanks to the dedication and hard work of our entire staff, in particular Clark Berryman, the head of Atlantic American's Information Services Department, and his associates in all of our subsidiaries, the year 2000 arrived without any disruption in our operations or to our customers. Further, we encountered no problems from our vendors or the systems or services that they provide our Company.

      As you will note by our cover design for this report, we have refined our "double A" Atlantic American corporate logo. The new look is being extended to many of our subsidiary companies to give them a unified brand identification with Atlantic American Corporation. As we continue to expand our underwriting capacity, regional distribution and product offerings, this new brand identification will help us to capitalize on our strong relationships with our agents and customers and will aid our efforts to create new cross-marketing opportunities among our operating entities.

      In spite of the extremely competitive insurance marketplace, we look to the upcoming year with confidence. One of the advantages of being a regional insurance operation is that we can move quickly to address changes in the marketplace and, consequently, we believe that we will report improved results in 2000. Atlantic American has never before had the depth of intellectual capital and the underwriting capacity that we have today. We can assure you that we are all working hard each and every day to build on the resources we have in place and to create an ever stronger company - a company built to last - which will serve the needs of our customers and shareholders alike for many years to come.

      Thank you for your trust and confidence.


        /s/                                     /s/
 -----------------                        --------------------
J. Mack Robinson                          Hilton H. Howell, Jr.
Chairman of the Board                     President & CEO

American Southern Insurance Company and American Safety Insurance Company, collectively referred to as "American Southern," are a consistent and significant contributor of revenue and profit to Atlantic American Corporation. A specialty marketer of automobile liability and physical damage insurance to large commercial policyholders, American Southern's book of business is comprised primarily of large, long-term contracts. Both companies under the American Southern umbrella are rated "A-" ("Excellent") by A.M. Best Company.

Marketing through independent agents, the company is licensed in 24 states. Most of the company's business, however, comes from Georgia, South Carolina and Florida.

Through a joint venture with the AAA of the Carolinas Motor Club, American Auto Club Insurance Agency, American Southern underwrites standard automobile business to members of the association. The increase in written and gross premiums reported by the company during 1999 was due, in large part, to this joint venture, in which American Southern holds a 50% interest.

In addition to the joint venture, American Southern produces a significant amount of business through contracts with various states and municipalities and underwrites coverage on modular buildings such as temporary facilities for housing and storage at schools, construction sites and sports venues.

Despite intense competition, the company has been successful in maintaining and renewing most of its long-term contracts. The possibility always exists, however, that competitors may submit unprofitable bids in order to win a contract. Because American Southern has no intention of pricing at unprofitable levels, contracts up for renewal are particularly vulnerable. To increase the number of programs underwritten by the company and thereby reduce the risk of exposure that could result from the loss of a large contract, American Southern hired a new marketing representative in 1999 to develop additional programs.



Based upon the quality relationships and confidence exhibited by their customers and the quality service and unique programs offered, American Southern remains positioned to grow and to continue to be a significant contributor to Atlantic American for many years to come.

Association Casualty Insurance Company and Association Risk Management General Agency, collectively known as "Association Casualty," are the latest additions to the Atlantic American portfolio of companies. Though licensed in Texas, New Mexico and Oklahoma, Association Casualty specializes in writing workers' compensation insurance in the state of Texas. The company maintains contracts with approximately 130 independent agents located throughout the state.

Until enactment of a new law in 1991, workers' compensation in the state of Texas had traditionally been a loss leader. Once the more conservative approach to workers' compensation went into effect, ACIC began to aggressively market this line of coverage. Due to limited competition, the company was able to quickly establish a strong relationship with a core group of outstanding agents that put profitable business on the books. The company continues to maintain an excellent relationship with these same agents today.

Association Casualty underwrites a variety of business classes ranging from country clubs to car dealers. The common thread between these businesses is a low to moderate risk hazard, free from catastrophic and occupational disease exposure.

In an environment of decreasing rates due to competitive market pressures, the company experienced an underwriting loss in 1999, the first such loss in a number of years. While the company's underwriting composite of 107%, on a twelve month statutory basis, did not meet expectations, it compares favorably to the industry composite of 118%. With the company's frequency ratio the lowest it has been in the past six years, rate increases are currently being implemented to bring premiums to a level that will support loss activity.

Due to the company's high quality, liquid investment portfolio, its strong reserve position and a consistent, conservative underwriting philosophy, the A.M. Best Company reaffirmed Association Casualty's "A-" (Excellent) rating in 1999.

Looking forward, Association Casualty is poised to build on its solid foundation. During 2000, the company will expand into commercial property casualty lines to compliment its workers' compensation expertise and diversify the company's risk basis. Licensing is proceeding in a number of new states, principally in the gulf, southeastern and mid-atlantic regions.

Bankers Fidelity Life Insurance Company, the flagship company of Atlantic American's life and health operations, is an established leader in the marketing of products designed to meet the needs of the senior market. Core products include Medicare supplement, final expense life insurance and short-term care coverage. The company maintains a network of regional sales directors who recruit and manage independent agents utilizing a proprietary lead generation system. At year-end 1999, Bankers Fidelity Life had approximately 2,800 active agents principally located in second-tier cities and rural areas. The company is licensed in 35 states.

Building on the positive momentum of recent years, Bankers Fidelity Life again reported strong growth and profitability during 1999. Total premium increased by 20.4% to $41.5 million, while net income increased to $3.9 million, a 12.7% gain. As testament to Bankers Fidelity Life's positive results, the company received a rating upgrade from "B+" (Very Good) to "B++" (Very Good) from the A.M. Best Company. This was the company's second Best's Rating upgrade since 1995.

The primary factors attributable to Bankers Fidelity's continued growth are expansion into previously untapped geographic regions and unwavering commitment to its distribution system and core product lines. In addition, the company has made a concerted effort to reduce its expense structure.

During 1999, the company continued its successful expansion into the mid-atlantic and western regions. Through targeted advertising and direct mail campaigns in year 2000, the company plans to intensify agent recruiting efforts and increase market penetration in those areas.

At a time when many competitors have withdrawn from the Medicare supplement market because of unprofitable results, Bankers Fidelity remains committed to this line of business. The company has great confidence in its philosophy of realistic pricing, competitive commissions and stringent underwriting.

In 1999, the company announced a reduced, yet competitive, commission structure and implemented rate increases on all new and existing Medicare supplement policies. In spite of these changes, which might be perceived as negatives by agents and consumers, the Medicare supplement line of business accounted for more than $1.7 million in income from operations. Also critical to the company' success in 1999 was a 42% increase in the sale of its core final expense product, LP95. Going forward, the marketing plan calls for a continued focus on increasing life sales. In an effort to capitalize on niche market opportunities that arise from time to time, the company also entered into a strategic marketing alliance with an established marketing organization to sell its products via payroll deduction.


During 1999, Bankers Fidelity completed distribution of its proprietary prescription drug discount card - MatureRX - to existing customers. The complimentary card is provided to new policyowners at the time of policy issue. At year-end, nearly 87,000 MatureRX identification cards had been distributed. Total prescriptions filled under the program during 1999 totaled more than 206,000. Savings to customers amounted to more than $1.3 million. The company believes that such value-added benefits help to differentiate Bankers Fidelity from the competition, build brand loyalty and improve persistency.

Focusing on its expense structure, the company undertook, through an independent consulting firm, a rigorous review of operating expenses, procedures and personnel allocation. As a result of that study, numerous efficiencies were identified, including the reduction of full time home office employees from 71 to 60. The staff reduction was accomplished through a combination of attrition and job consolidation. Also contributing to the company's success in reducing expenses was the successful merger of American Independent Life Insurance Company with Bankers Fidelity.

Looking to 2000 and beyond, Bankers Fidelity Life has a well-defined marketing plan to produce consistent growth through new sales. The cornerstone of that plan is a commitment to continue its geographic expansion through the recruitment of new regional sales directors and an emphasis on the sale of life products. The company also anticipates having the ability to market selected products via the Internet as early as mid-2000. Bankers Fidelity looks to strengthen its position as a recognized leader in the senior market via the delivery of quality and value-added services through its network of professional regional sales directors and qualified, career agents.

Georgia  Casualty  and Surety  Company,  a  significant  component  of  Atlantic
American's portfolio of companies, is a leading provider of workers' compensation, commercial property, general liability and automobile insurance in the Southeastern United States. The company is licensed to do business in 13 states. Georgia Casualty's principal marketing territories include Georgia, Florida, North Carolina, South Carolina, Mississippi and Tennessee. At year-end 1999, the company had 105 independent agents under contract.

Georgia Casualty, along with the entire property casualty industry, was challenged by suppressed premiums and increased losses, resulting in depressed earnings. Despite these industry-wide trends, the company's strong capitalization position paved the way for an affirmation of its "B++" (Very
Good) rating from the A.M. Best Company. In addition, Atlantic American's portfolio of companies as a whole received an "A-" (Strong) rating from Standard & Poor's for the second consecutive year.

Traditionally, Georgia Casualty has specialized in providing workers' compensation coverage for the pulpwood logging, mechanized woodworking and habitational contractor industries. The company has made great strides in diversifying its business mix by gearing its product and service development toward lower hazard risk industries. Targeted markets include "main street" businesses as well as the retail, light manufacturing and service industries. To facilitate this business transition, the company is working to build relationships with agencies that specialize in these niche markets. Recognizing that the key to attracting quality agents and quality business is a competitive product line, the company has introduced a number of product enhancements on targeted business classes as well as technological improvements to better serve agent constituents.

As a result of an extensive study by an independent consulting firm, a number of staff and organizational efficiencies were implemented in 1999. Among those were the reassignment of existing personnel and the addition of experienced, qualified individuals in the areas of underwriting, claims, loss control and sales. At year-end 1999, the number of home office employees stood at 44, a net increase of three compared to 1998.

Creating long-term relationships with both agents and customers is the core of Georgia Casualty's business philosophy. Those relationships are built and nurtured by providing value-added services that help to set Georgia Casualty apart from the competition. For example, the risk management department provides customized consultative services to help customers reduce losses, enhance worker productivity and improve their company image. In addition, a 24-7-365 claim reporting system allows Georgia Casualty to promptly respond to client needs. On-staff registered nurse case managers ensure that employees return to work quickly, thus eliminating lost production time and minimizing workers' compensation costs.

Georgia Casualty continues to offer exciting sales incentives, including exceptional conferences, along with competitive profit sharing programs that reward the most productive and profitable agents. The company is committed to the continued development of staff, products and services that make it easy to do business with Georgia Casualty.

The new millennium offers many challenges, yet many opportunities for Georgia Casualty, its agents and their customers. The company will continue to deliver its traditional exemplary service through exceptional people and quality products. Georgia Casualty is proud of its past, confident of its future and committed to being the premier property casualty carrier in the Southeast.

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

                               HAROLD K. FISCHER
                                    President

                     Association Casualty Insurance Company

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

                                 DOM H. WYANT
                  Retired Partner, Jones, Day, Reavis & Pogue

                                    OFFICERS

                               J. MACK ROBINSON
                                    Chairman

                             HILTON H. HOWELL, JR.
                      President and Chief Executive Officer

                              EDWARD L. RAND, JR.
                  Vice President and Chief Financial Officer

                               CLARK W. BERRYMAN
                      Vice President, Information Services

                              MICHAEL J. BRASSER
                         Vice President, Internal Audit

                                 JANIE L. RYAN
                               Corporate Secretary

                               BARBARA B. SNYDER
                 Vice President and Director, Human Resources

                              CONSOLIDATED BALANCE SHEETS

 (Dollars in thousands,  except  per share data)

                                                               December31,
                                                             1999       1998
                                                        -----------------------
                                     ASSETS

Cash and cash  equivalents,
including  short-term  investments  of $22,471 and       $ 34,306     $ 32,385
$ 24,068 in 1999 and 1998, respectively

Investments                                               198,841      173,335

Receivables:
  Reinsurance                                              39,287       22,772

  Other, net of allowance for doubtful accounts
      of $1,717 and $1,377 in 1999 and 1998,
        respectively                                       28,478       18,912

Deferred income taxes, net                                  4,299            -

Deferred acquisition costs                                 20,398       16,881

Other assets                                                5,074        4,507

Goodwill                                                   20,461        4,339
                                                     -------------------------


    Total assets                                     $    351,144    $ 273,131
                                                   ===========================


                      LIABILITIES AND SHAREHOLDERS' EQUITY

Insurance reserves and policyholder funds            $    205,145    $ 152,659
Accounts payable and accrued expenses                      16,051       12,255

Debt payable                                               51,000       26,000
                                                     -------------------------

    Total liabilities                                     272,196      190,914
                                                     -------------------------

Commitments and contingencies  (Note 8)

Shareholders' equity:

  Preferred stock,  $1 par,  4,000,000  shares
    authorized; Series B preferred, 134,000
    shares issued and outstanding,
    $13,400 redemption value                                  134          134

  Common stock, $1 par,  30,000,000 shares
    authorized;  21,412,138 shares issued
    in  1999  and  19,405,753  shares
    issued  in  1998  and  21,026,786  shares
    outstanding in 1999 and 19,120,185
    shares outstanding in 1998                             21,412       19,406

  Additional paid-in capital                               55,677       50,406

  Accumulated deficit                                      (4,558)     (15,213)

  Accumulated other comprehensive income                    7,836       28,786

  Treasury stock, at cost,
     385,352 shares in 1999
     and 285,568 shares in 1998
                                                           (1,553)      (1,302)
                                                     -------------------------

    Total shareholders' equity                             78,948       82,217
                                                     -------------------------

      Total liabilities and shareholders' equity     $    351,144     $273,131
                                                   ===========================

                  The accompanying  notes are an integral part of these
                              consolidated financial statements.

                              CONSOLIDATED STATEMENTS OF OPERATIONS

 (Dollars in thousands, except per share data)

                                                    Year Ended December 31,
                                                    1999      1998      1997
                                                  --------------------------

Revenue:
  Insurance premiums                            $107,594  $ 91,292   $ 88,682
  Investment income                               12,877    11,499     11,256
  Other income                                     1,172       366        201
  Realized investment gains, net                   2,831     2,909      1,076
                                               ------------------------------

    Total revenue                                124,474   106,066    101,215
                                               ------------------------------

Benefits and expenses:
  Insurance benefits and losses incurred          77,563    60,845     61,018
  Commissions and underwriting expenses           28,720    27,160     23,012
  Interest expense                                 2,819     2,146      2,902
  Other                                           11,450     7,212      6,112
                                               ------------------------------

    Total benefits and expenses                  120,552    97,363     93,044
                                               ------------------------------

    Income before income tax (benefit)
         provision                                 3,922     8,703      8,171

    Income tax (benefit) provision                (6,988)      145        138
                                                 ----------------------------

        Net income before preferred
         stock dividends                          10,910     8,558      8,033

Preferred stock dividends                         (1,206)   (1,521)    (1,521)
                                               ------------------------------

    Net income applicable to common stock      $   9,704   $ 7,037   $  6,512
                                               ==============================

Basic earnings per common share                   $  .48  $    .37   $    .35
                                               ==============================

Diluted earnings per common share                $   .46  $    .37   $    .35
                                               ==============================

  The accompanying  notes are an integral part of these  consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars In Thousands)
                                                                                         Accumulated

                                                           Additional                        Other
                                Preferred       Common      Paid-In     Accumulated     Comprehensive    Treasury
                                  Stock         Stock       Capital       Deficit           Income        Stock          Total
Balance, December 31, 1996      $   164     $  18,712     $ 54,062      $(31,426)         $17,713        $  (89)        $59,136
 Comprehensive income:
  Net income                          -             -            -         8,033                -             -           8,033
  Increase in unrealized
        investment gains              -             -            -             -           11,785             -          11,785
                                                                                                                        -------
    Total comprehensive income                                                                                           19,818

 Cash dividends paid

        on preferred stock            -             -         (315)            -                -             -            (315)
 Dividends accrued

       on preferred stock             -             -       (1,206)            -                -             -          (1,206)
 Purchase of 213,089
       shares for treasury            -             -            -             -                -          (735)           (735)
 Issuance of 157,578 shares for
      employee benefit plans
      and stock options               -             -            3          (260)               -           530             273
 Issuance of 278,561 shares for
    acquisition of Self-Insurance
    Administrators, Inc.              -           209          772             -                -           231           1,212
                                   --------------------------------------------------------------------------------------------

Balance, December 31, 1997          164        18,921       53,316       (23,653)          29,498           (63)         78,183
 Comprehensive income:
    Net income                        -             -            -         8,558                -             -           8,558
 Decrease in unrealized
   investment gains                   -             -            -             -             (712)            -            (712)
                                                                                                                          -----
    Total comprehensive income                                                                                            7,846

 Cash dividends paid

     on preferred stock               -             -         (315)            -                -             -            (315)
 Dividends accrued

     on preferred stock               -             -       (1,206)            -                -             -          (1,206)
 Purchase of 349,879
     shares for treasury              -             -            -             -                -        (1,592)         (1,592)
 Issuance of 77,475
     shares for employee
     benefit plans and
     stock options                    -             -            -          (118)               -           353             235
 Preferred stock redeemed
    including issuance
    of 469,760 common shares        (30)          470       (1,440)            -                -             -          (1,000)

 Issuance of 15,265
    shares for final consideration
    of Self-Insurance

    Administrators, Inc.              -            15           51             -                -             -              66
                                   --------------------------------------------------------------------------------------------

Balance, December 31, 1998          134        19,406       50,406       (15,213)          28,786        (1,302)         82,217
 Comprehensive loss:
  Net income                          -             -            -        10,910                -             -          10,910
  Decrease in unrealized
   investment gains                   -             -            -             -          (16,731)            -         (16,731)
  Deferred income tax
   attributable to

   other comprehensive loss           -             -            -             -           (4,219)            -          (4,219)
                                                                                                                   ------------
  Total comprehensive loss                                                                                              (10,040)

 Dividends accrued on

   preferred stock                    -             -       (1,206)            -                -             -          (1,206)
 Purchase of 213,392
   shares for treasury                -             -            -             -                -          (779)           (779)
 Issuance of 113,608
   shares for employee
   benefit  plans and
   stock options                      -             -            -          (255)               -           528             273
  Issuance of 2,006,385
   shares for acquisition of
   Association Casualty

   Insurance Company                  -         2,006        6,477             -                -             -           8,483
                                   --------------------------------------------------------------------------------------------
Balance, December 31, 1999      $   134     $  21,412    $  55,677     $  (4,558)   $       7,836       $(1,553)     $   78,948
                                ===============================================================================================

     The accompanying notes are an integral part of these consolidated  financial statements.
                                        12

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       Year Ended December  31,
(Dollars In Thousands)                                1999      1998       1997
                                                   ----------------------------
Cash flows from operating activities:

  Net income                                     $ 10,910   $  8,558   $ 8,033
  Adjustments to reconcile net income
      to net cash provided by operating
      activities:
    Amortization of deferred acquisition costs     11,947     10,595     9,704
  Acquisition costs deferred                      (14,003)   (11,087)  (11,008)
    Realized investment gains                      (2,831)    (2,909)   (1,076)
  Increase (decrease) in
    insurance reserves and policyholder funds      14,036     (1,941)      618
  Depreciation and amortization                     1,435      1,368     1,121
    Deferred income tax benefit                    (6,997)         -         -
  (Increase) decrease in receivables, net          (8,404)       950     1,114
  Increase in other liabilities                        73        291        13
    Other, net                                       (768)      (350)       98
                                                   ---------------------------
      Net cash provided by operating activities     5,398      5,475     8,617
                                                   ---------------------------

Cash flows from investing activities:

  Proceeds from investments sold                    8,482      8,723     7,748
  Proceeds from investments matured,
  called or redeemed                               35,594     55,665    52,074
  Investments purchased                           (53,211)   (82,981)  (53,544)
  Acquisition of minority interest                      -          -      (101)
  Additions to property and equipment                (829)      (394)     (733)
  Acquisition of American Independent,
   net of $1,946 cash acquired                        198       (483)     (719)
  Acquisition of Association Casualty,
   net of $6,270 cash acquired                    (18,205)         -         -
  Acquisition of SIA, Inc.                              -          -        25
    Bulk reinsurance transactions, net                  -        608         -
                                                   ---------------------------
      Net cash (used in) provided
        by investing activities                   (27,971)   (18,862)    4,750
                                                  -----------------------------
Cash flows from financing activities:

  Proceeds from issuance of bank financing         51,000          -     5,617
  Preferred stock dividends                             -       (315)     (315)
  Proceeds from exercise of stock options             273         90        62
  Purchase of treasury shares                        (779)    (1,447)     (558)
  Repayments of debt                              (26,000)    (2,600)  (12,628)
  Redemption of preferred stock                         -     (1,000)        -
                                                   ---------------------------
      Net cash provided by (used in)
         financing activities                      24,494     (5,272)  ( 7,822)
                                                ------------------------------
      Net increase  (decrease)  in
         cash and cash equivalents                  1,921    (18,659)    5,545
                                                   ---------------------------
  Cash and cash equivalents at beginning of year   32,385     51,044    45,499
                                                   ---------------------------
  Cash and cash equivalents at end of year        $34,306  $  32,385  $ 51,044
                                                 =============================

Supplemental cash flow information:

  Cash paid for interest                          $ 2,510  $   2,143 $   2,958
                                                  ==============================
  Cash paid for income taxes                         $131  $     330  $     85
                                                   ===========================


       The accompanying notes are an integral part of these consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1999, 1998 AND 1997
                 (Dollars in thousands, except per share data)



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

   At December 31, 1999, the Company had five insurance subsidiaries, including Bankers Fidelity Life Insurance Company ("Bankers Fidelity"), American Southern Insurance Company and its wholly-owned subsidiary, American Safety Insurance Company (together known as "American Southern"), Association Casualty Insurance Company ("ACIC") and Georgia Casualty & Surety Company ("Georgia Casualty"), in addition to two non-risk bearing subsidiaries, Association Risk Management General Agency, Inc. ("ARMGA") and Self-Insurance Administrators, Inc. ("SIA, Inc."). SIA, Inc. was acquired on October 28, 1997 and ACIC and ARMGA (together known as "Association Casualty") were acquired on July 1, 1999. The results of operations of Association Casualty and SIA, Inc. are included from their respective dates of acquisition.

   Assets and liabilities are not classified in accordance with insurance industry practice.

Premium Revenue and Cost Recognition

   Life insurance premiums are recognized as revenues when due, whereas accident and health premiums are recognized over the premium paying period. Benefits and expenses are associated with premiums as they are earned so as to result in recognition of profits over the lives of the contracts. This association is accomplished by the provision of a future policy benefits reserve and the deferral and subsequent amortization of the costs of acquiring business, "deferred policy acquisition costs" (principally commissions, premium taxes, advertising and other expenses of issuing policies). Traditional life insurance and long-duration health insurance deferred policy acquisition costs are amortized over the estimated premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. The deferred policy acquisition costs for property and casualty insurance and short-duration health insurance are amortized over the effective period of the related insurance policies. Deferred policy acquisition costs are expensed when such costs are deemed not to be recoverable from future premiums (for traditional  life and  long-duration  health  insurance)  and  from the  related unearned premiums and investment income (for property and casualty and short-duration health insurance).

   Property and casualty insurance premiums are recognized as revenue ratably over the contract period. The Company provides for insurance benefits and losses on accident, health, and casualty claims based upon estimates of projected ultimate losses.

Goodwill

   Goodwill is amortized over a period of fifteen to forty years using the straight-line method. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision. Should factors indicate that goodwill be evaluated for possible impairment, the Company will compare the recoverability of goodwill to a projection of the acquired companies' undiscounted cash flow over the estimated remaining life of the goodwill in assessing whether the goodwill is recoverable.

Investments

   All of the Company's debt and equity securities are classified as available for sale and are carried at market value. Mortgage loans, policy and student loans, and real estate are carried at historical cost. Other invested assets are comprised of investments in limited partnerships, limited liability companies, and real estate joint ventures; those which are publicly traded are carried at estimated market value, and all others are carried at historical cost. If the value of a common stock, preferred stock, other invested asset, or publicly traded bond declines below its cost or amortized cost, and is considered to be other than temporary, a realized loss is recorded to reduce the carrying value of the investment to its estimated net realizable value, which becomes the new cost basis. Premiums and discounts related to investments are amortized or accreted over the life of the related investment as an adjustment to yield using the effective interest method. Dividends and interest income are recognized when earned or declared.

   The cost of securities sold is based on specific identification. Unrealized gains (losses) in the value of invested assets, are accounted for as a direct increase (decrease) in accumulated other comprehensive income in shareholders' equity and, accordingly, have no effect on net income.

Income Taxes

   Deferred income taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax basis of assets and liabilities and are adjusted for changes in tax laws and tax rates as those changes are enacted. The provision for income taxes represents the total amount of income taxes due related to the current year, plus the change in deferred taxes during the year.

Earnings Per Common Share

   Basic earnings per common share are based on the weighted average number of common shares outstanding during each period. Diluted earnings per common share are based on the weighted average number of common shares outstanding during each period, plus common shares calculated for stock options outstanding using the treasury stock method, and in 1999 and 1998 include common shares calculated for the assumed conversion of the Series B Preferred Stock. Unless otherwise indicated, earnings per common share amounts are presented on a diluted basis.

Cash and Cash Equivalents

   Cash and cash equivalents consist of cash on hand and investments in short-term, highly liquid securities which have original maturities of three months or less from date of purchase.

Impact of Recently Issued Accounting Standards

   The Financial Accounting Standards Board has issued Statement 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activity. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes specific accounting methods for hedges. Changes in the value of most derivatives and hedges will be included in earnings in the period of the change. SFAS 133, as amended by SFAS 137, is effective for years beginning after June 15, 2000. The Company intends to adopt SFAS 133 on January 1, 2001. Management does not believe the adoption of SFAS 133 will have a material effect on the Company's financial condition or results of operations.

Use of Estimates in the  Preparation of Financial  Statements

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates and assumptions also affect disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

   Certain prior period amounts have been reclassified to conform to the 1999 presentation.


NOTE 2.  INVESTMENTS

   Investments are comprised of the following:
                                                    1999

                                              Gross      Gross
                                  Carrying Unrealized Unrealized Amortized

                                     Value     Gains    Losses     Cost

Bonds:

U. S. Treasury Securities and
 Obligations of
 U. S. Government Corporations
   and Agencies                  $ 104,217  $    137  $  5,551  $ 109,631
 Obligations of states and
   political subdivisions            4,078         2        62      4,138

  Corporate securities              26,106       116       796     26,786
  Mortgage-backed securities
   (government guaranteed)           2,599         -        66      2,665
                               --------------------------------------------
                                   137,000       255     6,475    143,220

Common and preferred stocks         48,684    22,226     4,725     31,183
Other invested assets                5,717       774         -      4,943
Mortgage loans
 (estimated fair value of $4,237)    3,645                          3,645
Policy and student loans             3,749                          3,749
Real estate                             46                             46
                               ---------------------------------------------
Investments                        198,841    23,255    11,200    186,786
Short-term investments              22,471         -         -     22,471
                                ------------------------------------------
   Total investments              $221,312 $  23,255   $11,200  $ 209,257
                                 ========================================



                                                      1998

                                              Gross      Gross
                                 Carrying Unrealized Unrealized Amortized

                                    Value     Gains    Losses   Cost
Bonds:

  U. S. Treasury Securities
     and Obligations of
  U. S. Government Corporations
     and Agencies                $  85,784     $ 976    $  188  $  84,996

  Obligations of states and
    political subdivisions           2,714       116         -      2,598
  Corporate securities              10,092       507       375      9,960
  Mortgage-backed securities
   (government guaranteed)             751        19         -        732
                                   --------------------------------------
                                    99,341     1,618       563     98,286

Common and preferred stocks         61,007    29,345     1,454     33,116
Other invested assets                4,822         -       160      4,982
Mortgage loans
  (estimated fair value of $4,949)   3,851                          3,851

Policy and student loans             4,268                          4,268
Real estate                             46                             46
                                 ----------------------------------------
  Investments                      173,335    30,963     2,177    144,549
Short-term investments              24,068         -         -     24,068
                               ------------------------------------------
   Total investments             $ 197,403  $ 30,963 $   2,177 $  168,617
                                   ======================================

   Bonds and cash having an amortized cost of $16,241 and $14,836 were on deposit with insurance regulatory authorities at December 31, 1999 and 1998, respectively, in accordance with statutory requirements.

   The amortized cost and carrying value of bonds and short-term investments at December 31, 1999 by contractual maturity are as follows. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               Carrying Amortized

                                                   Value        Cost
--------------------------------------------------------------------
Due in one year or less                   $    26,273   $    26,300
Due after one year through five years          19,501        19,678
Due after five years through ten years         99,189       104,685
Due after ten years                            14,054        14,569
Varying maturities                                454           459
                                        ----------------------------
   Totals                                  $  159,471   $   165,691
                                       =============================

Investment income was earned from the following sources:
                                                1999      1998      1997
------------------------------------------------------------------------
Bonds                                        $ 8,600  $  6,363  $  6,906
Common and preferred stocks                    2,388     1,903     1,373
Mortgage loans                                   352       373       554
CDs and commercial paper                         933     2,004     2,130
Other                                            604       856       293
                                             ----------------------------
    Total investment income                   12,877    11,499    11,256
Less investment expenses                        (290)     (332)     (340)
                                             -----------------------------
    Net investment income                   $ 12,587   $11,167  $ 10,916
                                             =============================

A summary of realized investment gains (losses) follows:

--------------------------------------------------------------------
                                         1999

--------------------------------------------------------------------
                                               Other

                      Stocks       Bonds      Invested      Total
                                               Assets

--------------------------------------------------------------------
Gains                $   2,526     $     10   $     585   $   3,121
Losses                     (52)        (238)          -        (290)
--------------------------------------------------------------------
  Total realized

 investment gains   $    2,474    $    (228)  $     585    $  2,831
   (losses) net
====================================================================


                                         1998

--------------------------------------------------------------------
                                               Other

                      Stocks       Bonds     Invested      Total
                                              Assets

--------------------------------------------------------------------
Gains               $    3,832     $    11    $      -     $ 3,843
Losses                    (735)       (199)          -        (934)
--------------------------------------------------------------------
  Total realized

 investment gains   $    3,097    $   (188)   $      -    $  2,909
   (losses) net
====================================================================

                                         1997

--------------------------------------------------------------------
                                               Other

                      Stocks       Bonds     Invested      Total
                                              Assets

--------------------------------------------------------------------
Gains                $    1,597     $    16      $    2     $ 1,615
Losses                     (104)       (435)          -        (539)
--------------------------------------------------------------------
  Total realized

 investment gains    $    1,493   $   (419)      $    2     $ 1,076
   (losses) net
====================================================================


   Proceeds from the sale of common and preferred stocks, bonds and other investments are as follows:

                                                      1999    1998   1997
                                                      --------------------
      Common and preferred stocks                  $ 5,960  $6,999 $ 6,393
      Bonds                                          1,379       -       -
      Student loans                                    519   1,024   1,262
      Other investments                                624     700      93
                                                     ----------------------
       Total proceeds                              $ 8,482  $8,723  $7,748
                                               =============================

   The Company's investment in the common stock of Wachovia Corporation exceeds 10% of shareholders' equity at December 31, 1999. The carrying value of this investment at December 31, 1999 was $18,890 with a cost basis of $3,032.

   The Company's bond  portfolio  included 99%  investment  grade  securities at
December  31,  1999  as  defined  by  the  National   Association  of  Insurance
Commissioners ("NAIC").


NOTE 3.  INSURANCE RESERVES AND POLICYHOLDER FUNDS

   The following table presents the Company's reserves for life, accident, health and property and casualty losses as well as loss adjustment expenses.

                                                             Amount of Insurance
                                                                    in Force

------------------------------------------------------------------------------
      Future policy benefits                   1999      1998     1999    1998
      Life insurance policies:
        Ordinary                             $29,235  $27,340  $238,827 $240,642
        Mass market                            7,933    8,532    15,948   17,974
        Individual annuities                     741      711         -        -
                                          --------------------------------------
                                              37,909   36,583  $254,775 $258,616
       Accident and health
         insurance policies                    2,184    2,329 ==================
                                           ------------------
                                              40,093   38,912
      Unearned premiums                       34,293   23,253
      Losses and claims                      126,556   86,768
      Other policy liabilities                 4,203    3,726
                                          --------------------
        Total policy liabilities           $ 205,145 $152,659
                                          ====================

   Annualized premiums for accident and health insurance policies were $32,028 and $25,793 at December 31, 1999 and 1998, respectively.

Future Policy Benefits

   Liabilities for life insurance future policy benefits are based upon assumed future investment yields, mortality rates, and withdrawal rates after giving effect to possible risks of adverse deviation. The assumed mortality and withdrawal rates are based upon the Company's experience. The interest rates assumed for life, accident and health are generally: (i) 2.5% to 5.5% for issues prior to 1977, (ii) 7% graded to 5.5% for 1977 through 1979 issues, (iii) 9% for 1980 through 1987 issues, and (iv) 7% for 1988 and later issues.

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


  Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

                                            1999       1998

      Balance at January 1                $86,768    $86,721
      Less:  Reinsurance recoverables     (22,625)   (24,006)
                                          -------------------
        Net balance at January 1           64,143     62,715
                                          -------------------

      Incurred related to:
        Current year                       73,056     63,030
        Prior years                         3,246     (2,606)
                                          -------------------
           Total incurred                  76,302     60,424
                                          ------------------

      Paid related to:
        Current year                       44,623     35,566
        Prior years                        27,959     23,430
                                          ------------------
           Total paid                      72,582     58,996
                                          ------------------

      Reserves acquired due to
                 acquisition               19,934          -
                                            ----------------
      Net balance at December 31           87,797     64,143
      Plus:  Reinsurance recoverables      38,759     22,625
                                          ------------------

      Balance at December 31             $126,556    $86,768
                                          ==================


   Following is a reconciliation of total incurred claims to total insurance benefits and losses incurred:

                                             1999       1998

      Total incurred claims               $76,302    $60,424
      State residual pool refunds
        and adjustments to loss
        portfolio arrangements               (329)    (1,098)
      Cash surrender value and
       matured endowments                   1,590      1,438
      Other                                     -         81
                                          ------------------
        Total insurance benefits

              and losses incurred         $77,563  $  60,845
                                        ====================


NOTE 4.  REINSURANCE

   In accordance with general practice in the insurance industry, portions of the life, property and casualty insurance written by the Company are reinsured; however, the Company remains contingently liable with respect to reinsurance ceded should any reinsurer be unable to meet its obligations. Approximately 82% of the reinsurance receivables are due from three reinsurers as of December 31, 1999. Reinsurance receivables of $21,591 are with General Reinsurance Corporation, rated "AAA" by Standard & Poor's and "A++" (Superior) by A.M. Best, $2,089 are with First Colony Life Insurance Company, rated "AA" by Standard & Poor's and "A++" (Superior) by A.M. Best, and $8,479 are with PMA Reinsurance Corporation, rated "A+" (Superior) by A.M. Best.In the opinion of management, the Company's reinsurers are financially stable.Allowances for
uncollectible   amounts  are  established  against  reinsurance receivables, if appropriate. Premiums assumed of $24,903, $23,633, and $23,738 in 1999,1998, and 1997 respectively, include a state contract with premiums of $15,064, $14,403, and $15,900. The contract premiums represent 14.0%, 15.8% and 17.9% of net premiums earned for the years ended 1999, 1998, and 1997, respectively. The following table reconciles premiums written to premiums earned and summarizes the components of insurance benefits and losses incurred.

                                        1999     1998       1997
                                    ------------------------------

          Direct premiums written   $97,909   $76,964     $73,006
          Plus - premiums assumed    24,903    23,633      23,738
          Less - premiums ceded     (13,189)  (10,746)     (9,345)
                                    -----------------------------

            Net premiums written    109,623    89,851      87,399
                                    -----------------------------

          Change in unearned

             premiums                (1,802)    1,352       1,405
          Change in unearned
             premiums ceded            (227)       89        (122)
                                  --------------------------------
           Net change in

               unearned premiums     (2,029)    1,441       1,283
           Net premiums earned     $107,594  $ 91,292  $   88,682
                                    =============================

          Provision for benefits

            and losses incurred     $88,249 $  69,478    $ 68,043
          Reinsurance loss

            recoveries              (10,686)   (8,633)     (7,025)
                                     ----------------------------

          Insurance benefits

            and losses incurred     $77,563   $60,845   $  61,018
                                    ==============================

   Components of reinsurance receivables are as follows:

                                          1999           1998
                                         ---------------------
          Receivable on unpaid losses   $38,759      $ 22,625
          Receivable on paid losses         528           147
                                    --------------------------

                                        $39,287      $ 22,772
                                    ==========================

NOTE 5.  INCOME TAXES

   A reconciliation of the differences between income taxes computed at the federal statutory income tax rate and the (benefit) provision for income taxes is as follows:

                                                       1999      1998      1997
                                                    ---------------------------
Federal income tax provision at
   statutory rate of 35%                             $1,373    $3,046  $  2,860
Tax exempt interest and
  dividends received deductions                        (400)     (452)     (267)
Change in asset valuation allowance due to:
  Utilization of net operating loss carryforwards      (973)   (2,594)   (2,585)
  Recognition of deferred tax liability relating
    to unrealized investment gains                   (4,219)        -         -
  Change in judgment relating to realizability of
    deferred tax assets                              (2,778)        -         -
Alternative minimum tax                                   9       145       130
                                             -----------------------------------
       Total (benefit) provision for income taxes  $ (6,988)    $ 145   $   138
                                                   =============================
   Deferred tax liabilities and assets at December 31, 1999 and 1998 are comprised of the following:

                                                        1999      1998

    Deferred tax liabilities:
      Deferred acquisition costs                     $(4,646)  $(3,888)
      Net unrealized investment gains                 (4,219)  (10,075)
      Other                                             (160)        -
                                                  ---------------------


       Total deferred tax liabilities                 (9,025)  (13,963)
                                                 ---------------------

    Deferred tax assets:
      Net operating loss carryforwards                12,729    15,077
      Insurance reserves                               5,844     3,131
      Bad debts                                          601       482
      Other                                              500         -
                                                   --------------------


       Total deferred tax assets                      19,674    18,690
                                                 ---------------------

    Asset valuation allowance                         (6,350)   (4,727)
                                                     -----------------

    Net deferred tax assets                           $4,299    $    -
                                                     =================


   The components of the (benefit) provision are:

                                           1999       1998        1997
                                          ----------------------------
      Current - Federal                   $   9      $ 145     $   138
      Deferred - Federal                 (6,997)         -           -
                                          ----------------------------
        Total                           $(6,988)     $ 145      $  138
                                          ============================


   At December 31, 1999, the Company has regular federal net operating loss carryforwards of approximately $36,400 expiring generally between 2002 and 2010.

   As of December 31, 1999 and 1998, a valuation allowance of $6,350 and $4,727 has been established for deferred income tax benefits relating to net operating loss carryforwards that may not be realized. The increase in this allowance is due primarily to the recognition of deferred tax liabilities of $4,219 arising from the tax effect of unrealized investment gains on available-for-sale securities, offset by a decrease of $2,778 due to a change in judgment relating to the realizability of deferred income tax benefits attributable to net operating loss carryforwards. Until the end of 1999, the Company established a full valuation allowance against these deferred income tax benefits as they were not considered realizable from expected future reversals of existing taxable temporary differences. The Company believed that it was more likely than not that the net deferred income tax benefits would not be realized through future taxable income prior to the expiration dates of net operating loss carryforwards. However, with the acquisition of Association Casualty and several years of profitability, the Company believes it is now more likely than not that a portion of its net deferred income tax benefits relating to net operating loss carryforwards scheduled to expire between 2006 and 2010 will be realized based on future taxable income. Management also can and would implement tax-planning strategies to prevent these carryforwards from expiring. As of December 31, 1999, a valuation allowance has been established for deferred income tax benefits relating to net operating loss carryforwards scheduled to expire between 2002 and 2003. Since the Company's ability to generate taxable income from operations and utilize available tax-planning strategies in the near term is dependent upon various factors, many of which are beyond management's control, management believes that it is more likely than not that the deferred income tax benefits relating to these carryforwards will not be realized. However, realization of the remaining deferred income tax benefits will be assessed periodically based on the Company's current and anticipated results of operations and amounts could increase or decrease in the near term if estimates of future taxable income change. The Company has formal tax-sharing agreements and files a consolidated income tax return with its subsidiaries.


NOTE 6.  CREDIT ARRANGEMENTS

   During 1999, the Company entered into a five-year revolving credit facility that provides for borrowings up to $30,000. The interest rate on the borrowings under the facility may be fixed, at the Company's option, for a period of one,six or twelve months and is based upon the London Interbank Offered Rate ("LIBOR") plus an applicable margin, 2.0% at December 31, 1999. The margin varies based upon the Company's leverage ratio (debt to total capitalization, as defined) and ranges from 1.00% to 2.50%. Interest on the revolving credit facility is payable monthly. The credit facility provides for the payment of all of the outstanding principal balance at June 30, 2004 with no required principal payments prior to that time. The interest rate on this facility at December 31, 1999 was 8.49%.

   During 1999, the Company also issued $25,000 of Series 1999, Variable Rate Demand Bonds (the "Bonds") due July 1, 2009 through a private placement. The Bonds, which are redeemable at the Company's option, pay a variable interest rate that approximates 30-day LIBOR. The Bonds are backed by a thirteen-month letter of credit issued by Wachovia Bank, N.A. The cost of the letter of credit and its associated fees are 1.80% making the effective rate on the Bonds LIBOR plus 1.80% at December 31, 1999. The interest on the Bonds is payable monthly and the letter of credit fees are payable quarterly. The interest rate on the

  Bonds, along with the related fees, at December 31, 1999 was 8.29%.The Bonds do not require the repayment of any principal prior to maturity.

   The Company is required, under both instruments, to maintain certain covenants including, among others, ratios that relate funded debt to total capitalization and cash flows as well as cash flows to debt service requirements. The Company must also comply with limitations on capital expenditures and additional debt obligations. At September 30, 1999 and December 31, 1999, the Company was in violation of three of its debt covenants, specifically the ratios of debt to total capitalization, earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest and funded debt to EBITDA. The company has received a waiver of these covenants from Wachovia Bank, N.A. for both periods.

   Subsequent to year-end, the revolving credit facility and letter of credit were both amended by Wachovia Bank, N.A. as a result of the Company's operating performance during 1999. The amendment establishes new covenants pertaining to funded debt, total capitalization, and EBITDA. As amended, the margin on the revolving credit facility will be increased to 3.25% and the cost of the letter of credit will be increased to this same level. The margin on the revolving credit facility and the cost of the letter of credit can be reduced if the Company meets certain financial objectives during 2000. The Company expects to be in compliance with all debt covenants for the remainder of 2000.

   At December 31, 1998, the company had $26,000 outstanding under a note payable to Wachovia Bank, N.A. maturing December 31, 2000. $25,000 of this note was paid off with the proceeds from the bonds. The remaining $1,000 was paid off using proceeds from the revolving credit facility. There were no prepayment penalties or other costs associated with the disposition of the note.



NOTE 7.  ACQUISITIONS

  On July 1, 1999, the Company acquired 100% of the outstanding stock of ACIC and ARMGA for a combined price of $32,958 with $8,483 of the purchase price paid in the form of common stock of the Company and the remaining $24,475 paid in cash obtained from borrowings under the Company's revolving credit facility. The acquisition of both ACIC and ARMGA were accounted for using the purchase method of accounting. Accordingly, the Company has preliminarily allocated the purchase price of the companies based on the fair value of the assets acquired and liabilities assumed and their results of operations are included in the consolidated results of operations since the date of acquisition.

  The  following   summarizes  the  Company's  pro-forma  unaudited  results  of operations for the years ended December 31, 1999 and 1998 assuming the purchase of ACIC and ARMGA had been consummated as of January 1, 1998:

                             Consolidated
                            1999      1998
                         ---------------------
Revenue                    $136,459  $121,268
Net income                  $ 9,656   $11,426
Per common share data
  Basic earnings per         $  .40    $  .48
    common share
  Diluted  earnings  per     $  .39    $  .45
    common share

  This pro-forma financial information has been prepared for informational purposes only and is not necessarily indicative of the results of operations had the transaction been consummated on January 1, 1998, nor is it indicative of results of operations that may be obtained in the future.

In connection with the acquisitions of ACIC and ARMGA the following assets and liabilities were acquired.

Cash,including

short-term investments     $   6,270
Investments                   30,276
Goodwill                      16,914
Receivables                   17,773
Other assets                   2,691
                           ---------
    Total assets              73,924
                           ---------
Insurance reserves  and
  policy funds                38,450
Other liabilities              2,516
                           ---------
    Total liabilities         40,966
                           ---------
        Purchase price     $  32,958
                            ========

  On October 1, 1997, the Company acquired 100% of the outstanding stock of American Independent Life Insurance Company ("American Independent") for approximately $2,700 in cash. During 1999, American Independent was merged into the Company's other life and health insurance company, Banker's Fidelity. On October 28, 1997, the Company acquired 100% of the outstanding stock of SIA, Inc. for approximately $1,300 in common stock of the Company. The results of operations of American Independent and SIA, Inc. are included in the consolidated results of operations as of their dates of acquisition. The acquisitions of American Independent and SIA, Inc. were both accounted for using the purchase method of accounting and were not material to the financial position or results of operations of the Company in 1997. Had both companies been included in the consolidated financial statements for the earliest year presented, their impact on the consolidated results of operations would not have been material.


NOTE 8.  COMMITMENTS AND CONTINGENCIES

Litigation

   The Company and its subsidiaries are parties to litigation occurring in the normal course of business. In the opinion of management, such litigation will not have a material adverse effect on the Company's financial position or results of operations.

Operating Lease Commitments

   The Company's rental expense, including common area charges, for operating leases was $1,271, $1,188, and $1,178 in 1999, 1998, and 1997 respectively. The
Company's future minimum lease obligations under non-cancelable operating leases are as follows:

                           Year Ending December 31,

                      2000                   $ 1,291
                      2001                     1,025
                      2002                       825
                      2003                       735
                      2004                       723
                      Thereafter               1,752
                      ------------------------------
                      Total                  $ 6,351
                      ===============================

NOTE 9.  Employee benefit plans

Stock Options

   In accordance with the Company's 1992 Incentive Plan, the Board of Directors may grant up to 1,800,000 stock options or share awards. The Board of Directors may grant: (a) incentive stock options within the meaning of Section 422 of the Internal Revenue Code; (b) non-qualified stock options; (c) performance units;
(d) awards of restricted shares of the Company's common stock; or (e) all or any combination of the foregoing to officers and key employees. Options granted under this plan expire five years from the date of grant. Vesting occurs at 50% upon issuance of an option, and the remaining portion is vested at 25% increments in each of the following two years. In accordance with the Company's 1996 Director Stock Option Plan, a maximum of 200,000 stock options may be granted that fully vest six months after the grant date. As of December 31, 1999, an aggregate of sixty-seven employees, officers and directors held options under the two plans.

   A summary of the status of the Company's stock option plans at December 31, 1999 and 1998, is as follows:

                                     1999                 1998

                                        Weighted Avg.             Weighted Avg.
                        Shares         Exercise Price   Shares   Exercise Price

Options outstanding,
 beginning of year   1,154,900          $  3.20          870,400     $ 3.11
Options granted        129,500             3.89          338,000       3.80
Options exercised      (74,500)            1.92          (50,000)      2.24
Options canceled or
       expired         (39,900)            3.56           (3,500)      3.93
                      -------------                    -----------
Options outstanding,
        end of year  1,170,000             3.34        1,154,900       3.20
                     =============                   ===========
Options exercisable  1,026,750             3.28          900,525       3.04
                     =============                   ===========
Options available

  for future grant     519,150                           608,750
                     =============                     =========

   The Company does not recognize compensation cost since the option price approximates fair value on the date of grant. If compensation cost had been recognized, the Company's net income and earnings per share would have been as follows:

                                  1999   1998      1997
                             --------------------------

      Net income:
        As reported        $ 10,910   $ 8,558   $ 8,033
        Pro forma            10,477     8,082     7,787
      Basic earnings per
        common share:
        As reported         $   .48  $    .37  $    .35
        Pro forma               .46       .35       .34

      Diluted earnings
        per common share:
        As reported          $  .46     $ .37     $ .35
        Pro forma               .44       .35       .34

   The resulting pro forma compensation cost may not be representative of that to be expected in future years.


                               Outstanding                Exercisable
                        --------------------------  -------------------------
  Range of    Number of  Weighted      Weighted     Number of     Weighted
  Exercise     Options    Average       Average      Options      Average
    Price                Remaining     Exercise                   Exercise
                           Life          Price                     Price
-----------------------------------------------------------------------------
 $2.00 to $2.50  340,000    1.03         $2.42         340,000     $2.42

 $2.51 to $3.00   15,000    2.45         $3.00          15,000     $3.00

 $3.01 to $3.50   67,500    2.01         $3.22          67,500     $3.22

 $3.51 to $4.00  731,500    3.55         $3.77         593,250     $3.76

 $4.01 to $4.50   11,000    3.87         $4.27           6,000     $4.44

$ 4.51 to $5.00    5,000    3.57         $4.94           5,000     $4.94
                ----------                            ----------
                1,170,000                             1,026,750
               ==========                            ==========


   The weighted average fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model and was $1.73 and $1.67 for grants in 1999 and 1998, respectively. Fair value determinations were based on expected dividend yields of zero, expected lives of 5 years, risk free interest rates of 6.36% and 4.56%, and expected volatility of 39.97% and 42.61%, for the years ended December 31, 1999 and 1998, respectively.

401(k) Plan

   The Company initiated an employees' savings plan under Section 401(k) of the Internal Revenue Code in May 1995. The plan covers substantially all of the Company's employees, except employees of American Southern and Association Casualty. The Company previously had a profit sharing plan for its employees which was subsequently amended and restated to comply with the Section 401(k) provisions. Under the plan, employees generally may elect to contribute up to 16% of their compensation to the plan. The Company makes a matching contribution to each employee in an amount equal to 50% of the first 6% of such contributions. The Company's matching contribution is in Company stock and with a value of approximately $133, $125, and $103 in 1999, 1998, and 1997, respectively. Association Casualty has a comparable savings plan covering substantially all of its employees.

Defined Benefit Pension Plans

   The Company has two defined benefit pension plans covering the employees of American Southern. The Company's general funding policy is to contribute annually the maximum amount that can be deducted for income tax purposes.

   Net periodic pension cost for American Southern's qualified and non-qualified defined benefit plans for the years ended December 31, 1999, 1998, and 1997 included the following components:

                                      1999       1998       1997
                                    ------------------------------
      Service cost                   $134       $131        $102
      Interest cost                   232        241         221
      Expected return on plan assets (219)      (198)       (187)
      Net amortization                (27)        19           9
                                    ----------------------------
                                     $120       $193        $145
                                    ============================


   The following assumptions were used to measure the projected benefit obligation for the benefit plans at December 31, 1999, 1998, and 1997:

                                                     1999    1998   1997
                                                  ----------------------
      Discount rate to determine
         the projected benefit obligation            8.00%   6.75%  7.25%
      Expected long-term rate of return
         on plan assets used to
        determine net periodic pension cost          8.00%   8.00%  8.00%
      Projected annual salary increases              4.50%   4.50%  6.00%

   The following table sets forth the benefit plans' funded status at December 31, 1999 and 1998:

                                                 1999  1998

Change in Benefit Obligation

   Net benefit obligation

       at beginning of year                 $   3,452 $  3,280

   Service cost                                   134      131
   Interest cost                                  232      241
   Actuarial (gain) loss                         (699)    (132)
   Gross benefits paid                           (196)     (68)
                                            -------------------
Net benefit obligation at end of year       $   2,923  $ 3,452
                                            ===================

Change in Plan Assets

   Fair value of plan assets
        at beginning of year                $  2,778   $ 2,508
   Actual return on plan assets                  (36)      338
   Gross benefits paid                           (66)      (68)
                                            -------------------
Fair value of plan assets at end of year    $  2,676    $2,778
                                            ==================

Funded Status of Plan

   Funded status at end of year             $  (247)   $  (674)
   Unrecognized net actuarial loss             (201)       213
   Unrecognized prior service cost             (327)      (363)
   Unrecognized net transition obligation       330        368
                                            ------------------
Net amount recognized at end of year        $  (445)    $ (456)
                                            ===================

Amounts recognized in the statement of financial position consist of:

    Prepaid benefit cost                    $     -        $30
    Accrued benefit cost                       (445)      (486)
    Additional minimum liability                  -        (29)
                                            ------------------
Net amount recognized at end of year        $  (445)     $(485)
                                            ==================


   Included in the above is one plan which is unfunded. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for this plan were $445, $256, and $0 respectively as of December 31, 1999 and $761, $515, and $0 as of December 31, 1998.




NOTE 10.  PREFERRED STOCK

  Annual dividends on the Series B Preferred Stock are $9.00 per share and are cumulative. The Series B Preferred Stock is not currently convertible, but may become convertible into shares of the Company's common stock under certain circumstances. In such event, the Series B Preferred Stock would be convertible into an aggregate of approximately 3,358,000 shares of the common stock at a conversion rate of $3.99 per share. The Series B Preferred Stock is redeemable at the option of the Company.

NOTE 11.  EARNINGS PER COMMON SHARE

A reconciliation of the numerator and denominator of the earnings per common share calculations are as follows:

                                    For the Year Ended December 31,

                                                  1999

                                   -----------------------------------
                                                            Per Share

                                    Income       Shares      Amount
                                   -----------------------------------
Basic Earnings Per Common
Share

Net income before preferred
stock divdends                     $ 10,910        20,030

Less preferred dividends             (1,206)            -
                                   -----------------------
Net income available to common                             $    .48
shareholders                           9,704       20,030
                                                           -----------
Diluted Earnings Per
Common Share

Effect of dilutive stock                   -          122
options

Effect of Series B
Preferred Stock                        1,206        3,358
                                   -----------------------
Net income available to common

shareholders

  plus assumed conversions         $ 10,910        23,510    $  .46
                                   ===================================



                                    For the Year Ended December 31,
                                                  1998

                                   -----------------------------------
                                                           Per Share

                                    Income       Shares      Amount
                                   -----------------------------------
Basic Earnings Per Common
Share

Net income before preferred        $  8,558    18,803
stock dividends
Less preferred dividends             (1,521)        -
                                   -----------------------
Net income available to common                                $  .37
shareholders                          7,037    18,803      -----------

Diluted Earnings Per
Common Share

Effect of dilutive stock
options                                   -       271

Effect of Series B Preferred Stock    1,206     3,358
                                   -----------------------
Net income available to common
shareholders

  plus assumed conversions         $  8,243    22,432        $  .37
                                ===================================

                                    For the Year Ended December 31,
                                                  1997

                                   -----------------------------------
                                                           Per Share

                                    Income       Shares      Amount
                                   -----------------------------------
Basic Earnings Per Common
Share

Net income before preferred
stock dividends                     $ 8,033    18,667
Less preferred dividends             (1,521)        -
                                     -----------------
                                      6,512    18,667
Net income available to common                               $  .35
shareholders                                       ----------------
Diluted Earnings Per Common Share

Effect of dilutive stock                  -       175
options                         ---------------------
Net income available to common
shareholders plus assumed
conversions                     $     6,512    18,842       $  .35

                                ===================================

Outstanding stock options of 748,000 were excluded from the earnings per common share calculation in 1999 since their impact was antidilutive. The assumed conversion of the Series A Preferred Stock was excluded from the above earnings per common share calculations for 1998 and 1997 since its impact was antidilutive. The assumed conversion of the Series B Preferred Stock was excluded from the earnings per common share calculation for 1997 since its impact was antidilutive.

NOTE 12.  STATUTORY REPORTING

   The assets, liabilities and results of operations have been reported on the basis of GAAP, which varies from statutory accounting practices ("SAP") prescribed or permitted by insurance regulatory authorities. The principal differences between SAP and GAAP are that under SAP: (i) certain assets that are non-admitted assets are eliminated from the balance sheet; (ii) acquisition costs for policies are expensed as incurred, while they are deferred and amortized over the estimated life of the policies under GAAP; (iii) no provision is made for deferred income taxes; (iv) the timing of establishing certain reserves is different than under GAAP; and (v) valuation allowances are established against investments.

   The amount of statutory net income and surplus (shareholders' equity) for the insurance subsidiaries for the years ended December 31 were as follows:

                                                   1999   1998      1997
                                               -------------------------
            Life and Health, net income        $2,866   $1,477   $ 2,523

            Property and Casualty, net income   3,909    7,098     6,694
                                               -------------------------
                Statutory net income           $6,775   $8,575   $ 9,217
                                               =========================

            Life and Health, surplus          $26,462 $ 25,998 $  26,517
           Property and Casualty, surplu       62,145*  49,492    48,032
                                               -------------------------

                Total surplus                  $88,607  $75,490  $74,549
                                               =========================


[FN]
*Includes $16,018 attributable to ACIC, which was acquired in 1999.


   Under the insurance code of the state of jurisdiction under which each insurance subsidiary operates, dividend payments to the Company by its insurance subsidiaries are subject to certain limitations without the prior approval of the Insurance Commissioner. The Company received dividends of $5,406 and $7,054 in 1999 and 1998, respectively, from its insurance subsidiaries. In 2000, dividend payments by the insurance subsidiaries in excess of $6,973 would require prior approval.


NOTE 13.  RELATED PARTY AND OTHER TRANSACTIONS

   In the normal course of business and, in management's opinion, at terms comparable to those available from unrelated parties, the Company has engaged in transactions with its Chairman and his affiliates from time to time. These transactions include leasing of office space, investing and financing. A brief description of each of these is discussed below.

   The Company leases approximately 65,489 square feet of office and covered garage space from an affiliated company. In the years ended December 31, 1999, 1998, and 1997, the Company paid $898, $895 and $900, respectively, under the leases.

   Financing for the Company has been provided through affiliates of the Company or its Chairman, in the form of the Series B Preferred Stock.

   The Company has made mortgage loans to finance properties owned by its former subsidiary, Leath Furniture, LLC ("Leath"), which is now owned by an affiliate of the Chairman. At December 31, 1999 and 1998, the balance of mortgage loans owed by Leath to various of the Company's insurance subsidiaries was $3,645 and $3,845, respectively. For 1999, 1998, and 1997, interest on the mortgage loans totaled $352, $373, and $521, respectively.

   Certain members of management are on the Board of Directors of Bull Run Corporation ("Bull Run") and Gray Communications Systems, Inc. ("Gray"). At December 31, 1999 and 1998, the Company owned 620,000 common shares of Bull Run and 354,060 shares of Gray Series A Common Stock and 6,000 shares of Gray Series B Common Stock. The Company also held $1,500 in Gray 10.625% debentures at December 31, 1999 and 1998.

   Delta Life Insurance Company ("Delta Life"), which is controlled by certain affiliates of the Company, purchases credit life insurance policies with face amounts greater than $50 from Bankers Fidelity. Bankers Fidelity receives premiums for these policies from Delta Life and pays benefits directly to policyholders. At December 31, 1999 and 1998, the face amount of these policies was $350 and $586, respectively, and the reserve balance was $4 and $8, respectively.

   In 1998, Georgia Casualty began assuming workers' compensation premiums from Delta Fire & Casualty Insurance Company which is controlled by certain affiliates of the Company. Premiums assumed and commissions paid in 1999 were $1,691 and $232, respectively, and in 1998 were $456 and $62, respectively.

NOTE 14.  SEGMENT INFORMATION

   The Company's primary insurance subsidiaries operate with relative autonomy and each company is evaluated based on its individual performance. American Southern, Association Casualty, and Georgia Casualty operate in the Property and Casualty insurance market, while Bankers Fidelity operates in the Life and Health insurance market. All segments derive revenue from the collection of premiums, as well as from investment income. Substantially all revenue other than those in the corporate and other segment are from external sources. One account at American Southern, with the State of South Carolina, accounted for approximately $15,064, $14,403, and $15,900 of total revenue in 1999, 1998 and 1997, respectively.


                       American  Georgia  Bankers Association  Corporate  Adjustments
                       Southern Casualty Fidelity  Casualty    & Other   & Eliminations Consolidated

                       ==============================================================================
As of December 31,
1999

Insurance premiums      $38,166  $19,403  $41,527  $  8,498      $    -      $    -      $  107,594
Investment income,
  Including realized
 gains                    4,587    3,759    5,984     1,134         656        (412)         15,708
Other income                173       52        -       365       5,573      (4,991)          1,172
                       ----------------------------------------------------------------------------
   Total revenue         42,926   23,214   47,511     9,997       6,229      (5,403)        124,474
Insurance  benefits
and  losses incurred     26,934   16,535   28,313     5,781           -           -          77,563
Expenses deferred        (5,091)  (4,026)  (3,437)  (1,449)           -           -         (14,003)


Amortization expense      5,429    3,893    2,068     1,852         140           -          13,382
Other expenses            9,318    8,083   16,585     3,512      11,515      (5,403)         43,610
                        ---------------------------------------------------------------------------
   Total expenses        36,590   24,485   43,529     9,696      11,655      (5,403)        120,552
                       ----------------------------------------------------------------------------
Income (loss) before

    income taxes       $  6,336 $ (1,271) $ 3,982  $    301  $   (5,426) $        -        $  3,922
                       ============================================================================
Total assets           $ 99,421 $ 70,207 $100,702  $ 73,912 $   137,828  $ (130,926)      $ 351,144
                       ============================================================================

                       American Georgia  Bankers  Corporate Adjustments
                       Southern Casualty Fidelity & Other  &Eliminations  Consolidated

                       ===============================================================
As of December 31,
1998

Insurance premiums      $35,002 $ 21,813 $ 34,477 $       - $         -    $ 91,292
Investment income,
including realized
gains                     4,503    3,113    5,572     1,158          62      14,408

Other income                243       44        -     4,230      (4,151)        366
                       ------------------------------------------------------------
   Total revenue         39,748   24,970   40,049     5,388      (4,089)    106,066
Insurance  benefits
and  losses  incurred    23,135   16,216   21,494         -           -      60,845
Expenses deferred        (4,378)  (3,945)  (2,764)        -           -     (11,087)
Amortization expense      5,303    4,142    2,518         -           -      11,963
Other expenses            9,006    7,062   15,251     8,412      (4,089)     35,642
                       ------------------------------------------------------------
   Total expenses        33,066   23,475   36,499     8,412      (4,089)     97,363
                       ------------------------------------------------------------
Income (loss) before

  income taxes         $  6,682  $ 1,495 $  3,550   $(3,024)   $      -    $  8,703

                       ============================================================
Total assets           $101,522  $65,147 $102,637 $ 114,412  $ (110,587)$   273,131
                       ============================================================

As of December 31, 1997

Insurance premiums      $41,799 $ 19,916 $ 26,967   $     -     $     -    $ 88,682

Investment income,
  including realized
  gains                   4,353    2,811    5,175        47         (54)     12,332

Other income                154       45        -     3,843      (3,841)        201
                       ------------------------------------------------------------
   Total revenue         46,306   22,772   32,142     3,890      (3,895)    101,215
Insurance benefits
and losses incurred      30,182   15,260   15,576         -           -      61,018
Expenses deferred        (4,549)  (3,342)  (3,117)        -           -     (11,008)
Amortization expense      5,405    3,152    2,268         -           -      10,825
Other expenses            9,073    6,006   12,837     8,188      (3,895)     32,209
                       ------------------------------------------------------------
   Total expenses        40,111   21,076   27,564     8,188      (3,895)     93,044
                       ------------------------------------------------------------
Income (loss) before

income taxes            $ 6,195 $  1,696  $ 4,578 $  (4,298)  $       - $     8,171
Total assets           $102,529  $65,464  $99,591  $111,388   $(107,112)$   271,860
                       ============================================================

NOTE 15.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                                           1999                    1998
                             ---------------------------------------------------
                                    Carrying  Estimated    Carrying    Estimated
                                     Amount   Fair Value    Amount    Fair Value

Assets:
  Cash and cash equivalents,
  including short-term
  investments                     $   34,306 $   34,306      $32,385     $32,385
  Bonds                              137,000    137,000       99,341      99,341
  Common and preferred stocks         48,684     48,684       61,007      61,007
Mortgage loans                         3,645      4,237        3,851       4,949
  Policy and student loans             3,749      3,749        4,268       4,268
  Other invested assets                5,717      5,717        4,822       4,822
Liabilities:
  Debt                                51,000     51,000       26,000      26,000

   The fair value estimates as of December 31, 1999 and 1998 are based on pertinent information available to management as of the respective dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, current estimates of fair value may differ significantly from amounts that might ultimately be realized.

   The following describes the methods and assumptions used by the Company in estimating fair values:

   Cash and Cash Equivalents, including Short-term Investments

      The carrying amount approximates fair value due to the short-term nature of the instruments.

   Bonds, Common and Preferred Stocks and Publicly Traded Other Invested Assets

      The carrying amount is determined in accordance with methods prescribed by the NAIC, which do not differ materially from nationally quoted market prices. The fair value of certain municipal bonds is assumed to be equal to amortized cost where market quotations do not exist.

   Non-publicly Traded Invested Assets

      The carrying amount approximates fair value.

   Mortgage Loans

      The fair values are estimated based on quoted market prices for those or similar investments.

   Debt Payable

      The fair value is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt having the same or similar returns and remaining maturities.


NOTE 16.  RECONCILIATION OF OTHER COMPREHENSIVE INCOME

    The Company's comprehensive income consists of net income and unrealized gains and losses on securities available for sale, net of applicable income taxes.

   Other than net income, the other components of comprehensive income for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                                    December 31,

                                                   1999      1998    1997

Gain on the sale of securities
      included in net income                   $  2,831  $  2,909  $ 1,076
                                               ============================

Other comprehensive income (loss):

  Net pre-tax unrealized (loss) gain arising
         during year                           $(13,900) $  2,197  $12,861
        Reclassification adjustment              (2,831)   (2,909)  (1,076)
                                                -------   -------  -------

 Net pre-tax unrealized (loss)
     gain recognized in
     other comprehensive income (loss)          (16,731)     (712)  11,785

Deferred income tax expense attributable to
  other comprehensive income (loss)              (4,219)        -        -
                                                --------------------------

Net unrealized (loss) gain recognized in
 other comprehensive income (loss)            $ (20,950)  $  (712)$ 11,785
                                             =============================

NOTE 17.  QUARTERLY FINANCIAL INFORMATION (Unaudited)


   The following table sets forth a summary of the quarterly unaudited results of operations for the two years ended December 31, 1999 and 1998:

                             1999                                 1998
--------------------------------------------------------------------------------------

                   First    Second     Third    Fourth    First   Second  Third    Fourth
                  Quarter  Quarter    Quarter  Quarter   Quarter Quarter Quarter   Quarter
                                       (1)

Revenue              $27,337  $ 27,979 $33,436  $35,722  $ 26,512 $26,039 $26,795  $ 26,720
               ============================================================================


Income (loss):
Income (loss)
 before income
 tax(provision)
 benefit          $    1,480    $  668 $  (638) $ 2,412  $  1,625 $ 1,905  $2,854   $ 2,319
 Income tax
 (provision)
  benefit                (27)      (17)    (49)   7,081       (26)   (106)      8       (21)
               -----------------------------------------------------------------------------

Net income (loss)    $ 1,453      $651   $(687)  $9,493  $  1,599  $1,799 $ 2,862 $   2,298
                      =======================================================================


Per common share data:

Basic net income

(loss) per share     $   .06      $.02 $  (.05)   $ .44   $   .06  $  .08   $ .13   $   .10
Diluted net income

 (loss) per share   $    .06     $ .02 $  (.05) $   .39   $   .06  $  .08   $ .13   $   .10
                   ==========================================================================

(1) Association Casualty was acquired on July 1, 1999 and is included in consolidated results of operations from that date.


                      MANAGEMENT DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

   The following is management's discussion and analysis of the financial condition and results of operations of Atlantic American Corporation ("Atlantic American" or the "Company") and its subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999. This discussion should be read in conjunction with the consolidated financial statements and notes thereto.

   Atlantic American is an insurance holding company whose operations are conducted through a group of regional insurance companies: American Southern Insurance Company and American Safety Insurance Company (together known as "American Southern"); Association Casualty Insurance Company and Association Risk Management General Agency, Inc. (together known as "Association Casualty"); Georgia Casualty & Surety Company ("Georgia Casualty"); and Bankers Fidelity Life Insurance Company ("Bankers Fidelity"). Each operating company is managed separately based upon the geographic location or the type of products it underwrites.

Overall Corporate Results
(dollars in thousands)

Revenues

                              1999        1998       1997
                             -----       -----       ----
Property and Casualty:
  American Southern      $  42,926    $ 39,748     $46,306
  Association Casualty       9,997           -           -
  Georgia Casualty          23,214      24,970      22,772
                          --------    --------   ---------
     Total  property
 and casualty               76,137      64,718      69,078



Life and Health:
  Bankers Fidelity          47,511      40,049      32,142

Corporate and Other            826       1,299          (5)
                          ---------     ----------  ------
Total Revenues        $    124,474    $106,066    $101,215
                          =========   =========   ========

Income before taxes

Property  and
Casualty:

  American Southern    $     6,336  $    6,682 $     6,195
  Association Casualty         301           -           -
  Georgia Casualty          (1,271)      1,495       1,696
                         ---------   ---------     -------
Total property
  and casualty               5,366       8,177       7,891

Life and Health:
  Bankers Fidelity           3,982       3,550       4,578

Corporate and Other         (5,426)     (3,024)     (4,298)
                           -------     -------     -------

Total  income  before
taxes                     $  3,922   $   8,703   $   8,171
                         =========   =========    =========


   On a consolidated basis the Company's net income for 1999 was $10.9 million ($.46 per diluted share) compared to net income of $8.6 million ($.37 per diluted share) in 1998 and net income of $8.0 million ($.35 per diluted share) in 1997. Net income for 1999 was favorably impacted by a $7.0 million deferred tax benefit related to the Company's valuation allowance that had previously been established against its net deferred tax asset, specifically relating to prior year net operating loss carryforwards. The decline in pre-tax net income for 1999 was due primarily to unsatisfactory underwriting results in Georgia Casualty. Excluding Georgia Casualty, all of the Company's operating units reported profitable results. A more detailed analysis of the individual operating entities and other corporate activities is provided in the following discussion.

UNDERWRITING RESULTS

American Southern

The following table summarizes American Southern's premiums and underwriting ratios (dollars in thousands):

                            1999        1998       1997
                            -----       -----      ----

Gross written premiums    $ 44,070    $ 39,084 $    44,322
Ceded premiums              (5,540)     (5,215)     (6,040)
                           -------     -------     -------
Net written premiums      $ 38,530    $ 33,869  $   38,282
                           =======    ========      ======

Net earned premiums       $ 38,166    $ 35,002    $ 41,799
Net losses and loss
  adjustment expenses       26,934      23,135      30,182
Underwriting expenses        9,656       9,931       9,929
                             -------   -------     -------
Underwriting income

                           $ 1,576    $  1,936    $  1,688
                             =====     =======     =======


Loss ratio                    70.6%       66.1%      72.2%
Expense ratio                 25.3%       28.4%      23.8%
                               -----       -----     ------
Combined ratio                95.9%       94.5%      96.0%
                               =====       ====    =======

   Gross written premiums at American Southern increased $5.0 million during 1999 principally as a result of business produced by American Auto Club Insurance Agency, a joint venture between American Southern and the AAA of the Carolinas Motor Club. American Southern holds a 50% interest in the joint venture and underwrites the majority of the standard automobile business written by the agency. This program, which began writing business in 1999, had gross written premiums of approximately $5.0 million for the year.

   During 1998, American Southern decided to exit some smaller lines of business where profits were below expectations, and as a result earned premiums declined 16% in 1998. Additionally in 1998, American Southern's premiums were impacted by a decrease in the net rate charged for one of its large block accounts.


   The following table presents a break out of American Southern's earned premiums by line of business (dollars in thousands):

                      1999      1998      1997
                      -----     -----     ----
Automobile liability $ 24,573   $23,396  $30,909


Automobile  physical
damage                  6,112     4,288    4,508

General liability       4,302     4,291    3,116
Property                3,118     2,970    3,206
Surety                     61        57       60
                       --------------------------

Total earned         $ 38,166 $  35,002 $ 41,799
premium             ======== ========= =========


   In addition to the business written through the joint venture, American Southern produces much of its business through contracts with various states and municipalities, some of which represent significant amounts of revenue for the company. These contracts are periodically subject to competitive renewal quotes and the loss of a significant contract could have a material adverse effect on the business or financial condition of American Southern and of the Company.

Specifically, one significant contract comes up for renewal in the first half of 2000. American Southern has prepared a competitive quote for this business; however, given the competitive nature of the current insurance market place, it is possible that other carriers may submit bids at unprofitable levels in order to obtain this business. American Southern has no intention of pricing its bids at an unprofitable level and as a result, the potential exists that American Southern will be unable to renew this account. In an effort to increase the number of programs underwritten by American Southern and to mitigate any such loss of business, the company has hired a new marketing representative who is responsible for the development of new programs.

   The performance of an insurance company is often measured by a combined ratio. The combined ratio represents the percentage of losses and other expenses that are incurred for each dollar of premium earned by the company. A combined ratio of under 100% represents an underwriting profit while a combined ratio of over 100% indicates an underwriting loss. The combined ratio is divided into two components, the loss ratio (the ratio of losses incurred to premiums earned) and the expense ratio (the ratio of expenses incurred to premiums earned).

   The combined ratio for American Southern for 1999 was 95.9% up slightly from the 1998 combined ratio of 94.5%. The loss ratio increased to 70.6% in 1999 from 66.1% in 1998. The increase in the loss ratio is a result of higher than anticipated losses on the personal auto line of business. The Carolinas, where the personal auto business is produced, was hit by a large number of significant storms during 1999. In 1998, American Southern was impacted by favorable development on past accident years that resulted in a loss ratio lower than normally anticipated. The expense ratio for 1999 is down from 28.4% in 1998 to 25.3%. This decrease in the expense ratio is a direct result of American Southern's business structure. The majority of American Southern's business is structured such that the agent is rewarded or penalized based upon the loss ratio of the business they submit to the company. By structuring its business in this manner, American Southern provides its agents with an economic incentive to place profitable business with the company. As a result of this arrangement, in periods where losses and the loss ratio increase, commission and underwriting expenses decrease.

Association Casualty

The following table summarizes Association Casualty's premiums and losses (dollars in thousands):

                                 1999

 Gross written premium        $   9,299
 Ceded premiums                    (775)
                              ----------
 Net written premiums         $   8,524
                              ==========

 Net earned premiums          $   8,498
 Net losses and loss
 adjustment expenses              5,781
 Underwriting expenses            3,915
                               ---------
 Underwriting loss            $  (1,198)
                              ============

 Loss ratio                        68.0%
 Expense ratio                     46.1%
                                --------
 Combined ratio                   114.1%
                                ==========
   Association Casualty was acquired on July 1, 1999 and its performance since that date has been included in the consolidated operating results of Atlantic American. While premium revenues were in line with expectations, both the loss ratio and the expense ratio for Association Casualty, were higher than is desired by management. Since the acquisition, the loss ratio has been impacted by the extremely competitive insurance market place in Texas, where Association Casualty operates. In addition, higher than expected significant claims contributed to the increase. The competitive market has driven down premiums and as a result pushed up both the loss and expense ratios.

   The expense ratio has also been impacted by an effort to expand the product offerings of Association Casualty. Currently, Association Casualty operates as a monoline carrier offering primarily workers' compensation coverage. Since the acquisition, management has been working toward offering products such as general liability and property that will complement the company's existing book of business.

Georgia Casualty

   The following table summarizes Georgia Casualty's premiums and losses (dollars in thousands):

                            1999       1998       1997
                            -----      -----      ----
Gross written premiums    $  26,798   $ 24,468  $25,217
Ceded premiums               (5,928)    (3,203)  (2,938)
                            -------    -------   -------

Net written premiums      $  20,870    $21,265  $22,279
                           ========   ========   ======

Net earned premiums       $  19,403    $21,813  $19,916

Net losses and loss
adjustment expenses          16,535     16,216   15,260
Underwriting expenses         7,950      7,259    5,816
                             ------    -------    -----

Underwriting loss         $  (5,082)  $ (1,662) $(1,160)
                            =======   ========  =======

Loss ratio                    85.2%      74.3%    76.6%
Expense ratio                 41.0%      33.3%    29.2%
                              -----      -----    -----

Combined ratio               126.2%     107.6%   105.8%
                             ======     ======   ======


   Gross written premiums at Georgia Casualty increased $2.3 million during 1999 principally as a result of a new management team. During 1999, Georgia Casualty hired a new president to oversee its operations. In addition, several new experienced underwriters were added to the staff. The new business relationships brought in by these employees is the primary cause of the growth in premiums. This increase follows a $749,000 decrease from 1998 to 1997 that was principally caused by declining premium rates.

   The increase in gross written premiums at Georgia Casualty was offset by a $2.7 million increase in ceded premiums. During 1999, Georgia Casualty entered into a stop-loss reinsurance program which reinsures Georgia Casualty for all losses in the 1999 accident year that, in the aggregate, fall between 55% and 75% of net earned premiums, before the impact of the premium ceded under the treaty. Total premiums ceded under this treaty in 1999 were $2.7 million. The treaty was put into place to help insulate Georgia Casualty against two underwriting programs, one insuring short-haul logging truckers and the other providing property coverage to the poultry industry. Both of these programs were terminated during 1999. This treaty also served to insulate Georgia Casualty from the impact of reduced premium rates on its remaining book of business.

   The decline in net earned premiums of $2.4 million in 1999 is the result of the decline in net written premiums coupled with the impact of the timing of premium writings. Georgia Casualty experienced a significant increase in written premiums in the fourth quarter of 1999, up $763,000 over the fourth quarter of 1998. This increase in writings will not be fully reflected in earned premium until 2000.

   The following table presents a break out of Georgia Casualty's earned premiums by line of business (dollars in thousands):

                       1999       1998       1997
                       -----      -----      ----
Workers'
compensation         $  13,157   $  14,344  $  12,841

Business automobile      2,876       3,750      4,031
General liability        1,251       1,619      1,387
Property                 2,119       2,100      1,657
                         -----       -----      -----

Total earned premium $  19,403   $  21,813  $  19,916
                     =========   =========  =========


   The combined ratio for Georgia Casualty for 1999 increased to 126.2% from 107.6% in 1998. Both components of the combined ratio, the loss ratio and the expense ratio increased over the prior year. The loss ratio increased from 74.3% in 1998 to 85.2% in 1999. The increase in the loss ratio is principally the result of adverse development of prior year losses. During 1999, the estimate for losses incurred in 1998 and prior years increased $2.6 million. The increase in the expense ratio from 33.3% to 41.0% is the result of the impact of the stop-loss reinsurance treaty. The reduction of premium as a result of the stop-loss reinsurance program resulted in an increase of the expense ratio from 35.9% to 41.0%. The remaining increase in the expense ratio results from increased operating costs associated with the hiring of a new management team to oversee the operations of Georgia Casualty.

Bankers Fidelity

   The following summarizes Bankers Fidelity's premiums and operating results (dollars in thousands):

                                    Premiums

                              1999        1998         1997
                              ------------------------ ----
Medicare supplement      $  25,822    $  19,743    $  12,534
Other health products        3,206        2,986        3,980
Life insurance              12,499       11,748       10,453
                            ------       ------       ------

Total premiums           $  41,527    $  34,477    $  26,967
                         =========    =========    =========

                               Operating Expenses

                       1999        1998               1997
                       ----------- --------------------------
Insurance benefits      $   28,313   $   21,494  $    15,576
and losses
Commissions and
underwriting expenses       15,216       15,005       11,988
                            ------       ------       ------

Total expenses         $    43,529   $   36,499   $   27,564
                       ===========   ==========   ==========


   Premium revenue at Bankers Fidelity is up 20.4% over 1998 results. The largest increase is in the Medicare supplement line of business, which is up 30.8% for the year. This increase has come from a focused marketing campaign over the past two years as well as expansion into a new sales region in 1999. In addition, several of Bankers Fidelity's competitors have exited this line of business which
                                        28
has increased the flow of business to Bankers Fidelity. During 1999, in order to maintain adequate margins on its products, Bankers Fidelity decreased the commission it pays its agents on several of its Medicare Supplement products. As a result, agents have begun placing less business with the company and the growth in premiums has slowed. The increase in premium volume in 1998 was the result of strong internal growth compounded by the acquisition of American Independent in late 1997 which added $3.0 million in earned premium in 1998. During 1999, Bankers Fidelity also increased its focus on its life insurance products and as a result, Bankers Fidelity generated an increase of 6.4% in this line of business.

   Insurance benefits and losses at Bankers Fidelity increased 31.7% during 1999. This increase is primarily attributable to the increase in premium volume. However, the growth in insurance benefits and losses has outpaced the growth in premiums. This is principally the result of a delay in the implementation of rate increases, predominately on Bankers Fidelity's Medicare supplement products, caused by a lengthening state approval process. As of the end of 1999, Bankers Fidelity had received all of the rate increases it required to maintain a satisfactory profit on its Medicare supplement business.

   Commission expense for the year decreased 5.3%. This decrease is a result of a reduction in commission rates on several of Bankers Fidelity's primary health products. As a percent of premium, commission expense declined to 11.9% from 15.1% in 1998.

   General expenses at Bankers Fidelity are up only 4.9%. As a percent of premium volume this represents a decline from 25.4% to 22.2%. The decrease in general expenses, as a percent of premiums is the result of an effort to streamline the operations at Bankers Fidelity. This is an ongoing effort that has to date yielded approximately $1.0 million in annualized savings.

INVESTMENT INCOME AND REALIZED GAINS

   Investment income for the year of $12.9 million represents an increase of 12.0% or $1.4 million over 1998 results. The inclusion of Association Casualty in 1999 is responsible for $1.2 million of this increase. The remaining increase is the result of an increase in invested assets at Atlantic American's other subsidiaries. The acquisition of Association Casualty added over $30 million to the investment portfolio of Atlantic American. Investment income increased 2% in 1998 due to an increase in invested assets that was offset by declining interest rates and a flat yield curve. Management has continued to focus on investing in short- and medium-maturity bonds of high quality, in addition to government-back securities. The common and preferred stock portfolio of Atlantic American decreased $12.3 million during the year due to declines in the trading prices of several of its investments. As a result of this and the impact of rising interest rates on the Company's bond portfolio, unrealized investment gains declined from $28.8 million to $12.1 million during 1999.

   Realized investment gains decreased slightly to $2.8 million in 1999, after increasing $1.8 million in 1998 to $2.9 million. Management is continually evaluating the Company's investment portfolio and will periodically divest appreciated investments as deemed appropriate.

INTEREST EXPENSE

   Interest expense for 1999 increased from $2.1 million in 1998 to $2.8 million in 1999. In conjunction with the acquisition of Association Casualty, the Company entered into a $30.0 million revolving credit facility with Wachovia Bank, N.A. To date, the Company has drawn down $26.0 million on this facility. This facility, coupled with the $25 million variable rate demand bonds issued during the second quarter of 1999, brings the total debt of the Company to $51.0 million, up from $26.0 million at the end of 1998. The interest rate on both the revolving credit facility and the bonds is tied to 30 day LIBOR. During 1998, interest expense decreased $800,000 due to a reduction in debt as well as a decline in the interest rate on the debt.

OTHER EXPENSES

   The increase in other operating expenses is primarily attributable to the acquisition of Association Casualty which accounts for $2.8 million of the $4.2 million increase. The remaining increase of $1.4 million is the result of several nonrecurring expenses including the hiring of a consulting group to assist the Company in streamlining its operations and the cost associated with the search for and relocation of a new management team for Georgia Casualty. Operating expenses increased $1.1 million in 1998 due to $300,000 in expenses relating to Year 2000 compliance and an overall increase in general operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

   The major cash needs of the Company are for the payment of claims and operating expenses, maintaining adequate statutory capital and surplus levels, and meeting debt service requirements. The Company's primary sources of cash are written premiums, investment income and the sale and maturity of invested assets. In addition, the Company has additional borrowing capacity under its revolving credit facility. The Company believes that, within each subsidiary, total invested assets will be sufficient to satisfy all policy liabilities. Cash flows at the parent company are derived from dividends, management fees, and tax sharing payments from the subsidiaries. The cash needs of the parent company are for the payment of operating expenses, the acquisition of capital assets and debt service requirements.

   Dividend payments to the Company by its insurance subsidiaries are subject to annual limitations and are restricted to the accumulated statutory earnings of the individual insurance subsidiaries. At December 31, 1999 the Company's insurance subsidiaries had accumulated statutory earnings $49.2 million.

   The Company provides certain administrative, purchasing and other services for each of its subsidiaries. The amount charged to and paid by the subsidiaries was $6.7 million, $6.5 million, and $5.6 million in 1999, 1998, and 1997, respectively. In addition, the Company has formal tax-sharing agreement with each of its insurance subsidiaries. A net total of $2.0 million, $1.9 million and $1.2 million were paid to the Company under the tax sharing agreement in 1999, 1998, and 1997, respectively. Dividends were paid to Atlantic American by one of its subsidiaries totaling $3.6 million in 1999, 1998, and 1997. As a result of the Company's tax loss carryforwards, which totaled approximately $36.4 million at December 31, 1999, it is anticipated that the tax sharing agreement will provide the Company with additional funds with which to meet its cash flow obligations.

   During 1999 the Company entered into a five year revolving credit facility that provides for borrowings up to $30,000. The interest rate on the borrowings under the facility may be fixed, at the Company's option, for a period of one, six or twelve months and is based upon the London Interbank Offered Rate ("LIBOR") plus an applicable margin. Interest on the revolving credit facility is payable monthly. The credit facility provides for the payment of all of the outstanding principal balance at June 30, 2004 with no required principal payments prior to that time. The interest rate on this facility at December 31, 1999 was 8.49%.

   During 1999, the Company also issued $25,000 of Series 1999, Variable Rate Demand Bonds (the "Bonds") due July 1, 2009 through a private placement. The Bonds, which are redeemable at the Company's option, pay a variable interest rate that approximates 30-day LIBOR. The Bonds are backed by a thirteen-month letter of credit issued by Wachovia Bank, N.A. The interest on the Bonds is payable monthly and the letter of credit fees are payable quarterly. The interest rate on the Bonds, along with the related fees, at December 31, 1999 was 8.29%. The Bonds do not require the repayment of any principal prior to maturity.

   The Company is required, under both instruments, to maintain certain covenants including, among others, ratios that relate funded debt to total capitalization and cash flows as well as cash flows to debt service requirements. The Company must also comply with limitations on capital expenditures and additional debt obligations. At September 30, 1999 and December 31, 1999 the Company was in violation of three of its debt covenants, specifically the ratios of debt to total capitalization, earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest, and funded debt to EBITDA. The Company has received a waiver of these covenants from Wachovia Bank, N.A. for both periods.

   Subsequent to year-end, the revolving credit facility and letter of credit were both amended by Wachovia Bank, N.A. as a result of the Company's operating performance during 1999. The amendment establishes new covenants pertaining to funded debt, total capitalization and EBITDA. As amended, the margin on the revolving credit facility will be increased to 3.25% from 2.00% and the cost of the letter of credit will be increased to this same level from 1.80%. The margin on the revolving credit facility and the cost of the letter of credit can be reduced if the Company meets certain financial objectives during 2000. The Company expects to be in compliance with all debt covenants for the remainder of 2000.

   The Company intends to repay its obligations under both facilities using dividend and tax sharing payments from its subsidiaries. In addition, the Company believes that, if necessary, at maturity, the Revolving Credit Agreement can be refinanced with the current lender and that an additional series of bonds could be issued when the current bonds mature.

   The Company also has outstanding $13.4 million of preferred stock issued to affiliates. The preferred stock accrues a dividend at 9.0% per year and at December 31, 1999 the Company had accrued but unpaid dividends on the preferred stock totaling $4.8 million.

   Net cash provided by operating activities totaled $5.4 million in 1999 and $5.5 million in 1998 and $8.6 million in 1997. Cash and short-term investments at December 31, 1999 were $35.7 million and are believed to be more than sufficient to meet the Company's near-term needs.

   The Company believes that the cash flows it receives from its subsidiaries and, if needed, borrowing from banks and affiliates of the Company will enable the Company to meet its liquidity requirements for the foreseeable future. Management is not aware of any current recommendations by regulatory authorities which, if implemented, would have a material adverse effect on the Company's liquidity, capital resources or operations.

YEAR 2000 ISSUE UPDATE

   The Company did not experience any significant malfunctions or errors in its operating or business systems when the date changed from 1999 to 2000. Based on operations since January 1, 2000, the Company does not expect any significant impact to its ongoing business as a result of the "Year 2000 issue." However, it is possible that the full impact of the date change, which was of concern due to computer programs using two digits instead of four digits to define years, has not been fully recognized. For example, it is possible that Year 2000 or similar issues such as leap year-related problems, may occur with billing, payroll, or financial closings at month, quarterly, or year-end. The Company believes that any such problems are likely to be minor and correctable. In addition, the Company could still be negatively affected if its customers or suppliers are adversely affected by the Year 2000 or similar issues. The Company currently is not aware of any significant Year 2000 or similar problems that have arisen for its customers and suppliers.

   The Company expended approximately $500,000 on Year 2000 readiness efforts from 1997 through 1999. These efforts included replacing some outdated, noncompliant software and hardware as well as identifying and remediating Year 2000 problems.

NEW ACCOUNTING PRONOUNCEMENTS

   The Financial Accounting Standards Board has issued Statement 133, "Accounting for Derivitative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activity. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes specific accounting methods for hedges. Changes in the value of most derivatives and hedges will be included in earnings in the period of the change. SFAS 133, as amended by SFAS 137, is effective for years beginning after June 15, 2000. The Company intends to adopt SFAS 133 on January 1, 2001. Management does not believe the adoption of SFAS 133 will have a material effect on the Company's financial condition or results of operations.

IMPACT OF INFLATION

   Insurance premiums are established before the amount of losses and loss adjustment expenses, or the extent to which inflation may affect such losses and expenses are known. Consequently, the Company attempts, in establishing its premiums, to anticipate the potential impact of inflation. If, for competitive reasons premiums cannot be increased to anticipate inflation, this cost would be absorbed by the Company. Inflation also affects the rate of investment return on the Company's investment portfolio with a corresponding effect on investment income.

INTERST RATE AND MARKET RISK

   Due to the nature of the Company's business it is exposed to both interest rate and market risk. Changes in interest rates, which represents the largest risk factor affecting the Company may result in changes in the fair value of the Company's investments, cash flows and interest income and expense. To mitigate this risk, the Company invests in high quality bonds and avoids investing in securities that are directly linked to loans or mortgages.

     The Company is also subject to risk from changes in equity prices. Atlantic American owned $18.9 million of common stock of Wachovia Corporation at December 31, 1999. A 10% decrease in the share price of the common stock Wachovia Corporation would result in a decrease of approximately $1.2 million to shareholders' equity.

   The interest rate on the Company's debt is tied to LIBOR. A 100 point basis increase in LIBOR would result in an additional $510,000 in interest expense.

   The table below summarizes the estimated fair values that might result from changes in interest rates of the Company's bond portfolio:

                 +200bp       +100bp    Fair value     -100bp       -200bp
                 ------       ------    ----------     ------       ------
December 31,      $122,815     $128,677    $137,000     $139,704     $143,704
1999

December 31,      $ 88,948     $ 93,243    $ 99,341     $101,323     $104,254
1998

   The Company is also subject to risk from changes in equity prices. The table below summarizes the effect that a change in share price would have on the value of the Company's equity portfolio, including the Company's single largest equity holding.

                                                 Fair
                               +20%    +10%     Value    -10%     -20%
                               -----   -----    ------   -----    ----
December 31, 1999

Investment in Wachovia
Corporation                   $22,668  $20,779  $18,890  $17,001  $15,112
Other equity holdings          35,753   32,773   29,794   26,815   23,835
                               ------   ------   ------   ------   ------

Total equity holdings

                              $58,421  $53,552  $48,684  $43,816  $38,947
                              =======  =======  =======  =======  =======

December 31, 1998

Investment in Wachovia
Corporation                   $31,247  $28,643  $26,039  $23,435  $20,831
Other equity holdings          41,962   38,465   34,968   31,471   27,974
                               ------   ------   ------   ------   ------

Total equity holdings

                              $73,209  $67,108  $61,007  $54,906  $48,805
                              =======  =======  =======  =======  =======


   The interest rate on the Company's debt is variable and tied to LIBOR. The table below summarizes the effect that changes in interest rates would have on the Company's interest expense.

                      Interest Expense                Interest Expense

                     +200bp     +100bp     Debt      -100bp     -200bp

December 31, 1999       $1,020      $510    $51,000     $(510)   $(1,020)

December 31, 1998        $ 520      $260    $26,000     $(260)    $ (520)



DEFERRED TAXES

   At December 31, 1999, the Company had a net deferred tax asset of $4.3 million comprised of a deferred tax asset of $19.7 million, a deferred tax liability of $9.0 million and a valuation allowance of $6.4 million. The valuation allowance was established against deferred tax assets relating to net operating loss carryforwards that might not be realized.

   Until the end of 1999, the Company established a full valuation allowance against these deferred income tax benefits as they were not considered realizable from expected future reversals of existing taxable temporary differences. The Company believed that it was more likely than not that the net deferred income tax benefits would not be realized through future taxable income prior to the expiration dates of net operating loss carryforwards. However, with the acquisition of Association Casualty and several years of profitability, the Company believes it is now more likely than not that a portion of its net deferred income tax benefits relating to net operating loss carryforwards scheduled to expire between 2006 and 2010 will be realized based on future taxable income. Management also can and would implement tax-planning strategies to prevent these carryforwards from expiring. As of December 31, 1999, a valuation allowance has been established for deferred income tax benefits relating to net operating loss carryforwards scheduled to expire between 2002 and 2003. Since the Company's ability to generate taxable income from operations and utilize available tax-planning strategies in the near term is dependent upon various factors, many of which are beyond management's control, management believes that it is more likely than not that the deferred income tax benefits relating to these carryforwards will not be realized. However, realization of the remaining deferred income tax benefits will be assessed periodically based on the Company's current and anticipated results of operations and amounts could increase or decrease in the near term if estimates of future taxable income change. The Company has formal tax-sharing agreement, and files a consolidated income tax return with its subsidiaries.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Atlantic American Corporation:

   We have audited the accompanying consolidated balance sheets of Atlantic American Corporation (a Georgia corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements (pages 10 through 25) referred to above present fairly, in all material respects, the financial position of Atlantic American Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                             /s/ ARTHUR ANDERSEN LLP

Atlanta, Georgia
March 24, 2000



MARKET INFORMATION (UNAUDITED)

   The common stock of the Company is quoted on the Nasdaq National Market under the symbol "AAME." As of December 31, 1999, the Company had approximately 5,040 stockholders, including beneficial owners holding shares in nominee or "street" name. The following tables show for the periods indicated the range of the reported high and low prices of the common stock on the Nasdaq National Market and the closing price of the stock and percent of change at December 31. The Company did not declare or pay cash dividends on its common stock during the year ended December 31, 1999. Since 1988, the Company has retained its earnings to support the growth of its business.

                                                  1999         1998
                                   --------------------------------------------

                                             High    Low       High    Low

First quarter                           $4 5/8      $3 15/16   $5 1/2    4 5/8
Second quarter                           4 11/16     3 7/8      5 1/16   3 7/8
Third quarter                              4 1/8     2 3/8      5 1/4    4
Fourth quarter                           2 15/16     2 1/4      4 15/16  3 5/8

                                           1999  1998   1997    1996    1995
                                     -------------------------------------------
December 31,closing stock

  price close per share                $2 5/16 $4 7/8$5 1/16 $3 1/16 $2 5/16
Stock price percentage

 of change from prior year               -52.6% -3.7%  +65.3% +32.4%   +2.8%

FORWARD-LOOKING STATEMENTS

   This report contains and references certain information that constitutes forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Those statements, to the extent they are not historical facts, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based upon management's assessments of various risks and uncertainties, as well as assumptions made in accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of such risks and uncertainties, including those identified in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and the other filings made by the Company from time to time with the Securities and Exchange Commission.

Inside Back Cover:
SHAREHOLDER INFORMATION

ANNUAL MEETING

Atlantic American's annual meeting of shareholders will be held on Tuesday, May 2, 2000, at 9:00 a.m. in the Peachtree Insurance Center, 4370 Peachtree Road, N.E., Atlanta, Georgia. Holders of common stock of record at the close of business on March 10, 2000, are entitled to vote at the meeting, and all parties interested in Atlantic American are invited to attend. A notice of meeting, proxy statement and proxy were mailed to shareholders with this annual report.

Independent Accountants

Arthur Andersen LLP
Atlanta, Georgia

Legal Counsel

Jones, Day, Reavis & Pogue
Atlanta, Georgia

Stock Exchange Listing

Symbol: AAME
Quoted on the Nasdaq National Market System

Transfer Agent and Registrar

Atlantic American Corporation
Attn:  Janie L. Ryan, Corporate Secretary

P. O. Box 190720
Atlanta, Georgia 31119-0720
(800) 241-1439 or (404) 266-5532

Form 10-K and Other Information

For investors and others seeking additional dataregarding Atlantic American Corporation or copies of the Corporation's annual report to the Securities and Exchange Commission (Form 10-K), please contact Janie L. Ryan Corporate Secretary, (800) 241-1439 or (404) 266-5532. Please
visit our web site at: www.atlam.com.

 Principals Officers of Subsidiaries


        Eugene Choate
        President
        Bankers Fidelity Life Insurance Company

        Harold K. Fischer
        President
        Association Risk Mangement General Agency
        Association Casualty Insurance Company

        Bob J. Kitchen, Jr.
        President,
        Georgia Casualty & Surety Company

        Andy M. Thompson
        President,
        Self-Insurance Administrators, Inc.

        Roy S. Thompson
        Chairman Emeritus,
        American Southern Insurance Company

        Scott G. Thompson
        President and Chief Financial Officer
        American Southern Insurance Company

        Calvin L. Wall
        Chairman and Chief Executive Officer
        American Southern Insurance Company

(Back Cover to Anuual Report)

Atlantic
American
Corporation

4370 Peachtree Road, N.E.
Atlanta, GA 30319-3000
Telephone : 404-266-5500
Facsimile : 404-266-5702
Internet:  www.atlam.com