Form 10-K405, Exhibit 13
period 2000-12-31
ATLANTIC AMERICAN CORP
filed 2001-04-02
CIK 8177

CORPORATE PROFILE                                                   EXHIBIT 13.1

     Atlantic American Corporation is an insurance holding company whose subsidiary companies are involved in well-defined specialty markets of the life, health, property and casualty insurance industries.

SELECTED FINANCIAL DATA
(Dollars in thousands, except per share data)

                                                                               YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------------------------------------
                                                          2000         1999          1998         1997         1996         1995
                                                        --------------------------------------------------------------------------
Insurance premiums .................................    $133,497     $107,594      $ 91,292     $ 88,682     $ 86,025     $ 43,373
Investment income ..................................      15,552       12,724        11,499       11,256       11,151        6,566
Other income .......................................       1,287        1,172           366          201          306           --
Realized investment gains, net .....................       1,922        2,831         2,909        1,076        1,589        1,731
                                                        --------------------------------------------------------------------------
         Total revenue .............................     152,258      124,321       106,066      101,215       99,071       51,670

                                                        --------------------------------------------------------------------------
Insurance benefits and losses incurred .............      97,628       78,162        60,845       61,018       54,281       24,689
Other expenses .....................................      49,874       42,237        36,518       32,026       36,975       23,897
                                                        --------------------------------------------------------------------------
         Total benefits and expenses ...............     147,502      120,399        97,363       93,044       91,256       48,586
                                                        --------------------------------------------------------------------------
Income from continuing operations before
   provision for income taxes ......................       4,756        3,922         8,703        8,171        7,815        3,084
Income tax provision (benefit) .....................       1,124       (6,988)          145          138          204          (34)
                                                        --------------------------------------------------------------------------
       Income from continuing operations ...........       3,632       10,910         8,558        8,033        7,611        3,118
       Loss from discontinued operations, net ......          --           --            --           --       (4,447)     (10,094)
                                                        --------------------------------------------------------------------------

         Net income (loss) .........................    $  3,632     $ 10,910      $  8,558     $  8,033     $  3,164     $ (6,976)
                                                        ==========================================================================

 Basic net income (loss) per common share:
       Income from continuing operations ...........    $    .12     $    .48      $    .37     $    .35     $    .33     $    .15
       Loss from discontinued operations ...........          --           --            --           --
                                                                                                                 (.24)        (.54)
                                                        --------------------------------------------------------------------------
         Net income (loss) .........................    $    .12     $    .48      $    .37     $    .35     $    .09     $   (.39)
                                                        --------------------------------------------------------------------------

Diluted net income (loss) per common share:
       Income from continuing operations ...........    $    .12     $    .46      $    .37     $    .35     $    .32     $    .15
       Loss from discontinued operations ...........          --           --            --           --         (.23)        (.54)
                                                        --------------------------------------------------------------------------
         Net income (loss) ......,,,................    $    .12     $    .46      $    .37     $    .35     $    .09     $   (.39)
                                                        --------------------------------------------------------------------------

Book value per common share ........................    $   3.18     $   3.12      $   3.60     $   3.27     $   2.29     $   1.61
Common shares outstanding ..........................      21,157       21,027        19,120       18,907       18,684       18,679
Total assets .......................................    $375,777     $351,144      $273,131     $271,860     $252,994     $245,494
Total long-term debt ...............................    $ 46,500     $ 51,000      $ 23,600     $ 27,600     $ 25,994     $ 31,569
Total debt .........................................    $ 46,500     $ 51,000      $ 26,000     $ 28,600     $ 35,611     $ 44,921
Total shareholders' equity before
   accumulated other comprehensive
   income ..........................................    $ 76,420     $ 71,112      $ 53,431     $ 48,685     $ 41,423    $  30,889
Total shareholders' equity after accumulated
   other comprehensive income ......................    $ 83,240     $ 78,948      $ 82,217     $ 78,183     $ 59,136    $  46,478
Operating return on beginning equity* ..............         3.3%        15.1%         11.6%        16.8%        19.5%         5.7%

     * Operating return on beginning equity is calculated by dividing total shareholders' equity before accumulated other comprehensive income into net income from continuing operations less realized gains.

PRESIDENT'S MESSAGE

To Our Shareholders:

     Building solid, enduring relationships with our agents, policyholders and shareholders is the core of our culture at Atlantic American Corporation. It is the key to our success and one of our most distinguishing factors as a small, regional insurance company in an industry of giants that is becoming ever more impersonal and distant. As one of our most important relationships, it is always a pleasure for us to share with you a review of our achievements and accomplishments during the past year. Atlantic American ended 2000 with another year of solid performance, as the Company reported record growth in all our divisions and excellent profitability in two of our three basic business units. Although our overall profitability was not up to what we have earned in the past, and what we expect to earn in the future, we have reason to be pleased with our performance this year. In many ways, the year 2000 was a record year for Atlantic American. The Company reached $152.3 million in revenue, and premiums rose to $133.5 million, a 24% increase over 1999. The distribution of our premium by region, agency and product line has never been so diversified. Our consolidated pre-tax earnings advanced by 21% to $4.8 million from $3.9 million in 1999. Although our net income dropped from $10.9 million last year to $3.6 million this year, our results last year were positively impacted by an adjustment to the valuation allowance established against our deferred tax asset.

     We hold a strong and abiding conviction that value is created through mutually beneficial business partnerships. Further, we believe that nurturing existing relationships while developing new alliances best serves our business and creates long-term shareholder value. We hope that you take the time to read the testimonials that follow, as they are more indicative of our future success than anything that we can say in this letter. We want to thank John Cay, III, president and chief executive officer of Palmer & Cay, Inc.; Robb R. Imbus, vice president of Palmer & Cay of South Carolina, Inc.; and Sandra Crosby, an executive of TBonz Restaurant Group, an insured of Palmer & Cay's, for participating in our Annual Report for Georgia Casualty. For Association Casualty, we would like to thank Doug Peacock, executive vice president of Insurors of Texas, and Brenda Vrazel, the business manager of the Independent School District of Clifton, Texas. Finally, we want to thank James Murray and Jim Stone, regional sales directors of Bankers Fidelity, Larry Weintraub, president, LHW, Inc. and Edwin J. Collins, president & chief executive officer, Lockheed Georgia Employees' Federal Credit Union, for participating on that company's behalf. Each of these individuals went out of their way to make themselves available and to discuss our Company and their business. We will be forever grateful for their help in telling the important side of our business and industry - the human relationships that underlie it all.

     Our life and health insurance division, Bankers Fidelity Life Insurance Company, continues to enhance its position as an established and recognized leader in the senior life and supplemental health insurance marketplace. Through the application of a consistent, well-conceived marketing plan and the strengthening of relationships with new and existing distribution sources, Bankers Fidelity is strategically positioned to continue its growth well into the future. Building on the positive momentum of recent years, the company again reported strong growth and profitability in 2000. Our geographic expansion into the Midwest and Western states led to a 15% increase in total premiums compared to 1999, comprised of a 18% increase in our supplemental health insurance premiums and a 8% increase in our life insurance premiums. Total earned premiums for this division stood at $47.9 million, a 89% increase over where it stood just five years ago. Annualized premiums hit $52.6 million in 2000, a goal Gene Choate and his team have been striving to achieve for the last five years. We are confident that with the continued good wishes of our agents in the field, Bankers Fidelity will attain its new goal of $100.0 million in annualized premiums over the next five years. Central to Bankers Fidelity's impressive growth over the past few years is the company's commitment to the independent agency distribution system and its focus on the aggressive development and growth of our regional sales directors. These key individuals manage protected territories using proprietary lead generation programs to recruit new agents. This strategy has resulted in double-digit growth in new sales for each of the past six years and has facilitated market penetration into a number of new states. Once focused exclusively in the Southeast, Bankers Fidelity is now well represented in the Mid-Atlantic, Midwest, and Western regions of the United States.

     The entire property and casualty insurance industry continues to be challenged by increasing loss costs, a highly competitive marketplace and concerns about adequate reserve levels. In spite of these challenges, Atlantic American's property and casualty operations continued to grow in 2000.

     Once again, American Southern, our large account specialty insurer, reported an excellent year. The hallmark of American Southern continues to be the consistency of its results and the quality of its underwriting. Roy Thompson, Scott Thompson, and Calvin Wall all deserve our thanks for maintaining their disciplined underwriting throughout the soft market in the property and casualty industry. The company's book of business is primarily comprised of large, long-term contracts with large accounts, states and municipalities. Typical contract duration is from one to three years. In spite of competitive pressures, the company has been successful in renewing the majority of its contracts in 2000.

     We also want to mention the results of SIA, Inc., our third party administrator, led by Andy Thompson. Since the acquisition of SIA in 1997, the company has never failed to report excellent results and strong margins in a very competitive business. Andy runs a tight ship and never fails to keep his expenses as low as possible while maintaining the quality of service his clients expect.

     The year 2000 also marked the complete and successful integration of Association Casualty into Atlantic American's insurance group. Acquired on July 1, 1999, and led by Harold Fischer, president, Dianne Morris, chief operating officer, and Evelyn Hickey, chief financial officer, Association Casualty is now an integral part of our operations and is working "hand in glove" with Bob Kitchen's team at Georgia Casualty. Although this is the only division of Atlantic American to report disappointing results in 2000, when compared to the industry in which they compete, they have much to commend their performance last year and historically. In the face of the soft market that prevailed in the property and casualty insurance industry in general and the workers' compensation market in particular, our team has worked hard to maintain the integrity of our book of business and the conservatism of our claim reserves. In each of the last two years, we have conducted extensive reviews of all our outstanding claims and have adjusted them upward, where appropriate, to reflect what we believe our ultimate loss costs will be. Although this process is inherently subjective, we believe we are well reserved. Looking forward, we believe that this division will report much stronger results in 2001 and will be the fastest growing division for the immediate future. In light of a workers' compensation market which has seen many competitors with higher ratings than ours go under, and which many industry experts believe is billions under reserved, Georgia Casualty and Association Casualty are moving forward with a well-reserved balance sheet and growing our business in an ever hardening market. We expect great things in the future.

     As we go forward, we are more confident than ever that by continuing to build long-term relationships, providing quality products at a fair price and offering professional and personal service, we will be able to grow our operations and demonstrate our ability to earn a good return on invested capital. As this becomes evident, we are confident that the share price of Atlantic American will begin to reflect a more rational valuation. We are confident that 2001 will be an excellent year for Atlantic American.

     Thank you for your continued trust and confidence.

J. Mack Robinson                                           Hilton H. Howell, Jr.
Chairman of the Board                                      President & CEO

OPERATIONS

Honoring our commitments and delivering on our promises; these are the tenets by which we conduct business at Atlantic American Corporation. Through strict adherence to these principles, we build lasting relationships with our agents and our customers and, in turn, create long-term value for our shareholders.

But the true measure of a relationship is what your partners say of you.

We are proud of the fact that our partners recognize our stability, our integrity, our commitment and our dedication to providing quality service to our agents, our brokers and our customers.

"Because integrity is at the core of everything we do, it's important that our business partners share those values." So says John Cay, III, president and chief executive officer, Palmer & Cay, Inc.

Established in 1868 in Savannah, Georgia, Palmer & Cay is a privately-held professional services firm providing its clients with creative solutions in the areas of insurance, risk management, employee benefits, compensation and investments. Palmer & Cay, one of the largest privately-held brokers in the country, maintains 28 offices in 16 states and the District of Columbia. They employ more than 800 people.

"As a fifth generation company," says John, "we have a long-term perspective on things. We believe in building solid, enduring relationships with quality people. We place great value on decades-long relationships with our clients and the companies with which we do business. There is great value in consistency. Our relationship with Georgia Casualty exemplifies that philosophy."

John continues, "Our focus as an organization begins and ends with people. Throughout our relationship, we have found Georgia Casualty to be responsive and client-focused - as are we. We've also found that the more successful companies are those that are client-focused and closest to both the broker and the client. As a regional company, Georgia Casualty is well positioned in this regard.

"The personal touch is important in a business relationship and we maintain an exceptional relationship with the senior management of Atlantic American Corporation, Georgia Casualty's parent company. In fact, we are shareholders. We know that Atlantic American is building a quality organization that will last. We have faith in the Company and their direction. We know that they will be there in the future for us and for our clients. Their honesty and integrity is beyond question. We are passionate and enthusiastic about our relationship with them."

As the senior executive of a large agency, John Cay offers one perspective on the importance of relationships in meeting client needs. Robb R. Imbus, AAI, vice president of Palmer & Cay of South Carolina, Inc., Charleston, SC, offers his observations on his relationship with Georgia Casualty and how this impacts one of his clients, TBonz of Charleston, SC.

"When I approached Georgia Casualty about designing and offering a restaurant program through the Hospitality Association of South Carolina, Georgia Casualty was immediately receptive. Not only did they give us the exclusivity we wanted, but they also worked with us in designing special coverage enhancements for our hospitality program. They were open to our ideas and wanted our input - even instituting a special billing program at our request. A larger company would not have done that.

"Georgia Casualty's dedicated production underwriter concept is a big plus," continues Robb. "Their knowledge and responsiveness help me and they also benefit my clients. I can honestly say that I have a phenomenal relationship with the company."

Sandra Crosby, an executive with TBonz Restaurant Group, operators of 13 restaurants in South Carolina, North Carolina and Georgia, moved their insurance coverage to Palmer & Cay to take advantage of the restaurant program.

"We had worked with Palmer & Cay in the past and had an extreme comfort level with them," says Sandra. "Our confidence in Palmer & Cay in turn helped to give us confidence in Georgia Casualty. But initially, we were not without concern.

"Much of that up-front concern was overcome when, during a meeting with Palmer & Cay, Robb picked up the phone and called Bob Kitchen, president of Georgia Casualty. We talked for nearly an hour. The fact that there was no red tape and that I could talk with the top person made me feel that we would receive personalized service.

"Of course," says Sandra, "cost does matter. But there are certainly other considerations we take into account when deciding with whom we do business. We appreciate the fact that Georgia Casualty has taken the time to get to know us by name. We have one adjuster for our workers' compensation claims and just one or two adjusters we work with on our general liability claims.

"We have also had great results with the company's loss control services. They have gone into all of our restaurants and performed friction tests. They have been excellent about following up and providing us with observations and helpful safety tips. Again, we have one contact that gives us personalized attention and the same set of eyes from location to location.

"Because our owners, Mark Cumins and Jerry Scheer, have a very strong sense of community service and involvement, we think of ourselves as a company with heart. We look for that same attitude in the companies with whom we do business. We want and need people who listen - and Georgia Casualty listens! After just one year, we have a very high comfort level," says Sandra.

"As with Georgia Casualty's representatives and customers, another of Atlantic American's property and casualty companies, Association Casualty, receives high marks when it comes to quality, personalized service."

Doug Peacock, AAI, Executive Vice President, Insurors of Texas, Waco, Texas, says, "As an agent, I tend to take the path of least resistance. I appreciate working with Association Casualty because they make it easy to do business with them. In fact, working with them is like working with family.

"From a service standpoint, there's no comparison between Association Casualty
(ACIC) and the larger, `national' companies," says Doug. "Everyone at ACIC responds in a timely, accurate manner. We know from our experience that things are done correctly - the first time! In addition, we have the best underwriters imaginable. They are receptive and attentive to our needs.

"We have 10 agents and a service team at Insurors of Texas, and we represent a number of companies. But all of our employees feel the same about Association Casualty. They are our primary workers' compensation carrier and they get a shot at all of our quality business.

"From our customers' perspective, they deal directly with the company on claims and have a chance to see ACIC at work `up close and personal' as they say. We have many clients who pay higher premiums to stay with Association Casualty rather than switch carriers. That's quite a testament.

"From the time that Dianne Morris first contacted me in 1991 about representing Association Casualty, we hit it off beautifully. We've had a wonderful relationship ever since. Everything she said, everything she promised, has been backed-up in action.

"In spite of technology and all of the other advances in our industry, ours is still a people business and relationship driven. We are service oriented, as is ACIC. We've learned over the years that those that deliver from a service standpoint are the companies that really stand out. Everyone at the company communicates extremely well with us; and when you do that, you have customers for life!"

"It is a real advantage to have Doug Peacock as our agent," says Brenda Vrazel, Business Manager of the Independent School District of Clifton, Texas. "Because he has served on the Hubbard (TX) school board, he is familiar with school issues and he relates to our needs.

"We switched our workers' compensation coverage from another carrier to Association Casualty five years ago. Quite honestly," says Brenda, "we didn't feel that we were getting either the support or follow-up on claims that we needed. After receiving a number of proposals from Insurors of Texas, we went with ACIC - and we've had no regrets. From the start, they have communicated well with us, they have been proactive on our claims and they have asked for our input. This was not the case with our previous carrier.

"Association Casualty is very good about following-up on claims, making sure that they are legitimate and handled correctly and fairly. We want to make sure that any injured employee is compensated, but we also want to get our employees back to work as soon as possible. Because Association Casualty's support services have helped keep our claims down, the company has treated us very fairly on our rates - a very important consideration since we are dealing with taxpayer money. It's a nice partnership."

Among the support services that Brenda has found to be helpful are the annual audit and the company's loss control assistance. "The annual audit," states Brenda, "helps me stay on track and make sure that my computer systems are set-up correctly. In addition, we use safety videos and training programs made available to us by the company in regularly scheduled employee meetings. All of our employees go through at least one safety meeting per school year; those employees at greater risk attend more frequently. Their input was also very helpful in selecting non-slip flooring for a new school building."

Active in professional associations, Brenda has moderated for a number of classes in risk management. She appreciates the fact that she can call on her associates at ACIC to help develop case histories and information about reporting and the forms required. "I know that I can count on them," she says.

Within Atlantic American Corporation's life and health division, loyalties run deep among sales management, independent sales representatives and customers.

Bankers Fidelity Life, the Company's flagship life and health carrier, is fiercely loyal to its distribution system and committed to maintaining the highest standards of professional, ethical service when dealing with its customers.

Recently recognized for 25 years of continuous service, James Murray, regional sales director, Harrodsburg, Kentucky, first joined the company when it was Atlantic American Life. He says proudly, "Since joining Atlantic American Life, now Bankers Fidelity Life, I have never been licensed with another company. Why? Because the company has done everything they said they would do. It is an outstanding company to work for." He adds emphatically, "Anyone that does not see great things ahead for Bankers Fidelity Life is not looking to the future.

"I honestly believe," James says, " that no other company has as much to offer as Bankers Fidelity. It is critical for agents to be able to work with the home office staff. As it stands today, we have the best underwriting department that any company could want and our products are second to none." As an aside, James says, "I refer to the home office as `we' because we are all part of the same team. Over the past several years, the home office has come a long way! The quality of support has, in turn, allowed me to recruit and retain the highest quality agents I have ever had. I would be proud to stand them up against anyone!"

James notes with pride that, "I wrote the first senior policy with Bankers Fidelity. The client is alive today and that policy is still in force. Our customers stay with us because they appreciate the quality claims service they receive and they know that the company operates with honesty and integrity.

"Throughout my years with Bankers, the company has allowed me to grow beyond my wildest imagination. I have never seriously considered leaving. We have the products. We have the support. It's up to us to run with it.

"Since joining the company more than 25 years ago, Bankers Fidelity has done everything they said they would do - and more."

Jim Stone, regional sales director, Douglas, Georgia, attributes his relationship with Bankers Fidelity to "a fortunate convergence in space and time." Jim says, "It goes back to 1993 when the company (then Atlantic American
Life) established their final expense life program at the same time I wanted to concentrate on life sales. Before that, the company specialized in health sales and

I placed my life business with other companies. But in 1993, we made a mutual commitment to one another. I took them at their word, they took me at mine, and seven years later we're still doing business together - and lots of it!"

Like James Murray, Jim Stone cites the relationship between the home office and agents as the primary reason for his longevity with the company. "With most companies," he says, "the agents and home office are miles apart. Not so at Bankers Fidelity. The home office staff makes a real effort to be attentive to our needs and to understand the importance and the role of the agent. If a problem arises, they handle it. Typically an agent's biggest concern is underwriting. But the underwriting department at Bankers does a heck of a job. They make my agents feel that they matter."

From a client perspective, Jim says, "Being based in Georgia and Florida, we sell the fact that we are a local company. But of even greater importance is the fact that our customers know that when they call the home office with questions or for service needs, they do not get the voice mail runaround that they get from other companies. They know that they will get a live person at the other end of the line to help them. This is a big plus when dealing with the senior market. They want personalized service. With Bankers Fidelity, they get it. The fact that we get a large amount of referral business speaks to this point.

"I've never really thought about retiring," says Jim. "I enjoy working with young people and take great pride when someone I've helped becomes successful. I truly look forward to going to work every day. The way I look at it is, if you can find someone that will pay you to do what you like to do, you do it!"

While Bankers Fidelity's regional sales directors appreciate their relationship with the home office, that relationship is also cited by independent agents as a reason that they do business with the company.

"My introduction to Bankers Fidelity Life (Atlantic American Life at the time) came 15 years ago when I was looking for a good Medicare supplement product. The reason that I have maintained a relationship with them ever since," says Larry Weintraub, CLU, ChFC, President of LHW, Inc., Marietta, Georgia, "is threefold. First, their Medicare supplement product is very good; second, they give me personalized service; and, third, I have a great relationship with Gene Choate, president of Bankers Fidelity.

"In selecting the companies that we work with - and we work with several - product quality and cooperation with the home office are my two main priorities. I want to be able to call someone that can solve any problems that arise and I want individual consideration. Most importantly, I want to be able to talk directly to the underwriter. At Bankers Fidelity, I get that. They listen, we have conversations and we can negotiate. This factor is so important to me, I just won't do business with a company if they won't let me talk to the underwriter.

"Another consideration that goes into the mix when selecting a company," says Larry, "is how they handle claims. Our large block of Medicare supplement business generates lots of claims. Yet I can honestly say that we get no more than five claims-related complaints per year. Bankers Fidelity handles their claims in a fair and expeditious manner. They are an honorable company...and I don't say that lightly. Not all companies operate that way.

"My clients know that between LHW and Bankers Fidelity, they will receive personalized service. They appreciate the fact that whether they are dealing with Bankers Fidelity or me, they will talk with a real person, not voice mail. Because of this commitment to personalized service, much of my business comes from referrals."

One of Larry's largest clients is the Lockheed Georgia Employees' Federal Credit Union. "I moved to Atlanta in 1966 to take a job as an engineer at Lockheed," he says. "Shortly thereafter, I made a career change and became an insurance agent. Calling on friends and acquaintances, one of my first clients was a young attorney at Lockheed. He later went on to become chairman of the credit union there. It was through this relationship that I changed my marketing approach to mass marketing. Now," he continues, "the bulk of my business comes from members of credit unions."

Edwin J. Collins, was Larry's first policyholder. Today he is president & chief executive officer of the Lockheed Georgia Employees' Federal Credit Union in Marietta, Georgia, Larry's largest source of business. Lockheed is the sixth largest credit union in Georgia with more than 78,000 members and $400 million in assets. They are celebrating 50 years of service in 2001.

Ed says, "As a member-owned, non-profit organization, we are not profit driven. Rather, we seek products and services that will benefit our members. We believe strongly in offering only quality products that are backed-up with personal service.

"Larry initially came to us about offering Bankers Fidelity's Medicare supplement product to our members. Following discussions with him, we realized that the product was actually better than what Lockheed was offering to its retirees. Therefore, it was a good offering to our senior members. Over the years, Bankers Fidelity has been very good to work with, gives our members excellent service and has treated us very fairly by pricing the product to reflect our claims experience. We feel good about offering this service to our members.

"We have never had a complaint," says Ed. "It's a solid relationship that we have with Larry and Bankers Fidelity Life. They have done everything they said they would do."

We at Atlantic American Corporation are proud of these relationships and the fact that our sales representatives and customers are willing to share their observations. Moreover, we are proud of the fact that these are not isolated cases.

We take all of our relationships seriously and we work hard everyday to fulfill our commitments.

                           CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data)

                                                                                                          DECEMBER 31,
                                                                                                  ---------------------------
                                                                                                    2000              1999
                                                                                                  ---------------------------
                                                         ASSETS

Cash and cash equivalents, including short-term investments of $15,013 and $22,471                $  31,914         $  34,306
in 2000 and 1999, respectively

Investments                                                                                         215,893           198,841

Receivables:
    Reinsurance                                                                                      39,088            39,287

    Other, net of allowance for doubtful accounts of $1,269 and $1,717 in 2000
      and 1999, respectively                                                                         37,261            28,478

Deferred income taxes, net                                                                            3,839             4,299

Deferred acquisition costs                                                                           23,398            20,398

Other assets                                                                                          4,886             5,074

Goodwill                                                                                             19,498            20,461
                                                                                                  ---------------------------

      Total assets                                                                                $ 375,777         $ 351,144
                                                                                                  ===========================


                                            LIABILITIES AND SHAREHOLDERS' EQUITY

Insurance reserves and policyholder funds                                                         $ 225,164         $ 205,145
Accounts payable and accrued expenses                                                                20,873            16,051

Debt payable                                                                                         46,500            51,000
                                                                                                  ---------------------------

      Total liabilities                                                                             292,537           272,196
                                                                                                  ---------------------------

Commitments and contingencies  (Note 8)

Shareholders' equity:

  Preferred stock, $1 par, 4,000,000 shares authorized;
      Series B preferred, 134,000 shares
      issued and outstanding, $13,400 redemption value                                                  134               134
      Series C preferred, 25,000 shares
        issued and outstanding, $2,500 redemption value                                                  25                --

  Common stock, $1 par, 30,000,000 shares authorized; 21,412,138 shares issued in 2000 and 1999 and 21,157,250 shares outstanding in 2000
      and 21,026,786 shares outstanding in 1999                                                      21,412            21,412

  Additional paid-in capital                                                                         56,997            55,677

  Accumulated deficit                                                                                (1,248)           (4,558)

  Accumulated other comprehensive income                                                              6,820             7,836

  Treasury stock, at cost, 254,888 shares in 2000 and 385,352 shares in 1999                           (900)           (1,553)
                                                                                                  ---------------------------

      Total shareholders' equity                                                                     83,240            78,948
                                                                                                  ---------------------------

         Total liabilities and shareholders' equity                                               $ 375,777         $ 351,144
                                                                                                  ===========================

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                ---------------------------------------------
                                                                                    2000               1999             1998
                                                                                ---------------------------------------------
Revenue:
   Insurance premiums                                                           $ 133,497         $ 107,594         $  91,292
   Investment income                                                               15,552            12,724            11,499
   Other income                                                                     1,287             1,172               366
   Realized investment gains, net                                                   1,922             2,831             2,909
                                                                                ---------------------------------------------

      Total revenue                                                               152,258           124,321           106,066
                                                                                ---------------------------------------------

Benefits and expenses:
   Insurance benefits and losses incurred                                          97,628            78,162            60,845
   Commissions and underwriting expenses                                           36,677            29,713            27,160
   Interest expense                                                                 4,408             2,819             2,146
   Other                                                                            8,789             9,705             7,212
                                                                                ---------------------------------------------

      Total benefits and expenses                                                 147,502           120,399            97,363
                                                                                ---------------------------------------------

      Income before income tax provision (benefit)                                  4,756             3,922             8,703
Income tax provision (benefit)                                                      1,124            (6,988)              145
                                                                                ---------------------------------------------

        Net income before preferred stock dividends                                 3,632            10,910             8,558
Preferred stock dividends                                                          (1,206)           (1,206)           (1,521)
                                                                                ---------------------------------------------
       Net income applicable to common stock                                    $   2,426         $   9,704         $   7,037
                                                                                =============================================

Basic earnings per common share                                                 $     .12         $     .48         $     .37
                                                                                =============================================

Diluted earnings per common share                                               $     .12         $     .46         $     .37
                                                                                =============================================

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands, except share data)

                                                                                                   ACCUMULATED
                                                                           ADDITIONAL                 OTHER
                                                       PREFERRED   COMMON   PAID-IN   ACCUMULATED COMPREHENSIVE  TREASURY
                                                         STOCK      STOCK   CAPITAL     DEFICIT      INCOME       STOCK      TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997 ............................  $ 164    $18,921   $53,316    $(23,653)    $ 29,498     $  (63)   $ 78,183
 Comprehensive income:
    Net income ........................................     --         --        --       8,558           --         --       8,558
    Decrease in unrealized investment gains ...........     --         --        --          --         (712)        --        (712)
                                                                                                                           --------
       Total comprehensive income .....................                                                                       7,846

 Cash dividends paid on preferred stock ...............     --         --      (315)         --           --         --        (315)
 Dividends accrued on preferred stock .................     --         --    (1,206)         --           --         --      (1,206)
 Purchase of 349,879 shares for treasury ..............     --         --        --          --           --     (1,592)     (1,592)
 Issuance of 77,475 shares for employee
    benefit plans and stock options ...................     --         --        --        (118)          --        353         235
  Preferred stock redeemed including issuance
      of 469,760 common shares ........................    (30)       470    (1,440)         --           --         --      (1,000)
  Issuance of 15,265 shares for final consideration
      of Self-Insurance Administrators, Inc. ..........     --         15        51          --           --         --          66
                                                          -------------------------------------------------------------------------

Balance, December 31, 1998 ............................    134     19,406    50,406     (15,213)      28,786     (1,302)     82,217
 Comprehensive loss:
 Net income ...........................................     --         --        --      10,910           --         --      10,910
    Decrease in unrealized investment gains ...........     --         --        --          --      (16,731)        --     (16,731)
    Deferred income tax attributable to
        other comprehensive loss ......................     --         --        --          --       (4,219)        --      (4,219)
                                                                                                                           --------
       Total comprehensive loss .......................                                                                     (10,040)
 Dividends accrued on preferred stock .................     --         --    (1,206)         --           --         --      (1,206)
 Purchase of 213,392 shares for treasury ..............     --         --        --          --           --       (779)       (779)
 Issuance of 113,608 shares for employee
    benefit plans and stock options ...................     --         --        --        (255)          --        528         273
 Issuance of 2,006,385 shares for acquisition
    of Association Casualty Insurance Company .........     --      2,006     6,477          --           --         --       8,483
                                                          -------------------------------------------------------------------------

Balance, December 31, 1999 ............................    134     21,412    55,677      (4,558)       7,836     (1,553)     78,948
  COMPREHENSIVE INCOME:
    NET INCOME ........................................     --         --        --       3,632           --         --       3,632
    DECREASE IN UNREALIZED INVESTMENT GAINS ...........     --         --        --          --       (1,563)        --      (1,563)
    DEFERRED INCOME TAX BENEFIT ATTRIBUTABLE TO
       OTHER COMPREHENSIVE LOSS .......................     --         --        --          --          547         --         547
                                                                                                                           --------
    TOTAL COMPREHENSIVE INCOME                                                                                                2,616
ISSUANCE OF 25,000 SHARES OF PREFERRED STOCK ..........     25         --     2,475          --           --         --       2,500
DIVIDENDS ACCRUED ON PREFERRED STOCK ..................     --         --    (1,206)         --           --         --      (1,206)
COMPENSATION EXPENSE RELATED TO STOCK GRANTS ..........     --         --        51          --           --         --          51
PURCHASE OF 33,206 SHARES FOR TREASURY ................     --         --        --          --                     (79)        (79)
ISSUANCE OF 163,670 SHARES FOR EMPLOYEE
    BENEFIT PLANS AND STOCK OPTIONS ...................     --         --        --        (322)          --        732         410
                                                          -------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000 ............................   $159    $21,412   $56,997     $(1,248)    $  6,820     $ (900)   $ 83,240
                                                          =========================================================================

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                   YEAR ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)                                                                     2000             1999             1998
                                                                                        ------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                           $  3,632         $ 10,910         $  8,558
     Adjustments to reconcile net income to net cash provided by operating activities:
       Amortization of deferred acquisition costs                                         15,804           11,947           10,595
       Acquisition costs deferred                                                        (18,804)         (14,003)         (11,087)
       Realized investment gains, net                                                     (1,922)          (2,831)          (2,909)
       Increase (decrease) in insurance reserves and policyholder funds                   20,019           14,036           (1,941)
       Compensation expense related to stock grants                                           51               --               --
       Depreciation and amortization                                                       1,744            1,435            1,368
       Deferred income tax expense (benefit)                                               1,007           (6,997)              --
       (Increase) decrease in receivables, net                                            (8,584)          (8,404)             950
       Increase in other liabilities                                                       3,617               73              291
       Other, net                                                                            142             (768)            (350)
                                                                                        ------------------------------------------
Net cash provided by operating activities                                                 16,706            5,398            5,475
                                                                                        ------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from investments sold                                                          3,447            8,482            8,723
   Proceeds from investments matured, called or redeemed                                  11,877           35,594           55,665
   Investments purchased                                                                 (31,290)         (53,211)         (82,981)
   Additions to property and equipment                                                      (619)            (829)            (394)
   Acquisition of American Independent, net of $1,946 cash acquired                           --              198             (483)
   Acquisition of Association Casualty, net of $6,270 cash acquired                          (94)         (18,205)              --
   Bulk reinsurance transactions, net                                                         --               --              608
                                                                                        ------------------------------------------
Net cash used in investing activities                                                    (16,679)         (27,971)         (18,862)
                                                                                        ------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of bank financing                                                   --           51,000               --
   Proceeds from issuance of Series C Preferred Stock                                      1,750               --               --
   Preferred stock dividends                                                                  --               --             (315)
   Proceeds from exercise of stock options                                                   410              273               90
   Purchase of treasury shares                                                               (79)            (779)          (1,447)
   Repayments of debt                                                                     (4,500)         (26,000)          (2,600)
   Redemption of preferred stock                                                              --               --           (1,000)
                                                                                        ------------------------------------------
Net cash (used in) provided by financing activities                                       (2,419)          24,494           (5,272)
                                                                                        ------------------------------------------
         Net (decrease) increase in cash and cash equivalents                             (2,392)           1,921          (18,659)
                                                                                        ------------------------------------------
   Cash and cash equivalents at beginning of year                                         34,306           32,385           51,044
                                                                                        ------------------------------------------
   Cash and cash equivalents at end of year                                             $ 31,914         $ 34,306         $ 32,385
                                                                                        ==========================================
SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid for interest                                                               $  4,170         $  2,510         $  2,143
                                                                                        ==========================================
   Cash paid for income taxes                                                           $    166         $    131         $    330
                                                                                        ==========================================

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000, 1999 AND 1998
            (Dollars in thousands, except share and per share data)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


PRINCIPLES OF CONSOLIDATION
     The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP") which, as to insurance companies, differ from the statutory accounting practices prescribed or permitted by regulatory authorities. These financial statements include the accounts of Atlantic American Corporation (the "Company") and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     At December 31, 2000, the Company had five insurance subsidiaries, including Bankers Fidelity Life Insurance Company ("Bankers Fidelity"), American Southern Insurance Company and its wholly-owned subsidiary, American Safety Insurance Company (together known as "American Southern"), Association Casualty Insurance Company ("ACIC") and Georgia Casualty & Surety Company ("Georgia Casualty"), in addition to two non-risk bearing subsidiaries, Association Risk Management General Agency, Inc. ("ARMGA") and Self-Insurance Administrators, Inc. ("SIA, Inc."). ACIC and ARMGA (together known as "Association Casualty") were acquired on July 1, 1999. The results of operations of Association Casualty are included in the consolidated results of operations since the date of acquisition.

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

GOODWILL
     Goodwill is amortized over a period of fifteen to forty years using the straight-line method. The Company periodically evaluates whether events and circumstances have occurred that indicate that the remaining estimated useful life of goodwill may warrant revision. Should factors indicate that goodwill be evaluated for possible impairment, the Company will compare the recoverability of goodwill to a projection of the acquired companies' undiscounted cash flow over the estimated remaining life of the goodwill in assessing whether the goodwill is recoverable.

INVESTMENTS
     All of the Company's debt and equity securities are classified as available for sale and are carried at market value. Mortgage loans, policy and student loans, and real estate are carried at historical cost. Other invested assets are comprised of investments in limited partnerships, limited liability companies, and real estate joint ventures; those which are publicly traded are carried at estimated market value, those for which the Company has a 20% to 50% interest or less than a 20% interest but has the ability to exercise significant influence ("equity investees") are accounted for using the equity method, and all others are carried at historical cost. If the value of a common stock, preferred stock, other invested asset, or publicly traded bond declines below its cost or amortized cost, and the decline is considered to be other than temporary, a realized loss is recorded to reduce the carrying value of the investment to its estimated net realizable value, which becomes the new cost basis. Premiums and discounts related to investments are amortized or accreted over the life of the related investment as an adjustment to yield using the effective interest method. Dividends and interest income are recognized when earned or declared.
     The cost of securities sold is based on specific identification. Unrealized gains (losses) in the value of invested assets, are accounted for as a direct increase (decrease) in accumulated other comprehensive income in shareholders' equity net of deferred tax and, accordingly, have no effect on net income.

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

EARNINGS PER COMMON SHARE
     Basic earnings per common share are based on the weighted average number of common shares outstanding during each period. Diluted earnings per common share are based on the weighted average number of common shares outstanding during each period, plus common shares calculated for stock options outstanding using the treasury stock method and assumed conversion of the Series B and C Preferred Stock, if dilutive. Unless otherwise indicated, earnings per common share amounts are presented on a diluted basis.

CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of cash on hand and investments in short-term, highly liquid securities which have original maturities of three months or less from date of purchase.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation and disclosure of revenues in financial statements and requires adoption no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB 101 in the fourth quarter of 2000. The adoption did not have any impact on the Company's results of operations or financial position.

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires the recognition of the fair value of all derivative instruments on the balance sheet and establishes specific accounting methods for hedges. In June 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of Election Date of FASB Statement 133" ("SFAS 137"). Subsequent to the issuance of SFAS 133, as amended by SFAS 137, the FASB received many requests to clarify certain issues causing difficulties in implementation. In June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," ("SFAS 138"), which responds to these requests by amending certain provisions of SFAS 133. The Company will adopt SFAS 133 and the corresponding amendments under SFAS 138 on

January 1, 2001. Management has determined that the impact of initially adopting SFAS 133, as amended by SFAS 137 and SFAS 138, will not have a material effect on the Company's financial condition or results of operations.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain prior year balances have been reclassified to conform with the current year presentation.

NOTE 2.  INVESTMENTS

     Investments are comprised of the following:

                                                                                               2000
-----------------------------------------------------------------------------------------------------------------------------
                                                                                      GROSS           GROSS
                                                                      CARRYING      UNREALIZED      UNREALIZED      AMORTIZED
                                                                        VALUE          GAINS          LOSSES           COST
-----------------------------------------------------------------------------------------------------------------------------
BONDS:
  U.S. TREASURY SECURITIES AND OBLIGATIONS OF
    U.S. GOVERNMENT CORPORATIONS AND AGENCIES                         $111,198        $   608        $  1,517        $112,107
  OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS                       4,088             37               2           4,053
  CORPORATE SECURITIES                                                  37,752            563             921          38,110
  MORTGAGE-BACKED SECURITIES (GOVERNMENT GUARANTEED)                     6,366             71               9           6,304
                                                                      -------------------------------------------------------
                                                                       159,404          1,279           2,449         160,574
COMMON AND PREFERRED STOCKS                                             43,945         14,566           2,730          32,109
OTHER INVESTED ASSETS                                                    5,862             --             174           6,036
MORTGAGE LOANS (ESTIMATED FAIR VALUE OF$ 4,040)                          3,538             --              --           3,538
POLICY AND STUDENT LOANS                                                 3,098             --              --           3,098
REAL ESTATE                                                                 46             --              --              46
                                                                      -------------------------------------------------------
    INVESTMENTS                                                        215,893         15,845           5,353         205,401
SHORT-TERM INVESTMENTS                                                  15,013             --              --          15,013
                                                                      -------------------------------------------------------
    TOTAL INVESTMENTS                                                 $230,906        $15,845        $  5,353        $220,414
                                                                      =======================================================
                                                                                               2000
-----------------------------------------------------------------------------------------------------------------------------
                                                                                      Gross           Gross
                                                                      Carrying      Unrealized      Unrealized      Amortized
                                                                        Value          Gains          Losses           Cost
-----------------------------------------------------------------------------------------------------------------------------
Bonds:
  U.S. Treasury Securities and Obligations of
    U.S. Government Corporations and Agencies                         $104,217        $   137        $  5,551        $109,631
  Obligations of states and political subdivisions                       4,078              2              62           4,138
  Corporate securities                                                  26,106            116             796          26,786
  Mortgage-backed securities (government guaranteed)                     2,599             --              66           2,665
                                                                      -------------------------------------------------------
                                                                       137,000            255           6,475         143,220
Common and preferred stocks                                             48,684         22,226           4,725          31,183
Other invested assets                                                    5,717            774              --           4,943
Mortgage loans (estimated fair value of $4,237)                          3,645             --              --           3,645
Policy and student loans                                                 3,749             --              --           3,749
Real estate                                                                 46             --              --              46
                                                                      -------------------------------------------------------
    Investments                                                        198,841         23,255          11,200         186,786
Short-term investments                                                  22,471             --              --          22,471
                                                                      -------------------------------------------------------
    Total investments                                                 $221,312        $23,255        $ 11,200        $209,257
                                                                      =======================================================

     Bonds and cash having an amortized cost of $16,187 and $16,241 were on deposit with insurance regulatory authorities at December 31, 2000 and 1999, respectively, in accordance with statutory requirements.

     The amortized cost and carrying value of bonds and short-term investments at December 31, 2000 by contractual maturity are as follows. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        CARRYING       AMORTIZED
                                                         VALUE            COST
--------------------------------------------------------------------------------
DUE IN ONE YEAR OR LESS                                 $ 24,185        $ 24,181
DUE AFTER ONE YEAR THROUGH FIVE YEARS                     28,532          28,528
DUE AFTER FIVE YEARS THROUGH TEN YEARS                   109,213         110,503
DUE AFTER TEN YEARS                                       12,133          12,026
VARYING MATURITIES                                           354             349
                                                        ------------------------
    TOTALS                                              $174,417        $175,587
                                                        ========================

Investment income was earned from the following sources:

                                                             2000           1999            1998
-------------------------------------------------------------------------------------------------
Bonds                                                     $10,882         $ 8,447         $ 6,363
Common and preferred stocks                                 2,470           2,388           1,903
Mortgage loans                                                333             352             373
CDs and commercial paper                                      849             933           2,004
Other                                                       1,018             604             856
                                                          ---------------------------------------
    Total investment income                                15,552          12,724          11,499
Less investment expenses                                     (232)           (290)           (332)
                                                          ---------------------------------------
    Net investment income                                 $15,320         $12,434         $11,167
                                                          =======================================

A summary of realized investment gains (losses) follows:

                                                                                 2000
-----------------------------------------------------------------------------------------------------------
                                                                                       OTHER
                                                          STOCKS         BONDS     INVESTED ASSETS    TOTAL
-----------------------------------------------------------------------------------------------------------
GAINS                                                     $1,907         $  52         $  --         $1,959
LOSSES                                                       (11)          (26)           --            (37)
-----------------------------------------------------------------------------------------------------------
  TOTAL REALIZED INVESTMENT
      GAINS (LOSSES) NET                                  $1,896         $  26         $  --         $1,922
===========================================================================================================

                                                                                 1999
-----------------------------------------------------------------------------------------------------------
                                                                                       Other
                                                          Stocks         Bonds     Invested Assets    Total
-----------------------------------------------------------------------------------------------------------
Gains                                                     $2,526         $  10         $ 585         $3,121
Losses                                                       (52)         (238)           --           (290)
-----------------------------------------------------------------------------------------------------------
  Total realized investment
      gains (losses) net                                  $2,474         $(228)        $ 585         $2,831
===========================================================================================================

                                                                                 1998
-----------------------------------------------------------------------------------------------------------
                                                                                       Other
                                                          Stocks         Bonds     Invested Assets    Total
-----------------------------------------------------------------------------------------------------------
Gains                                                     $3,832         $  11         $  --         $3,843
Losses                                                      (735)         (199)           --           (934)
-----------------------------------------------------------------------------------------------------------
  Total realized investment
      gains (losses) net                                  $3,097         $(188)        $  --         $2,909
===========================================================================================================

     Proceeds from the sale of common and preferred stocks, bonds and other investments are as follows:

                                                      2000          1999          1998
                                                     ----------------------------------
         Common and preferred stocks                 $2,595        $5,960        $6,999
         Bonds                                           --         1,379            --
         Student loans                                  651           519         1,024
         Other investments                              201           624           700
                                                     ----------------------------------
         Total proceeds                              $3,447        $8,482        $8,723
                                                     ==================================


     The Company's investment in the common stock of Wachovia Corporation exceeds 10% of shareholders' equity at December 31, 2000. The carrying value of this investment at December 31, 2000 was $14,171 with a cost basis of $4,267.

     The Company's bond portfolio included 97% investment grade securities at December 31, 2000 as defined by the National Association of Insurance Commissioners ("NAIC").

NOTE 3.  INSURANCE RESERVES AND POLICYHOLDER FUNDS


     The following table presents the Company's reserves for life, accident, health and property and casualty losses as well as loss adjustment expenses.

                                                                                 Amount of Insurance
                                                                                       in Force
-----------------------------------------------------------------------------------------------------
        Future policy benefits                         2000          1999          2000          1999
                                                   --------------------------------------------------
       Life insurance policies:
             Ordinary                              $ 31,542      $ 29,235      $253,721      $238,827
             Mass market                              7,529         7,933        12,250        15,948
             Individual annuities                       855           741            --            --
                                                   --------------------------------------------------
                                                     39,926        37,909      $265,971      $254,775
                                                                               ======================
        Accident and health insurance policies        2,180         2,184
                                                   ----------------------
                                                     42,106        40,093
        Unearned premiums                            45,421        34,293
        Losses and claims                           133,220       126,556
        Other policy liabilities                      4,417         4,203
                                                   ----------------------
              Total policy liabilities             $225,164      $205,145
                                                   ======================

     Annualized premiums for accident and health insurance policies were $39,361 and $32,028 at December 31, 2000 and 1999, respectively.

FUTURE POLICY BENEFITS

     Liabilities for life insurance future policy benefits are based upon assumed future investment yields, mortality rates, and withdrawal rates after giving effect to possible risks of adverse deviation. The assumed mortality and withdrawal rates are based upon the Company's experience. The interest rates assumed for life, accident and health are generally: (i) 2.5% to 5.5% for issues prior to 1977, (ii) 7% graded to 5.5% for 1977 through 1979 issues, (iii) 9% for 1980 through 1987 issues, and (iv) 5% to 7% for 1988 and later issues.

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

     Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

                                                                           2000              1999
                                                                       -----------------------------
         Balance at January 1                                          $  126,556         $ 86,768
         Less:  Reinsurance recoverables                                  (38,759)         (22,625)
                                                                       -----------------------------
              Net balance at January 1                                     87,797           64,143
                                                                       -----------------------------
              Incurred related to:
              Current year                                                102,336           79,328
              Prior years                                                  (6,085)          (2,427)
                                                                       -----------------------------
                  Total incurred                                           96,251           76,901
                                                                       -----------------------------

              Paid related to:
              Current year                                                 54,313           44,623
              Prior years                                                  35,366           28,558
                                                                       -----------------------------
                  Total paid                                               89,679           73,181
                                                                       -----------------------------

         Reserves acquired due to acquisition                                  --           19,934
                                                                       -----------------------------
         Net balance at December 31                                        94,369           87,797
         Plus:  Reinsurance recoverables                                   38,851           38,759
                                                                       -----------------------------

         Balance at December 31                                        $  133,220        $ 126,556
                                                                       =============================


     Following is a reconciliation of total incurred claims to total insurance benefits and losses incurred:

                                                                           2000              1999
                                                                       -----------------------------
         Total incurred claims                                         $   96,251        $  76,901
         State residual pool refunds and adjustments
              to loss portfolio arrangements                                  (59)            (329)
         Cash surrender value and matured endowments                        1,436            1,590
                                                                       ----------------------------

              Total insurance benefits and losses incurred             $   97,628        $  78,162
                                                                       =============================

NOTE 4.  REINSURANCE


     In accordance with general practice in the insurance industry, portions of the life, property and casualty insurance written by the Company are reinsured; however, the Company remains contingently liable with respect to reinsurance ceded should any reinsurer be unable to meet its obligations. Approximately 83% of the reinsurance receivables are due from four reinsurers as of December 31, 2000. Reinsurance receivables of $20,079 are with General Reinsurance Corporation, rated "AAA" by Standard & Poor's and "A++" (Superior) by A.M. Best, $2,296 are with First Colony Life Insurance Company, rated "AA" by Standard & Poor's and "A++" (Superior) by A.M. Best, $7,409 are with Pennsylvania Manufacturers Association Insurance Company, rated "A+" (Superior) by A.M. Best, and $2,717 are with Signet Star rated "AA-" (Excellent) by Standard & Poor's and "A" (Excellent) by A.M. Best. Allowances for uncollectible amounts are established against reinsurance receivables, if appropriate. Premiums assumed of $27,412, $24,903, and $23,633 in 2000, 1999, and 1998 respectively, include a state contract with premiums of $17,198, $15,064, and $14,403. The contract premiums represent 12.9%, 14.0% and 15.8% of net premiums earned for the years ended 2000, 1999, and 1998, respectively. The following table reconciles premiums written to premiums earned and summarizes the components of insurance benefits and losses incurred.

                                                                   2000           1999          1998
                                                               -------------- ------------- -------------
                Direct premiums written                             $128,116      $ 97,909      $ 76,964
                Plus - premiums assumed                               27,412        24,903        23,633
                Less - premiums ceded                                (10,916)      (13,189)      (10,746)
                                                               ------------------------------------------

                Net premiums written                                 144,612       109,623        89,851
                                                               ------------------------------------------

                Change in unearned premiums                          (11,408)       (1,802)        1,352
                Change in unearned premiums ceded                        293          (227)           89
                                                               ------------------------------------------
                   Net change in unearned premiums                   (11,115)       (2,029)        1,441
                                                               ------------------------------------------
                   Net premiums earned                              $133,497      $107,594      $ 91,292
                                                               ==========================================

                Provision for benefits and losses incurred          $106,596      $ 88,848      $ 69,478
                Reinsurance loss recoveries                           (8,968)      (10,686)       (8,633)
                                                               ------------------------------------------

                Insurance benefits and losses incurred              $ 97,628      $ 78,162      $ 60,845
                                                               ==========================================

Components of reinsurance receivables are as follows:

                                                                   2000                 1999
                                                              ---------------------------------
                 Receivable on unpaid losses                      $38,851             $  38,759
                 Receivable on paid losses                            237                   528
                                                              ---------------------------------

                                                                  $39,088             $  39,287
                                                              =================================

NOTE 5.  INCOME TAXES

     A reconciliation of the differences between income taxes computed at the federal statutory income tax rate and the provision (benefit) for income taxes is as follows:

                                                                          2000          1999          1998
                                                                        -----------------------------------
        Federal income tax provision at statutory rate of 35%           $ 1,665       $ 1,373       $ 3,046
        Tax exempt interest and
          dividends received deductions                                    (484)         (400)         (452)
        Other permanent differences                                         363            --            --
        Change in asset valuation allowance due to:
          Utilization of net operating loss carryforwards                    --          (973)       (2,594)
          Recognition of deferred tax liability relating
            to unrealized investment gains                                   --        (4,219)           --
          Change in judgment relating to realizability of
            deferred tax assets                                            (537)       (2,778)           --
        Alternative minimum tax                                             117             9           145
                                                                        -----------------------------------
                   Total provision (benefit) for income taxes           $ 1,124       $(6,988)      $   145
                                                                        ===================================

     Deferred tax liabilities and assets at December 31, 2000 and 1999 are comprised of the following:

                                                   2000           1999
                                                 -----------------------
        Deferred tax liabilities:
           Deferred acquisition costs            $ (5,324)      $ (4,646)
           Net unrealized investment gains         (3,672)        (4,219)
           Other                                      (66)          (160)
                                                 -----------------------

             Total deferred tax liabilities        (9,062)        (9,025)
                                                 -----------------------

        Deferred tax assets:
           Net operating loss carryforwards        11,073         13,284
           Insurance reserves                       9,268          7,512
           Bad debts and other                        462            967
                                                 -----------------------

             Total deferred tax assets             20,803         21,763
                                                 -----------------------

        Asset valuation allowance                  (7,902)        (8,439)
                                                 -----------------------

        Net deferred tax assets                  $  3,839       $  4,299
                                                 =======================

     The components of the provision (benefit) are:

                                                       2000           1999             1998
                                                      --------------------------------------
        Current - Federal                             $   117        $     9         $   145
        Deferred - Federal                              1,007         (6,997)             --
                                                      --------------------------------------
             Total                                    $ 1,124        $(6,988)        $   145
                                                      ======================================


     At December 31, 2000, the Company had regular federal net operating loss carryforwards of approximately $31,600 expiring generally between 2002 and 2010. Until the end of 1999, the Company established a full valuation allowance against its net deferred income tax benefits as they were not considered realizable from expected future reversals of existing taxable temporary differences. The Company believed that it was more likely than not that the deferred income tax benefits would not be realized through future taxable income prior to the expiration dates of net operating loss carryforwards. However, with the acquisition of Association Casualty and several years of profitability, in the fourth quarter of 1999 the Company determined that it was more likely than not that a portion of its net deferred income tax benefits relating to net operating loss carryforwards scheduled to expire between 2006 and 2010 would be realized based on future taxable income. Management also can and would implement tax-planning strategies to prevent these carryforwards from expiring.

     As of December 31, 2000 and 1999, a valuation allowance of $7,902 and $8,439 has been established for deferred income tax benefits relating primarily to net operating loss carryforwards scheduled to expire between 2002 and 2003 that may not be realized. The decrease of $537 in the valuation allowance is due primarily to the utilization of a portion of these benefits that were previously reserved for. Since the Company's ability to generate taxable income from operations and utilize available tax-planning strategies in the near term is dependent upon various factors, many of which are beyond management's control, management believes that it is more likely than not that the remaining deferred income tax benefits relating primarily to the carryforwards scheduled to expire in 2002 and 2003 will not be realized. However, realization of the remaining deferred income tax benefits will be assessed periodically based on the Company's current and anticipated results of operations and amounts could increase or decrease in the near term if estimates of future taxable income change. The Company has formal tax-sharing agreements and files a consolidated income tax return with its subsidiaries.

NOTE 6.  CREDIT ARRANGEMENTS


     The Company is a party to a five-year revolving credit facility ("the Revolving Credit Facility") that provides for borrowings up to $30,000. The interest rate on the borrowings under this facility may be fixed, at the Company's option, for a period of one, three, six or twelve months and is based upon the London Interbank Offered Rate ("LIBOR") plus an applicable margin, 2.50% at December 31, 2000. The margin varies based upon the Company's leverage ratio (debt to total capitalization, as defined) and ranges from 1.75% to 3.75%. Interest on the Revolving Credit Facility is currently payable monthly. The Revolving Credit Facility provides for the payment of all of the outstanding principal balance at June 30, 2004 with no required principal payments prior to that time, except as provided below. The interest rate on this facility at December 31, 2000 and 1999 was 9.12% and 8.49%, respectively.

     The Company also has outstanding $25,000 of Series 1999, Variable Rate Demand Bonds (the "Bonds") due July 1, 2009 issued through a private placement. The Bonds, which are redeemable at the Company's option, pay a variable interest rate that approximates 30-day LIBOR. The Bonds are backed by a letter of credit issued by Wachovia Bank, N.A., which is automatically renewable on a monthly basis until thirteen months after such time as Wachovia gives the Company notice of its option not to renew the letter of credit. The Bonds are subject to mandatory redemption upon termination of the letter of credit, if an alternative letter of credit facility is not secured. The Company expects that it would be able to replace the letter of credit facility within the prescribed period if Wachovia should give notice of its intention not to renew the existing facility. The cost of the letter of credit and its associated fees are 2.50% making the effective rate on the Bonds LIBOR plus 2.50% at December 31, 2000. The interest on the Bonds is payable monthly and the letter of credit fees are payable quarterly. The interest rate on the Bonds, along with the related fees, at December 31, 2000 and 1999 was 9.15% and 8.29%, respectively. The Bonds do not require the repayment of any principal prior to maturity, except as provided above.

     The Company is required, under both instruments, to maintain certain covenants including, among others, ratios that relate funded debt to total capitalization, funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), and interest coverage to interest. The Company must also comply with limitations on capital expenditures and additional debt obligations.

     Effective December 30, 2000, the Revolving Credit Facility and letter of credit were both amended by Wachovia Bank, N.A. The amendment establishes new covenants pertaining to ratios related to funded debt, total capitalization, interest coverage, EBITDA, and authorized control level risk-based capital. In addition, the Company is required to enter into and maintain at all times thereafter, interest rate protection agreements with respect to at least 30 percent of the aggregate principal amount of the total debt. On March 21, 2001, the Company entered into an interest rate swap agreement with Wachovia Bank, N.A. to hedge its interest rate risk on a portion of the outstanding borrowings under the Revolving Credit Facility. Also, beginning March 31, 2003 and each quarter thereafter, the commitment on the Revolving Credit Facility shall be permanently reduced in an amount equal to $1,000. Each such reduction shall be accompanied by a prepayment of the loans to the extent that the loans exceed the amount of the commitment after giving affect to each quarterly reduction. At December 31, 2000 the Company was in compliance with all debt covenants, as revised on December 30, 2000.

NOTE 7.  ACQUISITIONS

   On July 1, 1999, the Company acquired 100% of the outstanding stock of ACIC and ARMGA for a combined price of $33,052 with $8,483 of the purchase price paid in the form of common stock of the Company and the remaining $24,569 paid in cash obtained from borrowings under the Revolving Credit Facility. The acquisition of both ACIC and ARMGA were accounted for using the purchase method of accounting. Accordingly, the Company has allocated the purchase price of the companies based on the fair value of the assets acquired and liabilities assumed and their results of operations are included in the consolidated results of operations since the date of acquisition.
   The following summarizes the Company's proforma unaudited results of operations for the years ended December 31, 1999 and 1998 assuming the purchase of ACIC and ARMGA had been consummated as of January 1, 1998.

                                                           Consolidated
                                                    1999                1998
                                                  ----------------------------
Revenue                                           $136,459            $121,268
Net income                                        $  9,656            $ 11,426
Per common share data
  Basic earnings per common share                 $    .40            $    .48
  Diluted earnings per common share               $    .39            $    .45

   This proforma financial information has been prepared for informational purposes only and is not necessarily indicative of the results of operations had the transaction been consummated on January 1, 1998, nor is it indicative of results of operations that may be obtained in the future.

In connection with the acquisitions of ACIC and ARMGA the following assets and liabilities were acquired.


Cash, including short-term investments         $   6,270
Investments                                       30,276
Goodwill                                          17,008
Receivables                                       17,773
Other assets                                       2,691
                                               ---------
    Total assets                                  74,018
                                               ---------
Insurance reserves and policy funds               38,450
Other liabilities                                  2,516
                                               ---------
    Total liabilities                             40,966
                                               ---------
        Purchase price                         $  33,052
                                               =========

   In addition, on April 1, 1999 the Company merged American Independent Life Insurance Company ("American Independent") into Bankers Fidelity completing the consolidation of these two companies whose operations had been assimilated following the acquisition of American Independent in 1997.

NOTE 8.  COMMITMENTS AND CONTINGENCIES


LITIGATION

     During 2000, American Southern renewed one of its larger accounts. Although this contract was renewed through a competitive bidding process, one of the parties bidding for this particular contract contested the award of this business to American Southern and filed a claim to obtain the nullification of the contract. During the fourth quarter of 2000, American Southern received an unfavorable judgment relating to this litigation and has appealed the ruling. The contract is to remain in effect pending appeal. While management believes that the effect of an adverse outcome on this case would not materially affect the current financial position of the Company, it may have a material impact on the future results of operations of the Company.

     The Company and its subsidiaries are parties to other litigation occurring in the normal course of business. In the opinion of management, such litigation will not have a material adverse effect on the Company's financial position or results of operations.

OPERATING LEASE COMMITMENTS

     The Company's rental expense, including common area charges, for operating leases was $1,534, $1,271, and $1,188 in 2000, 1999, and 1998 respectively. The
Company's future minimum lease obligations under non-cancelable operating leases are as follows:

                                 Year Ending December 31,
                                 ------------------------
                            2001                   $  1,384
                            2002                      1,195
                            2003                      1,116
                            2004                      1,115
                            2005                        982
                            Thereafter                1,174
                            -------------------------------

                            Total                  $  6,966
                            ===============================

NOTE 9.  EMPLOYEE BENEFIT PLANS


STOCK OPTIONS

     In accordance with the Company's 1992 Incentive Plan, the Board of Directors may grant up to 1,800,000 stock options or share awards. The Board of Directors may grant: (a) incentive stock options within the meaning of Section 422 of the Internal Revenue Code; (b) non-qualified stock options; (c) performance units; (d) awards of restricted shares of the Company's common stock and other stock unit awards; or (e) all or any combination of the foregoing to officers and key employees. Options granted under this plan expire five years from the date of grant. Vesting occurs at 50% upon issuance of an option, and the remaining portion is vested at 25% increments in each of the following two years. In accordance with the Company's 1996 Director Stock Option Plan, a maximum of 200,000 stock options may be granted that fully vest six months after the grant date. As of December 31, 2000, an aggregate of fifty-five employees, officers and directors held options under the two plans. Effective February 29, 2000 the Board of Directors granted deferred shares of stock to officers and key employees in accordance with the Company's 1992 Incentive Plan. These shares will vest five years from the date of grant. During 2000, the Company began recording deferred compensation expense related to unvested shares.

     A summary of the status of the Company's stock option plans at December 31, 2000 and 1999, is as follows:

                                                                  2000                            1999
                                                     ------------------------------------------------------------------
                                                                       WEIGHTED AVG.                      Weighted Avg.
                                                        SHARES        EXERCISE PRICE       Shares        Exercise Price
                                                     ------------------------------------------------------------------
        Options outstanding, beginning of year        1,170,000       $      3.34        1,154,900       $      3.20
        Options granted                                  12,000              3.18          129,500              3.89
        Options exercised                              (120,000)             2.50          (74,500)             1.92
        Options canceled  or expired                    (38,000)             3.63          (39,900)             3.56
                                                      ---------                          ---------
        Options outstanding, end of year              1,024,000              3.43        1,170,000              3.34
                                                      =========                          =========
        Options exercisable                             992,125              3.41        1,026,750              3.28
                                                      =========                          =========
        Options available for future grant              435,150                            519,150
                                                      =========                          =========

     The Company does not recognize compensation for stock options cost since the option price approximates fair value on the date of grant. If compensation cost had been recognized, the Company's net income and earnings per share would have been as follows:

                                                         2000             1999             1998
                                                      -------------------------------------------
        Net income:
             As reported                              $   3,632        $  10,910        $   8,558
        Pro forma                                         3,480           10,477            8,082
        Basic earnings per common share:
             As reported                              $     .12        $     .48        $     .37
             Pro forma                                      .11              .46              .35
        Diluted earnings per common share:
             As reported                              $     .12        $     .46        $     .37
             Pro forma                                      .11              .44              .35

     The resulting pro forma compensation cost may not be representative of that to be expected in future years.

                                                         Outstanding                                   Exercisable
                                           -----------------------------------------        ------------------------------------
           Range of          Number of     Weighted Average       Weighted Average            Number of        Weighted Average
        Exercise Price        Options       Remaining Life         Exercise Price              Options         Exercise Price
        ------------------------------------------------------------------------------------------------------------------------
        $2.00 to $2.50          220,000         <1.00                   $2.38                    220,000            $2.38
        $2.51 to $3.00           22,000          2.36                   $2.90                     22,000            $2.90
        $3.01 to $3.50           57,500          1.03                   $3.20                     57,500            $3.20
        $3.51 to $4.00          708,500          2.57                   $3.77                    676,625            $3.76
        $4.01 to $4.50           11,000          2.87                   $4.27                     11,000            $4.27
        $4.51 to $5.00            5,000          2.57                   $4.94                      5,000            $4.94
                           -------------                                                    -------------

                              1,024,000                                                          992,125
                           =============                                                    =============

     The weighted average fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model and was $1.63 and $1.73 for grants in 2000 and 1999, respectively. Fair value determinations were based on expected dividend yields of zero, expected lives of 5 years, risk free interest rates of 4.99% and 6.36%, and expected volatility of 52.77% and 39.97%, for the years ended December 31, 2000 and 1999, respectively.

401(K) PLAN

     The Company initiated an employees' savings plan under Section 401(k) of the Internal Revenue Code in May 1995. The plan covers substantially all of the Company's employees, except employees of American Southern and Association Casualty. The Company previously had a profit sharing plan for its employees which was subsequently amended and restated to comply with the Section 401(k) provisions. Under the plan, employees generally may elect to contribute up to 16% of their compensation to the plan. The Company makes a matching contribution to each employee in an amount equal to 50% of the first 6% of such contributions. The Company's matching contribution is in Company stock and with a value of approximately $155, $133, and $125 in 2000, 1999, and 1998, respectively. Association Casualty has a comparable savings plan covering substantially all of its employees.

DEFINED BENEFIT PENSION PLANS

     The Company has two defined benefit pension plans covering the employees of American Southern. The Company's general funding policy is to contribute annually the maximum amount that can be deducted for income tax purposes.

     Net periodic pension cost for American Southern's qualified and non-qualified defined benefit plans for the years ended December 31, 2000, 1999, and 1998 included the following components:

                                                                   2000               1999              1998
                                                              ------------------------------------------------
         Service cost                                         $    119            $  134             $     131
         Interest cost                                             239               232                   241
         Expected return on plan assets                           (209)             (219)                 (198)
         Net amortization                                            2               (27)                   19
                                                              ------------------------------------------------
                                                              $    151            $  120             $     193
                                                              ================================================

     The following assumptions were used to measure the projected benefit obligation for the benefit plans at December 31, 2000, 1999, and 1998:

                                                                                     2000           1999           1998
                                                                           ----------------------------------------------
         Discount rate to determine the projected benefit obligation                 7.00%          8.00%          6.75%
         Expected long-term rate of return on plan assets used to
           determine net periodic pension cost                                       8.00%          8.00%          8.00%
         Projected annual salary increases                                           4.50%          4.50%          4.50%


     The following table sets forth the benefit plans' funded status at December 31, 2000 and 1999:

                                                                    2000            1999
                                                                  -----------------------
CHANGE IN BENEFIT OBLIGATION
     Net benefit obligation at beginning of year                  $  2,923       $  3,452
     Service cost                                                      119            134
     Interest cost                                                     239            232
     Actuarial loss (gain)                                             614           (699)
     Gross benefits paid                                              (103)          (196)
                                                                  -----------------------
Net benefit obligation at end of year                             $  3,792       $  2,923
                                                                  =======================

CHANGE IN PLAN ASSETS
     Fair value of plan assets at beginning of year               $  2,676       $  2,778
     Employer contributions                                             11             --
     Actual return on plan assets                                      (99)           (36)
     Gross benefits paid                                              (103)           (66)
                                                                  -----------------------
Fair value of plan assets at end of year                          $  2,485       $  2,676
                                                                  =======================

FUNDED STATUS OF PLAN
     Funded status at end of year                                 $ (1,307)      $   (247)
     Unrecognized net actuarial loss                                   721           (201)
     Unrecognized prior service cost                                    (4)          (327)
     Unrecognized net transition obligation                              5            330
                                                                  -----------------------
Net amount recognized at end of year                              $   (585)      $   (445)
                                                                  =======================

Amounts recognized in the statement of
  financial position consist of:
       Prepaid benefit cost                                       $     --       $     --
       Accrued benefit cost                                           (585)          (445)
       Additional minimum liability                                     --             --
                                                                  -----------------------
Net amount recognized at end of year                              $   (585)      $   (445)
                                                                  =======================

     Included in the above is one plan which is unfunded. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for this plan were $905, $653, and $0, respectively, as of December 31, 2000 and $445, $256, and $0, respectively, as of December 31, 1999.

NOTE 10.  PREFERRED STOCK

     The Company has 134,000 shares of Series B Preferred Stock ("Series B Preferred Stock") outstanding, having a stated value of $100 per share. Annual dividends on the Series B Preferred Stock are $9.00 per share and are cumulative. Dividends shall accrue whether or not declared by the Board of Directors. The Series B Preferred Stock is not currently convertible, but may become convertible into shares of the Company's common stock under certain circumstances. In such event, the Series B Preferred Stock would be convertible into an aggregate of approximately 3,358,000 shares of the common stock at a conversion rate of $3.99 per share. The Series B Preferred Stock is redeemable at the option of the Company. As of December 31, 2000 and 1999 the Company had accrued but unpaid dividends on the Series B Preferred Stock of $6,030 and $4,824, respectively. For all periods in which the Series B Preferred Stock accrued dividends the Company had an accumulated deficit. Accordingly, and in compliance with Georgia laws, dividends on the Series B Preferred Stock were accrued out of additional paid in capital.

     Effective December 29, 2000, the Company issued 25,000 shares of Series C Preferred Stock ("Series C Preferred Stock"), having a stated value of $100 per share. Annual dividends are $9.00 per share and are cumulative. The Series C Preferred Stock is not currently convertible but may become convertible into shares of the Company's common stock under certain circumstances. In such event, the Series C Preferred Stock would be convertible into an aggregate of approximately 627,000 shares of the common stock at a conversion price of $3.99 per share. The Series C Preferred Stock is redeemable at the option of the Company. The Company received $1,750 from the sale of the Series C Preferred Stock in December 2000 and had a receivable for the remaining $750 as of December 31, 2000, which was received in January 2001.

NOTE 11.  EARNINGS PER COMMON SHARE

A reconciliation of the numerator and denominator of the earnings per common share calculations are as follows:

                                                                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                                             --------------------------------------------------
                                                                                                     PER SHARE
                                                              INCOME             SHARES               AMOUNT
                                                             --------------------------------------------------
BASIC EARNINGS PER COMMON SHARE
NET INCOME BEFORE PREFERRED STOCK DIVIDENDS                  $   3,632            21,044
LESS PREFERRED DIVIDENDS                                        (1,206)               --
                                                             ---------------------------
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS                      2,426                                 $   .12
                                                                                                   ------------
DILUTED EARNINGS PER COMMON SHARE
EFFECT OF DILUTIVE STOCK OPTIONS                                    --                 6
                                                             ---------------------------
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS
     PLUS ASSUMED CONVERSIONS                                $   2,426            21,050               $   .12
                                                             ==================================================
                                                                    For the Year Ended December 31, 1999
                                                             --------------------------------------------------
                                                                                                    Per Share
                                                              Income              Shares              Amount
                                                             --------------------------------------------------
Basic Earnings Per Common Share
Net income before preferred stock dividends                  $  10,910            20,030
Less preferred dividends                                        (1,206)               --
                                                             ---------------------------
Net income available to common shareholders                      9,704            20,030              $    .48
                                                                                                   ------------
Diluted Earnings Per Common Share
Effect of dilutive stock options                                    --               122
Effect of Series B Preferred Stock                               1,206             3,358
                                                             ---------------------------
Net income available to common shareholders
     plus assumed conversions                                $  10,910            23,510              $    .46
                                                             ==================================================
                                                                    For the Year Ended December 31, 1998
                                                             --------------------------------------------------
                                                                                                    Per Share
                                                              Income              Shares              Amount
                                                             --------------------------------------------------
Basic Earnings Per Common Share
Net income before preferred stock dividends                  $   8,558            18,803
Less preferred dividends                                        (1,521)               --
                                                             ---------------------------
Net income available to common shareholders                      7,037            18,803              $    .37
                                                                                                  -------------
Diluted Earnings Per Common Share
Effect of dilutive stock options                                    --               271
Effect of Series B Preferred Stock                               1,206             3,358
                                                             ---------------------------
Net income available to common shareholders
  plus assumed conversions                                   $   8,243            22,432              $    .37
                                                             ==================================================

Outstanding stock options of 804,000 and 748,000 were excluded from the earnings per common share calculation in 2000 and 1999, respectively, since their impact was antidilutive. The assumed conversion of the Series A Preferred Stock was excluded from the above earnings per common share calculations for 1998 since its impact was antidilutive. The assumed conversion of the Series B and Series C Preferred Stock was excluded from the earnings per common share calculation for 2000 since its impact was antidilutive.

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

     The amount of statutory net income and surplus (shareholders' equity) for the insurance subsidiaries for the years ended December 31 were as follows:

                                                2000          1999            1998
                                            -----------------------------------------
Life and Health, net income                 $  2,515       $   2,866        $   1,477
Property and Casualty, net income              2,420           3,909            7,098
                                            -----------------------------------------
       Statutory net income                 $  4,935       $   6,775        $   8,575
                                            =========================================

Life and Health, surplus                    $ 23,726       $  26,462        $  25,998
Property and Casualty, surplus                58,206          62,145*          49,492
                                            -----------------------------------------
       Total surplus                        $ 81,932       $  88,607        $  75,490
                                           ==========================================


*Includes $16,018 attributable to ACIC, which was acquired in 1999.

     Under the insurance code of the state of jurisdiction under which each insurance subsidiary operates, dividend payments to the Company by its insurance subsidiaries are subject to certain limitations without the prior approval of the Insurance Commissioner. The Company received dividends of $6,082 and $5,406 in 2000 and 1999, respectively, from its insurance subsidiaries. In 2001, dividend payments by the insurance subsidiaries in excess of $8,876 would require prior approval.

     In 1999, the NAIC completed a process to codify statutory accounting practices for certain insurance enterprises ("Codification"). Codification may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. It is expected that the most significant of these changes will be the recognition of deferred taxes and, as such, the impact of Codification could be material to the Company's surplus and net income on a statutory-basis. Management continues to evaluate the impact of Codification on its statutory-basis financial statements. Codification will not, however, impact the Company's financial statements prepared in accordance with generally accepted accounting principles.

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

     The Company leases approximately 65,489 square feet of office and covered garage space from an affiliated company. In the years ended December 31, 2000, 1999, and 1998, the Company paid $904, $898 and $895, respectively, under the leases.

     Financing for the Company has been provided through affiliates of the Company or its Chairman, in the form of the Series B Preferred Stock. Effective December 29, 2000, the Company has also issued 25,000 shares of Series C Preferred Stock to the Company's Chairman and certain of his affiliates for a purchase price of $2,500. (See note 10).

     The Company has made mortgage loans to finance properties owned by its former subsidiary, Leath Furniture, LLC ("Leath"), which is now owned by an affiliate of the Chairman. At December 31, 2000 and 1999, the balance of mortgage loans owed by Leath to various of the Company's insurance subsidiaries was $3,538 and $3,645, respectively. For 2000, 1999, and 1998, interest on the mortgage loans totaled $333, $352, and $373, respectively.

     Certain members of management are on the Board of Directors of Bull Run Corporation ("Bull Run") and Gray Communications Systems, Inc. ("Gray"). At December 31, 2000 and 1999, the Company owned 650,000 and 620,000 common shares of Bull Run, respectively, and 354,060 shares of Gray Series A Common Stock and 6,000 shares of Gray Series B Common Stock. The Company also held $4,000 and $1,500 in Gray 10.625% debentures at December 31, 2000 and 1999, respectively.

     In 1998, Georgia Casualty began assuming workers' compensation premiums from Delta Fire & Casualty Insurance Company which is controlled by certain affiliates of the Company. Premiums assumed and commissions paid in 2000 were $2,238 and $288, respectively, and in 1999 were $1,691 and $232, respectively.

NOTE 14.  SEGMENT INFORMATION

     The Company's primary insurance subsidiaries operate with relative autonomy and each company is evaluated based on its individual performance. American Southern, Association Casualty, and Georgia Casualty operate in the Property and Casualty insurance market, while Bankers Fidelity operates in the Life and Health insurance market. All segments derive revenue from the collection of premiums, as well as from investment income. Substantially all revenue other than those in the corporate and other segment are from external sources. One account at American Southern, with the State of South Carolina, accounted for approximately $17,198, $15,064, and $14,403 of total revenue in 2000, 1999 and 1998, respectively.

                             AMERICAN       GEORGIA         BANKERS      ASSOCIATION     CORPORATE      ADJUSTMENTS
                             SOUTHERN      CASUALTY        FIDELITY        CASUALTY       & OTHER      & ELIMINATIONS  CONSOLIDATED
                            -------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2000

INSURANCE PREMIUMS          $  37,172       $ 28,576       $  47,639       $ 20,110       $      --       $      --       $ 133,497
INVESTMENT INCOME,
  INCLUDING NET
  REALIZED GAINS                5,235          3,445           5,948          2,626           1,103            (883)         17,474
OTHER INCOME                       80             27              --            554           5,774          (5,148)          1,287
                            -------------------------------------------------------------------------------------------------------
     TOTAL REVENUE             42,487         32,048          53,587         23,290           6,877          (6,031)        152,258
INSURANCE BENEFITS
 AND LOSSES INCURRED           26,185         22,192          33,452         15,799              --              --          97,628
EXPENSES DEFERRED              (5,242)        (5,918)         (3,544)        (4,100)             --              --         (18,804)
AMORTIZATION EXPENSE            5,224          5,699           2,177          4,308             140              --          17,548
OTHER EXPENSES                 10,190         11,159          17,131          7,027          11,654          (6,031)         51,130
                            -------------------------------------------------------------------------------------------------------
     TOTAL EXPENSES            36,357         33,132          49,216         23,034          11,794          (6,031)        147,502
                            -------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE
    INCOME TAXES            $   6,130       $ (1,084)      $   4,371       $    256       $  (4,917)      $      --       $   4,756
                            =======================================================================================================
TOTAL ASSETS                $ 109,592       $ 77,237       $ 103,066       $ 80,918       $ 137,334       $(132,370)      $ 375,777
                            =======================================================================================================

                             AMERICAN       GEORGIA         BANKERS      ASSOCIATION     CORPORATE      ADJUSTMENTS
                             SOUTHERN      CASUALTY        FIDELITY        CASUALTY       & OTHER      & ELIMINATIONS  CONSOLIDATED
                            -------------------------------------------------------------------------------------------------------
As of December 31, 1999
Insurance premiums          $  38,166       $ 19,403       $  41,527       $  8,498       $      --       $      --       $ 107,594
Investment income,
  including net
  realized gains                4,587          3,759           5,984            981             656            (412)         15,555
Other income                      173             52              --            365           5,573          (4,991)          1,172
                            -------------------------------------------------------------------------------------------------------
     Total revenue             42,926         23,214          47,511          9,844           6,229          (5,403)        124,321
Insurance benefits
  and losses incurred          26,934         16,535          28,313          6,380              --              --          78,162
Expenses deferred              (5,091)        (4,026)         (3,437)        (1,449)             --              --         (14,003)
Amortization expense            5,429          3,893           2,068          1,852             140              --          13,382
Other expenses                  9,318          8,083          16,585          2,760          11,515          (5,403)         42,858
                            -------------------------------------------------------------------------------------------------------
     Total expenses            36,590         24,485          43,529          9,543          11,655          (5,403)        120,399
                            -------------------------------------------------------------------------------------------------------
Income (loss) before
    income taxes            $   6,336       $ (1,271)      $   3,982       $    301       $  (5,426)      $      --       $   3,922
                            =======================================================================================================
Total assets                $  99,421       $ 70,207       $ 100,702       $ 73,912       $ 137,828       $(130,926)      $ 351,144
                            =======================================================================================================


                             AMERICAN       GEORGIA         BANKERS      CORPORATE      ADJUSTMENTS
                             SOUTHERN      CASUALTY        FIDELITY      & OTHER      & ELIMINATIONS   CONSOLIDATED
                            --------------------------------------------------------------------------------------
As of December 31, 1998
Insurance premiums          $  35,002       $ 21,813       $  34,477       $     --       $      --       $  91,292
Investment income,
  Including net
  realized gains                4,503          3,113           5,572          1,158              62          14,408
Other income                      243             44              --          4,230          (4,151)            366
                            --------------------------------------------------------------------------------------
     Total revenue             39,748         24,970          40,049          5,388          (4,089)        106,066
Insurance benefits
  and losses incurred          23,135         16,216          21,494             --              --          60,845
Expenses deferred              (4,378)        (3,945)         (2,764)            --              --         (11,087)
Amortization expense            5,303          4,142           2,518             --              --          11,963
Other expenses                  9,006          7,062          15,251          8,412          (4,089)         35,642
                            --------------------------------------------------------------------------------------
     Total expenses            33,066         23,475          36,499          8,412          (4,089)         97,363
                            --------------------------------------------------------------------------------------
Income (loss) before
  income taxes              $   6,682       $  1,495       $   3,550       $ (3,024)      $      --       $   8,703
                            =======================================================================================
Total assets                $ 101,522       $ 65,147       $ 102,637       $114,412       $(110,587)      $ 273,131
                            =======================================================================================

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

                                                                            2000                        1999
                                                                  ---------------------------------------------------
                                                                   CARRYING     ESTIMATED     Carrying      Estimated
                                                                    AMOUNT     FAIR VALUE      Amount       Fair Value
                                                                  ---------------------------------------------------
Assets:
  Cash and cash equivalents, including short-term investments      $ 31,914      $ 31,914      $ 34,306      $ 34,306
  Bonds                                                             159,404       159,404       137,000       137,000
  Common and preferred stocks                                        43,945        43,945        48,684        48,684
  Mortgage loans                                                      3,538         4,040         3,645         4,237
  Policy and student loans                                            3,098         3,098         3,749         3,749
  Other invested assets                                               5,862         5,862         5,717         5,717
Liabilities:
  Debt                                                               46,500        46,500        51,000        51,000

     The fair value estimates as of December 31, 2000 and 1999 are based on pertinent information available to management as of the respective dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, current estimates of fair value may differ significantly from amounts that might ultimately be realized.

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

     Other than net income, the other components of comprehensive income (loss) for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                                                                        DECEMBER 31,
                                                                          ------------------------------------
                                                                            2000          1999          1998
                                                                          ------------------------------------
Gain on the sale of securities included in net income                     $ 1,922       $  2,831       $ 2,909
                                                                          ====================================

Other comprehensive income (loss):

              Net pre-tax unrealized gain (loss) arising during year      $   359       $(13,900)      $ 2,197
              Reclassification adjustment                                  (1,922)        (2,831)       (2,909)
                                                                          ------------------------------------
              Net pre-tax unrealized loss recognized in
              other comprehensive income (loss)                            (1,563)       (16,731)         (712)

              Deferred income tax benefit (expense) attributable to
              other comprehensive income (loss)                               547         (4,219)           --
                                                                          ------------------------------------
              Net unrealized loss recognized in
              other comprehensive income (loss)                           $(1,016)      $(20,950)      $  (712)
                                                                          ====================================

NOTE 17.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following table sets forth a summary of the quarterly unaudited results of operations for the two years ended December 31, 2000 and 1999:

                                                            2000                                         1999
                                        -----------------------------------------------------------------------------------------

                                         FIRST       SECOND      THIRD     FOURTH      First      Second(1)   Third      Fourth
                                        QUARTER      QUARTER    QUARTER    QUARTER    Quarter     Quarter    Quarter     Quarter
                                        -----------------------------------------------------------------------------------------

Revenue                                 $ 36,891     $ 36,845   $38,658    $ 39,864   $ 27,337    $ 27,979   $ 33,476     $35,529
                                        =========================================================================================
Income (loss):
    Income (loss) before income tax
    (provision) benefit                 $  1,726     $  1,075   $ 1,447    $    508   $  1,480    $    668   $   (638)    $ 2,412
    Income tax (provision) benefit          (574)        (364)       48        (234)       (27)        (17)       (49)      7,081
                                        -----------------------------------------------------------------------------------------
      Net income (loss)                 $  1,152     $    711   $ 1,495    $    274   $  1,453    $    651   $   (687)    $ 9,493
                                        =========================================================================================

Per common share data:

Basic net income (loss) per share       $    .04     $    .02   $   .06    $    .00   $    .06    $    .02   $   (.05)    $   .44
                                        =========================================================================================

Diluted net income (loss) per share     $    .04     $    .02   $   .06    $    .00   $    .06    $    .02   $   (.05)    $   .39
                                        =========================================================================================

(1) Association Casualty was acquired on July 1, 1999 and is included in consolidated results of operations from that date.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

         The following is management's discussion and analysis of the financial condition and results of operations of Atlantic American Corporation ("Atlantic American" or the "Company") and its subsidiaries for each of the three years in the periods ended December 31, 2000, 1999 and 1998. This discussion should be read in conjunction with the consolidated financial statements and notes thereto.

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

OVERALL CORPORATE RESULTS
(Dollars in thousands)

REVENUES

                                         2000            1999            1998
                                      ---------       ---------       ---------
Property and Casualty:
  American Southern                   $  42,487       $  42,926       $  39,748
  Association Casualty                   23,290           9,844              --
  Georgia Casualty                       32,048          23,214          24,970
                                      ---------       ---------       ---------
     Total property and casualty         97,825          75,984          64,718

Life and Health:
  Bankers Fidelity                       53,587          47,511          40,049

Corporate and Other                         846             826           1,299
                                      ---------       ---------       ---------
Total Revenues                        $ 152,258       $ 124,321       $ 106,066
                                      =========       =========       =========

INCOME BEFORE TAXES

Property and Casualty:
  American Southern                   $   6,130       $   6,336       $   6,682
  Association Casualty                      256             301              --
  Georgia Casualty                       (1,084)         (1,271)          1,495
                                      ---------       ---------       ---------
    Total property and casualty           5,302           5,366           8,177

Life and Health:
  Bankers Fidelity                        4,371           3,982           3,550

Corporate and Other                      (4,917)         (5,426)         (3,024)
                                      ---------       ---------       ---------

Total income before taxes             $   4,756       $   3,922       $   8,703
                                      =========       =========       =========

         On a consolidated basis the Company's net income for 2000 was $3.6 million ($.12 per diluted share) compared to net income of $10.9 million ($.46 per diluted share) in 1999 and net income of $8.6 million ($.37 per diluted share) in 1998. In 1999, net income was favorably impacted by a $7.0 million deferred tax benefit related primarily to a reduction in the Company's valuation allowance that had previously been established against its net deferred tax asset. Pre-tax income increased to $4.8 million in 2000 from $3.9 million in 1999. Premium revenue for the year increased 24.1% or $25.9 million, with the acquisition of Association Casualty accounting for $11.6 million and the remaining increase of $14.3 million resulting from significant growth in the Company's insurance subsidiaries. All of the Company's operating units reported profitable results except for Georgia Casualty, which, however, has made significant improvements in its operations and, consequently, produced better underwriting results.

         A more detailed analysis of the individual operating entities and other corporate activities is provided in the following discussion.

UNDERWRITING RESULTS

AMERICAN SOUTHERN

The following table summarizes American Southern's premiums and underwriting ratios (dollars in thousands):

                                               2000            1999            1998
                                             --------        --------        --------
Gross written premiums                       $ 47,643        $ 44,070        $ 39,084
Ceded premiums                                 (4,603)         (5,540)         (5,215)
                                             --------        --------        --------

Net written premiums                         $ 43,040        $ 38,530        $ 33,869
                                             ========        ========        ========

Net earned premiums                          $ 37,172        $ 38,166        $ 35,002
Net losses and loss adjustment expenses        26,185          26,934          23,135
Underwriting expenses                          10,172           9,656           9,931
                                             --------        --------        --------

Underwriting income                          $    815        $  1,576        $  1,936
                                             ========        ========        ========

Loss ratio                                       70.4%           70.6%           66.1%
Expense ratio                                    27.4%           25.3%           28.4%
                                             --------        --------        --------

Combined ratio                                   97.8%           95.9%           94.5%
                                             ========        ========        ========

         Gross written premiums at American Southern increased $3.6 million during 2000 principally as a result of business produced by American Auto Club Insurance Agency ("the Agency"), a joint venture between American Southern and the AAA of the Carolinas Motor Club. American Southern holds a 50% interest in the joint venture and underwrites the majority of the standard automobile business written by the Agency. This program, which began writing business in 1999, had gross written premiums of approximately $7.2 million for the year, an increase of 43.6% or $2.2 million from prior year. The decline in ceded premiums in 2000 of $0.9 million is primarily due to a specific reinsurance agreement put into place by American Southern. The reinsurance agreement provides for additional penalty premium based on losses. In 1999, the company collected $0.8 million in penalty premiums and remitted them to the reinsurer. During 2000, there were no penalty premiums collected causing the decrease in ceded premiums as compared to 1999. Effective July 1, 1998 the reinsurance agreement was canceled but provided, however, that any occurrences prior to this date shall continue to be covered by the reinsurance agreement and more penalty premium could be collected if losses develop.

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

         During 2000, American Southern renewed one of its larger accounts. Although this contract was renewed through a competitive bidding process, one of the parties bidding for this particular contract contested the award of this business to American Southern and filed a claim to obtain the nullification of the contract. During the fourth quarter of 2000, American Southern received an unfavorable judgment and has appealed the ruling. The contract is to remain in effect pending appeal. American Southern is vigorously defending the case and has recognized, as written premium, the remaining premium balance on this contract. While management believes that the effect of an adverse outcome on this case would not materially affect the current financial position of the Company, it may have a material impact on the future results of its operations. This contract, when renewed, was done so at a lower rate than the previous year resulting in a slight decrease in net earned premium of 2.6% in 2000. While American Southern renewed this contract at a lower rate, it is management's opinion that this contract will remain profitable.

     The following table presents a break out of American Southern's earned premiums by line of business (dollars in thousands):

                                  2000         1999         1998
                                -------      -------      -------
Automobile liability            $22,795      $24,573      $23,396
Automobile physical damage        7,397        6,112        4,288
General liability                 3,536        4,302        4,291
Property                          3,383        3,118        2,970
Surety                               61           61           57
                                -------      -------      -------

Total earned premium            $37,172      $38,166      $35,002
                                =======      =======      =======

         The performance of an insurance company is often measured by the combined ratio. The combined ratio represents the percentage of losses and other expenses that are incurred for each dollar of premium earned by the company. A combined ratio of under 100% represents an underwriting profit while a combined ratio of over 100% indicates an underwriting loss. The combined ratio is divided into two components, the loss ratio (the ratio of losses incurred to premiums earned) and the expense ratio (the ratio of expenses incurred to premiums earned).

         The combined ratio for American Southern for 2000 was 97.8% up slightly from the 1999 combined ratio of 95.9%. The loss ratio decreased slightly to 70.4% in 2000 from 70.6% in 1999. The decrease in the loss ratio is a result of lower than anticipated losses on the personal auto line of business. The expense ratio for 2000 is up to 27.4% from 25.3% in 1999. This increase in the expense ratio is a direct result of American Southern's business structure. The majority of American Southern's business is structured in such a way that the agents are rewarded or penalized based upon the loss ratio of the business they submit to the company. By structuring its business in this manner, American Southern provides its agents with an economic incentive to place profitable business with the company. As a result of this arrangement, in periods where losses and the loss ratio decrease, commission and underwriting expenses increase.

ASSOCIATION CASUALTY

The following table summarizes Association Casualty's premiums and losses (dollars in thousands):

                                                     2000               (1)   1999
                                                  ----------            ----------
  Gross written premiums                          $   24,967             $   9,299
  Ceded premiums                                      (2,314)                 (775)
                                                  ----------             ---------

  Net written premiums                            $   22,653             $   8,524
                                                  ==========             =========

  Net earned premiums                             $   20,110             $   8,498
  Net losses and loss adjustment expenses             15,799                 6,380
  Underwriting expenses                           *    6,410             *   2,751
                                                  ----------             ---------

  Underwriting loss                               $   (2,099)            $    (633)
                                                  ==========             =========

  Loss ratio                                            78.5%                 75.1%
  Expense ratio                                   *     31.9%            *    32.4%
                                                  ----------             ---------

  Combined ratio                                       110.4%                107.5%
                                                  ==========             =========

(1)      Includes results for the period July 1, 1999 through December 31, 1999.

* Excludes the interest expense on an intercompany surplus note associated with the acquisition of Association Casualty.

         Association Casualty writes predominately workers' compensation insurance in the state of Texas (95% of net earned premiums). The Texas workers' compensation market remains extremely competitive; however, Association Casualty has been successful in attracting new business and in increasing the rates it is charging for renewal business. As a result of these efforts, the company has been able to increase gross written premiums. The company also added approximately $0.7 million of premium related to commercial lines other than workers' compensation such as general liability, property, and other commercial coverages to complement its existing book of business.

         The combined ratio for Association Casualty during 2000 of 110.4% was higher than is desired by management. This is primarily attributable to increased losses. The higher than expected losses in 2000 are largely due to negative development stemming from second and third surgeries on previously closed claims as well as a continuing rise in medical costs. It is anticipated that the rate increases will ultimately mitigate these increases.

         Expenses as a percentage of earned premium declined slightly primarily as a result of the increase in earned premium and only a moderate increase in fixed expenses.

GEORGIA CASUALTY

         The following table summarizes Georgia Casualty's premiums and losses (dollars in thousands):

                                               2000            1999            1998
                                             --------        --------        --------
Gross written premiums                       $ 35,031        $ 26,798        $ 24,468
Ceded premiums                                 (3,925)         (5,928)         (3,203)
                                             --------        --------        --------

Net written premiums                         $ 31,106        $ 20,870        $ 21,265
                                             ========        ========        ========

Net earned premiums                          $ 28,576        $ 19,403        $ 21,813
Net losses and loss adjustment expenses        22,192          16,535          16,216
Underwriting expenses                          10,940           7,950           7,259
                                             --------        --------        --------

Underwriting loss                            $ (4,556)       $ (5,082)       $ (1,662)
                                             ========        ========        ========

Loss ratio                                       77.7%           85.2%           74.3%
Expense ratio                                    38.3%           41.0%           33.3%
                                             --------        --------        --------

Combined ratio                                  116.0%          126.2%          107.6%
                                             ========        ========        ========

         Gross written premiums at Georgia Casualty increased 30.7% or $8.2 million in 2000. The increase in premium is the result of several factors. First, during 2000 the company began evaluating and underwriting insurance for large associations and other homogenous risks. In addition, the company has been aggressively increasing rates on its new and renewal business. Lastly, the new management team at Georgia Casualty, through its relationships in the insurance industry, has broadened the agency force used by the company. The decline in ceded premiums is the result of the discontinuation of the stop-loss reinsurance agreement that the company had put into place in 1999. Due to the improved results seen by Georgia Casualty, the protection offered by the stop-loss agreement was, in the opinion of management, no longer necessary.

         Gross written premiums increased $2.3 million in 1999 compared to 1998. The business relationships brought in by the new management team is the primary cause of the growth in premium for 1999. The increase in ceded premium during 1999 compared to 1998 is due to the aforementioned stop-loss reinsurance agreement.

         The following table presents a break out of Georgia Casualty's earned premiums by line of business (dollars in thousands):


                             2000         1999         1998
                           -------      -------      -------
Workers' compensation      $16,741      $13,157      $14,344
Business automobile          4,918        2,876        3,750
General liability            2,531        1,251        1,619
Property                     4,386        2,119        2,100
                           -------      -------      -------

Total earned premium       $28,576      $19,403      $21,813
                           =======      =======      =======

         The combined ratio for Georgia Casualty for 2000 decreased to 116.0% from 126.2% in 1999. The loss ratio declined to 77.7% in 2000 from 85.2% in 1999. The primary reason for the decline is the complete elimination during the latter part of 1999 of two underwriting programs, the performance of which was substandard. In addition, the company is seeing the benefits of the increased rates that began during 1999. Also, the mix of business that Georgia Casualty underwrites has changed from one of higher hazards (e.g. logging and habitational contractors) to low and moderate hazards (e.g. retail and light manufacturing).

         During 2000, in an effort to strengthen loss reserves and reposition the company, a comprehensive review of all loss reserves and open claims was performed. Consequently, reserves were increased to levels deemed more appropriate by management. These initiatives resulted in a loss ratio that is higher than is desired by management but which is needed to support the significant growth Georgia Casualty is experiencing and better position the company to capitalize on market opportunities.

         The expense ratio decreased from 41.0% in 1999 to 38.3% in 2000. The decline in the expense ratio is primarily attributable to the increase in earned premiums associated with the new growth and only a moderate increase in fixed expenses.

BANKERS FIDELITY

         The following summarizes Bankers Fidelity's premiums and operating results (dollars in thousands):

                                                Premiums
                                     2000         1999         1998
                                   -------      -------      -------
Medicare supplement                $31,295      $25,822      $19,743
Other health products                2,899        3,206        2,986
Life insurance                      13,445       12,499       11,748
                                   -------      -------      -------

Total premiums                     $47,639      $41,527      $34,477
                                   =======      =======      =======

                                         Operating Expenses
                                     2000         1999         1998
                                   -------      -------      -------
Insurance benefits and losses      $33,452      $28,313      $21,494
Commissions and underwriting
  expenses                          15,764       15,216       15,005
                                   -------      -------      -------

Total expenses                     $49,216      $43,529      $36,499
                                   =======      =======      =======

         Premium revenue at Bankers Fidelity increased 14.7% or $6.1 million over 1999 results. The largest increase is in the Medicare Supplement line of business, which is up 21.2% for the year. During 1999, Bankers Fidelity had expanded its Medicare Supplement product into additional states and, as a result, increased the sales of this product over the course of the year. The effects of this expansion are now being realized. In addition, several of Bankers Fidelity's competitors have exited this line of business which has increased the flow of business to Bankers Fidelity. Also, during the fourth quarter of 1999 and the first quarter of 2000 Bankers Fidelity implemented rate increases on this product, in some cases up to 30%. While the full effect of these rate increases is just now beginning to impact renewal business, it is reflected in the new business written by the company. In spite of these increases, the renewal rate retention on this product was in excess of 86% for the year. Bankers Fidelity is also continuing to see increased sales in its life products, up 7.6% as compared to 1999. The company is continuing to emphasize this product line in its marketing efforts. The increase in premium volume from 1998 to 1999 is attributable to the same reasons outlined in the aforementioned paragraph.

         Insurance benefits and losses at Bankers Fidelity increased 18.2% or $5.1 million during 2000. This increase is directly attributable to the increase in premium volume. As a percentage of earned premium, benefits and losses were 70.2% for the year compared to 68.2% in 1999. The increase is primarily due to increased medical costs. It is anticipated that the rate increases that Bankers Fidelity has put in place will ultimately mitigate the increases in medical costs.

         As a result of an effort to reduce commission costs as well as streamline expenses, commissions and other expenses increased only slightly to $15.8 million from $15.2 million in 1999. As a percentage of earned premium, these expenses were 33.1% for the year compared to 36.6% in 1999.

INVESTMENT INCOME AND REALIZED GAINS

         Investment income for the year of $15.6 million represents an increase of 22.2% or $2.8 million over 1999 results. The inclusion of Association Casualty is responsible for $1.5 million of this increase in 2000. The Company also benefited from a significant gain in a real estate partnership in which it is involved. The investment, which is accounted for under the equity method, generated income of approximately $0.6 million during 2000. The remaining increase is the result of the Company shifting securities from short-term to longer-term securities to take advantage of the steepening yield curve in the first half of 2000. Investment income increased 10.7% or $1.2 million in 1999 from 1998. The addition of Association Casualty added over $30.0 million to the investment portfolio of Atlantic American in 1999 and accounted for $1.1 million of the increase in investment income from 1998 to 1999. Management has continued to focus on investing in short and medium maturity bonds of high quality, in addition to government-backed securities. The common and preferred stock portfolio of Atlantic American decreased $4.7 million during 2000 due to declines in the trading prices of several of its investments. During the fourth quarter of 2000, interest rates began to decline. As a result of falling interest rates on the Company's bond portfolio, the declines in the equity investments were partially offset by the increases in the bond portfolio. Consequently, unrealized investment gains decreased slightly from $12.1 million at December 31, 1999 to $10.5 million at December 31, 2000.

         Realized investment gains decreased to $1.9 million in 2000 from $2.8 million in 1999. Management is continually evaluating the Company's investment portfolio and will periodically divest appreciated investments as deemed appropriate.

INTEREST EXPENSE

         Interest expense increased from $2.8 million in 1999 to $4.4 million in 2000. In conjunction with the acquisition of Association Casualty, the Company entered into a $30.0 million revolving credit facility with Wachovia Bank, N.A. In 1999, the Company had drawn down $26.0 million on this facility. This facility, coupled with the $25.0 million variable rate demand bonds issued during the second quarter of 1999, brought the total debt of the Company to $51.0 million as of December 31, 1999, up from $26.0 million at the end of 1998. During 2000, the Company paid down $4.5 million of the credit facility reducing the debt to $46.5 million at December 31, 2000 compared to $51.0 million as of December 31, 1999. The increased debt associated with the acquisition of Association Casualty along with rising interest rates accounted for the increase in interest expense.

OTHER EXPENSES

         The increase in other operating expenses (commissions, underwriting expenses, and other expenses) is primarily attributable to the acquisition of Association Casualty which accounts for $4.1 million of the $6.0 million increase. The remaining increase of $1.9 million is the result of increased costs associated with the staffing needs for Georgia Casualty to support the premium growth in addition to an increase in state assessments, specifically the second injury trust fund assessment. These increased costs were partially offset by a reduction in the bad debt reserve due to improvements as to the collectiblity of certain receivables from agents with whom the company conducts business. In 1999, other operating expenses increased $5.0 million. The acquisition of Association Casualty accounted for $3.2 million of this increase. The remaining increase of $1.8 million was due primarily to an initiative taken by the Company in 1999 to streamline its operations in addition to an overall increase in general operating expenses.

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

         Dividend payments to the Company by its insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of statutory surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries. At December 31, 2000 the Company's insurance subsidiaries had statutory surplus of $81.9 million.

         The Company provides certain administrative, purchasing and other services for each of its subsidiaries. The amount charged to and paid by the subsidiaries was $7.6 million, $6.7 million, and $6.5 million in 2000, 1999, and 1998, respectively. In addition, the Company has a formal tax-sharing agreement with each of its insurance subsidiaries. A net total of $1.0 million, $2.0 million and $1.9 million was paid to the Company under the tax sharing agreement in 2000, 1999, and 1998, respectively. Dividends were paid to Atlantic American by one of its subsidiaries totaling $3.6 million in 2000, 1999, and 1998. As a result of the Company's tax loss carryforwards, which totaled approximately $31.6 million at December 31, 2000, it is anticipated that the tax sharing agreement will provide the Company with additional funds with which to meet its cash flow obligations.

         The Company is a party to a five-year revolving credit facility ("the Revolving Credit Facility") that provides for borrowings up to $30.0 million. The interest rate on the borrowings under this facility may be fixed, at the Company's option, for a period of one, three, six or twelve months and is based upon the London Interbank Offered Rate ("LIBOR") plus an applicable margin, 2.50% at December 31, 2000. The margin varies based upon the Company's leverage ratio (debt to total capitalization, as defined) and ranges from 1.75% to 3.75%. Interest on the Revolving Credit Facility is currently payable monthly. The Revolving Credit Facility provides for the payment of all of the outstanding principal balance at June 30, 2004 with no required principal payments prior to that time, except as provided below. The interest rate on this facility at December 31, 2000 and 1999 was 9.12% and 8.49%, respectively.

         The Company also has outstanding $25.0 million of Series 1999, Variable Rate Demand Bonds (the "Bonds") due July 1, 2009 issued through a private placement. The Bonds, which are redeemable at the Company's option, pay a variable interest rate that approximates 30-day LIBOR. The Bonds are backed by a letter of credit issued by Wachovia Bank, N.A., which is automatically renewable on a monthly basis until thirteen months after such time as Wachovia gives the Company notice of its option not to renew the letter of credit. The Bonds are subject to mandatory redemption upon termination of the letter of credit, if an alternative letter of credit facility is not secured. The Company expects that it would be able to replace the letter of credit facility within the prescribed period if Wachovia should give notice of its intention not to renew the existing facility. The cost of the letter of credit and its associated fees are 2.50% making the effective rate on the Bonds, LIBOR plus 2.50% at December 31, 2000. The interest on the Bonds is payable monthly and the letter of credit fees are payable quarterly. The interest rate on the Bonds, along with the related fees, at December 31, 2000 and 1999 was 9.15% and 8.29%, respectively. The Bonds do not require the repayment of any principal prior to maturity, except as provided above.

         The Company is required, under both instruments, to maintain certain covenants including, among others, ratios that relate funded debt to total capitalization, funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), and interest coverage to interest. The Company must also comply with limitations on capital expenditures and additional debt obligations.

         Effective December 30, 2000, the Revolving Credit Facility and letter of credit were both amended by Wachovia Bank, N.A. The amendment establishes new covenants pertaining to ratios related to funded debt, total capitalization, interest coverage, EBITDA, and authorized control level risk-based capital. In addition, the Company is required to enter into and maintain at all times thereafter, interest rate protection agreements with respect to at least 30 percent of the aggregate principal amount of the total debt. On March 21, 2001, the Company entered into an interest rate swap agreement with Wachovia Bank, N.A. to hedge its interest rate risk on a portion of the outstanding borrowings under the Revolving Credit Facility. Also, beginning March 31, 2003 and each quarter thereafter, the commitment on the Revolving Credit Facility shall be permanently reduced in an amount equal to $1.0 million. Each such reduction shall be accompanied by a prepayment of the loans to the extent that the loans exceed the amount of the commitment after giving affect to each quarterly reduction. At December 31, 2000 the Company was in compliance with all debt covenants, as revised on December 30, 2000.

         The Company intends to repay its obligations under both facilities using dividend and tax sharing payments from its subsidiaries. In addition, the Company believes that, if necessary, at maturity, the Revolving Credit Facility can be refinanced with the current lender and that an additional series of bonds could be issued when the Bonds mature.

         The Company also has outstanding $15.9 million of preferred stock issued to affiliates. The preferred stock accrues a dividend of 9.0% per year and at December 31, 2000 the Company had accrued but unpaid dividends on the preferred stock totaling $6.0 million.

         Net cash provided by operating activities totaled $16.7 million in 2000, $5.4 million in 1999 and $5.5 million in 1998. Cash and short-term investments at December 31, 2000 were $31.9 million and are believed to be more than sufficient to meet the Company's near-term needs.

         The Company believes that the cash flows it receives from its subsidiaries and, if needed, additional borrowings from banks and affiliates of the Company, will enable the Company to meet its liquidity requirements for the foreseeable future. Management is not aware of any current recommendations by regulatory authorities which, if implemented, would have a material adverse effect on the Company's liquidity, capital resources or operations.

     In 1999, the National Association of Insurance Commissioners ("NAIC") completed a process to codify statutory accounting practice for certain insurance enterprises ("Codification"). Codification may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. It is expected that the most significant of these changes will be the recognition of deferred taxes and, as such, the impact of Codification could be material to the Company's surplus and net income on a statutory-basis. Management continues to evaluate the impact of Codification on its statutory-basis financial statements. Codification will not, however, impact the Company's financial statements prepared in accordance with generally accepted accounting principles.

NEW ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation and disclosure of revenues in financial statements and requires adoption no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB 101 in the fourth quarter of 2000. The adoption did not have any impact on the Company's results of operations or financial position.

         In June 1998, the Financial Accounting Standards board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires the recognition of the fair value of all derivative instruments on the balance sheet and establishes specific accounting methods for hedges. In June 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of Election Date of FASB Statement 133" ("SFAS 137"). Subsequent to the issuance of SFAS 133, as amended by SFAS 137, the FASB received many requests to clarify certain issues causing difficulties in implementation. In June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," ("SFAS 138"), which responds to these requests by amending certain provisions of SFAS 133. The Company will adopt SFAS 133 and the corresponding amendments under SFAS 138 on January 1, 2001. Management has determined that the impact of initially adopting SFAS 133, as amended by SFAS 137 and SFAS 138 will not have a material effect on the Company's financial condition or results of operations.

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

INTEREST RATE AND MARKET RISK

         Due to the nature of the Company's business it is exposed to both interest rate and market risk. Changes in interest rates, which represent the largest risk factor affecting the Company, may result in changes in the fair value of the Company's investments, cash flows and interest income and expense. To mitigate this risk, the Company invests in high quality bonds and avoids investing in securities that are directly linked to loans or mortgages.

         The Company is also subject to risk from changes in equity prices. Atlantic American owned $14.2 million of common stock of Wachovia Corporation at December 31, 2000. A 10% decrease in the share price of the common stock of Wachovia Corporation would result in a decrease of approximately $0.9 million to shareholders' equity.

         The interest rate on the Company's debt is tied to LIBOR. A 100 point basis increase in the LIBOR would result in an additional $0.5 million in interest expense. On March 21, 2001, the Company entered into an interest rate swap agreement with Wachovia Bank, N.A. to hedge its interest rate risk on a portion of the outstanding borrowings under the revolving credit facility.

         The table below summarizes the estimated fair values that might result from changes in interest rates of the Company's bond portfolio:

(Dollars in thousands)       +200bp       +100bp       Fair value      -100bp       -200bp
----------------------      --------     --------      ----------     --------     --------
December 31, 2000           $148,749     $154,357       $159,404      $163,215     $166,020
December 31, 1999           $122,815     $128,677       $137,000      $139,704     $143,704

         The Company is also subject to risk from changes in equity prices. The table below summarizes the effect that a change in share price would have on the value of the Company's equity portfolio, including the Company's single largest equity holding.

(Dollars in thousands)                    +20%         +10%     Fair Value       -10%         -20%
----------------------                  -------      -------    ----------     -------      -------
December 31, 2000

Investment in Wachovia Corporation      $17,005      $15,588      $14,171      $12,754      $11,337
Other equity holdings                    35,729       32,751       29,774       26,797       23,819
                                        -------      -------      -------      -------      -------

Total equity holdings                   $52,734      $48,339      $43,945      $39,551      $35,156
                                        =======      =======      =======      =======      =======

December 31, 1999

Investment in Wachovia Corporation      $22,668      $20,779      $18,890      $17,001      $15,112
Other equity holdings                    35,753       32,773       29,794       26,815       23,835
                                        -------      -------      -------      -------      -------

Total equity holdings                   $58,421      $53,552      $48,684      $43,816      $38,947
                                        =======      =======      =======      =======      =======

         The interest rate on the Company's debt is variable and tied to LIBOR. The table below summarizes the effect that changes in interest rates would have on the Company's interest expense. The impact of the changes in interest rates at December 31, 2000 excludes the impact of the interest rate swap agreement the Company entered into on March 21, 2001, discussed above.

                                            Interest Expense                                      Interest Expense
                                    ------------------------------                         -----------------------------
(Dollars in thousands)                +200bp              +100bp              Debt           -100bp             -200bp
----------------------              ----------          ----------          --------       ----------         ----------
December 31, 2000                       $930               $465             $46,500          $(465)             $  (930)
December 31, 1999                     $1,020               $510             $51,000          $(510)             $(1,020)

DEFERRED TAXES

         At December 31, 2000, the Company had a net deferred tax asset of $3.8 million comprised of a deferred tax asset of $20.8 million, a deferred tax liability of $9.1 million and a valuation allowance of $7.9 million. The valuation allowance was established against deferred tax assets relating to net operating loss carryforwards that might not be realized.

         Until the end of 1999, the Company established a full valuation allowance against these deferred income tax benefits as they were not considered realizable from expected future reversals of existing taxable temporary differences. The Company believed that it was more likely than not that the net deferred income tax benefits would not be realized through future taxable income prior to the expiration dates of net operating loss carryforwards. However, with the acquisition of Association Casualty and several years of profitability, the Company believes it is now more likely than not that a portion of its net deferred income tax benefits relating to net operating loss carryforwards scheduled to expire between 2006 and 2010 will be realized based on future taxable income. Management also can and would implement tax-planning strategies to prevent these carryforwards from expiring. As of December 31, 2000, a valuation allowance has been established for deferred income tax benefits relating primarily to net operating loss carryforwards scheduled to expire between 2002 and 2003. Since the Company's ability to generate taxable income from operations and utilize available tax-planning strategies in the near term is dependent upon various factors, many of which are beyond management's control, management believes that it is more likely than not that the deferred income tax benefits relating to these carryforwards will not be realized. However, realization of the remaining deferred income tax benefits will be assessed periodically based on the Company's current and anticipated results of operations and amounts could increase or decrease in the near term if estimates of future taxable income change. The Company has a formal tax-sharing agreement and files a consolidated income tax return with its subsidiaries.

FORWARD-LOOKING STATEMENTS

         This report contains and references certain information that constitutes forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Those statements, to the extent they are not historical facts, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based upon management's assessments of various risks and uncertainties, as well as assumptions made in accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of such risks and uncertainties, including those identified in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and the other filings made by the Company from time to time with the Securities and Exchange Commission.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO ATLANTIC AMERICAN CORPORATION:

         We have audited the accompanying consolidated balance sheets of Atlantic American Corporation (a Georgia corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements (pages 9 through 37) referred to above present fairly, in all material respects, the financial position of Atlantic American Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.


                                        /s/
                                        ---------------------------------------
                                           ARTHUR ANDERSEN LLP

Atlanta, Georgia
March 27, 2001

                                  SUBSIDIARIES

                               PRINCIPAL OFFICERS

                     BANKERS FIDELITY LIFE INSURANCE COMPANY
                                  EUGENE CHOATE
                                    President

                        GEORGIA CASUALTY & SURETY COMPANY
                                 BOB J. KITCHEN
                                    President

                       AMERICAN SOUTHERN INSURANCE COMPANY
                        AMERICAN SAFETY INSURANCE COMPANY
                              ROY S. THOMPSON, JR.
                                Chairman Emeritus

                                 CALVIN L. WALL
                      Chairman and Chief Executive Officer

                                SCOTT G. THOMPSON
                      President and Chief Financial Officer

                     ASSOCIATION CASUALTY INSURANCE COMPANY
                   ASSOCIATION RISK MANAGEMENT GENERAL AGENCY
                                HAROLD K. FISCHER
                                    President

                       SELF-INSURANCE ADMINISTRATORS, INC.
                                ANDY M. THOMPSON
                                    President

                         MARKET INFORMATION (UNAUDITED)

         The common stock of the Company is quoted on the Nasdaq National Market under the symbol "AAME." As of December 31, 2000, the Company had approximately 4,980 stockholders, including beneficial owners holding shares in nominee or "street" name. The following tables show for the periods indicated the range of the reported high and low prices of the common stock on the Nasdaq National Market and the closing price of the stock and percent of change at December 31. The Company did not declare or pay cash dividends on its common stock during the year ended December 31, 2000. Since 1988, the Company has retained its earnings to support the growth of its business.

                                                                                   2000                         1999
                                                                       --------------------------------------------------------

                                                                           HIGH            LOW          High            Low
                                                                       --------------------------------------------------------
First quarter                                                            $ 2 15/16      $  2 1/4      $  4 5/8      $ 3 15/16
Second quarter                                                              3  3/8         2 1/2       4 11/16          3 7/8
Third quarter                                                               2 3/4          1 3/4         4 1/8          2 3/8
Fourth quarter                                                              2 1/2          1 3/4       2 15/16          2 1/4

                                                                   2000       1999            1998           1997        1996
                                                                 --------------------------------------------------------------
December 31, closing stock price per share                          $2       $2 5/16         $ 4 7/8        $5 1/16     $3 1/16
Stock price percentage of change from prior year                 -13.5%        -52.6%           -3.7%         +65.3%      +32.4%

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

                             WILLIAM H. WHALEY, M.D.
                     William H. Whaley, M.D., P.C., F.A.C.P.

                                  DOM H. WYANT
                   Retired Partner, Jones, Day, Reavis & Pogue

                                    OFFICERS
                                J. MACK ROBINSON
                                    Chairman

                              HILTON H. HOWELL, JR.
                      President and Chief Executive Officer

                                ROBERT A. RENAUD
                   Vice President and Chief Financial Officer

                                  MARC LA PALME
                       Vice President, Actuarial Services
                          Property & Casualty Division

                                CLARK W. BERRYMAN
                      Vice President, Information Services

                               MICHAEL J. BRASSER
                         Vice President, Internal Audit

                                  JANIE L. RYAN
                               Corporate Secretary

                                BARBARA B. SNYDER
                  Vice President and Director, Human Resources

SHAREHOLDER INFORMATION

ANNUAL MEETING

Atlantic American's annual meeting of shareholders will be held on Tuesday, May 15, 2001, at 9:00 a.m. in the Peachtree Insurance Center, 4370 Peachtree Road, N.E., Atlanta, Georgia. Holders of common stock of record at the close of business on March 19, 2001, are entitled to vote at the meeting, and all parties interested in Atlantic American are invited to attend. A notice of meeting, proxy statement and proxy were mailed to shareholders with this annual report.

INDEPENDENT ACCOUNTANTS
Arthur Andersen LLP
Atlanta, Georgia

LEGAL COUNSEL
Jones, Day, Reavis & Pogue
Atlanta, Georgia

STOCK EXCHANGE LISTING
Symbol: AAME
Traded over-the-counter market
Quoted on the Nasdaq National Market System

TRANSFER AGENT AND REGISTRAR
Atlantic American Corporation
Attn:  Janie L. Ryan, Corporate Secretary,
P. O. Box 190720
Atlanta, Georgia 31119-0720
(800) 441-5001 or (404) 266-5532

FORM 10-K AND OTHER INFORMATION
For investors and others seeking additional data regarding Atlantic American Corporation or copies of the Corporation's annual report to the Securities and Exchange Commission (Form 10-K), please contact Janie L. Ryan Corporate Secretary, (800) 441-5001 or (404) 266-5532. Please visit our web site at: www.atlam.com.

4370 PEACHTREE ROAD, N.E.
ATLANTA, GEORGIA 30319-3000
TELEPHONE:        404-266-5500
FACSIMILE:        404-266-5702
WWW.ATLAM.COM